Commission File Number:  30-246



                         SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549-1004



                                      FORM U5S

                                   ANNUAL REPORT

                       FOR THE YEAR ENDED DECEMBER 31, 1999



     Filed pursuant to the Public Utility Holding Company Act of 1935 by


                                NORTHEAST UTILITIES


       174 Brush Hill Avenue, West Springfield, Massachusetts 01090-0010

                                (Corporate Address)

                    Selden Street, Berlin, Connecticut 06037-1616

                              (Principal Headquarters)

                                NORTHEAST UTILITIES

                               FORM U5S ANNUAL REPORT

                        FOR THE YEAR ENDED DECEMBER 31, 1999


                                 TABLE OF CONTENTS


Item                                                                    Page
----                                                                    ----
1.  System Companies and Investments Therein........................       2

2.  Acquisitions or Sales of Utility Assets.........................      13

3.  Issue, Sale, Pledge, Guarantee, or Assumption of
    System Securities...............................................      13

4.  Acquisition, Redemption or Retirement of System Securities......      15

5.  Investments in Securities of Nonsystem Companies................      19

6.  Officers and Directors..........................................      21

7.  Contributions and Public Relations..............................      50

8.  Service, Sales and Construction Contracts.......................      50

9.  Wholesale Generators and Foreign Utility Companies..............      50

10. Financial Statements and Exhibits...............................      51

    Report of Independent Public Accountants........................     F-1

    Signature.......................................................     F-2


ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999

Name of Company                                 No. of Common        % of
---------------                                 Shares Owned      Voting Power
Name of Owner                                   -------------     ------------
-------------

Northeast Utilities (NU) (1)

Name of Issuer
--------------

The Connecticut Light and
Power Company (CL&P) (2)(3)*                      12,222,930          100%

Public Service Company of
New Hampshire (PSNH) (2)(3)*                           1,000          100

Western Massachusetts
Electric Company (WMECO) (2)(3)*                   1,072,471          100

North Atlantic Energy
Corporation (NAEC) (3)                                 1,000          100

Holyoke Water Power
Company (HWP) (3)*                                   480,000          100

Northeast Utilities Service
Company (NUSCO) (4)                                        1          100

Northeast Nuclear Energy
Company (NNECO) (5)                                    1,500          100

North Atlantic Energy Service
Corporation (NAESCO) (6)                               1,000          100

The Quinnehtuk Company (7)                             3,500          100

The Rocky River Realty
Company (RRR) (7)                                        100          100

Charter Oak Energy, Inc. (COE) (8)*                      100          100

NU Enterprises, Inc. (NUEI) (13)                         100          100


Name of Company
---------------
                                                       Issuer       Owner's
Name of Owner                                        Book Value    Book Value
-------------                                        ----------    ----------
                                                       (000's)       (000's)
Northeast Utilities (NU) (1)

Name of Issuer
--------------
The Connecticut Light and
Power Company (CL&P) (2)(3)*                          $941,497      $941,497

Public Service Company of
New Hampshire (PSNH) (2)(3)*                           745,667       745,667

Western Massachusetts
Electric Company (WMECO) (2)(3)*                       237,375       237,375

North Atlantic Energy
Corporation (NAEC) (3)                                 173,752       173,752

Holyoke Water Power
Company (HWP) (3)*                                      22,876        22,876

Northeast Utilities Service
Company (NUSCO) (4)                                          1             1

Northeast Nuclear Energy
Company (NNECO) (5)                                     15,919        15,919

North Atlantic Energy Service
Corporation (NAESCO) (6)                                    12            12

The Quinnehtuk Company (7)                              (2,376)       (2,376)

The Rocky River Realty
Company (RRR) (7)                                          684           684

Charter Oak Energy, Inc. (COE) (8)*                     23,101        23,101

NU Enterprises, Inc. (NUEI) (13)                        74,522        74,522

Name of Company                                 No. of Common        % of
---------------                                 Shares Owned      Voting Power
Name of Owner                                   -------------     ------------
-------------

The Connecticut Light and
Power Company (2)(3)***

Name of Issuer
--------------
CL&P Receivables Corporation (CRC) (11)              100              100

CL&P Capital, L.P.                                    -               100

Electric Power, Incorporated**                       100              100

The City and Suburban Electric
and Gas Company** (15)                               100              100

Research Park, Incorporated (15)                      50              100

The Connecticut Transmission
Corporation** (15)                                   200              100

The Connecticut Steam Company**                       10              100

The Nutmeg Power Company**                            60              100

Name of Owner
-------------
Public Service Company of New Hampshire (2)(3)

Name of Issuer
--------------
Properties, Inc. (7)                                 200              100

New Hampshire Electric Company** (15)                  1              100

Name of Owner
-------------
Western Massachusetts Electric Company (2)(3)

Name of Issuer
--------------
WMECO Receivables Corporation (WRC)(11)              100             100


Name of Company
---------------
                                                       Issuer       Owner's
Name of Owner                                        Book Value    Book Value
-------------                                        ----------    ----------
                                                       (000's)       (000's)
The Connecticut Light and
Power Company (2)(3)***

Name of Issuer
--------------
CL&P Receivables Corporation (CRC) (11)               $91,927      $ 91,927

CL&P Capital, L.P.                                      3,100         3,100

Electric Power, Incorporated**                              1             1

The City and Suburban Electric
and Gas Company** (15)                                      1             1

Research Park, Incorporated (15)                           56            56

The Connecticut Transmission
Corporation** (15)                                          5             5

The Connecticut Steam Company**                             1             1

The Nutmeg Power Company**                                  2             2

Name of Owner
-------------
Public Service Company of New Hampshire (2)(3)

Name of Issuer
--------------
Properties, Inc. (7)                                    3,172         3,172

New Hampshire Electric Company** (15)                    -             -

Name of Owner
-------------
Western Massachusetts Electric Company (2)(3)

Name of Issuer
--------------
WMECO Receivables Corporation (WRC)(11)                   (11)          (11)



Name of Company                                 No. of Common        % of
---------------                                 Shares Owned      Voting Power
Name of Owner                                   -------------     ------------
-------------

Holyoke Water Power Company (3)

Name of Issuer
--------------
Holyoke Power and Electric Company (HP&E)           4,850             100

Name of Owner
-------------
Charter Oak Energy, Inc. (8)

Name of Issuer
--------------
COE Development Corporation                           100            100

COE Argentina II Corporation                          100            100

COE Ave Fenix Corporation                             100            100

Name of Owner
-------------
HEC Inc. (9)

Name of Issuer
--------------
Select Energy Contracting, Inc. (14)                  100            100

Southwest HEC Energy Services L.L.C.                 -                50

HEC Energy Consulting Canada, Inc.                    100            100

Reeds Ferry Supply Co., Inc. (16)                   4,000            100

HEC/Tobyhanna Energy Project, Inc. (17)               100            100


Name of Company
---------------
                                                       Issuer       Owner's
Name of Owner                                        Book Value    Book Value
-------------                                        ----------    ----------
                                                       (000's)       (000's)
Holyoke Water Power Company (3)

Name of Issuer
--------------
Holyoke Power and Electric Company (HP&E)            $   457      $   457

Name of Owner
-------------
Charter Oak Energy, Inc. (8)

Name of Issuer
--------------
COE Development Corporation                            1,740        1,740

COE Argentina II Corporation                              29           29

COE Ave Fenix Corporation                             14,735       14,735

Name of Owner
-------------
HEC Inc. (9)

Name of Issuer
--------------
Select Energy Contracting, Inc. (14)                   9,087        9,087

Southwest HEC Energy Services L.L.C.                       2            2

HEC Energy Consulting Canada, Inc.                         8            8

Reeds Ferry Supply Co., Inc. (16)                         (1)          (1)

HEC/Tobyhanna Energy Project, Inc. (17)                 -            -


Name of Company                                 No. of Common        % of
---------------                                 Shares Owned      Voting Power
Name of Owner                                   -------------     ------------
-------------
NU Enterprises, Inc. (13)

Name of Issuer
--------------
Northeast Generation Company (NGC) (13)              100              100

Northeast Generation Services Company (NGS) (13)     100              100

Select Energy Portland Pipeline,
Inc. (SEPPI) (18)                                    100              100

Select Energy, Inc. (Select Energy) (10) (13)        100              100

Mode 1 Communications, Inc. (Mode 1) (12) (13)      -                -

HEC Inc. (HEC) (13)*                                 100              100


Name of Company
---------------
                                                       Issuer       Owner's
Name of Owner                                        Book Value    Book Value
-------------                                        ----------    ----------
                                                       (000's)       (000's)
NU Enterprises, Inc. (13)

Name of Issuer
--------------
Northeast Generation Company (NGC) (13)               $ 3,354       $ 3,354

Northeast Generation Services
Company (NGS) (13)                                        886           886

Select Energy Portland Pipeline,
(SEPPI) Inc. (19)                                        -             -

Select Energy, Inc.
(Select Energy) (10) (13)                              35,015        35,015

Mode 1 Communications, Inc.
(Mode 1) (12) (13)                                      6,328         6,328

HEC Inc. (HEC) (13)*                                   18,868        18,868

  *Consolidated.
 **Inactive.
***Exempt holding company - see Commission Release Nos. 13048 and 14947.

(1) For information regarding NU's investment in the hydro-transmission companies, see Note A to Item 1.

(2) For information regarding CL&P's, PSNH's and WMECO's investment in regional nuclear generating companies, see Note A to Item 1.

(3)   Electric utility operating subsidiary.

(4) Service company which provides support services for the NU system companies.

(5) Agent for the NU system companies and other New England utilities in operating the Millstone nuclear facilities.

(6)   Agent for the joint owners in operating the Seabrook nuclear facility.

(7) Subsidiary which constructs, acquires or leases some of the property and facilities used by one or more of the system companies.

(8) Directly and through its subsidiaries, COE develops and invests in cogeneration, small power production and other forms of nonutility generation and in exempt wholesale generators and foreign utility companies, as permitted under the Energy Policy Act of 1992. As of December 31, 1999, COE Ave Fenix Corp. no longer has an investment in Ave Fenix Energia, S.A., an Argentinean company. On November 18, 1999, a Certificate of Formation was filed with the Secretary of State of Delaware for the formation of AFE Acquisition, LLC in which COE Ave Fenix Corporation will hold a 51 percent ownership interest.

(9) Directly and through its subsidiaries, HEC provides energy management, demand-side management and related consulting services for commercial, industrial and institutional electric companies and electric utility companies.

(10) Select Energy, a Connecticut corporation, commenced operations in October 1996. The corporation engages in the brokering, marketing, transportation, storage, and sale of energy commodities at wholesale in designated geographic areas, and in the brokering and marketing of electricity to retail customers participating in various pilot programs.

(11) In 1996, CL&P and WMECO entered into agreements under which each system company may sell from time to time, up to $200 million and $40 million, respectively, of eligible accounts receivable and accrued utility revenues. During 1997, CL&P and WMECO restructured their respective agreements to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 125, which required, in part, the creation of CRC and WRC. CRC's and WRC's sole purpose is to purchase receivables from CL&P and WMECO, respectively, and periodically resell individual undivided interests in those receivables to third party purchasers. On June 30, 1999, WMECO terminated its $40 million accounts receivable program with its respective sponsor.

(12) In June 1996, Mode 1, a Connecticut corporation, was formed for the purpose of investing in FiveCom LLC, its affiliate NECOM LLC and/or other affiliates for the construction of the New England Optical Network, a fiber-optic communications network to run throughout New England, and to participate in other associated transactions. For further information on Mode 1, see Note 4 on Item 5 of this Form U5S.

(13) On January 4, 1999, NU formed NUEI, a direct subsidiary of NU and holding company for the NU system's unregulated, competitive companies. NUEI in turn the same day formed NGC, a corporation that acquires and manages generation facilities, NGS, a corporation that will maintain and service any fossil or hydro facility that is acquired or contracted with for fossil or hydro generation services, and acquired the stock of NU's existing unregulated companies, Select Energy, HEC and Mode 1.

(14) On July 7, 1999, HEC International Corporation changed its name to Select Energy Contracting, Inc.

(15) Research Park, Incorporated, The City and Suburban Electric and Gas Company, The Connecticut Transmission Corporation, and New Hampshire Electric Company were dissolved on October 21, 1999.

(16) Reeds Ferry Supply Co., Inc., a plumbing, heating and air conditioning supply company, was incorporated in New Hampshire on July 15, 1964. HEC acquired all of the stock of Reeds Ferry Supply Co., Inc. on August 4, 1999.

(17) HEC/Tobyhanna Energy Project, Inc., was incorporated in Massachusetts on September 28, 1999, and issued all of its stock to HEC on the same day. It is a special purpose entity set up exclusively to enter into project financing agreements.

(18) SEPPI was incorporated in Connecticut on March 15, 1999, and issued all of its stock to NUEI on March 17, 1999. SEPPI owns a 5 percent interest in Portland Natural Gas Transmission Pipeline.


Note A: The following are CL&P's, PSNH's and WMECO's total investments in regional nuclear generating companies and NU's investments in New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation:


                                              No. of        %         Carrying
                                              Common        of         Value
                                              Shares      Voting         to
Name of Owner   Name of Issuer                Owned       Power        Owners
-------------   --------------                ------    ----------    --------
                                                                       (000's)

The Connecticut Light and Power Company:

  Connecticut Yankee Atomic Power Co. (b)    120,750       34.5%      $36,457
  Maine Yankee Atomic Power Co. (b)           60,000       12.0         9,135
  Vermont Yankee Nuclear Power Corp. (c)      37,242        9.5         5,093
  Yankee Atomic Electric Co. (b)              37,583       24.5         3,786

Public Service Company of New Hampshire:

  Connecticut Yankee Atomic Power Co. (b)     17,500        5.0         5,486
  Maine Yankee Atomic Power Co. (b)           25,000        5.0         3,708
  Vermont Yankee Nuclear Power Corp. (c)      15,681        4.0         2,071
  Yankee Atomic Electric Co. (b)              10,738        7.0         1,043

Western Massachusetts Electric Company:

  Connecticut Yankee Atomic Power Co. (b)     33,250        9.5        10,029
  Maine Yankee Atomic Power Co. (b)           15,000        3.0         2,267
  Vermont Yankee Nuclear Power Corp. (c)       9,800        2.5         1,347
  Yankee Atomic Electric Co. (b)              10,738        7.0         1,081

Total System Investment:

  Connecticut Yankee Atomic Power Co. (b)    171,500       49.0        51,972
  Maine Yankee Atomic Power Co. (b)          100,000       20.0        15,110
  Vermont Yankee Nuclear Power Corp. (c)      62,723       16.0         8,511
  Yankee Atomic Electric Co. (b)              59,059       38.5         5,910

Northeast Utilities:

  New England Hydro-Transmission
    Electric Company, Inc.                   906,324      22.66        10,823
  New England Hydro-Transmission Corp.         4,871      22.66         5,637

(b) Yankee Atomic Electric Co.'s, Connecticut Yankee Atomic Power Co.'s and Maine Yankee Atomic Power Co.'s nuclear power plants were shut down permanently on February 26, 1992, December 4, 1996, and August 6, 1997, respectively.

(c) On October 15, 1999, Vermont Yankee Nuclear Power Corporation agreed to sell its nuclear generating unit to Amergen Energy Company, LLC for $22 million.

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS

Restructuring laws in Connecticut required CL&P and WMECO to divest of their nonnuclear generation assets.

On December 15, 1999, CL&P closed on the sale of 2,235 megawatts (MW) of fossil generation assets to NRG Energy, Inc. The total consideration received from the sale was $516.9 million.

On July 26, 1999, WMECO closed on the sale of 290 MW of fossil and hydroelectric generation assets to Consolidated Edison Energy, Inc. The total consideration for this sale was $48.5 million.

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Descriptions of transactions involving the issue, sale, pledge, guarantee, or assumption of system securities, including short-term borrowings, have been filed pursuant to Rule 24, with the exception of certain NU guarantees incident to the procurement of surety bonds and the issue of certain securities, as described below.

In the ordinary course of their business, the NU subsidiary companies are required to provide surety or performance bonds. From time to time, NU guarantees the payment of such a bond by its subsidiary through the indemnification of the surety company or agency which has agreed to provide the bond. NU's guarantee of these surety bonds is exempt from the provisions of Section 12(b) of the Public Utility Holding Company Act of 1935, pursuant to Rule 45(b)(6) thereunder. As of December 31, 1999, NU had $77,701,547 of such guarantees outstanding, which was the highest amount outstanding during 1999.

In addition, information relating to the following issuances has been filed on Form U-6B-2 in accordance with Rule 52:

1. Pursuant to a Loan and Trust Agreement dated as of December 1, 1992, among HWP, the Massachusetts Industrial Finance Agency (the "Issuer"), and BayBank, as trustee, HWP agreed to repay the loan made to it by the Issuer of the proceeds of the $15,000,000 Pollution Control Refunding Revenue Bonds (Holyoke Water Power Company Project - 1992 Series A) issued by the Issuer on HWP's behalf (the "Bonds"). The Bonds were, upon issue on December 17, 1992, and continue to be, supported by a letter of credit (the "1992 Letter of Credit") issued by the Canadian Imperial Bank of Commerce, New York Agency (the "Bank") pursuant to the Letter of Credit and Reimbursement Agreement dated as of December 1, 1992, (the "1992 Reimbursement Agreement") between HWP and the Bank. By amendment to the 1992 Reimbursement Agreement effective as of December 23, 1999, the expiration date of the 1992 Letter of Credit was extended to December 31, 2000. Form U-6B-2 for this transaction was filed on January 3, 2000.

2. November 30, 1999, HEC entered into a Construction Loan and Security Agreement with a maximum loan amount of $8.1 million. The collateral given was all property and rights of HEC under a certain Task Order No. 002 dated August 30, 1999, between the United States of America and HEC pursuant to Contract No. DACA87-97-D-0068 dated as of August 11, 1997, including (i) all amounts due or to become due under such task order, (ii) all equipment or other property which are installed or are to be installed pursuant to such task order and (iii) all proceeds, including insurance proceeds, of any of the foregoing. Form U-6B-2 for this transaction was filed on December 9, 1999.

3. On November 5, 1999, CL&P, Societe Generale, New York Branch (the "Standby Bank"), and State Street Bank and Trust Company, as successor trustee (the "Trustee"), entered into Amendment No. 3 dated November 5, 1999, to the Standby Bond Purchase Agreement dated January 23, 1997, as amended, among CL&P, the Standby Bank and the Trustee. Pursuant to Amendment No. 3, the expiration date of the liquidity facility issued by the Standby Bank in support of the Bonds was extended from December 7, 1999 to November 3, 2000. Form U-6B-2 for this transaction was filed on November 15, 1999.

4. Pursuant to the terms of the Loan Agreement and the Indenture of Trust dated as of November 1, 1988, between HWP and Baybank Middlesex, as trustee, a new letter of credit (the "1999 Letter of Credit") was issued by The Toronto-Dominion Bank (the "1999 Bank") for the account of HWP in support of the Bonds pursuant to a new Reimbursement and Security Agreement dated as of November 3, 1999, between HWP and the 1999 Bank. The expiration date of the 1999 Letter of Credit is October 31, 2000. Form U-6B-2 for this transaction was filed on November 12, 1999.

5. Issuance by HEC/Tobyhanna Energy Project, Inc. of $26,477,000 aggregate principal amount of 7.625% Certificates of Participation to First Union Capital Markets Corp. Obligations under the Certificates of Participation are secured by a security interest in certain assets related to the project. Form U-6B-2 for this transaction was filed on October 27, 1999.

6. Issuance on June 30, 1999, by HEC of $26,000,000 aggregate principal amount of Treasury Rate Lock to Barclays Bank PLC, which requires an exchange of interest payment commitment above or below. Form U-6B-2 for this transaction was filed on July 12, 1999.

7. Issuance on June 10, 1999, by NAEC of interest rate collar in the notional amount of $75,000,000 replacing a like notional amount of cancelable interest rate swaps, issued in connection with NAEC's $225,000,000 Term Credit Agreement, dated September 27, 1995. Form U-6B-2 for this transaction was filed on June 18, 1999.

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (1)

                                                       Amounts Acquired
                                               --------------------------------
                                                   No. of
                                                 Shares or
Name of Issuer and Title of Issue              Principal Amount   Consideration
---------------------------------              ----------------   -------------

The Connecticut Light and Power Company

First Mortgage Bonds -

7.2500%  Series VV                               $ 74,000,000     $ 74,000,000
5.5000%  Series A                                 140,000,000      140,000,000
6.1250%  Series B                                 140,000,000      140,000,000
7.5000%  Series YY                                100,000,000      100,000,000
7.3750%  Series ZZ                                125,000,000      125,000,000
5.7500%  Series XX                                 41,000,000       41,000,000
                                                 ------------     ------------
                                                 $620,000,000     $620,000,000
                                                 ============     ============

Other Notes/Agreements - (2)

     Other                                       $     10,090     $     10,090
                                                 ------------     ------------
                                                 $     10,090     $     10,090
                                                 ============     ============

Western Massachusetts Electric Company

6.2500%  Series X                                $ 40,000,000     $ 40,000,000
7.7500%  Series V                                     850,000          850,000
6.8750%  Series W                                  60,000,000       60,000,000
                                                 ------------     ------------
                                                 $100,850,000     $100,850,000
                                                 ============     ============


                                                Amounts Retired/Debt Repayment
                                               --------------------------------
                                                   No. of
                                                 Shares or
Name of Issuer and Title of Issue              Principal Amount   Consideration
---------------------------------              ----------------   -------------

The Connecticut Light and Power Company

First Mortgage Bonds -

7.2500%  Series VV                               $ 74,000,000     $ 74,000,000
5.5000%  Series A                                 140,000,000      140,000,000
6.1250%  Series B                                 140,000,000      140,000,000
7.5000%  Series YY                                100,000,000      100,000,000
7.3750%  Series ZZ                                125,000,000      125,000,000
5.7500%  Series XX                                 41,000,000       41,000,000
                                                 ------------     ------------
                                                 $620,000,000     $620,000,000
                                                 ============     ============
Other Notes/Agreements - (2)

     Other                                       $     10,090     $     10,090
                                                 ------------     ------------
                                                 $     10,090     $     10,090
                                                 ============     ============

Western Massachusetts Electric Company

6.2500%  Series X                                $ 40,000,000     $ 40,000,000
7.7500%  Series V                                     850,000          850,000
6.8750%  Series W                                  60,000,000       60,000,000
                                                 ------------     ------------
                                                 $100,850,000     $100,850,000
                                                 ============     ============


                                                       Amounts Acquired
                                               --------------------------------
                                                   No. of
                                                 Shares or
Name of Issuer and Title of Issue              Principal Amount   Consideration
---------------------------------              ----------------   -------------

NU Parent

8.58%  Series A Note                             $ 13,000,000     $ 13,000,000
8.38%  Series B Note                                6,000,000        6,000,000
                                                 ------------     ------------
                                                 $ 19,000,000     $ 19,000,000
                                                 ============     ============

The Rocky River Realty Company

Other Notes/Agreements -
7.8750% Installment Note (2)                     $    908,000     $    908,000
6.6200% Mortgage Note                                  74,816           74,816
8.8100% Series A Note (3)                             904,695          904,695
                                                 ------------     ------------
                                                 $  1,887,511     $  1,887,511
                                                 ============     ============

Northeast Nuclear Energy Company

Other Notes/Agreements -
7.57% Senior Notes                               $  6,011,110     $  6,011,110
                                                 ============     ============
North Atlantic Energy Corporation

First Mortgage Bonds -
9.05% Series A                                   $ 70,000,000     $ 70,000,000
                                                 ============     ============


                                                 Amounts Retired/Debt Repayment
                                                --------------------------------
                                                   No. of
                                                 Shares or
Name of Issuer and Title of Issue              Principal Amount   Consideration
---------------------------------              ----------------   -------------

NU Parent

8.58%  Series A Note                             $ 13,000,000     $ 13,000,000
8.38%  Series B Note                                6,000,000        6,000,000
                                                 ------------     ------------
                                                 $ 19,000,000     $ 19,000,000
                                                 ============     ============

The Rocky River Realty Company

Other Notes/Agreements -
7.875% Installment Note (2)                      $    908,000     $    908,000
6.620% Notes                                           74,816           74,816
8.810% Series A Note (3)                              904,695          905,695
                                                 ------------     ------------
                                                 $  1,887,511     $  1,887,511
                                                 ============     ============

Northeast Nuclear Energy Company

Other Notes/Agreements -
7.57% Senior Notes                               $  6,011,110     $  6,011,110
                                                 ============     ============
North Atlantic Energy Corporation

First Mortgage Bonds -
9.05% Series A                                   $ 70,000,000     $ 70,000,000
                                                 ============     ============

(1) For acquisitions, redemptions or retirements of system securities, other than preferred stock, all transactions exempt pursuant to Rule 42(b)(2) or (4).

(2) Unsecured.

(3) Secured.

ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

Name of Owner                  Name of Issuer               Security Owned (1)
-------------                  --------------               ------------------

Western Massachusetts          Massachusetts Mutual         Note
Electric Company               Life Insurance

Public Service Company         Amoskeag Industries, Inc.    Stock
of New Hampshire

Northeast Utilities            Connecticut Seed             Limited Partnership
(Parent)                       Ventures, Ltc.               Interest

8 Subsidiaries (2)             Various                      Stock, Debentures
                                                            and Notes

COE Ave Fenix Corp. (3)        Ave Fenix, S.A.              Stock

Mode 1 Communications,         NorthEast Optic              Stock
Inc. (4)                       Network, Inc.

Select Energy Portland         Portland Natural             Partnership
Pipeline, Inc.                 Gas Transmission             Interest


                                                % of
                                   Number       Voting       Carrying
Name of Owner                    of Shares      Power     Value to Owners
-------------                    ---------      -----     ---------------

Western Massachusetts               -             -          $   190
Electric Company

Public Service Company             1,000          -          $   100
of New Hampshire

Northeast Utilities                 -             -          $    54
(Parent)

8 Subsidiaries (2)                  -             -          $   289

COE Ave Fenix Corp. (3)             -             -          $  -

Mode 1 Communications,         4,774,038        29.4%        $ 6,438
Inc. (4)

Select Energy Portland
Pipeline, Inc.                      -             -          $ 9,552


(1) Recorded at cost on owners' books. Partnership interests are accounted for under the equity method of accounting.

(2) CL&P, WMECO, HWP, The Quinnehtuk Company, NUSCO, NU Parent, PSNH, and RRR.

(3) As of December 1, 1999, NU no longer has in investment in Ave Fenix, S.A. For further information, refer to Note 8, Item 1 of this Form U5S.

(4) Mode 1 is a wholly owned subsidiary of NU. In July 1998, Mode 1's equity investments, FiveCom LLC and NECOM LLC, reorganized along with other related companies to form a new company, NorthEast Optic Network, Inc.
    (NEON). Mode 1's ownership interest of 40.78 percent in the new company was equal to its combined ownership interest in FiveCom LLC and NECOM LLC. In August 1998, NEON issued 4,000,000 new common shares on the open market in an initial public offering (IPO).


ITEM 6.   OFFICERS AND DIRECTORS

Part I.   As of December 31, 1999

1. The following is a list of the names and principal business addresses of the individuals who are Trustees of NU, but who are not officers or directors of any other NU system company. The names of the officers and directors of system companies appear in Section 2 below.


     Cotton Mather Cleveland            William J. Pape II
     Mather Associates                  American-Republican, Inc.
     123 Main Street                    P.O. Box 2090
     P.O. Box 935                       398 Meadow Street
     New London, NH 03257               Waterbury, CT 06722-2090

     Mr. William F. Conway              Robert E. Patricelli
     c/o Northeast Utilities            Women's Health USA, Inc.
     P.O. Box 270                       22 Waterville Road
     Hartford, CT 06141-0270            Avon, CT 06001

     E. Gail de Planque, Ph.D           John F. Swope
     c/o Northeast Utilities            c/o Northeast Utilities
     P.O. Box 270                       P.O. Box 270
     Hartford, CT 06141-0270            Hartford, CT 06141-0270

     Raymond L. Golden                  John F. Turner
     c/o Northeast Utilities            The Conservation Fund
     P.O. Box 270                       1800 North Kent Street,
     Hartford, CT 06161-0270            Suite 1120
                                        Arlington, VA 22209
     Elizabeth T. Kennan
     c/o Northeast Utilities
     P.O. Box 270
     Hartford, CT 06161-0270

2. Following are the names of and positions held by the officers and directors of all system companies (excluding the Trustees of NU who are listed in Section 1 above).


NAMES OF SYSTEM COMPANIES WITH WHICH CONNECTED AS OF DECEMBER 31, 1999:

                                NU                 NUSCO            CL&P

Michael G. Morris               CHB, P, CEO, T     CH, P, CEO, D
Bruce D. Kenyon                 PN
Hugh C. MacKenzie               PR                                  P, D
John H. Forsgren                EVP, CFO, AT       EVP, CFO, D
Cheryl W. Grise                 SVP, S, GC         SVP, S, GC
Gary D. Simon                                      SVP
William T. Frain, Jr. (1)
Kerry J. Kuhlman (2)
David H. Boguslawski                                                VP, D
Gregory B. Butler                                  VP
John B. Keane                                      VP, D            VP
Mary Jo Keating                                    VP
Robert J. Kost                                                      VP
Jean M. LaVecchia                                  VP
Gary A. Long (1)
Keith R. Marvin                                    VP, CIO
David R. McHale                 VP, TRS            VP, TRS
William J. Nadeau (3)                                               VP
John W. Noyes
Rodney O. Powell                                                    VP, D
Paul E. Ramsey (1)
John J. Roman                   VP, C              VP, C
Lisa J. Thibdaue                                   VP
Richard L. Tower                                                    VP
Dennis E. Welch                                    VP
Roger C. Zaklukiewicz                                               VP
Robert A. Bersak (1)
O. Kay Comendul                                                     S
Thomas V. Foley (4)
Randy A. Shoop                                                      TRS
John P. Stack                                                       C
Patricia A. Wood (2)
John C. Collins (5)
Gerald Letendre (6)
Jane E. Newman (7)
James E. Byrne (8)
Paul J. McDonald (9)
Melinda M. Phelps (10)
Susan M. Burdick-Brennan (11)
John C. Shea


                                HP&E               HWP              PSNH

Michael G. Morris                                                   C, CEO, D
Bruce D. Kenyon
Hugh C. MacKenzie               P, D               P, D             D
John H. Forsgren                                                    D
Cheryl W. Grise
Gary D. Simon
William T. Frain, Jr.                                               P, COO, D
Kerry J. Kuhlman                D                  D
David H. Boguslawski            D                  D                VP, D
Gregory B. Butler
John B. Keane                                                       VP
Mary Jo Keating
Robert J. Kost
Jean M. LaVecchia
Gary A. Long                                                        VP
Keith R. Marvin
David R. McHale                 VP, TRS            VP, TRS          VP, TRS
William J. Nadeau               VP                 VP               VP
John W. Noyes
Rodney O. Powell
Paul E. Ramsey                                                      VP
John J. Roman                   VP, C              VP, C            VP, C
Lisa J. Thibdaue
Richard L. Tower
Dennis E. Welch
Roger C. Zaklukiewicz           VP                 VP
Robert A. Bersak
O. Kay Comendul                 S                  S                S
Thomas V. Foley                 CL                 CL
Randy A. Shoop
John P. Stack
Patricia A. Wood
John C. Collins                                                     D
Gerald Letendre                                                     D
Jane E. Newman                                                      D
James E. Byrne
Paul J. McDonald
Melinda M. Phelps
Susan M. Burdick-Brennan
John C. Shea


                                WMECO              Mode 1           PI

Michael G. Morris               C, CEO, D          P, CEO, D
Bruce D. Kenyon
Hugh C. MacKenzie               D
John H. Forsgren                D                  D
Cheryl W. Grise
Gary D. Simon                                      D
William T. Frain, Jr.                                               P, D
Kerry J. Kuhlman                P, COO, D
David H. Boguslawski            VP, D
Gregory B. Butler
John B. Keane                   VP
Mary Jo Keating
Robert J. Kost
Jean M. LaVecchia
Gary A. Long                                                        VP, D
Keith R. Marvin
David R. McHale                 VP, TRS            VP, TRS          VP, TRS
William J. Nadeau               VP
John W. Noyes                                      VP
Rodney O. Powell
Paul E. Ramsey                                                      VP, D
John J. Roman                   VP, C              VP, C            VP, C
Lisa J. Thibdaue
Richard L. Tower
Dennis E. Welch
Roger C. Zaklukiewicz           VP
Robert A. Bersak                                                    S
O. Kay Comendul                                    S
Thomas V. Foley
Randy A. Shoop
John P. Stack
Patricia A. Wood                CL
John C. Collins
Gerald Letendre
Jane E. Newman
James E. Byrne                  D
Paul J. McDonald                D
Melinda M. Phelps               D
Susan M. Burdick-Brennan
John C. Shea


                                Quinn.             RRR              CRC

Michael G. Morris
Bruce D. Kenyon
Hugh C. MacKenzie               D                  P, D             P, D
John H. Forsgren
Cheryl W. Grise
Gary D. Simon
William T. Frain, Jr.
Kerry J. Kuhlman                P, D
David H. Boguslawski            D                  D                D
Gregory B. Butler
John B. Keane
Mary Jo Keating
Robert J. Kost
Jean M. LaVecchia
Gary A. Long
Keith R. Marvin
David R. McHale                 VP, TRS            VP, TRS
William J. Nadeau
John W. Noyes
Rodney O. Powell                                   D                D
Paul E. Ramsey
John J. Roman                   VP, C              VP, C
Lisa J. Thibdaue
Richard L. Tower
Dennis E. Welch
Roger C. Zaklukiewicz           VP                 VP
Robert A. Bersak
O. Kay Comendul                                    S                S
Thomas V. Foley
Randy A. Shoop                                                      TRS
John P. Stack                                                       C
Patricia A. Wood                CL
John C. Collins
Gerald Letendre
Jane E. Newman
James E. Byrne
Paul J. McDonald
Melinda M. Phelps
Susan M. Burdick-Brennan                                            D
John C. Shea


                                Conn Steam         Nutmeg Power     EPI

Michael G. Morris
Bruce D. Kenyon
Hugh C. MacKenzie               P, D               P, D             P, D
John H. Forsgren
Cheryl W. Grise
Gary D. Simon
William T. Frain, Jr.
Kerry J. Kuhlman                VP                 VP               VP
David H. Boguslawski
Gregory B. Butler
John B. Keane
Mary Jo Keating
Robert J. Kost
Jean M. LaVecchia
Gary A. Long
Keith R. Marvin
David R. McHale
William J. Nadeau
John W. Noyes
Rodney O. Powell
Paul E. Ramsey
John J. Roman
Lisa J. Thibdaue
Richard L. Tower
Dennis E. Welch
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul                 S, D               S, D             S, D
Thomas V. Foley
Randy A. Shoop                  TRS                TRS              TRS
John P. Stack                   C                  C                C
Patricia A. Wood
John C. Collins
Gerald Letendre
Jane E. Newman
James E. Byrne
Paul J. McDonald
Melinda M. Phelps
Susan M. Burdick-Brennan
John C. Shea                    D                  D                D


                                CL&P Cap. (17)

Michael G. Morris
Bruce D. Kenyon
Hugh C. MacKenzie
John H. Forsgren
Cheryl W. Grise
Gary D. Simon
William T. Frain, Jr.
Kerry J. Kuhlman
David H. Boguslawski
Gregory B. Butler
John B. Keane
Mary Jo Keating
Robert J. Kost
Jean M. LaVecchia
Gary A. Long
Keith R. Marvin
David R. McHale
William J. Nadeau
John W. Noyes
Rodney O. Powell
Paul E. Ramsey
John J. Roman
Lisa J. Thibdaue
Richard L. Tower
Dennis E. Welch
Roger C. Zaklukiewicz
Robert A. Bersak
O. Kay Comendul
Thomas V. Foley
Randy A. Shoop
John P. Stack
Patricia A. Wood
John C. Collins
Gerald Letendre
Jane E. Newman
James E. Byrne
Paul J. McDonald
Melinda M. Phelps
Susan M. Burdick-Brennan
John C. Shea


                               COE               COE Argen II    COE Ave Fenix

Bruce D. Kenyon                 P, D               P, D             P, D
Thomas W. Philbin (12)
Dennis G. Morrissette (13)
William W. Schivley
Ted C. Feigenbaum (14)
Leon J. Olivier (15)
James B. Redden (12)
Joseph F. Bellefeuille (13)
Michael H. Brothers (15)
H. Donald Burbank (12)
John T. Carlin (15)
David S. Dayton (12)
Stephen J. Fabiani
Linda A. Jensen (12)
David R. McHale                 VP, TRS, D         VP, TRS, D       VP, TRS, D
William J. Nadeau (3)
Raymond P. Necci (15)
John J. Roman                   VP, C
Frank C. Rothen (15)
Frank P. Sabatino               D                  D                D
Jeffrey M. Warren (13)
Carol L. Carver (12)
Christopher Fogarty (13)
Marie A. Sullivan               S                  S                S
Dennis R. Brown (3)
William A. DiProfio (14)
A. John Stremlaw (16)


                                COE Develop        HEC              HEC Canada

Bruce D. Kenyon                 P, D
Thomas W. Philbin                                  P, D             P
Dennis G. Morrissette
William W. Schivley
Ted C. Feigenbaum
Leon J. Olivier
James B. Redden                 EVP, D             VP
Joseph F. Bellefeuille
Michael H. Brothers
H. Donald Burbank                                  VP               VP
John T. Carlin
David S. Dayton                                    VP, D            VP
Stephen J. Fabiani
Linda A. Jensen                                    VP, TRS, CL      VP, TRS, S
David R. McHale                 VP, TRS, D
William J. Nadeau
Raymond P. Necci
John J. Roman
Frank C. Rothen
Frank P. Sabatino               D
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Marie A. Sullivan               S
Dennis R. Brown
William A. DiProfio
A. John Stremlaw                                                    D


                                HEC SW (18)        HTEP             RFS

Bruce D. Kenyon
Thomas W. Philbin                                  P, D             C, D
Dennis G. Morrissette                                               P, D
William W. Schivley
Ted C. Feigenbaum
Leon J. Olivier
James B. Redden                                    SVP, D           D
Joseph F. Bellefeuille                                              SVP
Michael H. Brothers
H. Donald Burbank
John T. Carlin
David S. Dayton                                    D
Stephen J. Fabiani                                                  D
Linda A. Jensen                                    TRS, CL          TRS
David R. McHale
William J. Nadeau
Raymond P. Necci
John J. Roman
Frank C. Rothen
Frank P. Sabatino
Jeffrey M. Warren                                                   VP
Carol L. Carver                                                     S
Christopher Fogarty
Marie A. Sullivan
Dennis R. Brown
William A. DiProfio
A. John Stremlaw


                                NUEI               NGC              NGS

Bruce D. Kenyon                 P, D               P, D             P, CEO, D
Thomas W. Philbin               D
Dennis G. Morrissette
William W. Schivley
Ted C. Feigenbaum
Leon J. Olivier
James B. Redden
Joseph F. Bellefeuille
Michael H. Brothers
H. Donald Burbank
John T. Carlin
David S. Dayton
Stephen J. Fabiani
Linda A. Jensen
David R. McHale                 VP, TRS            VP, TRS, D       VP, TRS
William J. Nadeau                                                   VP, COO, D
Raymond P. Necci
John J. Roman                   VP, C              VP, C            VP, C
Frank C. Rothen
Frank P. Sabatino               D                  D
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Marie A. Sullivan               S                  S                S
Dennis R. Brown                                                     D
William A. DiProfio
A. John Stremlaw


                                NAEC               NAESCO           NNECO

Bruce D. Kenyon                 P, CEO, D          P, CEO, D        P, CEO, D
Thomas W. Philbin
Dennis G. Morrissette
William W. Schivley
Ted C. Feigenbaum               EVP, CNO, D        EVP, CNO, D
Leon J. Olivier                                                     SVP, CNO, D
James B. Redden
Joseph F. Bellefeuille
Michael H. Brothers                                                 VP
H. Donald Burbank
John T. Carlin                                     VP               VP
David S. Dayton
Stephen J. Fabiani
Linda A. Jensen
David R. McHale                 VP, TRS            VP, TRS          VP, TRS
William J. Nadeau
Raymond P. Necci                                                    VP, D
John J. Roman                   VP, C              VP, C            VP, C
Frank C. Rothen                                                     VP
Frank P. Sabatino
Jeffrey M. Warren
Carol L. Carver
Christopher Fogarty
Marie A. Sullivan               S                  S                S
Dennis R. Brown
William A. DiProfio             D                  D
A. John Stremlaw


                                Select             SEPPI            SECI

Bruce D. Kenyon                                    P, D
Thomas W. Philbin               VP, D                               CHB, D
Dennis G. Morrissette                                               P, D
William W. Schivley             P, D
Ted C. Feigenbaum
Leon J. Olivier
James B. Redden                                                     D
Joseph F. Bellefeuille                                              SVP
Michael H. Brothers
H. Donald Burbank
John T. Carlin
David S. Dayton
Stephen J. Fabiani              VP, D                               D
Linda A. Jensen                                                     TRS
David R. McHale                 VP, TRS            VP, TRS, D
William J. Nadeau                                  D
Raymond P. Necci
John J. Roman                   VP, C              VP, C
Frank C. Rothen
Frank P. Sabatino               SVP, D
Jeffrey M. Warren                                                   VP
Carol L. Carver                                                     CL
Christopher Fogarty                                                 C
Marie A. Sullivan               S                  S
Dennis R. Brown
William A. DiProfio
A. John Stremlaw

The principal business address of the individuals listed above is 107 Selden Street, Berlin, Connecticut 06037, except as otherwise noted.

(1) Principal business address is: Public Service Company of New Hampshire, 1000 Elm Street, Manchester, New Hampshire 03101.

(2) Principal business address is: Western Massachusetts Electric Company, 174 Brush Hill Road, West Springfield, Massachusetts 01089.

(3) Principal business address is: Northeast Generation Services Company, 273 Dividend Road, Rocky Hill, Connecticut 06067.

(4) Principal business address is: Holyoke Water Power Company, One Canal Street, Holyoke, Massachusetts 01040.

(5) Mr. Collins' principal business address is: The Hitchcock Clinic, One Medical Center Drive, Lebanon, New Hampshire 03756.

(6) Mr. Letendre's principal business address is: Diamond Casting & Machine Co., Inc., P.O. Box 420, Route 130, Hollis, New Hampshire 03049.

(7) Ms. Newman's principal business address is: The CommerceGroup, L.L.C., One Harbor Place, Suite 400, Portsmouth, New Hampshire 03801.

(8) Mr. Byrne's principal business address is: Finneran, Byrne & Dreschler, L.L.P, Eastern Harbor Office Park, 50 Redfield Street, Boston, Massachusetts 02122.

(9) Mr. McDonald's principal business address is: 2205 Boston Road, N-128, Wilbraham, Massachusetts 01095.

(10) Ms. Phelps' principal business address is: Keyes and Donnellan, P.C., 1243 Main Street, Springfield, Massachusetts 01107.

(11) Ms. Burdick-Brennan's principal business address is: AMACAR Group, 6707 Fairview Road, Suite D, Charlotte, North Carolina 28210.

(12) Principal business address is: HEC Inc., 24 Prime Parkway, Natick, Massachusetts 01760.

(13) Principal business address is: Select Energy Contracting, Inc., 605 Front Street, Manchester, New Hampshire 03102.

(14) Principal business address is: North Atlantic Energy Service Corporation, Lafayette Road, Route 1, Seabrook, New Hampshire 03874.

(15) Principal business address is: Northeast Nuclear Energy Company, Rope Ferry Road, Waterford, Connecticut 06385.

(16) Mr. Stremlaw's principal business address is: 242 Simcoe Street, Niagra-on-the-Lake, Ontario Canada, L0S 1J0.

(17) CL&P Capital is a partnership in which CL&P serves as general partner and NUSCO serves as limited partner.

(18) HEC SW is a Delaware limited liability company, formed to be the organizational entity for a joint venture between HEC and Arizona Public Service Company.

KEY:

AT             -  Associate Trustee
AVP            -  Assistant Vice President
C              -  Controller
CAO            -  Chief Administrative Officer
CEO            -  Chief Executive Officer
CFO            -  Chief Financial Officer
CIO            -  Chief Information Officer
CH             -  Chairman
CHB            -  Chairman of the Board
CH(E)          -  Chairman of the Executive Committee
CL             -  Clerk
COMP           -  Comptroller
CNO            -  Chief Nuclear Officer
D              -  Director
DS             -  Director of Services
EVP            -  Executive Vice President
ED             -  Executive Director
GC             -  General Counsel
P              -  President
PG             -  President - Generation Group
PN             -  President - Nuclear Group
PR             -  President - Retail Business Group
S              -  Secretary
SVP            -  Senior Vice President
T              -  Trustee
TRS            -  Treasurer
VP             -  Vice President

NU             -  Northeast Utilities
CL&P           -  The Connecticut Light and Power Company
CL&P Cap.      -  CL&P Capital, L.P.
COE            -  Charter Oak Energy, Inc.
COE Argen II   -  COE Argentina II Corp.
COE Ave Fenix  -  COE Ave Fenix Corporation
COE Develop    -  COE Development Corporation
Conn Steam     -  The Connecticut Steam Company
CRC            -  CL&P Receivables Corporation
EPI            -  Electric Power, Incorporated
HEC            -  HEC Inc.
HEC Canada     -  HEC Energy Consulting Canada Inc.
HEC SW         -  Southwest HEC Energy Services L.L.C.
HP&E           -  Holyoke Power and Electric Company
HWP            -  Holyoke Water Power Company
Mode 1         -  Mode 1 Communications, Inc.
NAEC           -  North Atlantic Energy Corporation
NAESCO         -  North Atlantic Energy Service Corporation
NUEI           -  NU Enterprises, Inc.
NGC            -  Northeast Generation Company
NGS            -  Northeast Generation Services Company
NNECO          -  Northeast Nuclear Energy Company
NUSCO          -  Northeast Utilities Service Company
Nutmeg Power   -  The Nutmeg Power Company
PI             -  Properties, Inc.
PSNH           -  Public Service Company of New Hampshire
Quinn.         -  The Quinnehtuk Company
RFS            -  Reeds Ferry Supply Co., Inc.
RRR            -  The Rocky River Realty Company
SECI           -  Select Energy Contracting, Inc.
Select         -  Select Energy, Inc.
SEPPI          -  Select Energy Portland Pipeline, Inc.
WMECO          -  Western Massachusetts Electric Company
WRC            -  WMECO Receivables Corporation


Part II. The following is a list of the officers, Directors and Trustees who have financial connections within the provisions of Section 17(c) of the Act.


                   Name and          Position
Name of            Location of       Held in          Applicable
Officer or         Financial         Financial        Exemption
Director           Institution       Institution      Rule*
   (1)                 (2)               (3)            (4)


John C. Collins    Fleet Bank-NH         Director        B
                   Nashua, NH

Thomas V. Foley    Hampden Savings Bank  Trustee         E
                   Springfield, MA

Jane E. Newman     Exeter Trust Company  Director        B



* "A" designates Rule 70(b)(1), (2), (3) and (4);
  "B" designates Rule 70(c)(1) and (2);
  "C" designates Rule 70(d)(1), (2), (3) and (4);
  "D" designates Rule 70(e)(1) and (2);
  "E" designates Rule 70(f)(1) and (2); and


Part III. The information provided herein is applicable to all system companies, except as indicated otherwise.

     a.    COMPENSATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

     Compensation of Trustees

     During 1999, each Trustee who was not an employee of NU or its subsidiaries was compensated at an annual rate of $20,000 cash plus 500 common shares of NU, and received $1,000 for each meeting attended of the Board or its Committees. A nonemployee Trustee who participates in a meeting of the Board or any of its Committees by conference telephone receives $675 per meeting. Also, a nonemployee Trustee who is asked by either the Board of Trustees or the Chairman of the Board to perform extra services in the interest of the NU system may receive additional compensation of $1,000 per day plus necessary expenses. The Chairs of the Audit, the Compensation, the Corporate Affairs, the Corporate Governance and the Nuclear Committees were compensated at an additional annual rate of $3,500. In addition to the above compensation, Dr. Kennan is paid at the annual rate of $30,000 for the extra services performed as Lead Trustee. The Chair of the Nuclear Committee receives an additional retainer at the rate of $25,000 per year.

     Under the terms of the NU Incentive Plan (Incentive Plan) adopted by shareholders at the 1998 Annual Meeting, each nonemployee Trustee is eligible for stock-based grants. During 1999 each such Trustee was granted nonqualified options to purchase 2,500 common shares of NU. Receipt of shares acquired on exercise of these options may be deferred pursuant to the terms of the NU Deferred Compensation Plan for Executives.

    In February 2000 each nonemployee Trustee was granted nonqualified options to purchase 2,500 common shares.

    Prior to the beginning of each calendar year, each nonemployee Trustee may irrevocably elect to have all or any portion of the annual retainer fee paid in the form of common shares of NU. Pursuant to the NU Deferred Compensation Plan for Trustees, each Trustee may also irrevocably elect to defer receipt of some or all cash and/or share compensation.

    Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Securities Exchange Act of 1934 requires Trustees and certain officers of NU and persons who beneficially own more than ten percent of the outstanding common shares of NU to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Based on review of copies of such forms furnished to NU, or written representations that no Form 5 was required, NU believes that for the year ended December 31, 1999, all such reporting requirements were complied with in a timely manner.


CL&P, PSNH, WMECO, AND NAEC                  SUMMARY COMPENSATION TABLE

     The following tables present the cash and non-cash compensation received by the Chief Executive Officer and the next four highest paid executive officers of CL&P, PSNH, WMECO and NAEC, in accordance with rules of the SEC:
---------------------------------------------------------------------------------------------------------------
                              Annual Compensation                              Long-Term Compensation
                              -------------------               -----------------------------------------------
                                                                         Awards                   Payouts
                                                                ------------------------- ---------------------
                                                                Restricted   Securities    Long-Term   All
                                                                   Stock     Underlying    Incentive   Other
                                                   Other Annual   Award(s)  Options/Stock   Program   Compen-
    Name and                 Salary                Compensation     ($)      Appreciation   Payouts  sation ($)
Principal Position    Year    ($)     Bonus ($)    ($) Note 1)   (Note 2)    Rights (#)       ($)     (Note 3)
---------------------------------------------------------------------------------------------------------------
Michael G. Morris     1999  783,173   1,253,300       92,243     348,611       118,352        -        23,210
Chairman of the
Board, President      1998  757,692     891,000      134,376     255,261        64,574        -        22,731
and Chief Executive
Officer               1997  258,333   1,350,000         -           -          500,000        -          -

Bruce D. Kenyon       1999  500,000        -            -         77,690        20,804     462,500     15,000
President -
Generation Group      1998  500,000     300,000         -           -           21,236        -        14,800

                      1997  500,000     300,000         -        306,522       139,745        -          -

John H. Forsgren      1999  429,904     400,000         -        122,682        32,852      87,003     12,888
Executive Vice
President and         1998  373,077        -            -           -           73,183        -       104,800
Chief Financial
Officer               1997  350,000        -            -        378,787       184,382        -        50,000

Hugh C. MacKenzie     1999  270,000     250,000         -         73,612        19,712        -       108,100
President - Retail
Business Group        1998  270,000        -            -           -           15,496      42,972      7,500

                      1997  270,000        -            -        189,778       142,549      26,998      4,800

Cheryl W. Grise       1999  244,712     250,000         -         73,612        19,712         -       82,247
Senior Vice
President,            1998  209,231        -            -           -           12,916      20,720      6,123
Secretary and
General Counsel       1997  200,000        -            -        119,109        89,467      15,188      4,800
(in CL&P, PSNH and
WMECO tables only)

Ted C. Feigenbaum     1999  260,000     130,000         -         28,620         7,664      24,827      5,849
Executive Vice
President and         1998  260,000      48,750         -         40,961        10,044      20,723      7,800
Chief Nuclear Officer
of NAEC               1997  260,000      30,119         -           -             -         21,498      4,800
(in NAEC table only)


                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR
----------------------------------------------------------------------------------------------------
                                       Individual Grants                            Grand Date Value
                                       -----------------                            ----------------
                          Number of        % of Total
                          Securities      Options/SARs
                          Underlying       Granted to      Exercise or                  Grant Date
                         Options/SARs       Employees      Base Price     Expiration      Present
Name                      Granted (#)     in Fiscal Year     ($/sh)          Date        Value ($)
----------------------------------------------------------------------------------------------------
Michael G. Morris        93,352 (Note 4)      14.7%         14.9375        2/23/2009       620,791
                         25,000 (Note 5)       3.9%         17.5625        9/13/2009       198,000

Bruce D. Kenyon          20,804 (Note 5)       3.3%         14.9375        2/23/2009       138,347

John H. Forsgren         32,852 (Note 4)       5.2%         14.9375        2/23/2009       218,466

Hugh C. MacKenzie        19,712 (Note 4)       3.1%         14.9375        2/23/2009       131,085

Cheryl W. Grise          19,712 (Note 4)       3.1%         14.9375        2/23/2009       131,085

Ted C. Feigenbaum         7,664 (Note 4)       1.2%         14.9375        2/23/2009        50,966

                                   AGGREGATED OPTIONS/SAR EXERCISES IN LAST
                                   FISCAL YEAR AND FY-END OPTION/SAR VALUES
-------------------------------------------------------------------------------------------------------
                     Shares With
                     Respect to                 Number of Securities         Value of Unexercised
                        Which                  Underlying Unexercised             In-the-Money
                      SARs Were    Value            Options/SARs                  Options/SARs
                      Exercised   Realized     at Fiscal Year End (#)        at Fiscal Year End ($)
     Name               (#)         ($)      Exercisable   Unexercisable   Exercisable   Unexercisable
-------------------------------------------------------------------------------------------------------
Michael G. Morris         -            -       318,049        364,877       2,992,333     3,350,961

Bruce D. Kenyon        98,509       332,468     52,410         27,883         344,674       147,108

John H. Forsgren      129,974       438,662     99,259         57,247         582,727       288,471

Hugh C. MacKenzie     100,486       339,140     49,351         24,877         334,118       132,831

Cheryl W. Grise        63,067       212,851     33,101         24,017         218,741       129,176

Ted C. Feigenbaum        -             -         6,696         11,012          28,458        57,339

Notes to Summary Compensation and Option/SAR Grants Tables:

1. Other annual compensation for Mr. Morris consists of 1998 and 1999 relocation expense reimbursements.

2. At December 31, 1999, the aggregate restricted stock holdings by the five individuals named in the table for CL&P, WMECO and PSNH were 51,989 shares with a value of $1,069,024 and for NAEC were 49,814 shares with a value of $1,024,301. Awards shown for 1997 have vested. Awards shown for 1999 vest one-third on February 23, 2000, one-third on February 23, 2001, and one-third on February 23, 2002. During 1999, a total of 51,989 restricted shares were awarded to the individuals shown in the table for CL&P, WMECO and PSNH, and a total of 48,977 restricted shares were awarded to the individuals shown in the table for NAEC. Dividends paid on restricted stock are either paid out or reinvested into additional shares.

3. "All Other Compensation" for 1999 consists of employer matching contributions under the NUSCO 401k Plan, generally available to all eligible employees ($4,800 for each named officer), matching contributions under the Deferred Compensation Plan for Executives (Mr. Morris - $18,710, Mr. Kenyon - $10,200, Mr. Forsgren - $8,088, Mr. MacKenzie - $3,300, Mrs. Grise - $2,447, and Mr. Feigenbaum - $1,049), and retention payments
    (Mr. MacKenzie - $100,000 and Mrs. Grise - $75,000).

4. These options were granted on February 23, 1999, under the Incentive Plan. All options granted vest one-third on February 23, 2000, one-third on February 23, 2001, and one-third on February 23, 2002. Valued using the Black-Scholes option pricing model, with the following assumptions:
    Volatility:  36.52 percent (36 months of monthly data); Risk-free rate:
    5.61 percent; Dividend yield: 1.89 percent; Exercise date: February 23,
    2009.

5. These options were granted on September 14, 1999, and were fully exercisable on the date of grant. Valued using the Black-Scholes option pricing model, with the following assumptions: Volatility: 34.66 percent (36 months of monthly data); Risk-free rate: 6.45 percent; Dividend yield:
    1.89 percent; Exercise date: September 13, 2009.

PENSION BENEFITS

    The following table shows the estimated annual retirement benefits payable to an executive officer of NU upon retirement, assuming that retirement occurs at age 65 and that the officer is at that time not only eligible for a pension benefit under the NUSCO Retirement Plan (the Retirement Plan) but also eligible for the make-whole benefit and the target benefit under the Supplemental Executive Retirement Planfor Officers of NU system companies (the Supplemental
Plan). The Supplemental Plan is a nonqualified pension plan providing supplemental retirement income to system officers. The make-whole benefit under the Supplemental Plan, available to all officers, makes up for benefits lost through application of certain tax code limitations on the benefits that may be provided under the Retirement Plan, and includes as "compensation" awards under the executive incentive plans and deferred compensation (as earned). The target benefit further supplements these benefits and is available to officers at the Senior Vice President level and higher who are selected by the Board of Trustees to participate in the target benefit and who remain in the employ of NU companies until at least age 60 (unless the Board of Trustees sets an earlier age).

    The benefits presented below are based on a straight life annuity beginning at age 65 and do not take into account any reduction for joint and survivorship annuity payments. Final average compensation for purposes of calculating the target benefit is the highest average annual compensation of the participant during any 36 consecutive months compensation was earned. Compensation taken into account under the target benefit described above includes salary, bonus, restricted stock awards, and long-term incentive payouts shown in the Summary Compensation Table, but does not include employer matching contributions under the 401k Plan. In the event that an officer's employment terminates because of disability, the retirement benefits shown above would be offset by the amount of any disability benefits payable to the recipient that are attributable to contributions made by NU and its subsidiaries under long term disability plans and policies.


                                 ANNUAL BENEFIT

Final Average                Years of Credited Service
Compensation

                15        20          25        30          35

$ 200,000   $ 72,000   $ 96,000   $120,000   $120,000   $120,000
  250,000     90,000    120,000    150,000    150,000    150,000
  300,000    108,000    144,000    180,000    180,000    180,000
  350,000    126,000    168,000    210,000    210,000    210,000
  400,000    144,000    192,000    240,000    240,000    240,000
  450,000    162,000    216,000    270,000    270,000    270,000
  500,000    180,000    240,000    300,000    300,000    300,000
  600,000    216,000    288,000    360,000    360,000    360,000
  700,000    252,000    336,000    420,000    420,000    420,000
  800,000    288,000    384,000    480,000    480,000    480,000
  900,000    324,000    432,000    540,000    540,000    540,000
1,000,000    360,000    480,000    600,000    600,000    600,000
1,100,000    396,000    528,000    660,000    660,000    660,000
1,200,000    432,000    576,000    720,000    720,000    720,000

     Each of the executive officers of NU named in the Summary Compensation Table is currently eligible for a target benefit, except Messrs. Morris and Kenyon, whose Employment Agreements provide specially calculated retirement benefits, based on their previous arrangements with CMS Energy/Consumers Energy Company (CMS) and South Carolina Electric and Gas, respectively. Mr. Morris's agreement provides that upon retirement after reaching the fifth anniversary of his employment date (or upon disability or termination without cause or following a change in control, as defined) he will be entitled to receive a special retirement benefit calculated by applying the benefit formula of the CMS Supplemental Executive Retirement Plan to all compensation earned from the NU system and to all service rendered to the Company and CMS. If Mr. Kenyon retires with at least three years of service with the Company, he will be deemed to have two extra years of service for purpose of his special retirement benefit. If after achieving three years of service he voluntarily terminates employment following a "substantial change, in responsibilities resulting from a material change in the business of Northeast Utilities," he will be deemed to have an additional year of service for purpose of his special retirement benefit, and if he retires with at least three years of service with the Company, he will receive a lump sum payment of $500,000.

     In addition, Mr. Forsgren's Employment Agreement provides for supplemental pension benefits based on crediting up to ten years additional service and providing payments equal to 25 percent of salary for up to 15 years following retirement, reduced by four percentage points for each year that his age is less than 65 years at retirement.

     As of December 31, 1999, the executive officers named in the Summary Compensation Table had the following years of credited service for purposes of calculating target benefits under the Supplemental Plan (or in the case of Messrs. Morris and Kenyon, for purposes of calculating the special retirement benefits under their respective Employment Agreements): Mr. Morris - 21, Mr. Kenyon - 5, Mr. Forsgren - 3, Mr. MacKenzie - 34, Mrs. Grise 19, and Mr. Feigenbaum - 14. In addition, Mr. Forsgren had 6 years of service for purposes of his supplemental pension benefit and would have 25 years of service for such purpose if he were to retire at age 65. Assuming that retirement were to occur at age 65 for these officers, retirement would occur with 33, 13, 15, 41, 37, and 29 years of credited service, respectively.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     NUSCO has entered into employment agreements (the Officer Agreements) with each of the named executive officers. The Officer Agreements are also binding on NU and on each majority-owned subsidiary of NU.

     Each Officer Agreement obligates the officer to perform such duties as may be directed by the NUSCO Board of Directors or the Northeast Utilities Board of Trustees, protect the Company's confidential information, and refrain, while employed by the Company and for a period of time thereafter, from competing with the Company in a specified geographic area. Each Officer Agreement provides that the officer's base salary will not be reduced below certain levels without the consent of the officer, and that the officer will participate in specified benefits under the Supplemental Executive Retirement Plan or other supplemental retirement programs (see Pension Benefits, above) and/or in certain executive incentive programs at specified incentive opportunity levels.

     Each Officer Agreement provides for a specified employment term and for automatic one-year extensions of the employment term unless at least six months' notice of non-renewal is given by either party. The employment term may also be ended by the Company for "cause," as defined, at any time (in which case no supplemental retirement benefit, if any, shall be due), or by the officer on 30 days' prior written notice for any reason. Absent "cause," the Company may remove the officer from his or her position on 60 days' prior written notice, but in the event the officer is so removed and signs a release of all claims against the Company, the officer will receive one or two years' base salary and annual incentive payments, specified employee welfare and pension benefits, and vesting of stock appreciation rights, options and restricted stock.

     Under the terms of an Officer Agreement, upon any termination of employment following a change of control, as defined, between (a) the earlier of the date shareholders approve a change of control transaction or a change of control transaction occurs and (b) the earlier of the date, if any, on which the Board of Trustees abandons the transaction or the date two years following the change of control, if the officer signs a release of all claims against the Company, the officer will be entitled to certain payments including a multiple (not to exceed four) of annual base salary, annual incentive payments, specified employee welfare and pension benefits, and vesting of stock appreciation rights, options and restricted stock. Certain of the change in control provisions may be modified by the Board of Trustees prior to a change in control, on at least two years' notice to the affected officer(s).

     Besides the terms described above, the Officer Agreements of Messrs. Morris, Kenyon and Forsgren provide for a specified salary, cash, restricted stock and/or stock options upon employment, special incentive programs, and/or special retirement benefits. See Pension Benefits, above, for further description of these provisions. During 1999, the Officer Agreements of Messrs. Morris, Kenyon and Forsgren and Mrs. Grise were amended to provide that a termination of employment initiated by such officer upon the imposition of a limitation of scope of the officer's responsibilities following a change of control such that the officer's responsibilities relate primarily to a company whose common equity is not publicly held shall constitute a termination upon a change of control. Mr. Kenyon's Officer Agreement also provides for a special short term incentive compensation program in lieu of a portion of the Stock Price Recovery Incentive Program. Under this special program Mr. Kenyon is eligible to receive a payment up to 100 percent of base salary depending on his fulfillment of certain incentive goals for each of the years ending August 31, 1997 and August 31, 1998, and for the 16 month period ending December 31, 1999.

    The descriptions of the various agreements set forth above are for purpose of disclosure in accordance with the proxy and other disclosure rules of the SEC and shall not be controlling on any party; the actual terms of the agreements themselves determine the rights and obligations of the parties.

b.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information as of February 24, 2000, as to the beneficial ownership of the equity securities of NU by each Trustee, each of the five highest paid executive officers of NU and its subsidiaries, and Directors and executive officers of system companies. Unless otherwise noted, each Trustee, Director and executive officer has sole voting and investment power with respect to the listed shares. No equity securities of other system companies are owned by Trustees, Directors or executive officers.


                                         Amount and
                                         Nature of
Title of                                 Beneficial      Percent of
Class        Name                        Ownership       Class (1)
--------     ----                        ----------      ----------

NU Common    David H. Boguslawski         14,981 (2)
NU Common    James E. Byrne                    0
NU Common    Cotton Mather Cleveland       9,449 (3)
NU Common    John C. Collins                   0
NU Common    William F. Conway            11,191 (3)(4)
NU Common    E. Gail de Planque            9,023 (3)
NU Common    William A. DiProfio           4,648 (5)
NU Common    Ted C. Feigenbaum            36,357 (6)
NU Common    John H. Forsgren             78,746 (7)
NU Common    William T. Frain, Jr.        17,516 (8)
NU Common    Raymond L. Golden             8,516 (3)
NU Common    Cheryl W. Grise              32,347 (9)
NU Common    Elizabeth T. Kennan          10,454 (3)
NU Common    Bruce D. Kenyon              87,377 (10)
NU Common    Kerry J. Kuhlman              9,457 (11)
NU Common    Gerald Letendre                   0
NU Common    Hugh C. MacKenzie            35,034 (12)
NU Common    Paul J. McDonald                500
NU Common    Michael G. Morris           400,496 (13)
NU Common    Jane E. Newman                    0
NU Common    William J. Pape II            8,999 (3)
NU Common    Robert E. Patricelli         14,535 (3)
NU Common    Melinda M. Phelps                 0
NU Common    Rodney O. Powell              4,094 (14)
NU Common    John F. Swope                12,508 (3)
NU Common    John F. Turner                7,188 (3)(15)


(1) As of February 24, 2000, there were 137,388,633 common shares of NU outstanding. The percentage of such shares beneficially owned by any Director or Executive Officer, and by all Directors and Executive Officers of CL&P, PSNH, WMECO, and NAEC as a group, does not exceed one percent.

(2) Includes 2,016 restricted shares, as to which Mr. Boguslawski has sole voting power but no dispositive power. Includes 7,368 shares that could be acquired by Mr. Boguslawski pursuant to currently exercisable options.

(3) Includes 6,250 shares that could be acquired by the beneficial owner pursuant to currently exercisable options.

(4) Includes 4,941 shares held jointly by Mr. Conway and his wife, who share voting and investment power.

(5) Includes 879 shares that could be acquired by Mr. DiProfio pursuant to currently exercisable options.

(6) Includes 2,114 restricted shares, as to which Mr. Feigenbaum has sole voting power but no dispositive power. Includes 9,251 shares that could be acquired by Mr. Feigenbaum pursuant to currently exercisable options.

(7) Includes 174 shares held in an employee stock ownership plan and 5,475 restricted shares, as to which Mr. Forsgren has sole voting power but no dispositive power. Includes 59,739 shares that could be acquired by Mr. Forsgren pursuant to currently exercisable options.

(8) Includes 2,149 restricted shares, as to which Mr. Frain has sole voting power but no dispositive power. Includes 7,892 shares that could be acquired by Mr. Frain pursuant to currently exercisable options.

(9) Includes 3,285 restricted shares, as to which Mrs. Grise has sole voting power, but no dispositive power. Includes 15,182 shares that could be acquired by Mrs. Grise pursuant to currently exercisable options. Includes 261 shares held by Mrs. Grise's husband as custodian for her children, with whom she shares voting and dispositive power.

(10) Includes 305 shares held in an employee stock ownership plan and 3,467 restricted shares, as to which Mr. Kenyon has sole voting power but no dispositive power. Includes 21,092 shares that could be acquired by Mr. Kenyon pursuant to currently exercisable options.

(11) Includes 947 restricted shares, as to which Ms. Kuhlman has sole voting power but no dispositive power. Includes 3,474 shares that could be acquired by Ms. Kuhlman pursuant to currently exercisable options.

(12) Includes 3,285 restricted shares, as to which Mr. MacKenzie has sole voting power but no dispositive power. Includes 16,902 shares that could be acquired by Mr. MacKenzie pursuant to currently exercisable options.

(13) Includes 265 shares held in an employee stock ownership plan and 20,939 restricted shares, as to which Mr. Morris has sole voting power but no dispositive power. Includes 349,167 shares that could be acquired by Mr. Morris pursuant to currently exercisable options. Includes 13,095 shares held jointly by Mr. Morris and his wife, who share voting and investment power.

(14) Includes 631 restricted shares, as to which Mr. Powell has sole voting power but no dispositive power. Includes 2,946 shares that could be acquired by Mr. Powell pursuant to currently exercisable options.

(15) Includes 938 shares held jointly by Mr. Turner and his wife, who share voting and investment power.

(16) Includes 196 shares held in an employee stock ownership plan and 1,995 restricted shares held by an executive officer other than those named in the table above as to which such officer has sole voting power but no dispositive power. Includes 7,759 shares that could be acquired by such officer pursuant to currently exercisable options.

     c. CONTRACTS AND TRANSACTIONS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS WITH SYSTEM COMPANIES

     This disclosure was included in the discussion of employment contracts in
Part III, Section (a) above.

     d. INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM COMPANIES

     No Trustee, Director or executive officer was indebted to a system company during 1999.

     e. PARTICIPATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS IN BONUS AND PROFIT-SHARING ARRANGEMENTS

     This disclosure was included in the discussion of compensation in
Part III, Section (a) above.

     f.  RIGHTS TO INDEMNITY OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

     No disclosures were made in any system company's most recent proxy statement or annual report on Form 10-K with respect to the rights to indemnity of Trustees, Directors or executive officers.

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS

1. There were no expenditures, disbursements or payments made during 1999 in money, goods or services, directly or indirectly to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent therefore; and

2. There were no expenditures, disbursements or payments made during 1999 to citizens groups or public relations counsel.

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

PART I:

The following energy management and/or demand-side management and other services to one or more system companies follows:

                                    Serving    Receiving
Transaction                         Company    Company       Compensation
-----------                         -------    ---------     ------------
                                                         (Thousands of Dollars)


Worker Compensation Costs           PSNH       NAESCO           $ 86
Electrical Maintenance Services     PSNH       NAESCO           $ 91
Vehicle Lease Charges               PSNH       NAESCO           $ 17
Mechanical Maintenance Services     PSNH       NAESCO           $180
Human Resources Service             PSNH       NAESCO           $  5
Insurance Costs                     PSNH       NAESCO           $ 24
Miscellaneous Services              PSNH       NAESCO           $  7
Newington Station building
  and outside storage               PSNH       NAESCO           $177**

**Includes operation and maintenance charges and property taxes associated with leased property.

PART II:

See Item 6, Part III(c).

PART III:

None to be reported.

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None to be reported.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

                                                                      Page
                                                                      ----
Financial Statements filed pursuant to the Public Utility Holding Company Act of 1935

Report of Independent Public Accountants                              F-1

Signature                                                             F-2

Financial Statements as of and for the year ended
  December 31, 1999

 Northeast Utilities and Subsidiaries:

    Consolidating Balance Sheet                                    F-4--F-7
    Consolidating Statement of Income                              F-8--F-9
    Consolidating Statement of Retained Earnings                  F-10--F-11
    Consolidating Statement of Capital Surplus, Paid In           F-10--F-11
    Consolidating Statement of Cash Flows                         F-12--F-13

  The Connecticut Light and Power Company and Subsidiaries:

    Consolidating Balance Sheet                                   F-14--F-15
    Consolidating Statement of Income                                F-16
    Consolidating Statement of Retained Earnings                     F-17
    Consolidating Statement of Capital Surplus, Paid In              F-17
    Consolidating Statement of Cash Flows                            F-18

  Public Service Company of New Hampshire and Subsidiary:

    Consolidating Balance Sheet                                   F-20--F-21
    Consolidating Statement of Income                                F-22
    Consolidating Statement of Retained Earnings                     F-23
    Consolidating Statement of Capital Surplus, Paid In              F-23
    Consolidating Statement of Cash Flows                            F-24

  Western Massachusetts Electric Company and Subsidiary:

    Consolidating Balance Sheet                                   F-26--F-27
    Consolidating Statement of Income                                F-28
    Consolidating Statement of Retained Earnings                     F-29
    Consolidating Statement of Capital Surplus, Paid In              F-29
    Consolidating Statement of Cash Flows                            F-30

  Holyoke Water Power Company and Subsidiary:

    Consolidating Balance Sheet                                   F-32--F-33
    Consolidating Statement of Income                                F-34
    Consolidating Statement of Retained Earnings                     F-35
    Consolidating Statement of Capital Surplus, Paid In              F-35
    Consolidating Statement of Cash Flows                            F-36


  Charter Oak Energy Incorporated and Subsidiaries:

    Consolidating Balance Sheet                                   F-38--F-39
    Consolidating Statement of Income                             F-40--F-41
    Consolidating Statement of Retained Earnings                     F-42
    Consolidating Statement of Capital Surplus, Paid In              F-42
    Consolidating Statement of Cash                               F-44--F-45

  HEC Inc. and Subsidiaries:

    Consolidating Balance Sheet                                   F-46--F-47
    Consolidating Statement of Income                                F-48
    Consolidating Statement of Retained Earnings                     F-49
    Consolidating Statement of Capital Surplus, Paid In              F-49
    Consolidating Statement of Cash Flows                            F-50

  NU Enterprises, Inc. and Subsidiaries:

    Consolidating Balance Sheet                                   F-52--F-55
    Consolidating Statement of Income                             F-56--F-57
    Consolidating Statement of Retained Earnings                  F-58--F-59
    Consolidating Statement of Capital Surplus, Paid In           F-58--F-59
    Consolidating Statement of Cash Flows                         F-60--F-61

Notes to Financial Statements                                        F-62

Exhibits                                                           E-1--E-18





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Northeast Utilities and Subsidiaries:

We have audited the consolidated balance sheets and consolidated statements of capitalization of Northeast Utilities (a Massachusetts trust) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity, cash flows, and income taxes for each of the three years in the period ended December 31, 1999, included in the 1999 annual report to shareholders and incorporated by reference in this Form U5S, and have issued our report thereon dated
January 25, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Utilities and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                 /s/ Arthur Andersen LLP
                                     Arthur Andersen LLP



Hartford, Connecticut
January 25, 2000




                                SIGNATURE



Northeast Utilities, a registered holding company, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                            NORTHEAST UTILITIES




                      By:   /s/ John J. Roman
                                John J. Roman
                                Vice President and Controller


April 27, 2000




      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                     Assets
               December 31, 1999
             (Thousands of Dollars)

                                                                 The
                                                             Connecticut   Public Service
                                                              Light and     Company of
                                                 Northeast  Power Company  New Hampshire
                                                 Utilities  (consolidated) (consolidated)
                                                 (parent)        (b)            (b)
                                                ----------- -------------- --------------
Utility Plant, at cost:
  Electric                                      $        0  $   5,811,126  $   1,940,056
  Other                                                  0              0          8,588
                                                ----------- -------------- --------------
                                                         0      5,811,126      1,948,644
    Less:  Accumulated provision for
           depreciation                                  0      4,234,771        676,754
                                                ----------- -------------- --------------
                                                         0      1,576,355      1,271,890
  Unamortized PSNH acquisition costs                     0              0        324,437
  Construction work in progress                          0        115,529         17,160
  Nuclear fuel, net                                      0         80,766          1,734
                                                ----------- -------------- --------------
         Total net utility plant                         0      1,772,650      1,615,221
                                                ----------- -------------- --------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market              0        516,796          6,880
  Investments in regional nuclear generating
   companies, at equity                                  0         54,472         12,308
  Investments in subsidiary companies, at
   equity                                        2,252,175              0              0
  Investments in transmission companies, at
   equity                                           16,460              0              0
  Other, at cost                                        54         36,696          3,400
                                                ----------- -------------- --------------
                                                 2,268,689        607,964         22,588
                                                ----------- -------------- --------------
Current Assets:
  Cash and cash equivalents                              0            364        183,523
  Special deposits                                       0              0              0
  Investments in securitizable assets                    0        107,620              0
  Notes receivable from affiliated companies        45,300              0              0
  Receivables, net                                     625         19,680         79,290
  Accounts receivable from affiliated companies      8,351          3,390          8,560
  Taxes receivables                                    418              0         11,661
  Accrued utility revenues                               0              0         48,822
  Fuel, materials, and supplies, at average cost         0         37,603         38,076
  Recoverable energy costs, net-current portion          0              0         73,721
  Prepayments and other                              1,192        148,628         18,155
                                                ----------- -------------- --------------
                                                    55,886        317,285        461,808
                                                ----------- -------------- --------------
Deferred Charges:

  Regulatory assets                                      0      2,564,095        490,921
  Accumulated deferred income taxes                      0              0              0
  Unamortized debt expense                               6         16,323         11,896
  Deferred receivable from affiliated company            0              0         12,984
  Other                                              3,549         19,967          7,346
                                                ----------- -------------- --------------
                                                     3,555      2,600,385        523,147
                                                ----------- -------------- --------------


       Total Assets                             $2,328,130  $   5,298,284  $   2,622,764
                                                =========== ============== ==============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                     Assets
               December 31, 1999
             (Thousands of Dollars)

                                                   Western
                                                Massachusetts                    Holyoke
                                                  Electric                     Water Power
                                                   Company     North Atlantic    Company
                                                (consolidated)    Energy      (consolidated)
                                                     (b)        Corporation        (b)
                                                -------------- -------------- --------------
Utility Plant, at cost:
  Electric                                      $   1,175,954  $     736,472  $     100,008
  Other                                                     0              0              0
                                                -------------- -------------- --------------
                                                    1,175,954        736,472        100,008
    Less:  Accumulated provision for
           depreciation                               813,978        196,694         46,784
                                                -------------- -------------- --------------
                                                      361,976        539,778         53,224
  Unamortized PSNH acquisition costs                        0              0              0
  Construction work in progress                        21,181         10,274          1,128
  Nuclear fuel, net                                    18,880         21,149              0
                                                -------------- -------------- --------------
         Total net utility plant                      402,037        571,201         54,352
                                                -------------- -------------- --------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market           144,567         43,667              0
  Investments in regional nuclear generating
   companies, at equity                                14,723              0              0
  Investments in subsidiary companies, at
   equity                                                   0              0              0
  Investments in transmission companies, at
   equity                                                   0              0              0
  Other, at cost                                        6,232              0          3,476
                                                -------------- -------------- --------------
                                                      165,522         43,667          3,476
                                                -------------- -------------- --------------
Current Assets:
  Cash and cash equivalents                               950              0            129
  Special deposits                                          0              7              0
  Investments in securitizable assets                       0              0              0
  Notes receivable from affiliated companies                0         56,400         15,500
  Receivables, net                                     31,692              0          2,987
  Accounts receivable from affiliated companies         3,918         22,840          2,632
  Taxes receivables                                     1,912         11,717             31
  Accrued utility revenues                             13,485              0              0
  Fuel, materials, and supplies, at average cost        3,097         13,088          5,387
  Recoverable energy costs, net-current portion             0              0              0
  Prepayments and other                                30,119          1,766            836
                                                -------------- -------------- --------------
                                                       85,173        105,818         27,502
                                                -------------- -------------- --------------
Deferred Charges:

  Regulatory assets                                   594,800        129,641              0
  Accumulated deferred income taxes                         0              0              0
  Unamortized debt expense                              1,926          1,780            797
  Deferred receivable from affiliated company               0              0              0
  Other                                                 4,146              0            312
                                                -------------- -------------- --------------
                                                      600,872        131,421          1,109
                                                -------------- -------------- --------------

       Total Assets                             $   1,253,604  $     852,107  $      86,439
                                                ============== ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                     Assets
               December 31, 1999
             (Thousands of Dollars)

                                                Northeast Northeast
                                                Utilities  Nuclear  North Atlantic
                                                 Service   Energy   Energy Service
                                                 Company   Company   Corporation
                                                --------- --------- --------------
Utility Plant, at cost:
  Electric                                      $      0  $ 40,449  $           0
  Other                                          108,392         0              0
                                                --------- --------- --------------
                                                 108,392    40,449              0
    Less:  Accumulated provision for
           depreciation                           73,532    15,182              0
                                                --------- --------- --------------
                                                  34,860    25,267              0
  Unamortized PSNH acquisition costs                   0         0              0
  Construction work in progress                    4,889       555              0
  Nuclear fuel, net                                    0         0              0
                                                --------- --------- --------------
         Total net utility plant                  39,749    25,822              0
                                                --------- --------- --------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market            0         0              0
  Investments in regional nuclear generating
   companies, at equity                                0         0              0
  Investments in subsidiary companies, at
   equity                                              0         0              0
  Investments in transmission companies, at
   equity                                              0         0              0
  Other, at cost                                   8,817         0              0
                                                --------- --------- --------------
                                                   8,817         0              0
                                                --------- --------- --------------
Current Assets:
  Cash and cash equivalents                       63,462         0          1,940
  Special deposits                                     0         0              0
  Investments in securitizable assets                  0         0              0
  Notes receivable from affiliated companies      58,200         0              0
  Receivables, net                                59,458     5,029         16,604
  Accounts receivable from affiliated companies   28,207    74,176             18
  Taxes receivables                                1,197         0              0
  Accrued utility revenues                             0         0              0
  Fuel, materials, and supplies, at average cost     158    73,799             98
  Recoverable energy costs, net-current portion        0         0              0
  Prepayments and other                            5,124     1,983          1,342
                                                --------- --------- --------------
                                                 215,806   154,987         20,002
                                                --------- --------- --------------
Deferred Charges:

  Regulatory assets                                    0         0             11
  Accumulated deferred income taxes                7,984    37,941              0
  Unamortized debt expense                             0        27              0
  Deferred receivable from affiliated company          0         0              0
  Other                                           35,847    23,372         31,969
                                                --------- --------- --------------
                                                  43,831    61,340         31,980
                                                --------- --------- --------------


       Total Assets                             $308,203  $242,149  $      51,982
                                                ========= ========= ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                     Assets
               December 31, 1999
             (Thousands of Dollars)


                                                                         Charter Oak
                                                   The      The Rocky    Energy, Inc.
                                                Quinnehtuk River Realty (consolidated)
                                                 Company     Company         (b)
                                                ---------- ------------ --------------
Utility Plant, at cost:
  Electric                                      $       0  $         0  $          52
  Other                                             1,639       87,040              0
                                                ---------- ------------ --------------
                                                    1,639       87,040             52
    Less:  Accumulated provision for
           depreciation                             1,165       33,673             52
                                                ---------- ------------ --------------
                                                      474       53,367              0
  Unamortized PSNH acquisition costs                    0            0              0
  Construction work in progress                         1        1,449              0
  Nuclear fuel, net                                     0            0              0
                                                ---------- ------------ --------------
         Total net utility plant                      475       54,816              0
                                                ---------- ------------ --------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market             0            0              0
  Investments in regional nuclear generating
   companies, at equity                                 0            0              0
  Investments in subsidiary companies, at
   equity                                               0            0              0
  Investments in transmission companies, at
   equity                                               0            0              0
  Other, at cost                                    1,141        2,502              0
                                                ---------- ------------ --------------
                                                    1,141        2,502              0
                                                ---------- ------------ --------------
Current Assets:
  Cash and cash equivalents                            20           72            428
  Special deposits                                      0            0              0
  Investments in securitizable assets                   0            0              0
  Notes receivable from affiliated companies            0            0              0
  Receivables, net                                      0          259              0
  Accounts receivable from affiliated companies         0        5,966              0
  Taxes receivables                                   218          308          4,331
  Accrued utility revenues                              0            0              0
  Fuel, materials, and supplies, at average cost        0            0              0
  Recoverable energy costs, net-current portion         0            0              0
  Prepayments and other                                 1          460          6,435
                                                ---------- ------------ --------------
                                                      239        7,065         11,194
                                                ---------- ------------ --------------
Deferred Charges:

  Regulatory assets                                     4            0              0
  Accumulated deferred income taxes                     0            0         15,762
  Unamortized debt expense                              0           53              0
  Deferred receivable from affiliated company           0            0              0
  Other                                                 0            0             89
                                                ---------- ------------ --------------
                                                        4           53         15,851
                                                ---------- ------------ --------------

       Total Assets                             $   1,859  $    64,436  $      27,045
                                                ========== ============ ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                     Assets
               December 31, 1999
             (Thousands of Dollars)

                                                      NU
                                                 Enterprises,
                                                     Inc.
                                                (consolidated)
                                                     (b)       Eliminations Consolidated
                                                -------------- ------------ ------------
Utility Plant, at cost:
  Electric                                      $         112  $   618,957  $ 9,185,272
  Other                                                20,608          265      226,002
                                                -------------- ------------ ------------
                                                       20,720      619,222    9,411,274
    Less:  Accumulated provision for
           depreciation                                 4,981        9,256    6,088,310
                                                -------------- ------------ ------------
                                                       15,739      609,966    3,322,964
  Unamortized PSNH acquisition costs                        0            0      324,437
  Construction work in progress                         5,339            0      177,504
  Nuclear fuel, net                                         0            0      122,529
                                                -------------- ------------ ------------
         Total net utility plant                       21,078      609,966    3,947,434
                                                -------------- ------------ ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market                 0            0      711,910
  Investments in regional nuclear generating
   companies, at equity                                     0            0       81,503
  Investments in subsidiary companies, at
   equity                                                   0    2,252,175            0
  Investments in transmission companies, at
   equity                                                   0            0       16,460
  Other, at cost                                       15,991            0       78,308
                                                -------------- ------------ ------------
                                                       15,991    2,252,175      888,181
                                                -------------- ------------ ------------
Current Assets:
  Cash and cash equivalents                             4,267            0      255,154
  Special deposits                                     10,669       10,676            0
  Investments in securitizable assets                       0            0      107,620
  Notes receivable from affiliated companies           22,000      197,400            0
  Receivables, net                                     94,424         (142)     310,190
  Accounts receivable from affiliated companies         2,114      160,172            0
  Taxes receivables                                    24,196       55,989            0
  Accrued utility revenues                             13,421            0       75,728
  Fuel, materials, and supplies, at average cost        1,666            0      172,973
  Recoverable energy costs, net-current portion             0            0       73,721
  Prepayments and other                                 9,677      149,824       75,894
                                                -------------- ------------ ------------
                                                      182,434      573,919    1,071,280
                                                -------------- ------------ ------------
Deferred Charges:

  Regulatory assets                                         0      137,033    3,642,439
  Accumulated deferred income taxes                     3,149       64,836            0
  Unamortized debt expense                              6,384            0       39,192
  Deferred receivable from affiliated company               0       12,984            0
  Other                                                30,874       57,946       99,526
                                                -------------- ------------ ------------
                                                       40,407      272,799    3,781,157
                                                -------------- ------------ ------------

       Total Assets                             $     259,910  $ 3,708,859  $ 9,688,052
                                                ============== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
         Capitalization and Liabilities
               December 31, 1999
             (Thousands of Dollars)

                                                                 The
                                                             Connecticut   Public Service
                                                              Light and     Company of
                                                 Northeast  Power Company  New Hampshire
                                                 Utilities  (consolidated) (consolidated)
                                                 (parent)        (b)            (b)
                                                ----------- -------------- --------------
Capitalization:
  Common shareholders' equity:
   Common shares                                $  686,969  $     122,229  $           1
   Capital surplus, paid in                        940,726        665,598        424,654
   Deferred contribution plan-employee stock
     ownership plan                               (127,725)             0              0
   Retained earnings                               581,817        153,254        319,938
   Accumulated other comprehensive income            1,524            416          1,074
                                                ----------- -------------- --------------
    Total common shareholders' equity            2,083,311        941,497        745,667
  Preferred stock not subject to mandatory
    redemption                                           0        116,200              0
  Preferred stock subject to mandatory
    redemption                                           0         79,789         25,000
  Long-term debt                                   138,000      1,241,051        516,485
                                                ----------- -------------- --------------
    Total capitalization                         2,221,311      2,378,537      1,287,152
                                                ----------- -------------- --------------

Minority Interest in Consolidated Subsidiary             0        100,000              0
                                                ----------- -------------- --------------

Obligations Under Capital Leases                         0         50,969        624,477
                                                ----------- -------------- --------------

Current Liabilities:
  Notes payable to banks                            65,000         90,000              0
  Notes payable to affiliated company                    0         11,700              0
  Long-term debt and preferred stock-current
   portion                                          20,000        178,755         25,000
  Obligations under capital leases-current
   portion                                               0         93,431        101,676
  Accounts payable                                   7,258        101,106         38,685
  Accounts payable to affiliated companies           1,201          3,215         38,105
  Accrued taxes                                          0        169,214         33,683
  Accrued interest                                   1,705         18,640          6,294
  Accrued pension benefits                               0              0         45,504
  Other                                              6,143         26,347         10,184
                                                ----------- -------------- --------------
                                                   101,307        692,408        299,131
                                                ----------- -------------- --------------
Deferred Credits:
  Accumulated deferred income taxes                  5,302        999,473        266,859
  Accumulated deferred investment tax credits            0        107,064         12,532
  Deferred contractual obligations                       0        238,142         56,544
  Decommissioning obligation-Millstone 1                 0        580,320              0
  Deferred obligation to affiliated company              0              0         12,984
  Deferred credit-SFAS 109                               0              0              0
  Other                                                210        151,371         63,085
                                                ----------- -------------- --------------
                                                     5,512      2,076,370        412,004
                                                ----------- -------------- --------------

    Total Capitalization and Liabilities        $2,328,130  $   5,298,284  $   2,622,764
                                                =========== ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
         Capitalization and Liabilities
               December 31, 1999
             (Thousands of Dollars)

                                                   Western
                                                Massachusetts                    Holyoke
                                                  Electric                     Water Power
                                                   Company     North Atlantic    Company
                                                (consolidated)    Energy      (consolidated)
                                                     (b)        Corporation        (b)
                                                -------------- -------------- --------------
Capitalization:
  Common shareholders' equity:
   Common shares                                $      26,812  $           1  $       2,400
   Capital surplus, paid in                           171,691        160,999          6,000
   Deferred contribution plan-employee stock
     ownership plan                                         0              0              0
   Retained earnings                                   38,712         12,752         14,481
   Accumulated other comprehensive income                 160              0             (5)
                                                -------------- -------------- --------------
    Total common shareholders' equity                 237,375        173,752         22,876
  Preferred stock not subject to mandatory
    redemption                                         20,000              0              0
  Preferred stock subject to mandatory
    redemption                                         16,500              0              0
  Long-term debt                                      290,279        135,000         38,300
                                                -------------- -------------- --------------
    Total capitalization                              564,154        308,752         61,176
                                                -------------- -------------- --------------

Minority Interest in Consolidated Subsidiary                0              0              0
                                                -------------- -------------- --------------

Obligations Under Capital Leases                        8,106              0              0
                                                -------------- -------------- --------------

Current Liabilities:
  Notes payable to banks                              123,000              0              0
  Notes payable to affiliated company                   9,400              0              0
  Long-term debt and preferred stock-current
   portion                                              1,500        270,000              0
  Obligations under capital leases-current
   portion                                             21,866              0              0
  Accounts payable                                     12,974         11,694          2,255
  Accounts payable to affiliated companies              3,208            806            849
  Accrued taxes                                           589              0            171
  Accrued interest                                      6,046          2,340            351
  Accrued pension benefits                                  0              0              0
  Other                                                14,384            272            469
                                                -------------- -------------- --------------
                                                      192,967        285,112          4,095
                                                -------------- -------------- --------------
Deferred Credits:
  Accumulated deferred income taxes                   242,942        222,601         13,923
  Accumulated deferred investment tax credits          19,765              0              0
  Deferred contractual obligations                     63,701              0              0
  Decommissioning obligation-Millstone 1              136,130              0              0
  Deferred obligation to affiliated company                 0         12,984              0
  Deferred credit-SFAS 109                                  0              0              0
  Other                                                25,839         22,658          7,245
                                                -------------- -------------- --------------
                                                      488,377        258,243         21,168
                                                -------------- -------------- --------------

    Total Capitalization and Liabilities        $   1,253,604  $     852,107  $      86,439
                                                ============== ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
         Capitalization and Liabilities
               December 31, 1999
             (Thousands of Dollars)

                                                Northeast Northeast
                                                Utilities  Nuclear  North Atlantic
                                                 Service   Energy   Energy Service
                                                 Company   Company   Corporation
                                                --------- --------- --------------
Capitalization:
  Common shareholders' equity:
   Common shares                                $      0  $     15  $           1
   Capital surplus, paid in                            1    15,350              9
   Deferred contribution plan-employee stock
     ownership plan                                    0         0              0
   Retained earnings                                   0       675              2
   Accumulated other comprehensive income              0      (121)             0
                                                --------- --------- --------------
    Total common shareholders' equity                  1    15,919             12
  Preferred stock not subject to mandatory
    redemption                                         0         0              0
  Preferred stock subject to mandatory
    redemption                                         0         0              0
  Long-term debt                                       0         0              0
                                                --------- --------- --------------
    Total capitalization                               1    15,919             12
                                                --------- --------- --------------

Minority Interest in Consolidated Subsidiary           0         0              0
                                                --------- --------- --------------

Obligations Under Capital Leases                     905       737              0
                                                --------- --------- --------------

Current Liabilities:
  Notes payable to banks                               0         0              0
  Notes payable to affiliated company            109,200     5,500              0
  Long-term debt and preferred stock-current
   portion                                             0     6,011              0
  Obligations under capital leases-current
   portion                                            92     2,157              0
  Accounts payable                                56,700    51,716          7,736
  Accounts payable to affiliated companies        48,221    12,801          2,342
  Accrued taxes                                      173    10,442            366
  Accrued interest                                     0         0              0
  Accrued pension benefits                             0    68,070         29,362
  Other                                           19,896    42,461          8,161
                                                --------- --------- --------------
                                                 234,282   199,158         47,967
                                                --------- --------- --------------
Deferred Credits:
  Accumulated deferred income taxes                    0         0            157
  Accumulated deferred investment tax credits          0     1,045              0
  Deferred contractual obligations                     0         0              0
  Decommissioning obligation-Millstone 1               0         0              0
  Deferred obligation to affiliated company            0         0              0
  Deferred credit-SFAS 109                         4,223     9,452              0
  Other                                           68,792    15,838          3,846
                                                --------- --------- --------------
                                                  73,015    26,335          4,003
                                                --------- --------- --------------

    Total Capitalization and Liabilities        $308,203  $242,149  $      51,982
                                                ========= ========= ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
         Capitalization and Liabilities
               December 31, 1999
             (Thousands of Dollars)

                                                                         Charter Oak
                                                   The      The Rocky    Energy, Inc.
                                                Quinnehtuk River Realty (consolidated)
                                                 Company     Company         (b)
                                                ---------- ------------ --------------
Capitalization:
  Common shareholders' equity:
   Common shares                                $     350  $        10  $           0
   Capital surplus, paid in                           155            0         90,194
   Deferred contribution plan-employee stock
     ownership plan                                     0            0              0
   Retained earnings                               (2,881)         674        (67,093)
   Accumulated other comprehensive income               0            0              0
                                                ---------- ------------ --------------
    Total common shareholders' equity              (2,376)         684         23,101
  Preferred stock not subject to mandatory
    redemption                                          0            0              0
  Preferred stock subject to mandatory
    redemption                                          0            0              0
  Long-term debt                                        0       12,501              0
                                                ---------- ------------ --------------
    Total capitalization                           (2,376)      13,185         23,101
                                                ---------- ------------ --------------

Minority Interest in Consolidated Subsidiary            0            0              0
                                                ---------- ------------ --------------

Obligations Under Capital Leases                        0            0              0
                                                ---------- ------------ --------------

Current Liabilities:
  Notes payable to banks                                0            0              0
  Notes payable to affiliated company               3,600       23,600              0
  Long-term debt and preferred stock-current
   portion                                              0        2,049              0
  Obligations under capital leases-current
   portion                                              0            0              0
  Accounts payable                                      1            0            180
  Accounts payable to affiliated companies             23          442             14
  Accrued taxes                                       206            6              0
  Accrued interest                                      0          256              0
  Accrued pension benefits                              0            0              0
  Other                                                 0        1,310          3,750
                                                ---------- ------------ --------------
                                                    3,830       27,663          3,944
                                                ---------- ------------ --------------
Deferred Credits:
  Accumulated deferred income taxes                   145        1,547              0
  Accumulated deferred investment tax credits           0            0              0
  Deferred contractual obligations                      0            0              0
  Decommissioning obligation-Millstone 1                0            0              0
  Deferred obligation to affiliated company             0            0              0
  Deferred credit-SFAS 109                              0            0              0
  Other                                               260       22,041              0
                                                ---------- ------------ --------------
                                                      405       23,588              0
                                                ---------- ------------ --------------

    Total Capitalization and Liabilities        $   1,859  $    64,436  $      27,045
                                                ========== ============ ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
         Capitalization and Liabilities
               December 31, 1999
             (Thousands of Dollars)

                                                      NU
                                                 Enterprises,
                                                     Inc.
                                                (consolidated)
                                                     (b)       Eliminations Consolidated
                                                -------------- ------------ ------------
Capitalization:
  Common shareholders' equity:
   Common shares                                $           0  $   151,819  $   686,969
   Capital surplus, paid in                           121,745    1,656,396      940,726
   Deferred contribution plan-employee stock
     ownership plan                                         0            0     (127,725)
   Retained earnings                                  (47,223)     423,292      581,817
   Accumulated other comprehensive income                   0        1,524        1,524
                                                -------------- ------------ ------------
    Total common shareholders' equity                  74,522    2,233,031    2,083,311
  Preferred stock not subject to mandatory
    redemption                                              0            0      136,200
  Preferred stock subject to mandatory
    redemption                                              0            0      121,289
  Long-term debt                                       29,525       28,800    2,372,341
                                                -------------- ------------ ------------
    Total capitalization                              104,047    2,261,831    4,713,141
                                                -------------- ------------ ------------

Minority Interest in Consolidated Subsidiary                0            0      100,000
                                                -------------- ------------ ------------

Obligations Under Capital Leases                            0      622,370       62,824
                                                -------------- ------------ ------------

Current Liabilities:
  Notes payable to banks                                    0            0      278,000
  Notes payable to affiliated company                  34,400      197,400            0
  Long-term debt and preferred stock-current
   portion                                                  0            0      503,315
  Obligations under capital leases-current
   portion                                                  0      100,753      118,469
  Accounts payable                                     56,869         (147)     347,321
  Accounts payable to affiliated companies             48,945      160,172            0
  Accrued taxes                                         1,534       57,699      158,684
  Accrued interest                                      2,273            0       37,904
  Accrued pension benefits                                  0      142,936            0
  Other                                                 8,757       15,366      126,768
                                                -------------- ------------ ------------
                                                      152,778      674,179    1,570,461
                                                -------------- ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes                         0       64,835    1,688,114
  Accumulated deferred investment tax credits               0            0      140,407
  Deferred contractual obligations                          0            0      358,387
  Decommissioning obligation-Millstone 1                    0       14,099      702,351
  Deferred obligation to affiliated company                 0       12,984       12,984
  Deferred credit-SFAS 109                                  0       13,675            0
  Other                                                 3,085       44,886      339,383
                                                -------------- ------------ ------------
                                                        3,085      150,479    3,241,626
                                                -------------- ------------ ------------

    Total Capitalization and Liabilities        $     259,910  $ 3,708,859  $ 9,688,052
                                                ============== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

     Consolidating Statement of Income (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                                               The
                                                           Connecticut   Public Service
                                                            Light and      Company of
                                                Northeast Power Company  New Hampshire
                                                Utilities (consolidated) (consolidated)
                                                (parent)       (b)            (b)
                                                --------- -------------- --------------

  Operating Revenues                            $      0  $   2,452,855  $   1,160,589
                                                --------- -------------- --------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net interchange power        0        927,989        691,743
      Other                                       19,064        480,138        127,635
    Maintenance                                        3        217,961         52,481
    Depreciation                                       0        193,776         47,695
    Amortization of regulatory assets, net             0        447,776         34,915
    Federal and state income taxes                (4,849)       122,059         37,150
    Taxes other than income taxes                     59        174,884         43,409
    Gain on sale of utility plant                      0       (286,477)             0
                                                --------- -------------- --------------
         Total operating expenses                 14,277      2,278,106      1,035,028
                                                --------- -------------- --------------
  Operating (Loss)/Income                        (14,277)       174,749        125,561
                                                --------- -------------- --------------
  Other Income/(Loss):
    Equity in earnings of subsidiaries            56,812              0              0
    Equity in earnings of regional nuclear
      generating and transmission
      companies                                    2,608          1,506            512
    Nuclear unrecoverable costs                        0        (53,031)             0
    Other, net                                     2,628        (25,962)         5,325
    Minority interest in loss of subsidiary            0         (9,300)             0
    Deferred nuclear plant return-other funds          0              0              0
    Reserve for loss on sale of COE Ave Fenix
     Investment in Ave Fenix Energia, S.A.             0              0              0
    Income taxes                                   2,057         36,921         (3,914)
                                                --------- -------------- --------------
        Other income/(loss), net                  64,105        (49,866)         1,923
                                                --------- -------------- --------------
        Income/(loss) before interest charges     49,828        124,883        127,484
                                                --------- -------------- --------------
  Interest Charges:
    Interest on long-term debt                    14,695        127,533         42,728
    Other interest                                   917         10,918            547
    Deferred interest-nuclear plants                   0              0              0
                                                --------- -------------- --------------
        Interest charges, net                     15,612        138,451         43,275
                                                --------- -------------- --------------

    Net Income/(Loss)                           $ 34,216  $     (13,568) $      84,209
                                                ========= ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

     Consolidating Statement of Income (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                                 Western
                                              Massachusetts                   Holyoke
                                                Electric                    Water Power
                                                 Company    North Atlantic    Company
                                              (consolidatd)     Energy     (consolidated)
                                                   (b)       Corporation        (b)
                                              ------------- -------------- --------------

Operating Revenues                            $    414,231  $     287,369  $      42,691
                                              ------------- -------------- --------------
Operating Expenses:
  Operation-
    Fuel, purchased and net interchange power      151,714         15,596         21,242
    Other                                          101,842         41,727          7,241
  Maintenance                                       47,586         19,030          4,714
  Depreciation                                      27,771         27,576          1,649
  Amortization of regulatory assets, net            26,488         85,488          1,770
  Federal and state income taxes                    18,849         34,854             86
  Taxes other than income taxes                     20,677         13,370          4,967
  Gain on sale of utility plant                    (22,437)             0              0
                                              ------------- -------------- --------------
       Total operating expenses                    372,490        237,641         41,669
                                              ------------- -------------- --------------
Operating (Loss)/Income                             41,741         49,728          1,022
                                              ------------- -------------- --------------

Other Income/(Loss):
  Equity in earnings of subsidiaries                     0              0              0
  Equity in earnings of regional nuclear
    generating and transmission
    companies                                          407              0              0
  Nuclear unrecoverable costs                      (18,035)             0              0
  Other, net                                        (3,618)        (7,432)         6,712
  Minority interest in loss of subsidiary                0              0              0
  Deferred nuclear plant return-other funds              0          4,417              0
  Reserve for loss on sale of COE Ave Fenix
   Investment in Ave Fenix Energia, S.A.                 0              0              0
  Income taxes                                       9,906         19,131             92
                                              ------------- -------------- --------------
      Other income/(loss), net                     (11,340)        16,116          6,804
                                              ------------- -------------- --------------
      Income/(loss) before interest charges         30,401         65,844          7,826
                                              ------------- -------------- --------------
Interest Charges:
  Interest on long-term debt                        24,255         45,297          2,289
  Other interest                                     3,259           (542)           (32)
  Deferred interest-nuclear plants                       0         (8,467)             0
                                              ------------- -------------- --------------
      Interest charges, net                         27,514         36,288          2,257
                                              ------------- -------------- --------------

  Net Income/(Loss)                           $      2,887  $      29,556  $       5,569
                                              ============= ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


      NORTHEAST UTILITIES AND SUBSIDIARIES

     Consolidating Statement of Income (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)


                                                Northeast Northeast
                                                Utilities  Nuclear  North Atlantic
                                                 Service   Energy   Energy Service
                                                 Company   Company   Corporation
                                                --------- --------- --------------

  Operating Revenues                            $268,545  $470,990  $     171,215
                                                --------- --------- --------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net interchange power        0         0          8,209
      Other                                      276,125   283,997        105,277
    Maintenance                                   13,329   166,229         52,887
    Depreciation                                  10,390     1,791              0
    Amortization of regulatory assets, net             0         0              0
    Federal and state income taxes                (1,390)      742           (204)
    Taxes other than income taxes                 12,618    12,739          4,740
    Gain on sale of utility plant                      0         0              0
                                                --------- --------- --------------
         Total operating expenses                311,072   465,498        170,909
                                                --------- --------- --------------
  Operating (Loss)/Income                        (42,527)    5,492            306
                                                --------- --------- --------------

  Other Income/(Loss):
    Equity in earnings of subsidiaries                 0         0              0
    Equity in earnings of regional nuclear
      generating and transmission
      companies                                        0         0              0
    Nuclear unrecoverable costs                        0         0              0
    Other, net                                    42,807      (674)          (255)
    Minority interest in loss of subsidiary            0         0              0
    Deferred nuclear plant return-other funds          0         0              0
    Reserve for loss on sale of COE Ave Fenix
     Investment in Ave Fenix Energia, S.A.             0         0              0
    Income taxes                                       0         0              0
                                                --------- --------- --------------
        Other income/(loss), net                  42,807      (674)          (255)
                                                --------- --------- --------------
        Income/(loss) before interest charges        280     4,818             51
                                                --------- --------- --------------
  Interest Charges:
    Interest on long-term debt                         0     1,360              0
    Other interest                                   280     1,706             51
    Deferred interest-nuclear plants                   0         0              0
                                                --------- --------- --------------
        Interest charges, net                        280     3,066             51
                                                --------- --------- --------------

    Net Income/(Loss)                           $       0 $   1,752 $           0
                                                ========= ========= ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

     Consolidating Statement of Income (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                                                         Charter Oak
                                                   The      The Rocky    Energy, Inc.
                                                Quinnehtuk River Realty (consolidated)
                                                 Company     Company         (b)
                                                ---------- ------------ --------------

  Operating Revenues                            $     209  $     6,355  $           0
                                                ---------- ------------ --------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net interchange power         0            0              0
      Other                                           307          447            139
    Maintenance                                         0            0              0
    Depreciation                                       59        2,391              0
    Amortization of regulatory assets, net              0            0              0
    Federal and state income taxes                    (51)           0             47
    Taxes other than income taxes                     239        1,396              6
    Gain on sale of utility plant                       0            0              0
                                                ---------- ------------ --------------
         Total operating expenses                     554        4,234            192
                                                ---------- ------------ --------------
  Operating (Loss)/Income                            (345)       2,121           (192)
                                                ---------- ------------ --------------

  Other Income/(Loss):
    Equity in earnings of subsidiaries                  0            0              0
    Equity in earnings of regional nuclear
      generating and transmission
      companies                                         0            0              0
    Nuclear unrecoverable costs                         0            0              0
    Other, net                                        428           48            948
    Minority interest in loss of subsidiary             0            0              0
    Deferred nuclear plant return-other funds           0            0              0
    Reserve for loss on sale of COE Ave Fenix
     Investment in Ave Fenix Energia, S.A.              0            0         (2,881)
    Income taxes                                        0            0         18,236
                                                ---------- ------------ --------------
        Other income/(loss), net                      428           48         16,303
                                                ---------- ------------ --------------
        Income/(loss) before interest charges          83        2,169         16,111
                                                ---------- ------------ --------------
  Interest Charges:
    Interest on long-term debt                          0        1,296              0
    Other interest                                    237          873              0
    Deferred interest-nuclear plants                    0            0              0
                                                ---------- ------------ --------------
        Interest charges, net                         237        2,169              0
                                                ---------- ------------ --------------

    Net Income/(Loss)                           $    (154) $          0 $      16,111
                                                ========== ============ ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



      NORTHEAST UTILITIES AND SUBSIDIARIES

     Consolidating Statement of Income (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                                      NU
                                                 Enterprises,
                                                     Inc.
                                                (consolidated)
                                                     (b)       Eliminations Consolidated
                                                -------------- ------------ ------------

  Operating Revenues                            $     606,848  $ 1,410,646  $ 4,471,251
                                                -------------- ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net interchange power       549,753      467,933    1,898,314
      Other                                           118,451      706,472      855,917
    Maintenance                                           258      234,059      340,419
    Depreciation                                        1,949       12,742      302,305
    Amortization of regulatory assets, net                  0            0      596,437
    Federal and state income taxes                    (28,233)      (1,824)     180,883
    Taxes other than income taxes                       2,186       29,940      261,353
    Gain on sale of utility plant                           0            0     (308,914)
                                                -------------- ------------ ------------
         Total operating expenses                     644,364    1,449,322    4,126,714
                                                -------------- ------------ ------------
  Operating (Loss)/Income                             (37,516)     (38,676)     344,537
                                                -------------- ------------ ------------

  Other Income/(Loss):
    Equity in earnings of subsidiaries                      0       56,812            0
    Equity in earnings of regional nuclear
      generating and transmission
      companies                                             0            0        5,034
    Nuclear unrecoverable costs                             0            0      (71,066)
    Other, net                                         (8,301)      43,509      (30,855)
    Minority interest in loss of subsidiary                 0            0       (9,300)
    Deferred nuclear plant return-other funds               0        4,417            0
    Reserve for loss on sale of COE Ave Fenix
     Investment in Ave Fenix Energia, S.A.                  0       (2,881)           0
    Income taxes                                         (158)           0       82,272
                                                -------------- ------------ ------------
        Other income/(loss), net                       (8,459)     101,857      (23,915)
                                                -------------- ------------ ------------
        Income/(loss) before interest charges         (45,975)      63,181      320,622
                                                -------------- ------------ ------------
  Interest Charges:
    Interest on long-term debt                              0        1,360      258,093
    Other interest                                        954        5,209       13,959
    Deferred interest-nuclear plants                        0          (66)      (8,401)
                                                -------------- ------------ ------------
        Interest charges, net                             954        6,503      263,651
                                                -------------- ------------ ------------

    Net Income/(Loss)                           $     (46,929) $    56,678  $    56,971
                                                ============== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
             Retained Earnings (a)
         Year Ended December 31, 1999
             (Thousands of Dollars)

                                                               The
                                                           Connecticut   Public Service
                                                            Light and      Company of
                                               Northeast  Power Company  New Hampshire
                                               Utilities  (consolidated) (consolidated)
                                                (parent)       (b)            (b)
                                               ---------- -------------- --------------
Balance at beginning of period                 $ 560,769  $     210,108  4     252,912
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                    0              0              0
Additions:
  Net income/(loss)                               34,216        (13,568)        84,209
                                               ---------- -------------- --------------
                                                 594,985        196,540        337,121
                                               ---------- -------------- --------------

Deductions:
  Dividends declared:

   Preferred stock (at required annual rates):
    The Connecticut Light and Power Company            0         12,832              0
    Western Massachusetts Electric Company             0              0              0
    Public Service Company of New Hampshire            0              0          6,625

   Common shares:
    $.10 per share                                13,168              0              0
    $1,333.33 per share                                0              0              0
    $8.33 per share                                    0              0              0
    $60,000.00 per share                               0              0              0

  Allocation of benefits-ESOP                          0         30,454         10,558
                                               ---------- -------------- --------------
                                                  13,168         43,286         17,183
                                               ---------- -------------- --------------
Balance at end of period                       $ 581,817  $     153,254  $     319,938
                                               ========== ============== ==============


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
         Capital Surplus, Paid In (a)
         Year Ended December 31, 1999
            (Thousands of Dollars)

                                                               The
                                                           Connecticut   Public Service
                                                            Light and      Company of
                                               Northeast  Power Company  New Hampshire
                                               Utilities  (consolidated) (consolidated)
                                                (parent)       (b)            (b)
                                               ---------- -------------- --------------
Balance at beginning of period                 $ 940,661  $     664,156  $     424,250
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                    0              0              0
Capital contributions from Northeast Utilities:
  Cash capital contribution from
   Northeast Utilities                                 0              0              0
  Transfer of equity to NU Enterprises, Inc.           0              0              0
Issuance of 362,565 common shares                  3,505              0              0
Premium on common stock                                0              0              0
Dividends declared on common stock:
  $47,000.00 per share                                 0              0              0
Allocation of benefits-ESOP                       (3,053)             0              0
Unearned stock compensation                       (1,194)             0              0
Capital stock expenses, net                          807          1,442            404
                                               ---------- -------------- --------------
Balance at end of period                       $ 940,726  $     665,598  $     424,654
                                               ========== ============== ==============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
             Retained Earnings (a)
         Year Ended December 31, 1999
             (Thousands of Dollars)

                                                  Western
                                               Massachusetts                    Holyoke
                                                 Electric                     Water Power
                                                  Company     North Atlantic    Company
                                               (consolidated)    Energy      (consolidated)
                                                    (b)        Corporation        (b)
                                               -------------- -------------- --------------
Balance at beginning of period                 $      46,003  $      43,196  $      13,592
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                        0              0              0
Additions:
  Net income/(loss)                                    2,887         29,556          5,569
                                               -------------- -------------- --------------
                                                      48,890         72,752         19,161
                                               -------------- -------------- --------------
Deductions:
  Dividends declared:

   Preferred stock (at required annual rates):
    The Connecticut Light and Power Company                0              0              0
    Western Massachusetts Electric Company             3,298              0              0
    Public Service Company of New Hampshire                0              0              0

   Common shares:
    $.10 per share                                         0              0              0
    $1,333.33 per share                                    0              0              0
    $8.33 per share                                        0              0          4,000
    $60,000.00 per share                                   0         60,000              0

  Allocation of benefits-ESOP                          6,880              0            680
                                               -------------- -------------- --------------
                                                      10,178         60,000          4,680
                                               -------------- -------------- --------------
Balance at end of period                       $      38,712  $      12,752  $      14,481
                                               ============== ============== ==============


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
         Capital Surplus, Paid In (a)
         Year Ended December 31, 1999
            (Thousands of Dollars)

                                                  Western
                                               Massachusetts                    Holyoke
                                                 Electric                     Water Power
                                                  Company     North Atlantic    Company
                                               (consolidated)    Energy      (consolidated)
                                                    (b)        Corporation        (b)
                                               -------------- -------------- --------------
Balance at beginning of period                 $     151,431  $     160,999  $       6,000
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                        0              0              0
Capital contributions from Northeast Utilities:
  Cash capital contribution from
   Northeast Utilities                                20,000              0              0
  Transfer of equity to NU Enterprises, Inc.               0              0              0
Issuance of 362,565 common shares                          0              0              0
Premium on common stock                                    0              0              0
Dividends declared on common stock:
  $47,000.00 per share                                     0              0              0
Allocation of benefits-ESOP                                0              0              0
Unearned stock compensation                                0              0              0
Capital stock expenses, net                              260              0              0
                                               -------------- -------------- --------------

Balance at end of period                       $     171,691  $     160,999  $       6,000
                                               ============== ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
             Retained Earnings (a)
         Year Ended December 31, 1999
             (Thousands of Dollars)

                                               Northeast
                                                Nuclear  North Atlantic       The
                                                Energy   Energy Service    Quinnehtuk
                                                Company    Corporation      Company
                                               --------- -------------- --------------
Balance at beginning of period                 $    923  $           2  $      (2,727)
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                   0              0              0
Additions:
  Net income/(loss)                               1,752              0           (154)
                                               --------- -------------- --------------
                                                  2,675              2         (2,881)
                                               --------- -------------- --------------
Deductions:
  Dividends declared:

   Preferred stock (at required annual rates):
    The Connecticut Light and Power Company           0              0              0
    Western Massachusetts Electric Company            0              0              0
    Public Service Company of New Hampshire           0              0              0

   Common shares:
    $.10 per share                                    0              0              0
    $1,333.33 per share                           2,000              0              0
    $8.33 per share                                   0              0              0
    $60,000.00 per share                              0              0              0

  Allocation of benefits-ESOP                         0              0              0
                                               --------- -------------- --------------
                                                  2,000              0              0
                                               --------- -------------- --------------
Balance at end of period                       $    675  $           2  $      (2,881)
                                               ========= ============== ==============


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
         Capital Surplus, Paid In (a)
         Year Ended December 31, 1999
            (Thousands of Dollars)

                                               Northeast   Northeast
                                               Utilities    Nuclear     North Atlantic
                                                Service     Energy      Energy Service
                                                Company     Company       Corporation
                                               --------- -------------- --------------
Balance at beginning of period                 $      1  $      15,350  $           9
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                   0              0              0
Capital contributions from Northeast Utilities:
  Cash capital contribution from
   Northeast Utilities                                0              0              0
  Transfer of equity to NU Enterprises, Inc.          0              0              0
Issuance of 362,565 common shares                     0              0              0
Premium on common stock                               0              0              0
Dividends declared on common stock:
  $47,000.00 per share                                0              0              0
Allocation of benefits-ESOP                           0              0              0
Unearned stock compensation                           0              0              0
Capital stock expenses, net                           0              0              0
                                               --------- -------------- --------------
Balance at end of period                       $      1  $      15,350  $           9
                                               ========= ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
             Retained Earnings (a)
         Year Ended December 31, 1999
             (Thousands of Dollars)

                                                                              Charter Oak
                                                     The        The Rocky     Energy, Inc.
                                                  Quinnehtuk   River Realty  (consolidated)
                                                   Company       Company          (b)
                                               -------------- -------------- --------------
Balance at beginning of period                 $      (2,727) $         674  $     (83,204)
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                        0              0              0
Additions:
  Net income/(loss)                                     (154)             0         16,111
                                               -------------- -------------- --------------
                                                      (2,881)           674        (67,093)
                                               -------------- -------------- --------------
Deductions:
  Dividends declared:

   Preferred stock (at required annual rates):
    The Connecticut Light and Power Company                0              0              0
    Western Massachusetts Electric Company                 0              0              0
    Public Service Company of New Hampshire                0              0              0

   Common shares:
    $.10 per share                                         0              0              0
    $1,333.33 per share                                    0              0              0
    $8.33 per share                                        0              0              0
    $60,000.00 per share                                   0              0              0

  Allocation of benefits-ESOP                              0              0              0
                                               -------------- -------------- --------------
                                                           0              0              0
                                               -------------- -------------- --------------
Balance at end of period                       $      (2,881) $         674  $     (67,093)
                                               ============== ============== ==============


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
         Capital Surplus, Paid In (a)
         Year Ended December 31, 1999
            (Thousands of Dollars)


                                                                              Charter Oak
                                               North Atlantic       The       Energy, Inc.
                                               Energy Service    Quinnehtuk  (consolidated)
                                                 Corporation      Company         (b)
                                               -------------- -------------- --------------
Balance at beginning of period                 $           9  $         155  $      92,744
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                        0              0              0
Capital contributions from Northeast Utilities:
  Cash capital contribution from
   Northeast Utilities                                     0              0          2,150
  Transfer of equity to NU Enterprises, Inc.               0              0              0
Issuance of 362,565 common shares                          0              0              0
Premium on common stock                                    0              0              0
Dividends declared on common stock:
  $47,000.00 per share                                     0              0         (4,700)
Allocation of benefits-ESOP                                0              0              0
Unearned stock compensation                                0              0              0
Capital stock expenses, net                                0              0              0
                                               -------------- -------------- --------------

Balance at end of period                       $           9  $         155  $      90,194
                                               ============== ============== ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
             Retained Earnings (a)
         Year Ended December 31, 1999
             (Thousands of Dollars)

                                                     NU
                                                Enterprises,
                                                    Inc.
                                               (consolidated)
                                                    (b)       Eliminations Consolidated
                                               -------------- ------------ ------------
Balance at beginning of period                 $     (20,510) $   460,970  $   560,769
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                   20,510       20,510            0
Additions:
  Net income/(loss)                                  (46,929)      56,678       56,971
                                               -------------- ------------ ------------
                                                     (46,929)     538,158      617,740
                                               -------------- ------------ ------------
Deductions:
  Dividends declared:

   Preferred stock (at required annual rates):
    The Connecticut Light and Power Company                0            0       12,832
    Western Massachusetts Electric Company                 0            0        3,298
    Public Service Company of New Hampshire                0            0        6,625

   Common shares:
    $.10 per share                                         0            0       13,168
    $1,333.33 per share                                    0        2,000            0
    $8.33 per share                                        0        4,000            0
    $60,000.00 per share                                   0       60,000            0

  Allocation of benefits-ESOP                            294       48,866            0
                                               -------------- ------------ ------------
                                                         294      114,866       35,923
                                               -------------- ------------ ------------
Balance at end of period                       $     (47,223) $   423,292  $   581,817
                                               ============== ============ ============


     NORTHEAST UTILITIES AND SUBSIDIARIES

          Consolidating Statement of
         Capital Surplus, Paid In (a)
         Year Ended December 31, 1999
            (Thousands of Dollars)


                                                     NU
                                                Enterprises,
                                                    Inc.
                                               (consolidated)
                                                    (b)       Eliminations Consolidated
                                               -------------- ------------ ------------
Balance at beginning of period                 $      41,208  $ 1,556,302  $   940,661
Transfer of ownership of Select Energy,
  Inc., Mode 1 Communications, Inc. and
  HEC Inc. Consolidated from Northeast
  Utilities to NU Enterprises, Inc.                  (41,208)     (41,208)           0
Capital contributions from Northeast Utilities:
  Cash capital contribution from
   Northeast Utilities                               100,947      123,097            0
  Transfer of equity to NU Enterprises, Inc.          20,698       20,698            0
Issuance of 362,565 common shares                          0            0        3,505
Premium on common stock                                  100          100            0
Dividends declared on common stock:
  $47,000.00 per share                                     0       (4,700)           0
Allocation of benefits-ESOP                                0            0       (3,053)
Unearned stock compensation                                0            0       (1,194)
Capital stock expenses, net                                0        2,106          807
                                               -------------- ------------ ------------

Balance at end of period                       $     121,745  $ 1,656,395  $   940,726
                                               ============== ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.

           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)                                       The
                                                                          Connecticut   Public Service
                                                                            Light and      Company of
                                                                Northeast Power Company  New Hampshire
                                                                Utilities (consolidated) (consolidated)
                                                                (parent)       (b)            (b)
                                                             ------------ -------------- --------------
Operating Activities:
  Income/(loss) after interest charges                       $    34,216  $     (13,568) $      84,209
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                       0        193,776         47,695
    Deferred income taxes and investment tax credits, net             74       (140,459)        (5,304)
    Amortization of regulatory assets, net                             0        447,776         34,915
    Amortization of demand-side-management costs, net                  0         10,014              0
    Amortization of recoverable energy costs                           0         12,702         27,065
    Nuclear unrecoverable costs                                        0         53,031              0
    Allocation of ESOP benefits                                        0        (30,454)       (10,558)
    Equity in earnings of subsidiary companies                   (56,812)             0              0
    Cash dividends received from subsidiary companies             66,000              0              0
    Gain on sale of utility plant                                      0       (286,477)             0
    Net other sources/(uses) of cash                              16,655       (113,174)        49,159
    Changes in working capital:
      Receivables and accrued utility revenues, net               (7,220)           837          5,987
      Fuel, materials and supplies                                     0         34,379         (1,434)
      Accounts payable                                             5,863        (49,477)        22,307
      Accrued taxes                                                  (15)       149,818        (49,385)
      Investments in securitizable assets                              0         52,633              0
      Other working capital (excludes cash)                       12,206        (21,930)        (5,496)
                                                             ------------ -------------- --------------
Net cash flows provided by/(used for) operating activities        70,967        299,427        199,160
                                                             ------------ -------------- --------------
Financing Activities:
  Issuance of common shares                                        5,318              0              0
  Issuance of long-term debt                                           0              0              0
  Net increase/(decrease) in short-term debt                      65,000         91,700              0
  Reacquisitions and retirements of long-term debt               (19,000)      (620,010)             0
  Reacquisitions and retirements of preferred stock                    0        (19,750)       (25,000)
  Cash dividends on preferred stock                                    0        (12,832)        (6,625)
  Cash dividends on common shares                                (13,168)             0              0
                                                             ------------ -------------- --------------
Net cash flows provided by/(used in) financing activities         38,150       (560,892)       (31,625)
                                                             ------------ -------------- --------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                                   0       (180,982)       (46,096)
    Nuclear fuel                                                       0        (26,198)        (1,168)
                                                             ------------ -------------- --------------
  Net cash flows used for investments in plant                         0       (207,180)       (47,264)
  Investment in NU system Money Pool                             (10,900)         6,600              0
  Investment in subsidiaries                                     (99,462)             0              0
  Investment in nuclear decommissioning trusts                         0        (54,582)          (678)
  Investment in nonregulated assets                                    0              0              0
  Net proceeds from the sale of utility plant                          0        516,912              0
  Other investment activities, net                                 1,245           (355)         2,214
  Capital contributions from Northeast Utilities                       0              0              0
                                                             ------------ -------------- --------------
Net cash flows (used in)/provided by investing activities       (109,117)       261,395        (45,728)
                                                             ------------ -------------- --------------
Net (decrease)/increase in cash for the period                         0            (70)       121,807
Cash and cash equivalents - beginning of period                        0            434         61,716
                                                             ------------ -------------- --------------
Cash and cash equivalents - end of period                    $         0  $         364  $     183,523
                                                             ============ ============== ==============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $    15,724  $     142,398  $      39,895
  Income taxes                                               $    28,982  $      19,754  $      38,942
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $        -   $       4,752  $        -
  Seabrook Power Contracts                                   $        -   $        -     $           0

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.



           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)                         Western
                                                              Massachusetts                 Holyoke
                                                                Electric       North      Water Power
                                                                 Company      Atlantic      Company
                                                              (consolidated)   Energy    (consolidated)
                                                                  (b)        Corporation      (b)
                                                             -------------- ------------ --------------
Operating Activities:
  Income/(loss) after interest charges                       $       2,887  $    29,556  $       5,569
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                    27,771       27,576          1,649
    Deferred income taxes and investment tax credits, net           (6,544)         452         (1,725)
    Amortization of regulatory assets, net                          26,488       85,488          1,770
    Amortization of demand-side-management costs, net                    0            0              0
    Amortization of recoverable energy costs                             0            0              0
    Nuclear unrecoverable costs                                     18,035            0              0
    Allocation of ESOP benefits                                     (6,880)           0           (680)
    Equity in earnings of subsidiary companies                           0            0              0
    Cash dividends received from subsidiary companies                    0            0              0
    Gain on sale of utility plant                                  (22,437)           0              0
    Net other sources/(uses) of cash                               (13,517)      25,500          3,605
    Changes in working capital:
      Receivables and accrued utility revenues, net                (44,045)         964         (2,785)
      Fuel, materials and supplies                                   1,956         (276)         1,340
      Accounts payable                                             (14,636)       5,709            849
      Accrued taxes                                                   (675)        (710)        (2,496)
      Investments in securitizable assets                           21,865            0              0
      Other working capital (excludes cash)                         11,789        7,133           (500)
                                                             -------------- ------------ --------------
Net cash flows provided by/(used for) operating activities           2,057      181,392          6,596
                                                             -------------- ------------ --------------
Financing Activities:
  Issuance of common shares                                              0            0              0
  Issuance of long-term debt                                             0            0              0
  Net increase/(decrease) in short-term debt                        81,500            0              0
  Reacquisitions and retirements of long-term debt                (100,850)     (70,000)             0
  Reacquisitions and retirements of preferred stock                 (1,500)           0              0
  Cash dividends on preferred stock                                 (3,298)           0              0
  Cash dividends on common shares                                        0      (60,000)        (4,000)
                                                             -------------- ------------ --------------
Net cash flows provided by/(used in) financing activities          (24,148)    (130,000)        (4,000)
                                                             -------------- ------------ --------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                               (30,192)      (7,895)          (722)
    Nuclear fuel                                                    (5,817)      (9,934)             0
                                                             -------------- ------------ --------------
  Net cash flows used for investments in plant                     (36,009)     (17,829)          (722)
  Investment in NU system Money Pool                                     0      (26,050)        (5,400)
  Investment in subsidiaries                                             0            0              0
  Investment in nuclear decommissioning trusts                     (11,387)      (7,584)             0
  Investment in nonregulated assets                                      0            0              0
  Net proceeds from the sale of utility plant                       48,524            0              0
  Other investment activities, net                                   1,807            0              0
  Capital contributions from Northeast Utilities                    20,000            0              0
                                                             -------------- ------------ --------------
Net cash flows (used in)/provided by investing activities           22,935      (51,463)        (6,122)
                                                             -------------- ------------ --------------
Net (decrease)/increase in cash for the period                         844          (71)        (3,526)
Cash and cash equivalents - beginning of period                        106           71          3,655
                                                             -------------- ------------ --------------
Cash and cash equivalents - end of period                    $         950  $         0  $         129
                                                             ============== ============ ==============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $      30,958  $    38,042  $       2,238
  Income taxes                                               $      (6,296) $     3,000  $         332
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $       1,112  $       -    $        -
  Seabrook Power Contracts                                   $        -     $       -    $        -

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.
(a) Not covered by auditors' report.
(b) See supporting statements.

           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)
                                                                                           North
                                                                Northeast   Northeast     Atlantic
                                                                Utilities    Nuclear       Energy
                                                                 Service     Energy        Service
                                                                 Company     Company     Corporation
                                                             ------------ ------------- ------------
Operating Activities:
  Income/(loss) after interest charges                       $         0  $      1,752  $         0
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                  10,390         1,791            0
    Deferred income taxes and investment tax credits, net          5,617       (13,681)         (42)
    Amortization of regulatory assets, net                             0             0            0
    Amortization of demand-side-management costs, net                  0             0            0
    Amortization of recoverable energy costs                           0             0            0
    Nuclear unrecoverable costs                                        0             0            0
    Allocation of ESOP benefits                                        0             0            0
    Equity in earnings of subsidiary companies                         0             0            0
    Cash dividends received from subsidiary companies                  0             0            0
    Gain on sale of utility plant                                      0             0            0
    Net other sources/(uses) of cash                               6,362         1,110       (5,736)
    Changes in working capital:
      Receivables and accrued utility revenues, net               (7,117)      (29,674)      (2,450)
      Fuel, materials and supplies                                   481        (5,018)         (74)
      Accounts payable                                            21,058        13,761       (1,339)
      Accrued taxes                                               (3,814)       (1,092)        (228)
      Investments in securitizable assets                              0             0            0
      Other working capital (excludes cash)                      (14,707)        5,903        9,314
                                                             ------------ ------------- ------------
Net cash flows provided by/(used for) operating activities        18,270       (25,148)        (555)
                                                             ------------ ------------- ------------
Financing Activities:
  Issuance of common shares                                            0             0            0
  Issuance of long-term debt                                           0             0            0
  Net increase/(decrease) in short-term debt                       1,850         5,500            0
  Reacquisitions and retirements of long-term debt                     0        (6,011)           0
  Reacquisitions and retirements of preferred stock                    0             0            0
  Cash dividends on preferred stock                                    0             0            0
  Cash dividends on common shares                                      0        (2,000)           0
                                                             ------------ ------------- ------------
Net cash flows provided by/(used in) financing activities          1,850        (2,511)           0
                                                             ------------ ------------- ------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                             (12,705)          335            0
    Nuclear fuel                                                       0           646            0
                                                             ------------ ------------- ------------
  Net cash flows used for investments in plant                   (12,705)          981            0
  Investment in NU system Money Pool                              (4,350)       25,900            0
  Investment in subsidiaries                                           0             0            0
  Investment in nuclear decommissioning trusts                         0             0            0
  Investment in nonregulated assets                                    0             0            0
  Net proceeds from the sale of utility plant                          0             0            0
  Other investment activities, net                                (3,936)            0          680
  Capital contributions from Northeast Utilities                       0             0            0
                                                             ------------ ------------- ------------
Net cash flows (used in)/provided by investing activities        (20,991)       26,881          680
                                                             ------------ ------------- ------------
Net (decrease)/increase in cash for the period                      (871)         (778)         125
Cash and cash equivalents - beginning of period                   64,333           778        1,815
                                                             ------------ ------------- ------------
Cash and cash equivalents - end of period                    $    63,462  $          0  $     1,940
                                                             ============ ============= ============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $         2  $      1,952  $       -
  Income taxes                                               $    (2,504) $     13,643  $        44
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $        -   $       -     $       -
  Seabrook Power Contracts                                   $        -   $       -     $       -

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.



           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                                          The Rocky    Charter Oak
                                                                 The       River       Energy, Inc.
                                                              Quinnehtuk   Realty     (consolidated)
                                                               Company     Company         (b)
                                                             ----------- ------------ --------------
Operating Activities:
  Income/(loss) after interest charges                       $     (154) $         0  $      16,111
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                     59        2,391              0
    Deferred income taxes and investment tax credits, net             5          (40)       (14,743)
    Amortization of regulatory assets, net                            0            0              0
    Amortization of demand-side-management costs, net                 0            0              0
    Amortization of recoverable energy costs                          0            0              0
    Nuclear unrecoverable costs                                       0            0              0
    Allocation of ESOP benefits                                       0            0              0
    Equity in earnings of subsidiary companies                        0            0              0
    Cash dividends received from subsidiary companies                 0            0              0
    Gain on sale of utility plant                                     0            0              0
    Net other sources/(uses) of cash                                390       (1,126)           999
    Changes in working capital:
      Receivables and accrued utility revenues, net                   0       (5,577)           208
      Fuel, materials and supplies                                    0            0              0
      Accounts payable                                              (19)          48           (135)
      Accrued taxes                                                 206           (6)             0
      Investments in securitizable assets                             0            0              0
      Other working capital (excludes cash)                         (81)        (261)            33
                                                             ----------- ------------ --------------
Net cash flows provided by/(used for) operating activities          406       (4,571)         2,473
                                                             ----------- ------------ --------------
Financing Activities:
  Issuance of common shares                                           0            0              0
  Issuance of long-term debt                                          0            0              0
  Net increase/(decrease) in short-term debt                     (2,300)       7,550              0
  Reacquisitions and retirements of long-term debt                    0       (1,888)             0
  Reacquisitions and retirements of preferred stock                   0            0              0
  Cash dividends on preferred stock                                   0            0              0
  Cash dividends on common shares                                     0            0         (4,700)
                                                             ----------- ------------ --------------
Net cash flows provided by/(used in) financing activities        (2,300)       5,662         (4,700)
                                                             ----------- ------------ --------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                                  0       (1,088)             7
    Nuclear fuel                                                      0            0              0
                                                             ----------- ------------ --------------
  Net cash flows used for investments in plant                        0       (1,088)             7
  Investment in NU system Money Pool                                  0            0              0
  Investment in subsidiaries                                          0            0              0
  Investment in nuclear decommissioning trusts                        0            0              0
  Investment in nonregulated assets                                   0            0              0
  Net proceeds from the sale of utility plant                         0            0              0
  Other investment activities, net                                1,836           (2)          (257)
  Capital contributions from Northeast Utilities                      0            0          2,150
                                                             ----------- ------------ --------------
Net cash flows (used in)/provided by investing activities         1,836       (1,090)         1,900
                                                             ----------- ------------ --------------
Net (decrease)/increase in cash for the period                      (58)           1           (327)
Cash and cash equivalents - beginning of period                      78           71            755
                                                             ----------- ------------ --------------
Cash and cash equivalents - end of period                    $       20  $        72  $         428
                                                             =========== ============ ==============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $      236  $     2,196  $        -
  Income taxes                                               $     (256) $        84  $      (2,129)
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $     -     $     -      $        -
  Seabrook Power Contracts                                   $     -     $     -      $        -

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.




           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)
                                                                    NU
                                                               Enterprises
                                                                   Inc.
                                                              (consolidated
                                                                   (b)
                                                             ------------
Operating Activities:
  Income/(loss) after interest charges                       $   (46,929)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   1,949
    Deferred income taxes and investment tax credits, net         (7,008)
    Amortization of regulatory assets, net                             0
    Amortization of demand-side-management costs, net                  0
    Amortization of recoverable energy costs                           0
    Nuclear unrecoverable costs                                        0
    Allocation of ESOP benefits                                     (294)
    Equity in earnings of subsidiary companies                         0
    Cash dividends received from subsidiary companies                  0
    Gain on sale of utility plant                                      0
    Net other sources/(uses) of cash                             (22,678)
    Changes in working capital:
      Receivables and accrued utility revenues, net              (81,284)
      Fuel, materials and supplies                                (1,666)
      Accounts payable                                            70,306
      Accrued taxes                                                1,313
      Investments in securitizable assets                              0
      Other working capital (excludes cash)                      (24,263)
                                                             ------------
Net cash flows provided by/(used for) operating activities      (110,554)
                                                             ------------
Financing Activities:
  Issuance of common shares                                            0
  Issuance of long-term debt                                      29,000
  Net increase/(decrease) in short-term debt                      33,400
  Reacquisitions and retirements of long-term debt                     0
  Reacquisitions and retirements of preferred stock                    0
  Cash dividends on preferred stock                                    0
  Cash dividends on common shares                                      0
                                                             ------------
Net cash flows provided by/(used in) financing activities         62,400
                                                             ------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                              (5,812)
    Nuclear fuel                                                       0
                                                             ------------
  Net cash flows used for investments in plant                    (5,812)
  Investment in NU system Money Pool                             (22,000)
  Investment in subsidiaries                                           0
  Investment in nuclear decommissioning trusts                         0
  Investment in nonregulated assets                              (23,542)
  Net proceeds from the sale of utility plant                          0
  Other investment activities, net                                   485
  Capital contributions from Northeast Utilities                 100,947
                                                             ------------
Net cash flows (used in)/provided by investing activities         50,078
                                                             ------------
Net (decrease)/increase in cash for the period                     1,924
Cash and cash equivalents - beginning of period                    2,343
                                                             ------------
Cash and cash equivalents - end of period                    $     4,267
                                                             ============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $    (1,761)
  Income taxes                                               $    (7,413)
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $        -
  Seabrook Power Contracts                                   $        -

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.


           NORTHEAST UTILITIES AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a)
               Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                              Eliminations  Consolidated
                                                             ------------- -------------
Operating Activities:
  Income/(loss) after interest charges                       $     56,678  $     56,971
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   12,742       302,305
    Deferred income taxes and investment tax credits, net             (42)     (183,356)
    Amortization of regulatory assets, net                              0       596,437
    Amortization of demand-side-management costs, net                   0        10,014
    Amortization of recoverable energy costs                       (4,759)       44,526
    Nuclear unrecoverable costs                                         0        71,066
    Allocation of ESOP benefits                                   (48,866)            0
    Equity in earnings of subsidiary companies                    (56,812)            0
    Cash dividends received from subsidiary companies              66,000             0
    Gain on sale of utility plant                                       0      (308,914)
    Net other sources/(uses) of cash                                3,092       (55,543)
    Changes in working capital:
      Receivables and accrued utility revenues, net               (65,590)     (106,566)
      Fuel, materials and supplies                                      0        29,688
      Accounts payable                                             65,586         8,709
      Accrued taxes                                               (15,013)      107,929
      Investments in securitizable assets                               0        74,498
      Other working capital (excludes cash)                        12,686       (33,546)
                                                             ------------- -------------
Net cash flows provided by/(used for) operating activities         25,702       614,218
                                                             ------------- -------------
Financing Activities:
  Issuance of common shares                                             0         5,318
  Issuance of long-term debt                                       28,800           200
  Net increase/(decrease) in short-term debt                       36,200       248,000
  Reacquisitions and retirements of long-term debt                      0      (817,759)
  Reacquisitions and retirements of preferred stock                     0       (46,250)
  Cash dividends on preferred stock                                     0       (22,755)
  Cash dividends on common shares                                 (70,700)      (13,168)
                                                             ------------- -------------
Net cash flows provided by/(used in) financing activities          (5,700)     (646,414)
                                                             ------------- -------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                                1,931      (287,081)
    Nuclear fuel                                                        0       (42,471)
                                                             ------------- -------------
  Net cash flows used for investments in plant                      1,931      (329,552)
  Investment in NU system Money Pool                              (36,200)            0
  Investment in subsidiaries                                      (99,461)            0
  Investment in nuclear decommissioning trusts                          0       (74,231)
  Investment in nonregulated assets                                     0       (23,542)
  Net proceeds from the sale of utility plant                           0       565,436
  Other investment activities, net                                 (9,367)       13,084
  Capital contributions from Northeast Utilities                  123,097             0
                                                             ------------- -------------
Net cash flows (used in)/provided by investing activities         (20,000)      151,195
                                                             ------------- -------------
Net (decrease)/increase in cash for the period                          0       118,999
Cash and cash equivalents - beginning of period                         0       136,155
                                                             ------------- -------------
Cash and cash equivalents - end of period                    $          0  $    255,154
                                                             ============= =============

Supplemental Cash Flow Information:
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $      5,057  $    266,823
  Income taxes                                               $          0  $     86,183
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases            $          0  $      5,865
  Seabrook Power Contracts                                   $          0  $       -

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.
(b) See supporting statements.



   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                   The
                                               Connecticut      CL&P
                                                Light and   Receivables     CL&P
                                              Power Company Corporation Capital,L.P.
                                              ------------- ----------- ------------
Utility Plant, at original cost:
  Electric                                    $  5,811,124  $        0  $         0

    Less:  Accumulated provision for
            depreciation                         4,234,771           0            0
                                              ------------- ----------- ------------
                                                 1,576,353           0            0
  Construction work in progress                    115,529           0            0
  Nuclear fuel, net                                 80,766           0            0
                                              ------------- ----------- ------------
         Total net utility plant                 1,772,648           0            0
                                              ------------- ----------- ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market        516,796           0            0
  Investments in regional nuclear
   generating companies, at equity                  54,472           0            0
  Investments in subsidiary companies,
   at equity                                        24,323           0            0
  Other, at cost                                    36,689           0            0
                                              ------------- ----------- ------------
                                                   632,280           0            0
                                              ------------- ----------- ------------

Long-term Loan Receivable                                0           0      103,100
                                              ------------- ----------- ------------
Current Assets:
  Cash and special deposits                             19           0          288
  Investments in securitizable assets               54,148     277,620            0
  Notes receivable form affiliated companies             0           0            0
  Receivables, net                                  19,680           0            0
  Receivables from affiliated companies             27,683       9,118            0
  Fuel, materials, and supplies, at
   average cost                                     37,603           0            0
  Prepayments and other                            148,628           0            0
                                              ------------- ----------- ------------
                                                   287,761     286,738          288
                                              ------------- ----------- ------------
Deferred Charges:
  Regulatory assets                              2,564,095           0            0
  Unamortized debt expense                          16,323           0            0
  Other                                             19,967           0            0
                                              ------------- ----------- ------------
                                                 2,600,385           0            0
                                              ------------- ----------- ------------

       Total Assets                           $  5,293,074  $  286,738  $    103,388
                                              ============= =========== ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  The Connecticut Transmission
    Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.


   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                          The City and
                                               Electric     Suburban     Research
                                                Power,    Electric and     Park,
                                             Incorporated  Gas Company Incorporated
                                              (inactive)   (inactive)   (inactive)
                                             ------------ ------------ ------------
Utility Plant, at original cost:
  Electric                                   $         2  $         0  $         0

    Less:  Accumulated provision for
            depreciation                               0            0            0
                                             ------------ ------------ ------------
                                                       2            0            0
  Construction work in progress                        0            0            0
  Nuclear fuel, net                                    0            0            0
                                             ------------ ------------ ------------
         Total net utility plant                       2            0            0
                                             ------------ ------------ ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market            0            0            0
  Investments in regional nuclear
   generating companies, at equity                     0            0            0
  Investments in subsidiary companies,
   at equity                                           0            0            0
  Other, at cost                                       0            0            0
                                             ------------ ------------ ------------
                                                       0            0            0
                                             ------------ ------------ ------------

Long-term Loan Receivable                              0            0            0
                                             ------------ ------------ ------------
Current Assets:
  Cash and special deposits                            0            1           56
  Investments in securitizable assets                  0            0            0
  Notes receivable form affiliated companies           0            0            0
  Receivables, net                                     0            0            0
  Receivables from affiliated companies                0            0            0
  Fuel, materials, and supplies, at
   average cost                                        0            0            0
  Prepayments and other                                0            0            0
                                             ------------ ------------ ------------
                                                       0            1           56
                                             ------------ ------------ ------------
Deferred Charges:
  Regulatory assets                                    0            0            0
  Unamortized debt expense                             0            0            0
  Other                                                0            0            0
                                             ------------ ------------ ------------
                                                       0            0            0
                                             ------------ ------------ ------------

       Total Assets                          $         2  $         1  $        56
                                             ============ ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  The Connecticut Transmission
    Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.


   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
                   Assets
              December 31, 1999
           (Thousands of Dollars)




                                             Eliminations Consolidated
                                             ------------ ------------
Utility Plant, at original cost:
  Electric                                   $         0  $ 5,811,126

    Less:  Accumulated provision for
            depreciation                               0    4,234,771
                                             ------------ ------------
                                                       0    1,576,355
  Construction work in progress                        0      115,529
  Nuclear fuel, net                                    0       80,766
                                             ------------ ------------
         Total net utility plant                       0    1,772,650
                                             ------------ ------------
Other Property and Investments:
  Nuclear decommissioning trusts, at market            0      516,796
  Investments in regional nuclear
   generating companies, at equity                     0       54,472
  Investments in subsidiary companies,
   at equity                                      24,323            0
  Other, at cost                                      (7)      36,696
                                             ------------ ------------
                                                  24,316      607,964
                                             ------------ ------------

Long-term Loan Receivable                        103,100            0
                                             ------------ ------------
Current Assets:
  Cash and special deposits                            0          364
  Investments in securitizable assets            224,149      107,620
  Notes receivable form affiliated companies           0            0
  Receivables, net                                     0       19,680
  Receivables from affiliated companies           33,411        3,390
  Fuel, materials, and supplies, at
   average cost                                        0       37,603
  Prepayments and other                                0      148,628
                                             ------------ ------------
                                                 257,560      317,285
                                             ------------ ------------
Deferred Charges:
  Regulatory assets                                    0    2,564,095
  Unamortized debt expense                             0       16,323
  Other                                                0       19,967
                                             ------------ ------------
                                                       0    2,600,385
                                             ------------ ------------

       Total Assets                          $   384,976  $ 5,298,284
                                             ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  The Connecticut Transmission
    Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                  The
                                              Connecticut      CL&P
                                               Light and   Receivables     CL&P
                                             Power Company Corporation Capital,L.P.
                                             ------------- ----------- ------------
Capitalization:
 Common stockholder's equity:
   Common stock                              $    122,229  $        0  $         0
   Capital surplus, paid in                       665,598      70,829        3,100
   Retained earnings                              153,254      21,098            0
   Accumulated other comprehensive income             416           0            0
                                             ------------- ----------- ------------
    Total common stockholder's equity             941,497      91,927        3,100
  Preferred stock not subject to mandatory
    redemption                                    116,200           0            0
  Preferred stock subject to mandatory
    redemption                                     79,789           0            0
  MIPS Preferred stock                                  0           0      100,000
  Long-term debt                                1,344,151           0            0
                                             ------------- ----------- ------------
    Total capitalization                        2,481,637      91,927      103,100
                                             ------------- ----------- ------------
Minority Interest in Common Equity
 of Subsidiary                                          0           0            0
                                             ------------- ----------- ------------

Obligations Under Capital Leases                   50,969           0            0
                                             ------------- ----------- ------------
Current Liabilities:
  Notes payable to affiliated companies            11,700           0            0
  Notes payable to banks                           90,000     170,000            0
  Long-term debt and preferred stock-
   current portion                                178,755           0            0
  Obligations under capital leases-
   current portion                                 93,431           0            0
  Accounts payable                                 99,365       1,740            0
  Accounts payable to affiliated companies          3,215           0          288
  Accrued taxes                                   162,645       6,569            0
  Accrued interest                                 18,640      16,502            0
  Other                                            26,347           0            0
                                             ------------- ----------- ------------
                                                  684,098     194,811          288
                                             ------------- ----------- ------------
Deferred Credits:
  Accumulated deferred income taxes               999,473           0            0
  Accumulated deferred investment
   tax credits                                    107,064           0            0
  Decommissioning obligation-Millstone 1          580,320           0            0
  Deferred contractual obligations                238,142           0            0
  Other                                           151,371           0            0
                                             ------------- ----------- ------------
                                                2,076,370           0            0
                                             ------------- ----------- ------------

    Total Capitalization and Liabilities     $  5,293,074  $  286,738  $   103,388
                                             ============= =========== ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  The Connecticut Transmission
    Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                          The City and
                                               Electric     Suburban     Research
                                                Power,    Electric and     Park,
                                             Incorporated  Gas Company Incorporated
                                              (inactive)   (inactive)   (inactive)
                                             ------------ ------------ ------------
Capitalization:
  Common stockholder's equity:
   Common stock                              $         1  $         1  $         5
   Capital surplus, paid in                            0            0            0
   Retained earnings                                   0            0           51
   Accumulated other comprehensive income              0            0            0
                                             ------------ ------------ ------------
    Total common stockholder's equity                  1            1           56
  Preferred stock not subject to mandatory
    redemption                                         0            0            0
  Preferred stock subject to mandatory
    redemption                                         0            0            0
  MIPS Preferred stock                                 0            0            0
  Long-term debt                                       0            0            0
                                             ------------ ------------ ------------
    Total capitalization                               1            1           56
                                             ------------ ------------ ------------
Minority Interest in Common Equity
 of Subsidiary                                         0            0            0
                                             ------------ ------------ ------------

Obligations Under Capital Leases                       0            0            0
                                             ------------ ------------ ------------
Current Liabilities:
  Notes payable to affiliated companies                1            0            0
  Notes payable to banks                               0            0            0
  Long-term debt and preferred stock-
   current portion                                     0            0            0
  Obligations under capital leases-
   current portion                                     0            0            0
  Accounts payable                                     0            0            0
  Accounts payable to affiliated companies             0            0            0
  Accrued taxes                                        0            0            0
  Accrued interest                                     0            0            0
  Other                                                0            0            0
                                             ------------ ------------ ------------
                                                       1            0            0
                                             ------------ ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes                    0            0            0
  Accumulated deferred investment
   tax credits                                         0            0            0
  Decommissioning obligation-Millstone 1               0            0            0
  Deferred contractual obligations                     0            0            0
  Other                                                0            0            0
                                             ------------ ------------ ------------
                                                       0            0            0
                                             ------------ ------------ ------------


    Total Capitalization and Liabilities     $         2  $         1  $        56
                                             ============ ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  The Connecticut Transmission
    Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



   THE CONNECTICUT LIGHT AND POWER COMPANY
            AND SUBSIDIARIES (a)

       Consolidating Balance Sheet (b)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                             Eliminations Consolidated
                                             ------------ ------------
Capitalization:
  Common stockholder's equity:
   Common stock                              $         7  $   122,229
   Capital surplus, paid in                       73,929      665,598
   Retained earnings                              21,149      153,254
   Accumulated other comprehensive income              0          416
                                             ------------ ------------
    Total common stockholder's equity             95,085      941,497
  Preferred stock not subject to mandatory
    redemption                                         0      116,200
  Preferred stock subject to mandatory
    redemption                                         0       79,789
  MIPS Preferred stock                           100,000            0
  Long-term debt                                 103,100    1,241,051
                                             ------------ ------------
    Total capitalization                         298,185    2,378,537
                                             ------------ ------------
Minority Interest in Common Equity
 of Subsidiary                                  (100,000)     100,000
                                             ------------ ------------

Obligations Under Capital Leases                       0       50,969
                                             ------------ ------------
Current Liabilities:
  Notes payable to affiliated companies                1       11,700
  Notes payable to banks                         170,000       90,000
  Long-term debt and preferred stock-
   current portion                                     0      178,755
  Obligations under capital leases-
   current portion                                     0       93,431
  Accounts payable                                     0      101,106
  Accounts payable to affiliated companies           288        3,215
  Accrued taxes                                        0      169,214
  Accrued interest                                16,502       18,640
  Other                                                0       26,347
                                             ------------ ------------
                                                 186,791      692,408
                                             ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes                    0      999,473
  Accumulated deferred investment
   tax credits                                         0      107,064
  Decommissioning obligation-Millstone 1               0      580,320
  Deferred contractual obligations                     0      238,142
  Other                                                0      151,371
                                             ------------ ------------
                                                       0    2,076,370
                                             ------------ ------------

    Total Capitalization and Liabilities     $   384,976  $ 5,298,284
                                             ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries: The Connecticut Transmission Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.


     THE CONNECTICUT LIGHT AND POWER COMPANY
             AND SUBSIDIARIES(a)

    Consolidating Statement of Income(b)
        Year Ended December 31, 1999
           (Thousands of Dollars)

                                                 The
                                             Connecticut                            Research
                                              Light and      CL&P                    Park,
                                                Power    Receivables     CL&P     Incorporated
                                               Company   Corporation Capital,L.P.  (Inactive)
                                             ----------- ----------- ------------ ------------
  Operating Revenues                         $2,452,855  $        0  $         0  $         0
                                             ----------- ----------- ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                        927,989           0            0            0
      Other                                     479,619         519            0            0
    Maintenance                                 217,961           0            0            0
    Depreciation                                193,776           0            0            0
    Amortization of regulatory assets, net      447,776           0            0            0
    Federal and state income taxes              115,490       6,569            0            0
    Taxes other than income taxes               174,884           0            0            0
    Gain on sale of utility plant              (286,477)          0            0            0
                                             ----------- ----------- ------------ ------------
         Total operating expenses             2,271,018       7,088            0            0
                                             ----------- ----------- ------------ ------------
  Operating Income/(Loss)                       181,837      (7,088)           0            0
                                             ----------- ----------- ------------ ------------

  Other Income/(Loss):
    Equity in earnings of regional nuclear
      generating companies                        1,506           0            0            0
    Nuclear unrecoverable costs                 (53,031)          0            0            0
    Other, net                                  (32,761)     25,615        9,588            0
    Minority interest in loss of subsidiary           0           0            0            0
    Income taxes                                 36,921           0            0            0
                                             ----------- ----------- ------------ ------------
        Other (loss)/income, net                (47,365)     25,615        9,588            0
                                             ----------- ----------- ------------ ------------
        Income before interest charges          134,472      18,527        9,588            0
                                             ----------- ----------- ------------ ------------

  Interest Charges:
    Interest on long-term debt                  127,534           0            0            0
    Other interest                               20,506       8,886            0            0
                                             ----------- ----------- ------------ ------------
        Interest charges, net                   148,040       8,886            0            0
                                             ----------- ----------- ------------ ------------
    Net (Loss)/Income                        $  (13,568) $    9,641   $    9,588  $         0
                                             =========== =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  Electric Power,Incorporated, The
    City and Suburban Electric and Gas Company, The Connecticut Transmission Corporation,
    The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



   THE CONNECTICUT LIGHT AND POWER COMPANY
             AND SUBSIDIARIES(a)

    Consolidating Statement of Income(b)
        Year Ended December 31, 1999
           (Thousands of Dollars)

                                             Eliminations Consolidated
                                             ------------ ------------

  Operating Revenues                         $         0  $ 2,452,855
                                             ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                               0      927,989
      Other                                            0      480,138
    Maintenance                                        0      217,961
    Depreciation                                       0      193,776
    Amortization of regulatory assets, net             0      447,776
    Federal and state income taxes                     0      122,059
    Taxes other than income taxes                      0      174,884
    Gain on sale of utility plant                      0     (286,477)
                                             ------------ ------------
         Total operating expenses                      0    2,278,106
                                             ------------ ------------
  Operating Income/(Loss)                              0      174,749
                                             ------------ ------------

  Other Income/(Loss):
    Equity in earnings of regional nuclear
      generating companies                             0        1,506
    Nuclear unrecoverable costs                        0      (53,031)
    Other, net                                    28,404      (25,962)
    Minority interest in loss of subsidiary        9,300       (9,300)
    Income taxes                                       0       36,921
                                             ------------ ------------
        Other (loss)/income, net                  37,704      (49,866)
                                             ------------ ------------
        Income before interest charges            37,704      124,883
                                             ------------ ------------
  Interest Charges:
    Interest on long-term debt                         0      127,533
    Other interest                                18,475       10,918
                                             ------------ ------------
        Interest charges, net                     18,475      138,451
                                             ------------ ------------
    Net (Loss)/Income                        $    19,229  $   (13,568)
                                             ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries: Electric Power, Incorporated, The City and Suburban Electric and Gas Company, The Connecticut Transmission Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



      THE CONNECTICUT LIGHT AND POWER COMPANY
                AND SUBSIDIARIES (a)

  Consolidating Statement of Retained Earnings (b)
            Year Ended December 31, 1999
               (Thousands of Dollars)

                                                         The
                                                     Connecticut                            Research
                                                      Light and      CL&P                     Park,
                                                        Power    Receivables     CL&P     Incorporated
                                                       Company   Corporation Capital,L.P.  (Inactive)
                                                    ------------ ----------- ------------ ------------
Balance at beginning of period                      $   210,108  $   11,457  $         0  $        51
Addition:  Net income (loss)                            (13,568)      9,641        9,588            0
                                                    ------------ ----------- ------------ ------------
                                                        196,540      21,098        9,588           51
Deductions:                                         ------------ ----------- ------------ ------------
  Dividends declared:

    Preferred stock (at required
     annual rates)                                       12,832           0            0            0

  MIPS Partnership distribution                               0           0        9,300            0

  Cash distribution to The Connecticut Light
    and Power Company                                         0           0          288            0

Allocation of benefits-ESOP                              30,454           0            0            0
                                                    ------------ ----------- ------------ ------------
        Total deductions                                 43,286           0        9,588            0
                                                    ------------ ----------- ------------ ------------
Balance at end of period                            $   153,254  $   21,098  $         0  $        51
                                                    ============ =========== ============ ============



      THE CONNECTICUT LIGHT AND POWER COMPANY
                AND SUBSIDIARIES (a)

            Consolidating Statement of
            Capital Surplus, Paid In (b)
            Year Ended December 31, 1999
               (Thousands of Dollars)

                                                         The
                                                     Connecticut                            Research
                                                      Light and      CL&P                     Park,
                                                        Power    Receivables     CL&P     Incorporated
                                                       Company   Corporation Capital,L.P.  (Inactive)
                                                    ------------ ----------- ------------ ------------
Balance at beginning of period                      $   664,156  $  135,829  $     3,100  $         0

Reduction of investment in securities                         0     (65,000)           0            0

                                                          1,442           0            0            0
Capital stock expenses, net                         ------------ ----------- ------------ ------------
                                                    $   665,598  $   70,829  $     3,100  $         0
Balance at end of period                            ============ =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  Electric Power,Incorporated, The City and Suburban Electric and Gas Company, The Connecticut Transmission Corporation, The
    Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



      THE CONNECTICUT LIGHT AND POWER COMPANY
                AND SUBSIDIARIES (a)

  Consolidating Statement of Retained Earnings (b)
            Year Ended December 31, 1999
               (Thousands of Dollars)

                                                    Eliminations Consolidated
                                                    ------------ ------------

Balance at beginning of period                      $    11,508  $   210,108
Addition:  Net income (loss)                             19,229      (13,568)
                                                    ------------ ------------
                                                         30,737      196,540
Deductions:                                         ------------ ------------
  Dividends declared:

    Preferred stock (at required
     annual rates)                                            0       12,832

  MIPS Partnership distribution                           9,300            0

  Cash distribution to The Connecticut Light
    and Power Company                                       288            0

Allocation of benefits-ESOP                                   0       30,454
                                                    ------------ ------------
        Total deductions                                  9,588       43,286
                                                    ------------ ------------
Balance at end of period                            $    21,149  $   153,254
                                                    ============ ============


THE CONNECTICUT LIGHT AND POWER COMPANY
                AND SUBSIDIARIES (a)

            Consolidating Statement of
            Capital Surplus, Paid In (b)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                    Eliminations Consolidated
                                                    ------------ ------------

Balance at beginning of period                      $   138,929  $   664,156

Reduction of investment in securities                   (65,000)           0

                                                              0        1,442
Capital stock expenses, net                         ------------ ------------
                                                    $    73,929  $   665,598
Balance at end of period                            ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries: Electric Power, Incorporated, The City and Suburban Electric and Gas Company, The Connecticut Transmission Corporation, The Connecticut Steam Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.



THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
          Consolidating Statement of Cash Flows (a)(b)
                  Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                                        The
                                                                    Connecticut       CL&P
                                                                     Light and    Receivables      CL&P
                                                                   Power Company  Corporation  Capital, LP
                                                                  -------------- ------------ -------------
Operating Activities:
  (Loss)/income after interest charges                            $     (13,568) $     9,641  $      9,588
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                        193,776            0             0
    Deferred income taxes and investment tax credits, net              (140,459)           0             0
    Amortization of regulatory assets, net                              447,776            0             0
    Amortization of demand-side-management costs, net                    10,014            0             0
    Amortization of recoverable energy costs                             12,702            0             0
    Nuclear unrecoverable costs                                          53,031            0             0
    Allocation of ESOP benefits                                         (30,454)           0             0
    Gain on sale of utility plant                                      (286,477)           0             0
    Net other uses of cash                                             (113,174)     (65,000)            0
    Changes in working capital:
      Receivables                                                       (14,943)       5,150             0
      Fuel, materials, and supplies                                      34,379            0             0
      Accounts payable                                                  (51,218)      (9,764)            0
      Accrued taxes                                                     151,417       (1,599)            0
      Investment in securitizable assets                                 78,249      (12,367)            0
      Other working capital (excludes cash)                             (21,931)       8,886             0
                                                                  --------------  ----------- -------------
Net cash flows provided by/(used for) operating activities              309,120      (65,053)        9,588
                                                                  --------------  ----------- -------------

Financing Activities:
  Net increase in short-term debt                                        91,700       65,000             0
  Reacquisitions and retirements of long-term debt                     (620,010)           0             0
  Reacquisitions and retirements of preferred stock                     (19,750)           0             0
  MIPS partnership distribution                                               0            0        (9,300)
  Cash distribution to CL&P                                                   0            0          (288)
  Cash dividends on preferred stock                                     (12,832)           0             0
                                                                  --------------  ----------- -------------
Net cash flows (used in)/provided by financing activities              (560,892)      65,000        (9,588)
                                                                  --------------  ----------- -------------
Investing Activities:
  Investment in plant:
    Electric utility plant                                             (180,982)           0             0
    Nuclear fuel                                                        (26,198)           0             0
                                                                  --------------  ----------- -------------
  Net cash flows used for investments in plant                         (207,180)           0             0
  Investment in NU system Money Pool                                      6,600            0             0
  Investment in nuclear decommissioning trusts                          (54,582)           0             0
  Other investment activities, net                                       (9,995)           0             0
  Net proceeds from the sale of utility plant                           516,912
                                                                  --------------  ----------- -------------
Net cash flows provided by/(used in) investing activities               251,755            0             0
                                                                  --------------  ----------- -------------
Net (decrease) in cash for the period                                       (17)         (53)            0
Cash - beginning of period                                                   36           53           288
                                                                  --------------  ----------- -------------
Cash - end of period                                              $          19   $        0  $        288
                                                                  ==============  =========== =============

Supplemental Cash Flow Information
Cash paid during the year for:
  Interest, net of amounts capitalized                            $     151,986   $        0  $          0
                                                                  ==============  =========== =============
  Income taxes                                                    $      18,044   $    1,710  $          0
                                                                  ==============  =========== =============
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases                 $       4,752   $        0  $          0
                                                                  ==============  =========== =============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  Electric Power, Incorporated, The City and
    Suburban Electric and Gas Company, The Connecticut Transmission Corporation, The Connecticut Steam
    Company and The Nutmeg Power Company.
(b) Not covered by auditors' report.


THE CONNECTICUT LIGHT AND POWER COMPANY AND SUBSIDIARIES
          Consolidating Statement of Cash Flows (a)(b)
                  Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                                      Research
                                                                       Park,
                                                                   Incorporated  Eliminations  Consolidated
                                                                  ------------- ------------- --------------
Operating Activities:
  (Loss)/income after interest charges                            $          0  $     19,229  $     (13,568)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                             0             0        193,776
    Deferred income taxes and investment tax credits, net                    0             0       (140,459)
    Amortization of regulatory assets, net                                   0             0        447,776
    Amortization of demand-side-management costs, net                        0             0         10,014
    Amortization of recoverable energy costs                                 0             0         12,702
    Nuclear unrecoverable costs                                              0             0         53,031
    Allocation of ESOP benefits                                              0             0        (30,454)
    Gain on sale of utility plant                                            0             0       (286,477)
    Net other uses of cash                                                   0       (65,000)      (113,174)
    Changes in working capital:
      Receivables                                                            0       (10,630)           837
      Fuel, materials, and supplies                                          0             0         34,379
      Accounts payable                                                       0       (11,504)       (49,477)
      Accrued taxes                                                          0             0        149,818
      Investment in securitizable assets                                     0        13,248         52,633
      Other working capital (excludes cash)                                  0         8,886        (21,930)
                                                                  ------------- ------------- --------------
Net cash flows provided by/(used for) operating activities                   0       (45,771)       299,427
                                                                  ------------- ------------- --------------

Financing Activities:
  Net increase in short-term debt                                            0        65,000         91,700
  Reacquisitions and retirements of long-term debt                           0             0       (620,010)
  Reacquisitions and retirements of preferred stock                          0             0        (19,750)
  MIPS partnership distribution                                              0        (9,300)             0
  Cash distribution to CL&P                                                  0          (288)             0
  Cash dividends on preferred stock                                          0             0        (12,832)
                                                                  ------------- ------------- --------------
Net cash flows (used in)/provided by financing activities                    0        55,412       (560,892)
                                                                  ------------- ------------- --------------

Investing Activities:
  Investment in plant:
    Electric utility plant                                                   0             0       (180,982)
    Nuclear fuel                                                             0             0        (26,198)
                                                                  ------------- ------------- --------------
  Net cash flows used for investments in plant                               0             0       (207,180)
  Investment in NU system Money Pool                                         0             0          6,600
  Investment in nuclear decommissioning trusts                               0             0        (54,582)
  Other investment activities, net                                           0        (9,641)          (355)
  Net proceeds from the sale of utility plant                                                       516,912
                                                                  ------------- ------------- --------------
Net cash flows provided by/(used in) investing activities                    0        (9,641)       261,395
                                                                  ------------- ------------- --------------
Net (decrease) in cash for the period                                        0             0            (70)
Cash - beginning of period                                                  56             0            434
                                                                  ------------- ------------- --------------
Cash - end of period                                              $         56  $          0  $         364
                                                                  ============= ============= ==============

Supplemental Cash Flow Information
Cash paid during the year for:
  Interest, net of amounts capitalized                            $          0  $      9,588  $     142,398
                                                                  ============= ============= ==============
  Income taxes                                                    $          0  $          0  $      19,754
                                                                  ============= ============= ==============
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases                 $          0  $          0  $       4,752
                                                                  ============= ============= ==============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included are the following inactive subsidiaries:  Electric Power, Incorporated, The City and Suburban
    Electric and Gas Company, The Connecticut Transmission Corporation, The Connecticut Steam Company and The
    Nutmeg Power Company.
(b) Not covered by auditors' report.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
          AND SUBSIDIARIES (a)
    Consolidating Balance Sheet (b)
                 Assets
           December 31, 1999
         (Thousands of Dollars)


                                        Public Service
                                          Company of   Properties,
                                        New Hampshire      Inc.    Eliminations Consolidated
                                        -------------- ----------- ------------ ------------
Utility Plant, at cost:
  Electric                              $   1,939,856  $      201  $         0  $ 1,940,056
  Other                                             0       8,588            0        8,588
                                        -------------- ----------- ------------ ------------
                                            1,939,856       8,789            0    1,948,644
    Less:  Accumulated provision for
            depreciation                      674,155       2,600            0      676,754
                                        -------------- ----------- ------------ ------------
                                            1,265,701       6,189            0    1,271,890
  Unamortized acquisition costs               324,437           0            0      324,437
  Construction work in progress                17,160           0            0       17,160
  Nuclear fuel, net                             1,734           0            0        1,734
                                        -------------- ----------- ------------ ------------
         Total net utility plant            1,609,032       6,189            0    1,615,221
                                        -------------- ----------- ------------ ------------

Other Property and Investments:
  Nuclear decommissioning trusts,
   at market                                    6,880           0            0        6,880
  Investments in regional nuclear
   generating companies, at equity             12,308           0            0       12,308
  Investments in subsidiary companies,
   at equity                                    6,547           0        6,547            0
  Other, at cost                                3,149         250            0        3,400
                                        -------------- ----------- ------------ ------------
                                               28,884         250        6,547       22,588
                                        -------------- ----------- ------------ ------------
Current Assets:
  Cash and cash equivalents                   182,588         935            0      183,523
  Receivables, net                             79,290           0            0       79,290
  Accounts receivable from affiliated
   companies                                    9,091         124          655        8,560
  Taxes receivable from affiliated
   companies                                   11,661           0            0       11,661
  Accrued utility revenues                     48,822           0            0       48,822
  Fuel, materials, and supplies,
   at average cost                             38,076           0            0       38,076
  Recoverable energy costs-current
   portion                                     73,721           0            0       73,721
  Prepayments and other                        18,121          34            0       18,155
                                        -------------- ----------- ------------ ------------
                                              461,370       1,093          655      461,808
                                        -------------- ----------- ------------ ------------
Deferred Charges:
  Regulatory assets                           490,921           0            0      490,921
  Unamortized debt expense                     11,896           0            0       11,896
  Deferred receivable from affiliated
   company                                     12,984           0            0       12,984
  Other                                         7,346           0            0        7,346
                                        -------------- ----------- ------------ ------------
                                              523,147           0            0      523,147
                                        -------------- ----------- ------------ ------------
       Total Assets                     $   2,622,433  $    7,532  $     7,202  $ 2,622,764
                                        ============== =========== ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b) Not covered by auditors' report.


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
          AND SUBSIDIARIES (a)
    Consolidating Balance Sheet (b)
     Capitalization and Liabilities
           December 31, 1999
         (Thousands of Dollars)


                                        Public Service
                                          Company of   Properties,
                                        New Hampshire      Inc.    Eliminations Consolidated
                                        -------------- ----------- ------------ ------------
Capitalization:
  Common stockholder's equity:
   Common stock                         $           1  $        1  $         1  $         1
   Capital surplus, paid in                   424,654           0            0      424,654
   Retained earnings                          319,938       3,171        3,171      319,938
   Accumulated other comprehensive
    income                                      1,074           0            0        1,074
                                        -------------- ----------- ------------ ------------
    Total common stockholder's equity         745,667       3,172        3,172      745,667
  Preferred stock subject to mandatory
   redemption                                  25,000           0            0       25,000
  Long-term debt                              516,485       3,375        3,375      516,485
                                        -------------- ----------- ------------ ------------
    Total capitalization                    1,287,152       6,547        6,547    1,287,152
                                        -------------- ----------- ------------ ------------
Obligations Under Seabrook Power
 Contracts and Other Capital Leases           624,477           0            0      624,477
                                        -------------- ----------- ------------ ------------
Current Liabilities:
  Long-term debt and preferred stock-
   current portion                             25,000           0            0       25,000
  Obligations under Seabrook Power
   Contracts and other capital
   leases-current portion                     101,676           0            0      101,676
  Accounts payable                             38,685           0            0       38,685
  Accounts payable to affiliated
   companies                                   38,229         531          655       38,105
  Accrued taxes                                33,443         239            0       33,683
  Accrued interest                              6,294           0            0        6,294
  Accrued pension benefits                     45,504           0            0       45,504
  Other                                        10,184           0            0       10,184
                                        -------------- ----------- ------------ ------------
                                              299,015         770          655      299,131
                                        -------------- ----------- ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes           266,644         215            0      266,859
  Accumulated deferred investment
   tax credits                                 12,532           0            0       12,532
  Deferred contractual obligations             56,544           0            0       56,544
  Deferred revenue from affiliated
   company                                     12,984           0            0       12,984
  Other                                        63,085           0            0       63,085
                                        -------------- ----------- ------------ ------------
                                              411,789         215            0      412,004
                                        -------------- ----------- ------------ ------------

   Total Capitalization and Liabilities $   2,622,433  $    7,532  $     7,202  $ 2,622,764
                                        ============== =========== ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b)  Not covered by auditors' report.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
          AND SUBSIDIARIES (a)

 Consolidating Statement of Income (b)
      Year Ended December 31, 1999
         (Thousands of Dollars)


                                        Public Service
                                          Company of    Properties,
                                         New Hampshire     Inc.     Eliminations Consolidated
                                        --------------- ----------- ------------ ------------
  Operating Revenues                    $    1,160,572  $    1,426  $     1,409  $ 1,160,589
                                        --------------- ----------- ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                       691,743           0            0      691,743
      Other                                    129,041           3        1,409      127,635
    Maintenance                                 52,481           0            0       52,481
    Depreciation                                47,695           0            0       47,695
    Amortization of regulatory
     assets, net                                34,915           0            0       34,915
    Federal and state income taxes              36,810         339            0       37,150
    Taxes other than income taxes               43,282         127            0       43,409
                                        --------------- ----------- ------------ ------------
         Total operating expenses            1,035,967         469        1,409    1,035,028
                                        --------------- ----------- ------------ ------------
  Operating Income                             124,605         957            0      125,561
                                        --------------- ----------- ------------ ------------

  Other Income/(Loss):
    Equity in earnings of regional nuclear
      generating companies and subsidiar         1,112           0          600          512
    Other, net                                   5,681        (115)         242        5,325
    Income taxes                                (3,914)          0            0       (3,914)
                                        --------------- ----------- ------------ ------------
        Other income/(loss), net                 2,879        (115)         842        1,923
                                        --------------- ----------- ------------ ------------
        Income before interest charges         127,484         842          842      127,484
                                        --------------- ----------- ------------ ------------

  Interest Charges:
    Interest on long-term debt                  42,728           0            0       42,728
    Other interest                                 547         242          242          547
                                        --------------- ----------- ------------ ------------
        Interest charges, net                   43,275         242          242       43,275
                                        --------------- ----------- ------------ ------------

    Net Income                          $       84,209  $      600  $       600  $    84,209
                                        =============== =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b)  Not covered by auditors' report.



     PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
             AND SUBSIDIARIES (a)

Consolidating Statement of Retained Earnings (b)
          Year Ended December 31, 1999
             (Thousands of Dollars)


                                       Public Service
                                         Company of   Properties,
                                       New Hampshire     Inc.     Eliminations Consolidated
                                       -------------- ----------- ------------ ------------
Balance at beginning of period         $     252,912  $    2,571  $      2,571 $   252,912
Addition:  Net income                         84,209         600          600       84,209
                                       -------------- ----------- ------------ ------------
                                             337,121       3,171        3,171      337,121

Deductions:
  Dividends declared:
   Preferred Stock                             6,625           0            0        6,625

  Allocation of benefits-ESOP                 10,558           0            0       10,558
                                       -------------- ----------- ------------ ------------
        Total deductions                      17,183           0            0       17,183
                                       -------------- ----------- ------------ ------------


Balance at end of period               $     319,938  $    3,171  $     3,171  $   319,938
                                       ============== =========== ============ ============


     PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
             AND SUBSIDIARIES (a)

Consolidating Statement of Capital Surplus, Paid In (b)
          Year Ended December 31, 1999
             (Thousands of Dollars)


                                       Public Service
                                         Company of   Properties,
                                       New Hampshire     Inc.     Eliminations Consolidated
                                       -------------- ----------- ------------ ------------
Balance at beginning of period         $     424,250  $        0  $         0  $   424,250

Capital stock expenses, net                      404           0            0          404
                                       -------------- ----------- ------------ ------------
Balance at end of period               $     424,654  $        0  $         0  $   424,654
                                       ============== =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b)  Not covered by auditors' report.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a) (b)
               Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                         Public Service
                                                           Company of    Properties,
                                                         New Hampshire      Inc.
                                                        --------------- -------------
Operating Activities:
  Income after interest charges                         $       84,209  $        600
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                47,695             0
    Deferred income taxes and investment tax credits, net       (5,297)           (7)
    Amortization of recoverable energy costs                    27,065             0
    Amortization of regulatory assets, net                      34,915             0
    Allocation of ESOP benefits                                (10,558)            0
    Other sources of cash                                       49,037           123
    Changes in working capital:
      Receivables and accrued utility revenues                   6,004            33
      Fuel, materials, and supplies                             (1,434)            0
      Accounts payable                                          22,277           (20)
      Accrued taxes                                            (49,300)          (86)
      Other working capital (excludes cash)                     (5,494)           (2)
                                                        --------------- -------------
Net cash flows provided by operating activities                199,119           641
                                                        --------------- -------------

Financing Activities:
  Reacquisitions and retirements of long-term debt                   0          (537)
  Reacquisitions and retirements of preferred stock            (25,000)            0
  Cash dividends on preferred stock                             (6,625)            0
                                                        --------------- -------------
Net cash flows used in financing activities                    (31,625)         (537)
                                                        --------------- -------------
Investing Activities:
  Investment in plant:
    Electric utility plant                                     (46,096)            0
    Nuclear fuel                                                (1,168)            0
                                                        --------------- -------------
  Net cash flows used for investments in plant                 (47,264)            0
  Investment in NU system money pool                                 0             0
  Investment in nuclear decommissioning trusts                    (678)            0
  Other investment activities, net                               2,151             0
                                                        --------------- -------------
Net cash flows used in investing activities                    (45,791)            0
                                                        --------------- -------------
Net increase in cash for the period                            121,703           104
Cash and cash equivalent - beginning of period                  60,885           831
                                                        --------------- -------------
Cash and cash equivalent - end of period                $      182,588  $        935
                                                        =============== =============

Supplemental Cash Flow Information
Cash paid during the year for:
  Interest, net of amounts capitalized                  $       39,895  $        242
                                                        =============== =============
  Income taxes                                          $       38,511  $        431
                                                        =============== =============
Increase in obligations:
  Seabrook Power Contracts and other capital leases     $     (115,065) $          0
                                                        =============== =============

Note: Individual columns may not add to Consolidated due to rounding.

      The accompanying notes are an integral part of these financial statements.

(a) Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b) Not covered by auditors' report.



PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE AND SUBSIDIARIES
         Consolidating Statement of Cash Flows (a) (b)
               Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                         Eliminations   Consolidated
                                                        -------------  -------------
Operating Activities:
Income after interest charges                           $        600   $     84,209
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   0         47,695
    Deferred income taxes and investment tax credits, ne           0         (5,304)
    Amortization of recoverable energy costs                       0         27,065
    Amortization of regulatory assets, net                         0         34,915
    Allocation of ESOP benefits                                    0        (10,558)
    Other sources of cash                                          0         49,159
    Changes in working capital:
      Receivables and accrued utility revenues                    50          5,987
      Fuel, materials, and supplies                                0         (1,434)
      Accounts payable                                           (50)        22,307
      Accrued taxes                                                0        (49,385)
      Other working capital (excludes cash)                        0         (5,496)
                                                        -------------  -------------
Net cash flows provided by operating activities                  600        199,160
                                                        -------------  -------------

Financing Activities:
  Reacquisitions and retirements of long-term debt              (537)             0
  Reacquisitions and retirements of preferred stock                0        (25,000)
  Cash dividends on preferred stock                                0         (6,625)
                                                        -------------  -------------
Net cash flows used in financing activities                     (537)       (31,625)
                                                        -------------  -------------
Investing Activities:
  Investment in plant:
    Electric utility plant                                         0        (46,096)
    Nuclear fuel                                                   0         (1,168)
                                                        -------------  -------------
  Net cash flows used for investments in plant                     0        (47,264)
  Investment in NU system money pool                               0              0
  Investment in nuclear decommissioning trusts                     0           (678)
  Other investment activities, net                               (63)         2,214
                                                        -------------  -------------
Net cash flows used in investing activities                      (63)       (45,728)
                                                        -------------  -------------
Net increase in cash for the period                                0        121,807
Cash and cash equivalent - beginning of period                     0         61,716
                                                        -------------  -------------
Cash and cash equivalent - end of period                $          0   $    183,523
                                                        =============  =============

Supplemental Cash Flow Information
Cash paid during the year for:
  Interest, net of amounts capitalized                  $        242   $     39,895
                                                        =============  =============
  Income taxes                                          $          0   $     38,942
                                                        =============  =============
Increase in obligations:
  Seabrook Power Contracts and other capital leases     $   (115,065)  $          0
                                                        =============  =============

Note: Individual columns may not add to Consolidated due to rounding.

      The accompanying notes are an integral part of these financial statements.

(a) Not included is New Hampshire Electric Company which is an inactive subsidiary.
(b) Not covered by auditors' report.


WESTERN MASSACHUSETTS ELECTRIC COMPANY
             AND SUBSIDIARY
    Consolidating Balance Sheet (a)
                 Assets
           December 31, 1999
         (Thousands of Dollars)

                                           Western
                                        Massachusetts    WMECO
                                          Electric    Receivables
                                           Company    Corporation Eliminations Consolidated
                                        ------------- ----------- ------------ ------------
Utility Plant, at cost:
  Electric                              $  1,175,954  $        0  $         0   $1,175,954
    Less:  Accumulated provision for
            depreciation                     813,978           0            0      813,978
                                        ------------- ----------- ------------ ------------
                                             361,976           0            0      361,976
  Construction work in progress               21,181           0            0       21,181
  Nuclear fuel, net                           18,880           0            0       18,880
                                        ------------- ----------- ------------ ------------
         Total net utility plant             402,037           0            0      402,037
                                        ------------- ----------- ------------ ------------
Other Property and Investments:
  Nuclear decommissioning trusts,
   at market                                 144,567           0            0      144,567
  Investments in regional nuclear
   generating companies, at equity            14,723           0            0       14,723
  Investments in subsidiary companies,
   at equity                                     (11)          0          (11)           0
  Other, at cost                               6,232           0            0        6,232
                                        ------------- ----------- ------------ ------------
                                             165,511           0          (11)     165,522
                                        ------------- ----------- ------------ ------------
Current Assets:
  Cash and special deposits                      839         111            0          950
  Receivables, net                            31,692           0            0       31,692
  Accounts receivable from affiliated
   companies                                   4,024           0          106        3,918
  Taxes receivable                             1,912           0            0        1,912
  Accrued utility revenue                     13,485           0            0       13,485
  Fuel, materials, and supplies,
   at average cost                             3,097           0            0        3,097
  Prepayments and other                       30,119           0            0       30,119
                                        ------------- ----------- ------------ ------------
                                              85,168         111          106       85,173
                                        ------------- ----------- ------------ ------------
Deferred Charges:
  Regulatory assets                          594,800           0            0      594,800
  Unamortized debt expense                     1,926           0            0        1,926
  Other                                        4,146           0            0        4,146
                                        ------------- ----------- ------------ ------------
                                             600,872           0            0      600,872
                                        ------------- ----------- ------------ ------------
       Total Assets                     $  1,253,588  $      111  $        95  $ 1,253,604
                                        ============= =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.


 WESTERN MASSACHUSETTS ELECTRIC COMPANY
             AND SUBSIDIARY
    Consolidating Balance Sheet (a)
     Capitalization and Liabilities
           December 31, 1999
         (Thousands of Dollars)

                                          Western
                                        Massachusetts    WMECO
                                          Electric    Receivables
                                           Company    Corporation Eliminations Consolidated
                                        ------------- ----------- ------------ ------------
Capitalization:
  Common stockholder's equity:
   Common stock                         $     26,812  $        0  $         0  $    26,812
   Capital surplus, paid in                  171,691          60           60      171,691
   Retained earnings                          38,712         (71)         (71)      38,712
   Accumulated other comprehensive
    income                                       160           0            0          160
                                        ------------- ----------- ------------ ------------
    Total common stockholder's equity        237,375         (11)         (11)     237,375
  Preferred stock not subject to mandatory
    redemption                                20,000           0            0       20,000
  Preferred stock subject to mandatory
   redemption                                 16,500           0            0       16,500
  Long-term debt                             290,279           0            0      290,279
                                        ------------- ----------- ------------ ------------
    Total capitalization                     564,154         (11)         (11)     564,154
                                        ------------- ----------- ------------ ------------
Obligations Under Capital Leases               8,106           0            0        8,106
                                        ------------- ----------- ------------ ------------
Current Liabilities:
  Notes payable to banks                     123,000           0            0      123,000
  Notes payable to affiliated companies        9,400           0            0        9,400
  Long-term debt and preferred stock-
   current portion                             1,500           0            0        1,500
  Obligations under capital leases-
   current portion                            21,866           0            0       21,866
  Accounts payable                            12,974           0            0       12,974
  Accounts payable to affiliated
   companies                                   3,208         106          106        3,208
  Accrued taxes                                  573          16            0          589
  Accrued interest                             6,046           0            0        6,046
  Other                                       14,384           0            0       14,384
                                        ------------- ----------- ------------ ------------
                                             192,951         122          106      192,967
                                        ------------- ----------- ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes          242,942           0            0      242,942
  Accumulated deferred investment
   tax credits                                19,765           0            0       19,765
  Decommissioning obligation-
   Millstone 1                               136,130           0            0      136,130
  Deferred contractual obligations            63,701           0            0       63,701
  Other                                       25,839           0            0       25,839
                                        ------------- ----------- ------------ ------------
                                             488,377           0            0      488,377
                                        ------------- ----------- ------------ ------------

   Total Capitalization and Liabilities $  1,253,588  $      111  $        95  $ 1,253,604
                                        ============= =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.


WESTERN MASSACHUSETTS ELECTRIC COMPANY
              AND SUBSIDIARY

  Consolidating Statement of Income (a)
       Year Ended December 31, 1999
          (Thousands of Dollars)

                                            Western
                                          Massachusetts    WMECO
                                            Electric    Receivables
                                             Company    Corporation Eliminations Consolidated
                                          ------------- ----------- ------------ ------------
  Operating Revenues                      $    414,231  $        0  $          0 $   414,231
                                          ------------- ----------- ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                       151,714           0            0      151,714
      Other                                    101,840         128          126      101,842
    Maintenance                                 47,586           0            0       47,586
    Depreciation                                27,771           0            0       27,771
    Amortization of regulatory assets, net      26,488           0            0       26,488
    Federal and state income taxes              18,981        (132)           0       18,849
    Taxes other than income taxes               20,318         359            0       20,677
    Gain on sale of utility plant              (22,437)          0            0      (22,437)
                                          ------------- ----------- ------------ ------------
         Total operating expenses              372,261         355          126      372,490
                                          ------------- ----------- ------------ ------------
  Operating Income/(Loss)                       41,970        (355)        (126)      41,741
                                          ------------- ----------- ------------ ------------

  Other Income/(Loss):
    Equity in earnings of regional nuclear
      generating companies                         407           0            0          407
    Nuclear unrecovered costs                  (18,035)          0            0      (18,035)
    Other, net                                  (3,847)        716          487       (3,618)
    Income taxes                                 9,906           0            0        9,906
                                          ------------- ----------- ------------ ------------
        Other (loss)/income, net               (11,569)        716          487      (11,340)
                                          ------------- ----------- ------------ ------------
        Income before interest charges          30,401         361          361       30,401
                                          ------------- ----------- ------------ ------------
  Interest Charges:
    Interest on long-term debt                  24,255           0            0       24,255
    Other interest                               3,259         549          549        3,259
                                          ------------- ----------- ------------ ------------
        Interest charges, net                   27,514         549          549       27,514
                                          ------------- ----------- ------------ ------------

  Net Income/(Loss)                       $      2,887  $     (188) $      (188) $     2,887
                                          ============= =========== ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                 AND SUBSIDIARY

Consolidating Statement of Retained Earnings (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                         Western
                                       Massachusetts    WMECO
                                         Electric    Receivables
                                          Company    Corporation Eliminations Consolidated
                                       ------------- ----------- ------------ ------------
Balance at beginning of period         $     46,003  $      117  $       117  $    46,003
Addition:  Net income/(loss)                  2,887        (188)        (188)       2,887
                                       ------------- ----------- ------------ ------------
                                             48,890         (71)         (71)      48,890

Deductions:
  Dividends declared:
   Preferred Stock                            3,298           0            0        3,298

  Allocation of benefits-ESOP                 6,880           0            0        6,880
                                       ------------- ----------- ------------ ------------
        Total deductions                     10,178           0            0       10,178
                                       ------------- ----------- ------------ ------------


Balance at end of period               $     38,712  $      (71) $       (71) $    38,712
                                       ============= =========== ============ ============


     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                 AND SUBSIDIARY

Consolidating Statement of Capital Surplus, Paid In (a)
          Year Ended December 31, 1999
             (Thousands of Dollars)

                                         Western
                                       Massachusetts    WMECO
                                         Electric    Receivables
                                          Company    Corporation Eliminations Consolidated
                                       ------------- ----------- ------------ ------------
Balance at beginning of period         $    151,431  $   13,666  $    13,666  $   151,431

Capital stock expenses, net                     260           0            0          260
Reduction of investment in
 securities due to termination
 of accounts receivable program                   0     (13,606)     (13,606)           0
Capital contribution from Nort               20,000           0            0       20,000
                                       ------------- ----------- ------------ ------------
Balance at end of period               $    171,691  $       60  $        60  $   171,691
                                       ============= =========== ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.


    WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
             Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
                 (Thousands of Dollars)

                                                                       Western
                                                                    Massachusetts     WMECO
                                                                       Electric    Receivables
                                                                       Company     Corporation
                                                                  --------------- ------------
Operating Activities:
  Income/(loss) after interest charges                            $        2,887  $      (188)
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                          27,771            0
    Deferred income taxes and investment tax credits, net                 (6,544)           0
    Amortization of regulatory assets, net                                26,488            0
    Nuclear unrecoverable costs                                           18,035            0
    Allocation of ESOP benefits                                           (6,880)           0
    Gain on sale of utility plant                                        (22,437)           0
    Other (uses)/sources of cash                                         (13,517)     (13,606)
    Changes in working capital:
      Receivables and accrued utility revenues, net                      (41,647)           0
      Fuel, materials, and supplies                                        1,956            0
      Accounts payable                                                   (14,636)      (6,287)
      Accrued taxes                                                         (691)          16
      Investment in securitizable assets                                  19,508       41,865
      Other working capital (excludes cash)                               11,512       (1,736)
                                                                  ---------------  -----------
Net cash flows provided by operating activities                            1,805       20,064
                                                                  ---------------  -----------

Financing Activities:
  Net increase/(decrease) in short-term debt                              81,500      (20,000)
  Reacquisitions and retirements of long-term debt                      (100,850)           0
  Reacquisitions and retirements of preferred stock                       (1,500)           0
  Cash dividends on preferred stock                                       (3,298)           0
                                                                  ---------------  -----------
Net cash flows used in financing activities                              (24,148)     (20,000)
                                                                  ---------------  -----------

Investing Activities:
  Investment in plant:
    Electric utility plant                                               (30,192)           0
    Nuclear fuel                                                          (5,817)           0
                                                                  ---------------  -----------
  Net cash flows used for investments in plant                           (36,009)           0
  Investment in nuclear decommissioning trusts                           (11,387)           0
  Other investment activities, net                                         1,995            0
  Net proceeds from the sale of utility plant                             48,524            0
  Capital contributions                                                   20,000            0
                                                                  ---------------  -----------
Net cash flows provided by investing activities                           23,123            0
                                                                  ---------------  -----------
Net increase in cash for the period                                          780           64
Cash - beginning of period                                                    59           47
                                                                  ---------------  -----------
Cash - end of period                                              $          839   $      111
                                                                  ===============  ===========

Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                            $       30,958   $    2,561
                                                                  ===============  ===========
  Income taxes                                                    $       (6,336)  $       40
                                                                  ===============  ===========
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases                 $        1,112   $        0
                                                                  ===============  ===========

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.



    WESTERN MASSACHUSETTS ELECTRIC COMPANY AND SUBSIDIARY
             Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
                 (Thousands of Dollars)

                                                                   Eliminations  Consolidated
                                                                  ------------- -------------
Operating Activities:
  Income/(loss) after interest charges                            $       (188) $      2,887
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                             0        27,771
    Deferred income taxes and investment tax credits, net                    0        (6,544)
    Amortization of regulatory assets, net                                   0        26,488
    Nuclear unrecoverable costs                                              0        18,035
    Allocation of ESOP benefits                                              0        (6,880)
    Gain on sale of utility plant                                            0       (22,437)
    Other (uses)/sources of cash                                       (13,606)      (13,517)
    Changes in working capital:
      Receivables and accrued utility revenues, net                      2,398       (44,045)
      Fuel, materials, and supplies                                          0         1,956
      Accounts payable                                                  (6,287)      (14,636)
      Accrued taxes                                                          0          (675)
      Investment in securitizable assets                                39,508        21,865
      Other working capital (excludes cash)                             (2,013)       11,789
                                                                  ------------- -------------
Net cash flows provided by operating activities                         19,812         2,057
                                                                  ------------- -------------

Financing Activities:
  Net increase/(decrease) in short-term debt                           (20,000)       81,500
  Reacquisitions and retirements of long-term debt                           0      (100,850)
  Reacquisitions and retirements of preferred stock                          0        (1,500)
  Cash dividends on preferred stock                                          0        (3,298)
                                                                  ------------- -------------
Net cash flows used in financing activities                            (20,000)      (24,148)
                                                                  ------------- -------------

Investing Activities:
  Investment in plant:
    Electric utility plant                                                   0       (30,192)
    Nuclear fuel                                                             0        (5,817)
                                                                  ------------- -------------
  Net cash flows used for investments in plant                               0       (36,009)
  Investment in nuclear decommissioning trusts                               0       (11,387)
  Other investment activities, net                                         188         1,807
  Net proceeds from the sale of utility plant                                0        48,524
  Capital contributions                                                      0        20,000
                                                                  ------------- -------------
Net cash flows provided by investing activities                            188        22,935
                                                                  ------------- -------------
Net increase in cash for the period                                          0           844
Cash - beginning of period                                                   0           106
                                                                  ------------- -------------
Cash - end of period                                              $          0  $        950
                                                                  ============= =============

Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                            $      2,561  $     30,958
                                                                  ============= =============
  Income taxes                                                    $          0  $     (6,296)
                                                                  ============= =============
Increase in obligations:
  Niantic Bay Fuel Trust and other capital leases                 $          0  $      1,112
                                                                  ============= =============

Note:  Individual columns may not add to Consolidated due to rounding.

       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.


      HOLYOKE WATER POWER COMPANY
             AND SUBSIDIARY

     Consolidating Balance Sheet (a)
                 Assets
            December 31, 1999
         (Thousands of Dollars)

                                                 Holyoke   Holyoke
                                                  Water   Power and
                                                  Power   Electric
                                                 Company   Company  Eliminations Consolidated
                                                 -------- --------- ------------ ------------
Utility Plant, at original cost:
  Electric                                       $98,590  $  1,418  $         0  $   100,008

    Less:  Accumulated provision for
            depreciation                          45,776     1,008            0       46,784
                                                 -------- --------- ------------ ------------
                                                  52,814       410            0       53,224
  Construction work in progress                    1,128         0            0        1,128
                                                 -------- --------- ------------ ------------
         Total net utility plant                  53,942       410            0       54,352
                                                 -------- --------- ------------ ------------

Other Property and Investments:
  Investments in subsidiary company, at
   equity                                            985         0          985            0
  Other, at cost                                   3,476         0            0        3,476
                                                 -------- --------- ------------ ------------
                                                   4,461         0          985        3,476
                                                 -------- --------- ------------ ------------
Current Assets:
  Cash                                               129         0            0          129
  Notes receivables from affiliated companies     15,500         0            0       15,500
  Receivables, net                                 2,977        10            0        2,987
  Accounts receivable from affiliated companies    3,863     5,495        6,726        2,632
  Taxes receivable                                     0        31            0           31
  Fuel, materials, and supplies, at average cost   5,387         0            0        5,387
  Prepayments and other                              814        22            0          836
                                                 -------- --------- ------------ ------------
                                                  28,670     5,558        6,726       27,502
                                                 -------- --------- ------------ ------------
Deferred Charges:
  Unamortized debt expense                           797         0            0          797
  Accumulated deferred income taxes                    0        42           42            0
  Other                                              312         0            0          312
                                                 -------- --------- ------------ ------------
                                                   1,109        42           42        1,109
                                                 -------- --------- ------------ ------------
       Total Assets                              $88,182  $  6,010  $     7,753  $    86,439
                                                 ======== ========= ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




      HOLYOKE WATER POWER COMPANY
             AND SUBSIDIARY

     Consolidating Balance Sheet (a)
     Capitalization and Liabilities
            December 31, 1999
         (Thousands of Dollars)

                                                 Holyoke   Holyoke
                                                  Water   Power and
                                                  Power   Electric
                                                 Company   Company  Eliminations Consolidated
                                                 -------- --------- ------------ ------------
Capitalization:
  Common stockholder's equity:
   Common stock                                  $ 2,400  $    485  $       485  $     2,400
   Capital surplus, paid in                        6,000         0            0        6,000
   Retained earnings                              14,481       (28)         (28)      14,481
   Accumulated other comprehensive income             (5)        0            0           (5)
                                                 -------- --------- ------------ ------------
    Total common stockholder's equity             22,876       457          457       22,876

  Long-term debt                                  38,300       424          424       38,300
                                                 -------- --------- ------------ ------------
    Total capitalization                          61,176       881          881       61,176
                                                 -------- --------- ------------ ------------


Current Liabilities:
  Accounts payable                                 1,058     1,197            0        2,255
  Accounts payable to affiliated companies         3,763     3,812        6,726          849
  Accrued taxes                                      171         0            0          171
  Accrued interest                                   351         0            0          351
  Other                                              453        16            0          469
                                                 -------- --------- ------------ ------------
                                                   5,796     5,025        6,726        4,095
                                                 -------- --------- ------------ ------------


Deferred Credits:
  Accumulated deferred income taxes               13,965         0           42       13,923
  Other                                            7,245       104          104        7,245
                                                 -------- --------- ------------ ------------
                                                  21,210       104          146       21,168
                                                 -------- --------- ------------ ------------

    Total Capitalization and Liabilities         $88,182  $  6,010  $     7,753  $    86,439
                                                 ======== ========= ============ ============




Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.


(a)  Not covered by auditors' report.




       HOLYOKE WATER POWER COMPANY
              AND SUBSIDIARY

  Consolidating Statement of Income (a)
       Year Ended December 31, 1999
          (Thousands of Dollars)

                                          Holyoke  Holyoke
                                          Water   Power and
                                           Power  Electric
                                          Company  Company  Eliminations Consolidated
                                          ------- --------- ------------ ------------
  Operating Revenues                      $73,666 $  51,500  $    82,474  $    42,691
                                          ------- --------- ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                   52,328    51,299       82,385       21,242
      Other                                 7,242        88           89        7,241
    Maintenance                             4,714         0            0        4,714
    Depreciation                            1,625        24            0        1,649
    Amortization of regulatory assets, net  1,853       (83)           0        1,770
    Federal and state income taxes             77         9            0           86
    Taxes other than income taxes           4,927        40            0        4,967
                                          ------- --------- ------------ ------------
         Total operating expenses          72,766    51,377       82,474       41,669
                                          ------- --------- ------------ ------------
  Operating Income                            900       123            0        1,022
                                          ------- --------- ------------ ------------
  Other Income/(Loss):
    Other, net                              6,858        (1)         146        6,712
    Income taxes                               68        24            0           92
                                          ------- --------- ------------ ------------
        Other income, net                   6,926        23          146        6,804
                                          ------- --------- ------------ ------------
        Income before interest charges      7,826       146          146        7,826
                                          ------- --------- ------------ ------------
  Interest Charges:
    Interest on long-term debt              2,289         0            0        2,289
    Other interest                            (32)       21           21          (32)
                                          ------- --------- ------------ ------------
        Interest charges, net               2,257        21           21        2,257
                                          ------- --------- ------------ ------------
  Net Income                              $ 5,569 $     125 $        125 $      5,569
                                          ======= ========= ============ ============


Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.


(a)  Not covered by auditors' report.





 HOLYOKE WATER POWER COMPANY AND SUBSIDIARY

Consolidating Statement of Retained Earnings(a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                            Holyoke  Holyoke
                                             Water  Power and
                                             Power  Electric
                                            Company  Company  Eliminations Consolidated
                                            ------- --------- ------------ ------------
Balance at beginning of period              $13,592 $    (153)$       (153)$     13,592
Addition:  Net income                         5,569       125          125        5,569
                                            ------- --------- ------------ ------------
Deductions:
  Common stock dividend
    declared:
     $8.33 per share                        $ 4,000         0            0        4,000
  Allocation of benefits-ESOP                   680         0            0          680
                                            ------- --------- ------------ ------------
Balance at end of period                    $14,481 $     (28)$        (28)$     14,481
                                            ======= ========= ============ ============





 HOLYOKE WATER POWER COMPANY AND SUBSIDIARY

Consolidating Statement of Capital Surplus, Paid In (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                            Holyoke  Holyoke
                                             Water  Power and
                                             Power  Electric
                                            Company  Company  Eliminations Consolidated
                                            ------- --------- ------------ ------------
Balance at beginning of period              $6,000  $      0  $         0  $     6,000

                                            ------- --------- ------------ ------------
Balance at end of period                    $6,000  $      0  $         0  $     6,000
                                            ======= ========= ============ ============


Note:  Individual companies may not add to Consolidated due to rounding.
The accompanying notes are an integral part of these financial statements.

    (a)  Not covered by auditors' report.






     HOLYOKE WATER POWER COMPANY AND SUBSIDIARY
      Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
               (Thousands of Dollars)

                                                                         Holyoke
                                                           Holyoke      Power and
                                                         Water Power    Electric
                                                           Company       Company
                                                        ------------- ------------
Operating Activities:
  Income after interest charges                         $      5,569  $       125
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation                                               1,625           24
    Deferred income taxes, net                                (1,698)         (27)
    Amortization of regulatory assets, net                     1,770            0
    Allocation of ESOP benefits                                 (680)           0
    Other sources/(uses) of cash                               3,646          (20)
    Changes in working capital:
      Receivables, net                                         3,897       (1,622)
      Fuel, materials, and supplies                            1,340            0
      Accounts payable                                        (1,909)      (2,302)
      Accrued taxes                                           (2,496)           0
      Other working capital (excludes cash)                     (668)         168
                                                        ------------- ------------
Net cash flows provided by/(used in) operating activities     10,396       (3,654)
                                                        ------------- ------------
Financing Activities:
  Cash dividends on common stock                              (4,000)           0
                                                        ------------- ------------
Net cash flows (used in) financing activities                 (4,000)           0
                                                        ------------- ------------
Investing Activities:
  Investment in plant:
    Electric utility plant                                      (722)           0
    Investment in NU system money pool                        (5,400)           0
    Other investment activities, net                            (146)           0
                                                        ------------- ------------
Net cash flows (used in) investing activities                 (6,268)           0
                                                        ------------- ------------
Net increase in cash for the period                              128       (3,654)
Cash - beginning of period                                         1        3,654
                                                        ------------- ------------
Cash - end of period                                    $        129  $         0
                                                        ============= ============

Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                  $      2,238  $        21
                                                        ============= ============
  Income taxes                                          $        779  $      (447)
                                                        ============= ============

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.
(a) Not covered by auditors' report.





     HOLYOKE WATER POWER COMPANY AND SUBSIDIARY
      Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
               (Thousands of Dollars)



                                                         Eliminations  Consolidated
                                                        ------------- -------------
Operating Activities:
  Income after interest charges                         $        125  $      5,569
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation                                                   0         1,649
    Deferred income taxes, net                                     0        (1,725)
    Amortization of regulatory assets, net                         0         1,770
    Allocation of ESOP benefits                                    0          (680)
    Other sources/(uses) of cash                                  20         3,605
    Changes in working capital:
      Receivables, net                                         5,060        (2,785)
      Fuel, materials, and supplies                                0         1,340
      Accounts payable                                        (5,060)          849
      Accrued taxes                                                0        (2,496)
      Other working capital (excludes cash)                        0          (500)
                                                        ------------- -------------
Net cash flows provided by/(used in) operating activities        145         6,596
                                                        ------------- -------------
Financing Activities:
  Cash dividends on common stock                                   0        (4,000)
                                                        ------------- -------------
Net cash flows (used in) financing activities                      0        (4,000)
                                                        ------------- -------------
Investing Activities:
  Investment in plant:
    Electric utility plant                                         0          (722)
    Investment in NU system money pool                             0        (5,400)
    Other investment activities, net                            (146)            0
                                                        ------------- -------------
Net cash flows (used in) investing activities                   (146)       (6,122)
                                                        ------------- -------------
Net increase in cash for the period                                0        (3,526)
Cash - beginning of period                                         0         3,655
                                                        ------------- -------------
Cash - end of period                                    $          0  $        129
                                                        ============= =============

Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                  $         21  $      2,238
                                                        ============= =============
  Income taxes                                          $          0  $        332
                                                        ============= =============

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.
(a) Not covered by auditors' report.






        CHARTER OAK ENERGY INCORPORATED
               AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                    Assets
               December 31, 1999
            (Thousands of Dollars)

                                               Charter Oak  COE Development COE Argentina II
                                               Energy, Inc.   Corporation         Corp.
                                               ------------ --------------- ----------------
Utility Plant, at original cost:
  Electric                                     $        40  $           11   $            0

    Less:  Accumulated provision for
            depreciation                                40              11                0
                                               ------------ --------------- ----------------
         Total net utility plant                         0               0                0
                                               ------------ --------------- ----------------


Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                        16,504               0                0
                                               ------------ --------------- ----------------
Current Assets:
  Cash                                                 110             289               29
  Receivables, net                                       0             174                0
  Receivables from affiliated companies                750           1,209                0
  Taxes receivable                                     723              68                0
  Investments held for sale                          6,435               0                0
                                               ------------ --------------- ----------------
                                                     8,018           1,740               29
                                               ------------ --------------- ----------------
Deferred Charges:
  Accumulated deferred income taxes                      1               0                0
  Other                                                 89               0                0
                                               ------------ --------------- ----------------
                                                        90               0                0
                                               ------------ --------------- ----------------
    Total Assets                               $    24,612  $        1,740  $            29
                                               ============ =============== ================

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



        CHARTER OAK ENERGY INCORPORATED
               AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
                    Assets
               December 31, 1999
            (Thousands of Dollars)

                                                COE Ave Fenix
                                                 Corporation  Eliminations Consolidated
                                                ------------- ------------ ------------
Utility Plant, at original cost:
  Electric                                      $          0  $         0  $        52

    Less:  Accumulated provision for
            depreciation                                   0            0           52
                                                ------------- ------------ ------------
         Total net utility plant                           0            0            0
                                                ------------- ------------ ------------


Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                               0       16,504            0
                                                ------------- ------------ ------------
Current Assets:
  Cash                                                     0            0          428
  Receivables, net                                         0          174            0
  Receivables from affiliated companies                    0        1,959            0
  Taxes receivable                                     3,540            0        4,331
  Investments held for sale                                0            0        6,435
                                                ------------- ------------ ------------
                                                       3,540        2,133       11,194
                                                ------------- ------------ ------------
Deferred Charges:
  Accumulated deferred income taxes                   15,760            0       15,762
  Other                                                    0            0           89
                                                ------------- ------------ ------------
                                                      15,760            0       15,851
                                                ------------- ------------ ------------
    Total Assets                                $     19,300  $    18,637  $    27,045
                                                ============= ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




        CHARTER OAK ENERGY INCORPORATED
               AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
        Capitalization and Liabilities
               December 31, 1999
            (Thousands of Dollars)

                                               Charter Oak  COE Development COE Argentina II
                                               Energy, Inc.   Corporation         Corp.
                                               ------------ --------------- ----------------
Capitalization:
 Common stockholder's equity:
  Common stock                                 $         0  $            0  $             0
  Capital surplus, paid in                          90,194          17,523            1,571
  Retained earnings                                (67,093)        (15,783)          (1,542)
                                               ------------ --------------- ----------------
    Total common stockholder's equity               23,101           1,740               29


                                               ------------ --------------- ----------------
    Total capitalization                            23,101           1,740               29
                                               ------------ --------------- ----------------

Current Liabilities:
  Accounts payable                                     300               0                0
  Accounts payable to affiliated
   companies                                         1,211               0                0
  Other                                                  0               0                0
                                               ------------ --------------- ----------------
                                                     1,511               0                0
                                               ------------ --------------- ----------------


   Total Capitalization and Liabilities        $    24,612  $        1,740  $            29
                                               ============ =============== ================

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



        CHARTER OAK ENERGY INCORPORATED
               AND SUBSIDIARIES

        Consolidating Balance Sheet (a)
        Capitalization and Liabilities
               December 31, 1999
            (Thousands of Dollars)

                                                COE Ave Fenix
                                                 Corporation  Eliminations Consolidated
                                                ------------- ------------ ------------
Capitalization:
 Common stockholder's equity:
  Common stock                                  $          0  $         0  $         0
  Capital surplus, paid in                            56,734       75,827       90,194
  Retained earnings                                  (41,999)     (59,323)     (67,093)
                                                ------------- ------------ ------------
    Total common stockholder's equity                 14,735       16,504       23,101


                                                ------------- ------------ ------------
    Total capitalization                              14,735       16,504       23,101
                                                ------------- ------------ ------------

Current Liabilities:
  Accounts payable                                        54          174          180
  Accounts payable to affiliated
   companies                                             761        1,959           14
  Other                                                3,750            0        3,750
                                                ------------- ------------ ------------
                                                       4,565        2,133        3,944
                                                ------------- ------------ ------------

   Total Capitalization and Liabilities         $     19,300  $    18,637  $    27,045
                                                ============= ============ ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

   Consolidating Statement of Income (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)

                                                            COE
                                            Charter Oak  Development COE Argentina II
                                            Energy, Inc. Corporation      Corp.
                                            ------------ ----------- ---------------
  Operating Revenues                        $         0  $        0  $            0
                                            ------------ ----------- ---------------
  Operating Expenses:
    Operation                                       422        (396)              0
    Federal and state income taxes                  (67)        161               0
    Taxes other than income taxes                     4           0               0
                                            ------------ ----------- ---------------
         Total operating expenses                   359        (235)              0
                                            ------------ ----------- ---------------
  Operating (Loss)/Income                          (359)        235               0
                                            ------------ ----------- ---------------

  Other Income/(Loss):
    Equity in earnings of subidiaries            16,203           0               0
    Reserve for the loss on sale of
     COE Ave Fenix Investment in Ave
     Fenix Energia                                    0           0               0
    Other, net                                      267           0               0
    Income taxes                                      0           0               0
                                            ------------ ----------- ---------------
         Other income, net                       16,470           0               0
                                            ------------ ----------- ---------------
        Income before
          interest charges                       16,111         235               0
                                            ------------ ----------- ---------------
  Interest Charges                                    0           0               0
                                            ------------ ----------- ---------------


  Net Income                                $    16,111  $      235  $            0
                                            ============ =========== ===============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

   Consolidating Statement of Income (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                             COE Ave Fenix
                                              Corporation    EliminationsConsolidated
                                            ---------------- ----------- -------------
  Operating Revenues                        $             0  $        0  $          0
                                            ---------------- ----------- -------------
  Operating Expenses:
    Operation                                           113           0           139
    Federal and state income taxes                      (47)          0            47
    Taxes other than income taxes                         3           0             6
                                            ---------------- ----------- -------------
         Total operating expenses                        69           0           192
                                            ---------------- ----------- -------------
  Operating (Loss)/Income                               (69)          0          (192)
                                            ---------------- ----------- -------------

  Other Income/(Loss):
    Equity in earnings of subidiaries                     0      16,203             0
    Reserve for the loss on sale of
     COE Ave Fenix Investment in Ave
     Fenix Energia                                   (2,881)                   (2,881)
    Other, net                                          680           0           948
    Income taxes                                     18,236           0        18,236
                                            ---------------- ----------- -------------
         Other income, net                           16,035      16,203        16,303
                                            ---------------- ----------- -------------
        Income before
          interest charges                           15,966      16,203        16,111
                                            ---------------- ----------- -------------
  Interest Charges                                        0           0             0
                                            ---------------- ----------- -------------

  Net Income                                $        15,966  $   16,203  $     16,111
                                            ================ =========== =============

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

        Consolidating Statement of
           Retained Earnings (a)
       Year Ended December 31, 1999
           (Thousands of Dollars)

                                                            COE
                                            Charter Oak  Development  COE Argentina II
                                            Energy, Inc. Corporation       Corp.
                                            ------------ -----------  ----------------
Balance at beginning of period              $   (83,204) $  (16,018)  $        (1,542)
Addition:  Net income                            16,111         235                 0
                                            ------------ -----------  ----------------


Balance at end of period                    $   (67,093) $  (15,783)  $        (1,542)
                                            ============ ===========  ================




          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

        Consolidating Statement of
        Capital Surplus, Paid In (a)
       Year Ended December 31, 1999
           (Thousands of Dollars)

                                                            COE
                                            Charter Oak  Development  COE Argentina II
                                            Energy, Inc. Corporation       Corp.
                                            ------------ -----------  ----------------
Balance at beginning of period              $    92,744  $   19,073   $         2,721

Capital contributions from
  Northeast Utilities                             2,150           0                 0
  Charter Oak Energy, Inc.                            0         300                 0

Dividend declared on common stock:
  $47,000.00 per share                           (4,700)          0                 0
  $11,500.00 per share                                0           0            (1,150)
  $18,500.00 per share                                0      (1,850)                0

Balance at end of period                    ------------ -----------  ----------------

Balance at end of period                    $    90,194  $   17,523   $         1,571
                                            ============ ===========  ================

Note: Individual companies may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

    (a)  Not covered by auditors' report.




          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

        Consolidating Statement of
           Retained Earnings (a)
       Year Ended December 31, 1999
           (Thousands of Dollars)

                                              COE Ave Fenix
                                               Corporation  Eliminations Consolidated
                                              ------------- ------------ ------------
Balance at beginning of period                $    (57,965) $   (75,526) $   (83,204)
Addition:  Net income                               15,966       16,203       16,111
                                              ------------- ------------ ------------

Balance at end of period                      $    (41,999) $   (59,323) $   (67,093)
                                              ============= ============ ============


          CHARTER OAK ENERGY, INC.
              AND SUBSIDIARIES

        Consolidating Statement of
        Capital Surplus, Paid In (a)
       Year Ended December 31, 1999
           (Thousands of Dollars)

                                              COE Ave Fenix
                                               Corporation  Eliminations Consolidated
                                              ------------- ------------ ------------
Balance at beginning of period                $     56,709  $    78,502  $    92,744

Capital contributions from
  Northeast Utilities                                    0            0        2,150
  Charter Oak Energy, Inc.                              25          325            0

Dividend declared on common stock:
  $47,000.00 per share                                   0            0       (4,700)
  $11,500.00 per share                                   0       (1,150)           0
  $18,500.00 per share                                   0       (1,850)           0

Balance at end of period                      ------------- ------------ ------------

Balance at end of period                      $     56,734  $    75,827  $    90,194
                                              ============= ============ ============

Note: Individual companies may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

    (a)  Not covered by auditors' report.



         CHARTER OAK ENERGY AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                (Thousands of Dollars)

                                                                        Charter Oak
                                                         Charter Oak    Development
                                                         Energy, Inc.   Corporation
                                                        -------------  ------------
Operating Activities:
  Income after interest charges                         $     16,111   $       235
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   0             0
    Deferred income taxes                                          0             0
    Other sources/(uses) of cash                                 784           216
    Changes in working capital:
      Accounts receivable                                       (750)           14
      Accounts payable                                            15             0
      Accrued taxes                                                0             0
      Other working capital (excludes cash)                     (278)        1,219
                                                        -------------  ------------
Net cash flows provided by/(used in) operating activities     15,882         1,684
                                                        -------------  ------------

Financing Activities:
  Cash dividends on common stock                              (4,700)       (1,850)
                                                        -------------  ------------
Net cash flows used in financing activities                   (4,700)       (1,850)
                                                        -------------  ------------

Investing Activities:
  Investment in plant:
    Electric and other utility plant                               0             0
    Other investments                                        (13,784)            0
    Capital Contributions                                      2,150           300
                                                        -------------  ------------
Net cash flows (used in)/provided by investing activities    (11,634)          300
                                                        -------------  ------------
Net (decrease)/increase in cash for the period                  (452)          134
Cash - beginning of period                                       562           155
                                                        -------------  ------------
Cash - end of period                                    $        110   $       289
                                                        =============  ============

Supplemental Cash Flow Information
Cash refunded during the year for:
  Interest, net of amounts capitalized                  $          0   $         0
                                                        =============  ============
  Income taxes                                          $          9   $      (971)
                                                        =============  ============

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

     (a) Not covered by auditors' report.


         CHARTER OAK ENERGY AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                (Thousands of Dollars)

                                                            COE          COE Ave
                                                         Argentina II     Fenix
                                                            Corp.          Corp.
                                                        -------------  ------------
Operating Activities:
  Income after interest charges                         $          0   $    15,967
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   0             0
    Deferred income taxes                                          0       (14,743)
    Other sources/(uses) of cash                                   0             0
    Changes in working capital:
      Accounts receivable                                          0             0
      Accounts payable                                             0           794
      Accrued taxes                                                0             0
      Other working capital (excludes cash)                    1,168        (2,076)
                                                        -------------  ------------
Net cash flows provided by/(used in) operating activities      1,168           (58)
                                                        -------------  ------------

Financing Activities:
  Cash dividends on common stock                              (1,150)            0
                                                        -------------  ------------
Net cash flows used in financing activities                   (1,150)            0
                                                        -------------  ------------

Investing Activities:
  Investment in plant:
    Electric and other utility plant                               0             7
    Other investments                                              0             0
    Capital Contributions                                          0            25
                                                        -------------  ------------
Net cash flows (used in)/provided by investing activities          0            32
                                                        -------------  ------------
Net (decrease)/increase in cash for the period                    18           (26)
Cash - beginning of period                                        11            26
                                                        -------------  ------------
Cash - end of period                                    $         29   $         0
                                                        =============  ============

Supplemental Cash Flow Information
Cash refunded during the year for:
  Interest, net of amounts capitalized                  $          0   $         0
                                                        =============  ============
  Income taxes                                          $     (1,125)  $       (42)
                                                        =============  ============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

     (a) Not covered by auditors' report.



         CHARTER OAK ENERGY AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                (Thousands of Dollars)

                                                          Eliminations  Consolidated
                                                        ------------- -------------
Operating Activities:
  Income after interest charges                         $     16,202  $     16,111
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                                   0             0
    Deferred income taxes                                          0       (14,743)
    Other sources/(uses) of cash                                   2           999
    Changes in working capital:
      Accounts receivable                                       (944)          208
      Accounts payable                                           945          (135)
      Accrued taxes                                                0             0
      Other working capital (excludes cash)                        0            33
                                                        ------------- -------------
Net cash flows provided by/(used in) operating activitie      16,205         2,473
                                                        ------------- -------------

Financing Activities:
  Cash dividends on common stock                              (3,000)       (4,700)
                                                        ------------- -------------
Net cash flows used in financing activities                   (3,000)       (4,700)
                                                        ------------- -------------

Investing Activities:
  Investment in plant:
    Electric and other utility plant                               0             7
    Other investments                                        (13,527)         (257)
    Capital Contributions                                        325         2,150
                                                        ------------- -------------
Net cash flows (used in)/provided by investing activitie     (13,202)        1,900
                                                        ------------- -------------
Net (decrease)/increase in cash for the period                     0          (327)
Cash - beginning of period                                         0           755
                                                        ------------- -------------
Cash - end of period                                    $          0  $        428
                                                        ============= =============

Supplemental Cash Flow Information
Cash refunded during the year for:
  Interest, net of amounts capitalized                  $          0  $         0
                                                        ============= =============
  Income taxes                                          $          0  $    (2,129)
                                                        ============= =============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.



         HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                          Select Energy    Southwest
                                                          Contracting,    HEC Energy
                                               HEC Inc.       Inc.      Services L.L.C.
                                             ------------ ------------- ---------------
Utility Plant, at original cost:
  Other                                      $     4,389  $     13,659  $           84

    Less:  Accumulated provision for
            depreciation                           3,408           465              37
                                             ------------ ------------- ---------------
       Total net utility plant                       981        13,194              47
                                             ------------ ------------- ---------------

Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                      12,886             0               0
                                             ------------ ------------- ---------------
Current Assets:
  Cash                                             1,737         1,014             776
  Receivables, net                                 5,559         2,989             380
  Receivables from affiliated companies            1,392             0               0
  Other material and supplies                          0           189               0
  Prepayments and other                              178            86               7
                                             ------------ ------------- ---------------
                                                   8,866         4,278           1,163
                                             ------------ ------------- ---------------
Deferred Charges:
  Accumulated deferred income taxes                    0            71               0
  Other                                            7,312             0             327
                                             ------------ ------------- ---------------
                                                   7,312            71             327
                                             ------------ ------------- ---------------

    Total Assets                             $    30,045  $     17,543  $        1,537
                                             ============ ============= ===============


Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



         HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                              HEC Energy  Reeds Ferry  HEC/Tobyhanna
                                              Consulting  Supply Co.,     Energy
                                             Canada, Inc.     Inc.     Project, Inc.
                                             ------------ ------------ --------------
Utility Plant, at original cost:
  Other                                      $        10  $       295  $           0

    Less:  Accumulated provision for
            depreciation                              10            8              0
                                             ------------ ------------ --------------
       Total net utility plant                         0          287              0
                                             ------------ ------------ --------------

Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                           0            0              0
                                             ------------ ------------ --------------
Current Assets:
  Cash                                                77            7              0
  Receivables, net                                     0          140              0
  Receivables from affiliated companies                0            0              0
  Other material and supplies                          0            0              0
  Prepayments and other                                0            0              0
                                             ------------ ------------ --------------
                                                      77          147              0
                                             ------------ ------------ --------------
Deferred Charges:
  Accumulated deferred income taxes                    0            0              0
  Other                                                0            0              0
                                             ------------ ------------ --------------
                                                       0            0              0
                                             ------------ ------------ --------------

    Total Assets                             $        77  $       434  $           0
                                             ============ ============ ==============


Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.





         HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)


                                             Eliminations Consolidated
                                             ------------ ------------
Utility Plant, at original cost:
  Other                                       $        0  $    18,437

    Less:  Accumulated provision for
            depreciation                               0        3,928
                                             ------------ ------------
       Total net utility plant                         0       14,509
                                             ------------ ------------

Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                      12,886            0
                                             ------------ ------------
Current Assets:
  Cash                                                 0        3,611
  Receivables, net                                   140        8,928
  Receivables from affiliated companies            1,293           99
  Other material and supplies                          0          189
  Prepayments and other                                0          271
                                             ------------ ------------
                                                   1,433       13,098
                                             ------------ ------------
Deferred Charges:
  Accumulated deferred income taxes                    0           71
  Other                                                0        7,639
                                             ------------ ------------
                                                       0        7,710
                                             ------------ ------------

    Total Assets                             $    14,319  $    35,317
                                             ============ ============


Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




          HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                          Select Energy    Southwest
                                                          Contracting,    HEC Energy
                                               HEC Inc.       Inc.      Services L.L.C.
                                             ------------ ------------- ---------------
Capitalization:
 Common stockholder's equity:
  Common stock                               $         0  $          0  $          250
  Capital surplus, paid in                        19,000         9,010               0
  Retained earnings                                 (132)           77            (248)
                                             ------------ ------------- ---------------
    Total common stockholder's equity             18,868         9,087               2
  Long-term debt                                       0             0             725
                                             ------------ ------------- ---------------
    Total capitalization                          18,868         9,087             727
                                             ------------ ------------- ---------------
Current Liabilities:
  Notes payable to affiliated company              3,500         3,789               0
  Accounts payable                                 4,750         1,364             219
  Accounts payable to affiliated
   companies                                         177           510             429
  Accrued taxes                                      450             0               0
  Other                                            2,068         2,471             162
                                             ------------ ------------- ---------------
                                                  10,945         8,134             810
                                             ------------ ------------- ---------------
Deferred Credits:
  Accumulated deferred income taxes                  232             0               0
  Other                                                0           322               0
                                             ------------ ------------- ---------------
                                                     232           322               0
                                             ------------ ------------- ---------------
   Total Capitalization and Liabilities      $    30,045  $     17,543  $        1,537
                                             ============ ============= ===============

Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




          HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                              HEC Energy  Reeds Ferry  HEC/Tobyhanna
                                              Consulting  Supply Co.,     Energy
                                             Canada, Inc.     Inc.     Project, Inc.
                                             ------------ ------------ --------------
Capitalization:
 Common stockholder's equity:
  Common stock                               $         0  $         4  $           0
  Capital surplus, paid in                             6            3              0
  Retained earnings                                    2           (8)             0
                                             ------------ ------------ --------------
    Total common stockholder's equity                  8           (1)             0
  Long-term debt                                       0            0              0
                                             ------------ ------------ --------------
    Total capitalization                               8           (1)             0
                                             ------------ ------------ --------------
Current Liabilities:
  Notes payable to affiliated company                  0            0              0
  Accounts payable                                     0          140              0
  Accounts payable to affiliated
   companies                                          60          295              0
  Accrued taxes                                        0            0              0
  Other                                                9            0              0
                                             ------------ ------------ --------------
                                                      69          435              0
                                             ------------ ------------ --------------
Deferred Credits:
  Accumulated deferred income taxes                    0            0              0
  Other                                                0            0              0
                                             ------------ ------------ --------------
                                                       0            0              0
                                             ------------ ------------ --------------
   Total Capitalization and Liabilities      $        77  $       434  $           0
                                             ============ ============ ==============

Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.






          HEC INC. AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                             Eliminations Consolidated
                                             ------------ ------------
Capitalization:
 Common stockholder's equity:
  Common stock                               $       254  $         0
  Capital surplus, paid in                         9,019       19,000
  Retained earnings                                 (178)        (132)
                                             ------------ ------------
    Total common stockholder's equity              9,095       18,868
  Long-term debt                                       0          725
                                             ------------ ------------
    Total capitalization                           9,095       19,593
                                             ------------ ------------
Current Liabilities:
  Notes payable to affiliated company              3,789        3,500
  Accounts payable                                   140        6,333
  Accounts payable to affiliated
   companies                                       1,295          176
  Accrued taxes                                        0          450
  Other                                                0        4,711
                                             ------------ ------------
                                                   5,224       15,170
                                             ------------ ------------
Deferred Credits:
  Accumulated deferred income taxes                    0          232
  Other                                                0          322
                                             ------------ ------------
                                                       0          554
                                             ------------ ------------
   Total Capitalization and Liabilities      $    14,319  $    35,317
                                             ============ ============

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.




     HEC INC. AND SUBSIDIARIES

   Consolidating Statement of Income (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)

                                                         Select    Southwest
                                                         Energy    HEC Energy
                                                      Contracting,  Services
                                            HEC Inc.      Inc.       L.L.C.
                                            --------- ------------ ----------

  Operating Revenues                        $ 34,746  $     6,311  $   4,813
                                            --------- ------------ ----------
  Operating Expenses:
    Operation                                 33,437        5,559      4,365
    Maintenance                                   56           25          4
    Depreciation                                 429          495         15
    Federal and state income taxes               346         (121)         0
    Taxes other than income taxes                362           48         33
                                            --------- ------------ ----------
         Total operating expenses             34,630        6,006      4,417
                                            --------- ------------ ----------
  Operating Income/(Loss)                        116          305        396
                                            --------- ------------ ----------
  Other Income                                   647            3         36
                                            --------- ------------ ----------
     Income/(loss)
      before interest charges                    763          308        432
                                            --------- ------------ ----------
  Interest Charges                               104          225         97
                                            --------- ------------ ----------

  Net Income/(Loss)                         $    659  $        83  $     335
                                            ========= ============ ==========

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



     HEC INC. AND SUBSIDIARIES

   Consolidating Statement of Income (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)
                                                                    HEC/
                                            HEC Energy   Reeds   Tobyhanna
                                            Consulting   Ferry    Energy
                                             Canada,    Supply   Project,
                                               Inc.    Co., Inc.   Inc.
                                            ---------- --------- ---------

  Operating Revenues                        $      (1) $    820  $      0
                                            ---------- --------- ---------
  Operating Expenses:
    Operation                                       1       820         0
    Maintenance                                     0         0         0
    Depreciation                                    1         8         0
    Federal and state income taxes                 (3)        0         0
    Taxes other than income taxes                   0         0         0
                                            ---------- --------- ---------
         Total operating expenses                  (1)      828         0
                                            ---------- --------- ---------
  Operating Income/(Loss)                           0        (8)        0
                                            ---------- --------- ---------
  Other Income                                      2         0         0
                                            ---------- --------- ---------
     Income/(loss)
      before interest charges                       2        (8)        0
                                            ---------- --------- ---------
  Interest Charges                                  3         0         0
                                            ---------- --------- ---------

  Net Income/(Loss)                         $      (1) $     (8) $      0
                                            ========== ========= =========


Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



     HEC INC. AND SUBSIDIARIES

   Consolidating Statement of Income (a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                            Eliminations Consolidated
                                            ------------ -------------

  Operating Revenues                        $       868  $     45,821
                                            ------------ -------------
  Operating Expenses:
    Operation                                       868        43,314
    Maintenance                                       0            85
    Depreciation                                      0           948
    Federal and state income taxes                    0           222
    Taxes other than income taxes                     0           444
                                            ------------ -------------
         Total operating expenses                   868        45,013
                                            ------------ -------------
  Operating Income/(Loss)                             0           808
                                            ------------ -------------
  Other Income                                      681             8
                                            ------------ -------------
     Income/(loss)
      before interest charges                       681           816
                                            ------------ -------------
  Interest Charges                                  273           157
                                            ------------ -------------

  Net Income/(Loss)                         $       408  $        659
                                            ============ =============


Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.



  HEC INC. AND SUBSIDIARIES

  Consolidating Statement of
     Retained Earnings (a)
 Year Ended December 31, 1999
    (Thousands of Dollars)


                                            Select    Southwest  HEC Energy
                                            Energy    HEC Energy Consulting
                                         Contracting,  Services   Canada,
                                HEC Inc.     Inc.       L.L.C.      Inc.
                                -------- ------------ ---------- ----------

Balance at beginning of period  $  (562) $        (6) $    (583) $       3

Addition:  Net income/(loss)        659           83        335         (1)
                                -------- ------------ ---------- ----------
                                     97           77       (248)         2

Allocation of benefits-ESOP         229            0          0          0
                                -------- ------------ ---------- ----------
Balance at end of period        $  (132) $        77  $    (248) $       2
                                ======== ============ ========== ==========





   HEC INC. AND SUBSIDIARIES

  Consolidating Statement of
 Capital Surplus, Paid In (a)
 Year Ended December 31, 1999
    (Thousands of Dollars)


                                                       Southwest  HEC Energy
                                         Select Energy HEC Energy Consulting
                                         Contracting,   Services   Canada,
                                HEC Inc.     Inc.        L.L.C.      Inc.
                                -------- ------------ ---------- ----------

Balance at beginning of period  $ 4,000  $        10  $       0  $       6

Capital contributions from:
  NU Enterprises, Inc.           15,000            0          0          0
  HEC Inc.                            0        9,000          0          0
Goodwill                              0            0          0          0
                                -------- ------------ ---------- ----------
Balance at end of period        $19,000  $     9,010  $       0  $       6
                                ======== ============ ========== ==========

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

   (a)  Not covered by auditors' report.





  HEC INC. AND SUBSIDIARIES

  Consolidating Statement of
     Retained Earnings (a)
 Year Ended December 31, 1999
    (Thousands of Dollars)

                                           HEC/
                                 Reeds   Tobyhanna
                                 Ferry    Energy
                                 Supply  Project,
                                Co, Inc.   Inc.    Eliminations Consolidated
                                -------- --------- ------------ ------------

Balance at beginning of period  $     0  $      0  $      (586) $      (562)

Addition:  Net income/(loss)         (8)        0          408          659
                                -------- --------- ------------ ------------
                                     (8)        0         (178)          97

Allocation of benefits-ESOP           0         0            0          229
                                -------- --------- ------------ ------------
Balance at end of period        $    (8) $      0  $      (178) $      (132)
                                ======== ========= ============ ============



   HEC INC. AND SUBSIDIARIES

  Consolidating Statement of
 Capital Surplus, Paid In (a)
 Year Ended December 31, 1999
    (Thousands of Dollars)

                                           HEC/
                                 Reeds   Tobyhanna
                                 Ferry    Energy
                                 Supply  Project,
                                Co, Inc.   Inc.    Eliminations Consolidated
                                -------- --------- ------------ ------------

Balance at beginning of period  $     0  $      0  $        16  $     4,000

Capital contributions from:
  NU Enterprises, Inc.                0         0            0       15,000
  HEC Inc.                            0         0        9,000            0
Goodwill                              3         0            3            0
                                -------- --------- ------------ ------------
Balance at end of period        $     3  $      0  $     9,019  $    19,000
                                ======== ========= ============ ============

Note: Individual columns may not add to Consolidated due to rounding. The accompanying notes are part of these financial statements.

(a)  Not covered by auditors' report.





                HEC INC. AND SUBSIDIARIES
          Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
                 (Thousands of Dollars)

                                                                      Select     Southwest
                                                                      Energy     HEC Energy
                                                                    Contracting,  Services
                                                          HEC Inc.     Inc.        L.L.C.
                                                          --------- ----------- ----------
Operating Activities:
  Income/(loss) after interest charges                    $    659  $       83  $     335
  Adjustments to reconcile to net cash
   provided by operating activities:
    Depreciation                                               429         495         15
    Deferred income taxes and investment tax credits, net      222           0          0
    Allocation of ESOP benefits                               (229)          0          0
    Other (uses)/sources of cash                            (6,218)    (11,616)       229
    Changes in working capital:
      Receivables and accrued utility revenues              (3,373)     (2,989)      (302)
      Fuel, materials, and supplies                              0        (189)         0
      Accounts payable                                       3,544       1,874        455
      Accrued taxes                                            229           0          0
      Other working capital (excludes cash)                  1,934       2,384       (272)
                                                          --------- ----------- ----------
Net cash flows (used in)/provided by operating activities   (2,803)     (9,958)       460
                                                          --------- ----------- ----------


Financing Activities:
  Issuance of long term debt                                     0           0        200
  Net increase in short-term debt                            2,500       3,789          0
                                                          --------- ----------- ----------
Net cash flows provided by financing activities              2,500       3,789        200
                                                          --------- ----------- ----------

Investing Activities:
  Investment in plant:
    Electric utility plant                                       0      (1,821)         0
                                                          --------- ----------- ----------
  Net cash flows used for investments in plant                   0      (1,821)         0
  Investment in subsidiaries                               (13,206)          0          0
   Capital Contributions                                    15,000       9,000          0
                                                          --------- ----------- ----------
Net cash flows provided by/(used in) investing activities    1,794       7,179          0
                                                          --------- ----------- ----------
Net increase in cash for the period                          1,491       1,010        660
Cash - beginning of period                                     246           4        116
                                                          --------- ----------- ----------
Cash - end of period                                      $  1,737  $    1,014  $     776
                                                          ========= =========== ==========


Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                    $    127  $        0  $       0
                                                          ========= =========== ==========
  Income taxes                                            $    (25) $        0  $       0
                                                          ========= =========== ==========

Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.
(a) Not covered by auditors' report.




                HEC INC. AND SUBSIDIARIES
          Consolidating Statement of Cash Flows (a)
                 Year Ended December 31, 1999
                 (Thousands of Dollars)

                                                           HEC Energy  Reeds
                                                           Consulting  Ferry
                                                             Canada,   Supply
                                                              Inc.    Co. Inc. Eliminations Consolidated
                                                          -------------------- ------------ ------------
Operating Activities:
  Income/(loss) after interest charges                    $      (1) $     (8)$        408  $    659
  Adjustments to reconcile to net cash                                                   0
   provided by operating activities:                                                     0
    Depreciation                                                  1         8            0       948
    Deferred income taxes and investment tax credits, net         0         0            0       222
    Allocation of ESOP benefits                                   0         0            0      (229)
    Other (uses)/sources of cash                                  1      (288)           7   (17,899)
    Changes in working capital:                                                          0
      Receivables and accrued utility revenues                    8      (140)      (1,432)   (5,363)
      Fuel, materials, and supplies                               0         0            0      (189)
      Accounts payable                                           60       435        1,436     4,933
      Accrued taxes                                               0         0            0       229
      Other working capital (excludes cash)                     (51)        0           (1)    3,996
                                                          ---------- --------- ------------ ---------
Net cash flows (used in)/provided by operating activities        18         7          418   (12,693)
                                                          ---------- --------- ------------ ---------


Financing Activities:
  Issuance of long term debt                                      0         0            0       200
  Net increase in short-term debt                                 0         0        3,789     2,500
                                                          ---------- --------- ------------ ---------
Net cash flows provided by financing activities                   0         0        3,789     2,700
                                                          ---------- --------- ------------ ---------

Investing Activities:
  Investment in plant:
    Electric utility plant                                        0         0            0    (1,821)
                                                          ---------- --------- ------------ ---------
  Net cash flows used for investments in plant                    0         0            0    (1,821)
  Investment in subsidiaries                                      0         0      (13,206)        0
   Capital Contributions                                          0         0        9,000    15,000
                                                          ---------- --------- ------------ ---------
Net cash flows provided by/(used in) investing activities         0         0       (4,206)   13,179
                                                          ---------- --------- ------------ ---------
Net increase in cash for the period                              18         7            0     3,186
Cash - beginning of period                                       59         0            0       425
                                                          ---------- --------- ------------ ---------
Cash - end of period                                      $      77  $      7  $         0  $  3,611
                                                          ========== ========= ============ =========


Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                    $       0  $      0  $         0  $    127
                                                          ========== ========= ============ =========
  Income taxes                                            $       0  $      0  $         0  $    (25)
                                                          ========== ========= ============ =========

Note:  Individual columns may not add to Consolidated due to rounding.  The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.




            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                                         Northeast
                                                   NU        Northeast   Generation
                                              Enterprises,  Generation    Services
                                                  Inc.        Company     Company
                                              ------------- ----------- ------------
Utility Plant, at original cost:
  Electric                                    $          0  $        0  $         0
  Other                                                  0           0            0
                                              ------------- ----------- ------------
                                                         0           0            0
    Less:  Accumulated provision for
            depreciation                                 0           0            0
                                              ------------- ----------- ------------
                                                         0           0            0
  Construction work in progress                          0           5           68
                                              ------------- ----------- ------------
         Total net utility plant                         0           5           68
                                              ------------- ----------- ------------


Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                       103,094           0            0
  Other, at cost                                         0           0            0
                                              ------------- ----------- ------------
                                                   103,094           0            0
                                              ------------- ----------- ------------


Current Assets:
  Cash                                                  60           0           85
  Special deposits                                       0           0            0
  Notes receivable form affiliated companies           100           0            0
  Receivables, net                                       0           0            0
  Receivables from affiliated companies                  0           0        2,516
  Taxes receivable                                      97         621          764
  Accrued utility revenue                                0           0            0
  Fuel, materials, and supplies, at
   average cost                                          0           0            0
  Prepayments and other                                  0           0           92
                                              ------------- ----------- ------------
                                                       257         621        3,457
                                              ------------- ----------- ------------
Deferred Charges:
  Accumulated deferred income taxes                      0       1,530            0
  Unamortized debt expense                               0       6,384            0
  Other                                                  0           0            0
                                              ------------- ----------- ------------
                                                         0       7,914            0
                                              ------------- ----------- ------------


       Total Assets                           $    103,351  $    8,540  $     3,525
                                              ============= =========== ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.






            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                 Select
                                                 Energy                      Mode 1
                                                Portland       Select    Communications,
                                             Pipeline, Inc. Energy, Inc.      Inc.
                                             -------------- ------------ ---------------
Utility Plant, at original cost:
  Electric                                   $           0  $         0  $          112
  Other                                                  0        2,170               0
                                             -------------- ------------ ---------------
                                                         0        2,170             112
    Less:  Accumulated provision for
            depreciation                                 0        1,050               4
                                             -------------- ------------ ---------------
                                                         0        1,120             108
  Construction work in progress                          0        4,737             529
                                             -------------- ------------ ---------------
         Total net utility plant                         0        5,857             637
                                             -------------- ------------ ---------------


Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                             0            0               0
  Other, at cost                                     9,553            0           6,438
                                             -------------- ------------ ---------------
                                                     9,553            0           6,438
                                             -------------- ------------ ---------------

Current Assets:
  Cash                                                   0          420              91
  Special deposits                                       0       10,669               0
  Notes receivable form affiliated companies             0       18,900           3,000
  Receivables, net                                       0       85,653              11
  Receivables from affiliated companies                  0          143               0
  Taxes receivable                                     394       22,320               0
  Accrued utility revenue                                0       13,421               0
  Fuel, materials, and supplies, at
   average cost                                          0        1,477               0
  Prepayments and other                                  0        9,314               0
                                             -------------- ------------ ---------------
                                                       394      162,317           3,102
                                             -------------- ------------ ---------------
Deferred Charges:
  Accumulated deferred income taxes                      0        2,349               0
  Unamortized debt expense                               0            0               0
  Other                                                  0       23,542              33
                                             -------------- ------------ ---------------
                                                         0       25,891              33
                                             -------------- ------------ ---------------


       Total Assets                          $       9,947  $   194,065  $       10,210
                                             ============== ============ ===============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.




            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
                   Assets
              December 31, 1999
           (Thousands of Dollars)

                                                HEC Inc.
                                             (consolidated)
                                                   (b)       Eliminations  Consolidated
                                             --------------- ------------- ------------
Utility Plant, at original cost:
  Electric                                   $            0  $          0  $       112
  Other                                              18,437             0       20,608
                                             --------------- ------------- ------------
                                                     18,437             0       20,720
    Less:  Accumulated provision for
            depreciation                              3,928             0        4,981
                                             --------------- ------------- ------------
                                                     14,509             0       15,739
  Construction work in progress                           0             0        5,339
                                             --------------- ------------- ------------
         Total net utility plant                     14,509             0       21,078
                                             --------------- ------------- ------------


Other Property and Investments:
  Investments in subsidiary companies,
   at equity                                              0       103,094            0
  Other, at cost                                          0             0       15,991
                                             --------------- ------------- ------------
                                                          0       103,094       15,991
                                             --------------- ------------- ------------


Current Assets:
  Cash                                                3,611             0        4,267
  Special deposits                                        0             0       10,669
  Notes receivable form affiliated companies              0             0       22,000
  Receivables, net                                    8,928           167       94,424
  Receivables from affiliated companies                  99           644        2,114
  Taxes receivable                                        0             0       24,196
  Accrued utility revenue                                 0             0       13,421
  Fuel, materials, and supplies, at
   average cost                                         189             0        1,666
  Prepayments and other                                 271             0        9,677
                                             --------------- ------------- ------------
                                                     13,098           811      182,434
                                             --------------- ------------- ------------
Deferred Charges:
  Accumulated deferred income taxes                      71           800        3,149
  Unamortized debt expense                                0             0        6,384
  Other                                               7,639           340       30,874
                                             --------------- ------------- ------------
                                                      7,710         1,140       40,407
                                             --------------- ------------- ------------


       Total Assets                          $       35,317  $    105,045  $   259,910
                                             =============== ============= ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                                        Northeast
                                                  NU        Northeast   Generation
                                             Enterprises,  Generation    Services
                                                 Inc.        Company     Company
                                             ------------- ----------- ------------
Capitalization:
  Common stockholder's equity:
   Common stock                              $          0  $        0  $         0
   Capital surplus, paid in                       121,745       6,510        2,010
   Retained earnings                              (47,223)     (3,156)      (1,124)
                                             ------------- ----------- ------------
    Total common stockholder's equity              74,522       3,354          886
  Long-term debt                                   28,800           0            0
                                             ------------- ----------- ------------
    Total capitalization                          103,322       3,354          886
                                             ------------- ----------- ------------



Current Liabilities:
  Notes payable to affiliated companies                 0           0          900
  Advance from parent, non-interest bearing             0           0            0
  Accounts payable                                      0       1,745          205
  Accounts payable to affiliated companies             29       1,538        1,531
  Accrued taxes                                         0           0            0
  Accrued interest                                      0       1,899            0
  Other                                                 0           4            3
                                             ------------- ----------- ------------
                                                       29       5,186        2,639
                                             ------------- ----------- ------------

Deferred Credits:
  Accumulated deferred income taxes                     0           0            0
  Other                                                 0           0            0
                                             ------------- ----------- ------------
                                                        0           0            0
                                             ------------- ----------- ------------


    Total Capitalization and Liabilities     $    103,351  $    8,540  $     3,525
                                             ============= =========== ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.





            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                  Select
                                                  Energy                      Mode 1
                                                 Portland       Select    Communications,
                                              Pipeline, Inc. Energy, Inc.      Inc.
                                              -------------- ------------ ---------------
Capitalization:
  Common stockholder's equity:
   Common stock                               $           0  $         0  $            0
   Capital surplus, paid in                           9,257       90,151          14,357
   Retained earnings                                    (13)     (55,136)         (8,029)
                                              -------------- ------------ ---------------
    Total common stockholder's equity                 9,244       35,015           6,328
  Long-term debt                                          0            0               0
                                              -------------- ------------ ---------------
    Total capitalization                              9,244       35,015           6,328
                                              -------------- ------------ ---------------


Current Liabilities:
  Notes payable to affiliated companies                   0       30,000               0
  Advance from parent, non-interest bearing               0       29,400               0
  Accounts payable                                      317       48,434               0
  Accounts payable to affiliated companies                1       45,358             956
  Accrued taxes                                           0          290             796
  Accrued interest                                        0          373               0
  Other                                                   0        5,195               1
                                              -------------- ------------ ---------------
                                                        318      159,050           1,753
                                              -------------- ------------ ---------------


Deferred Credits:
  Accumulated deferred income taxes                     385            0             182
  Other                                                   0            0           1,947
                                              -------------- ------------ ---------------
                                                        385            0           2,129
                                              -------------- ------------ ---------------

    Total Capitalization and Liabilities      $       9,947  $   194,065  $       10,210
                                              ============== ============ ===============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.




            NU ENTERPRISES, INC.
              AND SUBSIDIARIES

       Consolidating Balance Sheet (a)
       Capitalization and Liabilities
              December 31, 1999
           (Thousands of Dollars)

                                                HEC Inc.
                                             (consolidated)
                                                   (b)       Eliminations  Consolidated
                                             --------------- ------------- ------------
Capitalization:
  Common stockholder's equity:
   Common stock                              $            0  $          1  $         0
   Capital surplus, paid in                          19,000       141,284      121,745
   Retained earnings                                   (132)      (67,591)     (47,223)
                                             --------------- ------------- ------------
    Total common stockholder's equity                18,868        73,694       74,522
  Long-term debt                                        725             0       29,525
                                             --------------- ------------- ------------
    Total capitalization                             19,593        73,694      104,047
                                             --------------- ------------- ------------


Current Liabilities:
  Notes payable to affiliated companies               3,500             0       34,400
  Advance from parent, non-interest bearing               0        29,400            0
  Accounts payable                                    6,333           165       56,869
  Accounts payable to affiliated companies              176           644       48,945
  Accrued taxes                                         450             2        1,534
  Accrued interest                                        0             0        2,273
  Other                                               4,711         1,157        8,757
                                             --------------- ------------- ------------
                                                     15,170        31,368      152,778
                                             --------------- ------------- ------------


Deferred Credits:
  Accumulated deferred income taxes                     232           800            0
  Other                                                 322          (817)       3,085
                                             --------------- ------------- ------------
                                                        554           (17)       3,085
                                             --------------- ------------- ------------

    Total Capitalization and Liabilities     $       35,317  $    105,045  $   259,910
                                             =============== ============= ============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a)  Not covered by auditors' report.
(b)  See supporting statements.



    NU ENTERPRISES, INC. AND SUBSIDIARIES


    Consolidating Statement of Income(a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                                                     Northeast
                                                  NU      Northeast  Generation
                                             Enterprises, Generation  Service,
                                                 Inc.      Company    Company
                                             ------------ ---------- ----------
  Operating Revenues                         $         0  $       0  $   5,458
                                             ------------ ---------- ----------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                               0          0          0
      Other                                          258      5,229      6,938
    Maintenance                                        0          3        119
    Depreciation                                       0          0          0
    Federal and state income taxes                   (96)    (2,151)      (795)
    Taxes other than income taxes                      3         74        249
                                             ------------ ---------- ----------
         Total operating expenses                    165      3,155      6,511
                                             ------------ ---------- ----------
  Operating (Loss)/Income                           (165)    (3,155)    (1,053)
                                             ------------ ---------- ----------

  Other (Loss)/Income:
    Equity in earnings of subsidiaries           (46,787)         0          0
    Other, net                                        23          0        (30)
    Income taxes                                       0          0        (26)
                                             ------------ ---------- ----------
        Other (loss)/income, net                 (46,764)         0        (56)
                                             ------------ ---------- ----------
        (Loss)/Income before interest charges    (46,929)    (3,155)    (1,109)
                                             ------------ ---------- ----------

  Interest Charges                                     0          1          4
    borrowed funds                           ------------ ---------- ----------
                                             $   (46,929) $  (3,156) $  (1,113)
    Net Income (Loss)                        ============ ========== ==========


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(b) Not covered by auditors' report.




    NU ENTERPRISES, INC. AND SUBSIDIARIES


    Consolidating Statement of Income(a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                             Select Energy
                                               Portland                     MODE 1
                                               Pipeline,      Select    Communications,
                                                 Inc.      Energy, Inc.      Inc.
                                             ------------- ------------ ---------------
  Operating Revenues                         $          0  $   554,924  $        1,364
                                             ------------- ------------ ---------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                                0      549,753               0
      Other                                            21       62,051           1,361
    Maintenance                                         0           50               0
    Depreciation                                        0          996               4
    Federal and state income taxes                     (9)     (22,518)         (2,886)
    Taxes other than income taxes                       1        1,409               7
                                             ------------- ------------ ---------------
         Total operating expenses                      13      591,741          (1,514)
                                             ------------- ------------ ---------------
  Operating (Loss)/Income                             (13)     (36,817)          2,878
                                             ------------- ------------ ---------------

  Other (Loss)/Income:
    Equity in earnings of subsidiaries                  0            0               0
    Other, net                                          0       (1,088)         (7,213)
    Income taxes                                        0         (133)              0
                                             ------------- ------------ ---------------
        Other (loss)/income, net                        0       (1,221)         (7,213)
                                             ------------- ------------ ---------------
        (Loss)/Income before interest charges         (13)     (38,038)         (4,335)
                                             ------------- ------------ ---------------

  Interest Charges                                      0          790               0
    borrowed funds                           ------------- ------------ ---------------
                                             $        (13) $   (38,828) $       (4,335)
    Net Income (Loss)                        ============= ============ ===============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(b) Not covered by auditors' report.



    NU ENTERPRISES, INC. AND SUBSIDIARIES


    Consolidating Statement of Income(a)
        Year Ended December 31, 1999
           (Thousands of Dollars)


                                               HEC Inc.
                                             Consolidated Eliminations Consolidated
                                             ------------ ------------ ------------
  Operating Revenues                         $    45,821  $       720  $   606,848
                                             ------------ ------------ ------------
  Operating Expenses:
    Operation-
      Fuel, purchased and net
       interchange power                               0            0      549,753
      Other                                       43,314          720      118,451
    Maintenance                                       85            0          258
    Depreciation                                     948            0        1,949
    Federal and state income taxes                   222            0      (28,233)
    Taxes other than income taxes                    444            0        2,186
                                             ------------ ------------ ------------
         Total operating expenses                 45,013          720      644,364
                                             ------------ ------------ ------------
  Operating (Loss)/Income                            808            0      (37,516)
                                             ------------ ------------ ------------

  Other (Loss)/Income:
    Equity in earnings of subsidiaries                 0      (46,787)           0
    Other, net                                         8            0       (8,301)
    Income taxes                                       0            0         (158)
                                             ------------ ------------ ------------
        Other (loss)/income, net                       8      (46,787)      (8,459)
                                             ------------ ------------ ------------
        (Loss)/Income before interest charges        816      (46,787)     (45,975)
                                             ------------ ------------ ------------

  Interest Charges                                   157            0          954
    borrowed funds                           ------------ ------------ ------------
                                             $       659  $   (46,787) $   (46,929)
    Net Income (Loss)                        ============ ============ ============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(b) Not covered by auditors' report.





       NU ENTERPRISES, INC. AND SUBSIDIARIES


  Consolidating Statement of Retained Earnings (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                                              Northeast
                                                         NU       Northeast   Generation
                                                    Enterprises, Generation    Service,
                                                        Inc.       Company     Company
                                                    ------------ ----------- ------------
Balance at beginning of period                      $         0  $        0  $         0
Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                            0           0            0
Additions:
  Net income (loss)                                     (46,929)     (3,156)      (1,113)
                                                    ------------ ----------- ------------
                                                        (46,929)     (3,156)      (1,113)
                                                    ------------ ----------- ------------
Deductions:

  Allocation of benefits-ESOP                               294           0           11

                                                    ------------ ----------- ------------
        Total deductions                                    294           0           11
                                                    ------------ ----------- ------------
Balance at end of period                            $   (47,223) $   (3,156) $    (1,124)
                                                    ============ =========== ============



     NU ENTERPRISES, INC. AND SUBSIDIARIES


            Consolidating Statement of
            Capital Surplus, Paid In (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                                              Northeast
                                                         NU       Northeast   Generation
                                                    Enterprises, Generation    Service,
                                                        Inc.       Company     Company
                                                    ------------ ----------- ------------
Balance at beginning of period                      $         0  $        0  $         0

Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                            0           0            0

Capital Contributions from Northeast Utilities:
  Transfer of equity to NU Enterprises, Inc.             20,698           0            0
  Cash capital contribution from
    Northeast Utilities                                 100,947           0            0

Capital Contribution from NU Enterprises, Inc.                0       6,500        2,000

Dividend declared on common stock:
  $18,000.00 per share                                        0           0            0

Premium on Common Stock                                     100          10           10
                                                    ------------ ----------- ------------
Balance at end of period                            $   121,745  $    6,510  $     2,010
                                                    ============ =========== ============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

    (a) Not covered by auditors' report.



       NU ENTERPRISES, INC. AND SUBSIDIARIES


  Consolidating Statement of Retained Earnings (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                    Select Energy
                                                      Portland                   MODE 1
                                                     Pipeline,      Select    Communication
                                                        Inc.     Energy, Inc.     Inc.
                                                    ------------ ------------ ------------
Balance at beginning of period                      $         0  $   (16,254) $    (3,694)
Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                            0            0            0
Additions:
  Net income (loss)                                         (13)     (38,828)      (4,335)
                                                    ------------ ------------ ------------
                                                            (13)     (55,082)      (8,029)
                                                    ------------ ------------ ------------
Deductions:

  Allocation of benefits-ESOP                                 0           54            0

                                                    ------------ ------------ ------------
        Total deductions                                      0           54            0
                                                    ------------ ------------ ------------
Balance at end of period                            $       (13) $   (55,136) $    (8,029)
                                                    ============ ============ ============



       NU ENTERPRISES, INC. AND SUBSIDIARIES


            Consolidating Statement of
            Capital Surplus, Paid In (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                    Select Energy
                                                      Portland                   MODE 1
                                                     Pipeline,      Select    Communication
                                                        Inc.     Energy, Inc.     Inc.
                                                    ------------ ------------ ------------
Balance at beginning of period                      $         0  $    21,051  $    16,157

Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                            0            0            0

Capital Contributions from Northeast Utilities:
  Transfer of equity to NU Enterprises, Inc.                  0            0            0
  Cash capital contribution from
    Northeast Utilities                                       0            0            0

Capital Contribution from NU Enterprises, Inc.            9,257       69,100            0

Dividend declared on common stock:
  $18,000.00 per share                                        0            0       (1,800)

Premium on Common Stock                                       0            0            0
                                                    ------------ ------------ ------------
Balance at end of period                            $     9,257  $    90,151  $    14,357
                                                    ============ ============ ============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

    (a) Not covered by auditors' report.






       NU ENTERPRISES, INC. AND SUBSIDIARIES


  Consolidating Statement of Retained Earnings (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)

                                                       HEC Inc.
                                                    (consolidated) Eliminations Consolidated
                                                    -------------- ------------ ------------
Balance at beginning of period                      $        (562) $         0  $   (20,510)
Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                              0      (20,510)      20,510
Additions:
  Net income (loss)                                           659      (46,787)     (46,929)
                                                    -------------- ------------ ------------
                                                               97      (67,297)     (46,929)
                                                    -------------- ------------ ------------
Deductions:

  Allocation of benefits-ESOP                                 229          294          294

                                                    -------------- ------------ ------------
        Total deductions                                      229          294          294
                                                    -------------- ------------ ------------
Balance at end of period                            $        (132) $   (67,591) $   (47,223)
                                                    ============== ============ ============



       NU ENTERPRISES, INC. AND SUBSIDIARIES


            Consolidating Statement of
            Capital Surplus, Paid In (a)
            Year Ended December 31, 1999
               (Thousands of Dollars)


                                                       HEC Inc.
                                                     Consolidated  Eliminations Consolidated
                                                    -------------- ------------ ------------
Balance at beginning of period                      $       4,000  $         0  $    41,208

Transfer of ownership of Select Energy,
 Inc., Mode 1 Communications, Inc. and
 HEC Inc. Consolidated from Northeast
 Utilities to NU Enterprises, Inc.                              0       41,208      (41,208)

Capital Contributions from Northeast Utilities:
  Transfer of equity to NU Enterprises, Inc.                    0            0       20,698
  Cash capital contribution from
    Northeast Utilities                                         0            0      100,947

Capital Contribution from NU Enterprises, Inc.             15,000      101,857            0

Dividend declared on common stock:
  $18,000.00 per share                                          0       (1,800)           0

Premium on Common Stock                                         0           19          100
                                                    -------------- ------------ ------------
Balance at end of period                            $      19,000  $   141,284  $   121,745
                                                    ============== ============ ============


Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

    (a) Not covered by auditors' report.




           NU ENTERPRISES, INC. AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                                                     Northeast
                                                                 NU       Northeast  Generation
                                                              Enterprises Generation Service,
                                                                 Inc.     Company    Company
                                                             ----------  ---------- ----------
Operating Activities:
  (Loss)/income after interest charges                       $ (46,929)  $  (3,156) $  (1,113)
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation                                                     0           0          0
    Deferred income taxes                                            0      (1,530)         0
    Allocation of ESOP benefits                                   (294)          0        (11)
    Other sources/(uses) of cash                                   100      (6,379)       (58)
    Changes in working capital:
      Accounts receivable                                            0           0     (2,516)
      Fuel, materials, and supplies                                  0           0          0
      Accounts payable                                              29       3,283      1,736
      Accrued taxes                                                  0           0          0
      Other working capital (excludes cash)                        (97)      1,282       (853)
                                                             ----------  ---------- ----------
Net cash flows (used in)/provided by operating activities      (47,191)     (6,500)    (2,815)
                                                             ----------  ---------- ----------
Financing Activities:
  Issuance of long term debt                                    28,800           0          0
  Net increase in short-term debt                                    0           0        900
  Cash dividends on common stock                                     0           0          0
                                                             ----------  ---------- ----------
Net cash flows provided by financing activities                 28,800           0        900
                                                             ----------  ---------- ----------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                                 0           0          0
                                                             ----------  ---------- ----------
  Net cash flows used for investments in plant                       0           0          0
    Investment in NU system Money Pool                            (100)          0          0
    Other investments                                         (103,094)          0          0
    Capital contributions                                      100,947       6,500      2,000
    Investment in AURORA                                             0           0          0
    Transfer of equity to NUEI                                  20,698           0          0
                                                             ----------  ---------- ----------
Net cash flows provided by/(used in) investing activities       18,451       6,500      2,000
                                                             ----------  ---------- ----------
Net increase in cash for the period                                 60           0         85
Cash - beginning of period                                           0           0          0
                                                             ----------  ---------- ----------
Cash - end of period                                         $      60   $       0  $      85
                                                             ==========  ========== ==========
Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                       $       0   $  (1,899) $       0
                                                             ==========  ========== ==========
  Income taxes                                               $       0   $       0  $       0
                                                             ==========  ========== ==========
Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.



       NU ENTERPRISES, INC. AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                             Select Energy
                                                             Portland                     MODE 1
                                                             Pipeline,  Select       Communications
                                                                Inc.    Energy, Inc.      Inc.
                                                            ---------- ------------- --------------
Operating Activities:
  (Loss)/income after interest charges                      $     (13) $    (38,828) $      (4,335)
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation                                                    0           996              4
    Deferred income taxes                                         385        (2,321)        (3,764)
    Allocation of ESOP benefits                                     0           (54)             0
    Other sources/(uses) of cash                                    0           779          2,000
    Changes in working capital:
      Accounts receivable                                           0       (74,206)           (11)
      Fuel, materials, and supplies                                 0        (1,477)             0
      Accounts payable                                            318        59,863            953
      Accrued taxes                                                 0           290            796
      Other working capital (excludes cash)                      (394)      (27,516)           476
                                                            ---------- ------------- --------------
Net cash flows (used in)/provided by operating activities         296       (82,474)        (3,881)
                                                            ---------- ------------- --------------
Financing Activities:
  Issuance of long term debt                                        0             0              0
  Net increase in short-term debt                                   0        59,400              0
  Cash dividends on common stock                                    0             0         (1,800)
                                                            ---------- ------------- --------------
Net cash flows provided by financing activities                     0        59,400         (1,800)
                                                            ---------- ------------- --------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                                0        (5,812)          (536)
                                                            ---------- ------------- --------------
  Net cash flows used for investments in plant                      0        (5,812)          (536)
    Investment in NU system Money Pool                              0       (18,900)        (3,000)
    Other investments                                          (9,553)        2,647          7,391
    Capital contributions                                       9,257        69,100              0
    Investment in AURORA                                            0       (23,542)             0
    Transfer of equity to NUEI                                      0             0              0
                                                            ---------- ------------- --------------
Net cash flows provided by/(used in) investing activities        (296)       23,493          3,855
                                                            ---------- ------------- --------------
Net increase in cash for the period                                 0           419         (1,826)
Cash - beginning of period                                          0             1          1,917
                                                            ---------- ------------- --------------
Cash - end of period                                        $       0  $        420  $          91
                                                            ========== ============= ==============
Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                      $       0  $         11  $           0
                                                            ========== ============= ==============
  Income taxes                                              $       0  $     (7,143) $        (245)
                                                            ========== ============= ==============

Note:  Individual columns may not add to Consolidated due to rounding.
       The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.


           NU ENTERPRISES, INC. AND SUBSIDIARIES
      Consolidating Statement of Cash Flows (a)
              Year Ended December 31, 1999
                  (Thousands of Dollars)

                                                               HEC Inc.
                                                             Consolidated  Eliminations Consolidated
                                                            ------------- ------------ --------------
Operating Activities:
  (Loss)/income after interest charges                      $        659  $   (46,786) $     (46,929)
  Adjustments to reconcile to net cash
   from operating activities:
    Depreciation                                                     948            0          1,949
    Deferred income taxes                                            222            0         (7,008)
    Allocation of ESOP benefits                                     (229)        (294)          (294)
    Other sources/(uses) of cash                                 (17,899)       1,222        (22,678)
    Changes in working capital:
      Accounts receivable                                         (5,363)        (812)       (81,284)
      Fuel, materials, and supplies                                 (189)                     (1,666)
      Accounts payable                                             4,933          809         70,306
      Accrued taxes                                                  229            2          1,313
      Other working capital (excludes cash)                        3,996        1,157        (24,263)
                                                            ------------- ------------ --------------
Net cash flows (used in)/provided by operating activities        (12,693)     (44,702)      (110,554)
                                                            ------------- ------------ --------------
Financing Activities:
  Issuance of long term debt                                         200            0         29,000
  Net increase in short-term debt                                  2,500       29,400         33,400
  Cash dividends on common stock                                       0       (1,800)             0
                                                            ------------- ------------ --------------
Net cash flows provided by financing activities                    2,700       27,600         62,400
                                                            ------------- ------------ --------------
Investing Activities:
  Investment in plant:
    Electric and other utility plant                              (1,821)      (2,357)        (5,812)
                                                            ------------- ------------ --------------
  Net cash flows used for investments in plant                    (1,821)      (2,357)        (5,812)
    Investment in NU system Money Pool                                 0            0        (22,000)
    Other investments                                                  0     (103,094)           485
    Capital contributions                                         15,000      101,857        100,947
    Investment in AURORA                                               0            0        (23,542)
    Transfer of equity to NUEI                                         0       20,698              0
                                                            ------------- ------------ --------------
Net cash flows provided by/(used in) investing activities         13,179       17,104         50,078
                                                            ------------- ------------ --------------
Net increase in cash for the period                                3,186            0          1,924
Cash - beginning of period                                           425            0          2,343
                                                            ------------- ------------ --------------
Cash - end of period                                        $      3,611  $         0  $       4,267
                                                            ============= ============ ==============
Supplemental Cash Flow Information
Cash paid/(refunded) during the year for:
  Interest, net of amounts capitalized                      $        127  $         0  $      (1,761)
                                                            ============= ============ ==============
  Income taxes                                              $        (25) $         0  $      (7,413)
                                                            ============= ============ ==============

Note: Individual columns may not add to Consolidated due to rounding.
      The accompanying notes are an integral part of these financial statements.

(a) Not covered by auditors' report.




                       NOTES TO FINANCIAL STATEMENTS


NU Reference is made to "Notes to Consolidated Financial Statements" contained on pages 39 through 52 in NU's 1999 Annual Report to Shareholders, which information is incorporated herein by reference.

CL&P Reference is made to "Notes to Consolidated Financial Statements" contained on pages 18 through 43 in CL&P's 1999 Annual Report, which information is incorporated herein by reference.

PSNH Reference is made to "Notes to Financial Statements" contained on pages 18 through 42 in PSNH's 1999 Annual Report, which information is incorporated herein by reference.

WMECO Reference is made to "Notes to Consolidated Financial Statements" contained on pages 18 through 40 in WMECO's 1999 Annual Report, which information is incorporated herein by reference.

NAEC Reference is made to "Notes to Financial Statements" contained on pages 16 through 29 in NAEC's 1999 Annual Report, which information is incorporated herein by reference.



                                     EXHIBITS


The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith. A # further indicates that the exhibit is filed under cover of Form SE.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

A.      ANNUAL REPORTS

        A.1     Annual Reports filed under the Securities Exchange Act of 1934

                A.1.1     1999 Annual Report on Form 10-K for NU.  (File No.
                          1-5324)

                A.1.2     1999 Annual Report on Form 10-K for CL&P.  (File No.
                          0-11419)

                A.1.3     1999 Annual Report on Form 10-K for PSNH.  (File No.
                          1-6392)

                A.1.4     1999 Annual Report on Form 10-K for WMECO.  (File
                          No. 0-7624)

                A.1.5 1999 Annual Report on Form 10-K for NAEC. (File No. 33-43508)

       A.2      Annual Reports and Reports to the FERC on Form 1

                A.2.1 1999 Annual Report to Shareholders of Connecticut Yankee Atomic Power Company. (Exhibit A.1, 1999 National Grid U5S, File No. 30-33)

                A.2.2 1999 Annual Report to Shareholders of Maine Yankee Atomic Power Company. (Exhibit A.2, 1999 National Grid USA U5S, File No. 30-33)

                A.2.3 1999 Annual Report to Shareholders of Vermont Yankee Nuclear Power Corporation. (Exhibit 6.a, to be filed with the 1999 National Grid USA U5S, File No. 30-33)

                A.2.4 1999 FERC Form 1 of Vermont Yankee Nuclear Power Corporation. (Exhibit 6.b, 1999 National Grid USA U5S, File No. 30-33)

             #  A.2.5     1999 Annual Report to Shareholders of New England
                          Hydro-Transmission Electric Company, Inc.

             #  A.2.6     1999 Annual Report to Shareholders of New England
                          Hydro-Transmission Corporation.

B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

        B.1     Northeast Utilities

                B.1.1 Declaration of Trust of NU, as amended through May 24, 1988. (Exhibit 3.1.1, 1988 NU Form 10-K,
                          File No. 1-5324)

        B.2     The Connecticut Light and Power Company

                B.2.1 Certificate of Incorporation of CL&P, restated to March 22, 1994. (Exhibit 3.2.1, 1993 NU Form 10-K,
                          File No. 1-5324)

                B.2.2 Certificate of Amendment to Certificate of Incorporation of CL&P, dated December 26, 1996. (Exhibit 3.2.2, 1996 NU Form 10-K, File No. 1-5324)

                B.2.3 Certificate of Amendment to Certificate of Incorporation of CL&P, dated April 27, 1998. (Exhibit 3.2.3, 1998 NU Form 10-K, File No. 1-5324)

                B.2.4 By-laws of CL&P, as amended to January 1, 1997. (Exhibit 3.2.3, 1996 NU Form 10-K, File No. 1-5324)

        B.3     Public Service Company of New Hampshire

                B.3.1 Articles of Incorporation, as amended to May 16, 1991. (Exhibit B.3.1, 1997 NU Form U53, File No. 30-246)

                B.3.2 By-laws of PSNH, as amended to November 1, 1993. (Exhibit 3.3.2, 1993 NU Form 10-K, File No. 1-5324)

        B.4     Western Massachusetts Electric Company

                B.4.1 Articles of Organization of WMECO, restated to February 23, 1995. (Exhibit 3.4.1, 1994 NU Form 10-K, File No. 1-5324)

                B.4.2 By-laws of WMECO, as amended to April 1, 1999. (Exhibit 3.1, 1999 NU Form 10-Q, File No. 1-5324)

        B.5     North Atlantic Energy Corporation

                B.5.1 Articles of Incorporation of NAEC dated September 20, 1991. (Exhibit 3.5.1, 1993 NU Form 10-K, File No.
                          1-5324)

                B.5.2 Articles of Amendment dated October 16, 1991, and June 2, 1992, to Articles of Incorporation of NAEC. (Exhibit 3.5.2, 1993 NU Form 10-K, File No. 1-5324)

                B.5.3 By-laws of NAEC, as amended to November 8, 1993. (Exhibit 3.5.3, 1993 NU Form 10-K, File No. 1-5324)

        B.6     The Quinnehtuk Company

                B.6.1 Articles of Organization of The Quinnehtuk Company dated December 14, 1928, and Articles of Amendment dated December 18, 1930. (Exhibit B.6.1, 1997 NU Form U5S, File No. 30-246)

                B.6.2 Amendment to Certificate of Incorporation of The Quinnehtuk Company dated June 10, 1975. (Exhibit B.6.2, 1993 NU Form U5S, File No. 30-246)

                B.6.3 By-laws of The Quinnehtuk Company as amended to February 11, 1998. (Exhibit B.6.3, 1997 NU Form U5S, File No. 30-246)

        B.7     The Rocky River Realty Company

                B.7.1 Certificate of Incorporation, as amended, of The Rocky River Realty Company. (Exhibit 1.9, 1977 NU Form U5S, File No. 30-246)

                B.7.2 Certificate of Amendment to Certificate of Incorporation of The Rocky River Realty Company, dated December 26, 1996. (Exhibit B.7.2, 1996 NU Form U5S, File No. 30-246)

                B.7.3 Certificate of Amendment to Certificate of Incorporation of the Rocky River Realty Company, dated April 27, 1998. (Exhibit B.7.3, 1997 NU Form U5S, File No. 30-246)

                B.7.4 By-laws of The Rocky River Realty Company, as amended to February 11, 1998. (Exhibit B.7.4, 1997 NU Form U5S, File No. 30-246)

        B.8     Electric Power, Incorporated

                B.8.1 Charter of Electric Power, Incorporated dated January 1, 1955. (Exhibit B.9, 1983 NU Form U5S, File No. 30-246)

                B.8.2 Amendment to Charter of Electric Power, Incorporated (Special Act No. 133, Volume XXXI, page 103, approved June 11, 1963). (Exhibit B.9.1, 1983 NU Form U5S,
                          File No. 30-246)

                B.8.3 Certificate of Amendment to Certificate of Incorporation of Electric Power, Incorporated, dated December 26, 1996. (Exhibit B.10.3, 1996 NU Form U5S, File No. 30-246)

                B.8.4 By-laws of Electric Power, Incorporated as amended to February 15, 1952. (Exhibit B.9.2, 1983 NU Form U5S, File No. 30-246)

        B.9     The Nutmeg Power Company

                B.9.1 Certificate of Organization of The Nutmeg Power Company dated July 19, 1954. (Exhibit B.11, 1983 NU Form U5S, File No. 30-246)

                B.9.2 Certificate of Amendment to the Certificate of Incorporation of The Nutmeg Power Company, dated December 26, 1996. (Exhibit B.11.2, 1996 NU Form U5S, File No. 30-246)

                B.9.3 By-laws of The Nutmeg Power Company as amended to January 1, 1997. (Exhibit B.11.3, 1996 NU Form U5S, File No. 30-246)

        B.10    The Connecticut Steam Company

                B.10.1 Certificate of Incorporation of The Connecticut Steam Company dated May 13, 1965, including Special Act No. 325, an Act Incorporating The Connecticut Steam Company (Special Acts 1963, Senate Bill No. 704, approved June 24, 1963). (Exhibit B.12, 1983
                          NU Form U5S, File No. 30-246)

                B.10.2 Certificate of Amendment to Certificate of Incorporation of The Connnecticut Steam Company, dated December 26, 1996. (Exhibit B.12.2, 1996 NU Form U5S, File No. 30-246)

                B.10.3 By-laws of The Connecticut Steam Company, as amended to January 1, 1997. (Exhibit B.12.3, 1996 NU Form U5S, File No. 30-246)

        B.11    Holyoke Water Power Company

                B.11.1 Charter of Holyoke Water Power Company, as amended. (Exhibit 1.8, 1977 NU Form U5S, File No. 30-246)

                B.11.2 By-laws of Holyoke Water Power Company, as amended to February 11, 1998. (Exhibit B.14.2, NU Form U5S, File No. 30-246)

        B.12    Holyoke Power and Electric Company

                B.12.1 Charter of Holyoke Power and Electric Company dated December 5, 1925. (Exhibit B.15, 1983 NU Form U5S, File No. 30-246)

                B.12.2 Chapter 147 of the Massachusetts Acts of 1926 amending the Charter of Holyoke Power and Electric Company, as recorded with the Office of the Secretary of the Commonwealth on March 29, 1926. (Exhibit B.15.1, 1983 NU Form U5S, File No. 30-246)

                B.12.3 By-laws of Holyoke Power and Electric Company, as amended to February 11, 1998. (Exhibit B.15.3, 1997 NU U5S, File No. 30-246)

        B.13    Northeast Utilities Service Company

                B.13.1 Charter of Northeast Utilities Service Company, as amended to February 20, 1974. (Exhibit B.16, 1983 NU Form U5S, File No. 30-246)

                B.13.2 Certificate of Amendment to Certificate of Incorporation of Northeast Utilities Service Company, dated December 26, 1996. (Exhibit B.16.2, 1996 NU Form U5S, File No. 30-246)

                B.13.3 Certificate of Amendment to Certificate of Incorporation of Northeast Utilities Service Company, dated April 27, 1998. (Exhibit B.16.3, 1997 NU Form U5S, File No. 30-246)

                B.13.4 By-laws of Northeast Utilities Service Company as amended to January 1, 1997. (Exhibit B.16.3, 1996 NU Form U5S, File No. 30-246)

        B.14    Northeast Nuclear Energy Company

                B.14.1 Charter of Northeast Nuclear Energy Company as amended to April 24, 1974. (Exhibit B.17, 1983 NU Form U5S, File No. 30-246)

                B.14.2 Certificate of Amendment to Certificate of Incorporation of Northeast Nuclear Energy Company, dated December 26, 1996. (Exhibit B.17.2, 1996 NU Form U5S, File No. 30-246)

                B.14.3 Certificate of Amendment to Certificate of Incorporation of Northeast Nuclear Energy Company, dated April 27, 1998. (Exhibit B.17.3, 1997 NU Form U5S, File No. 30-246)

                B.14.4 By-laws of Northeast Nuclear Energy Company, as amended to February 11, 1998. (Exhibit B.17.4, 1997 NU Form U5S, File No. 30-246)

*       B.15    NU Enterprises, Inc.

        *       B.15.1    Certificate of Incorporation of NU Enterprises, Inc.
                          dated December 28, 1998.

        *       B.15.2    By-laws of NU Enterprises, Inc. dated January 4,
                          1999.

        B.16    HEC, Inc.

                B.16.1 Articles of Organization of HEC Inc. dated June 19, 1990. (Exhibit B.19, 1990 NU Form U5S, File No. 30-246)

        *       B.16.2    By-Laws of HEC Inc., as amended, June 30, 1999.

        B.17    Select Energy Contracting, Inc. F/K/A HEC International
                Corporation

                B.17.1 Articles of Organization of Select Energy Contracting, Inc. F/K/A HEC International Corporation dated October 12, 1994. (Exhibit B.19.1, 1994 NU Form U5S, File No. 30-246)

        *       B.17.2    Amendment to Articles of Organization of Select
                          Energy Contracting, Inc. F/K/A HEC International
                          Corporation, dated July 8, 1999

        *       B.17.3    By-laws of Select Energy Contracting, Inc. F/K/A HEC
                          International Corporation dated June 30, 1999.

        B.18    HEC Energy Consulting Canada Inc.

                B.18.1 Articles of Incorporation of HEC Energy Consulting Canada Inc. dated October 24, 1994. (Exhibit B.20.1, 1994 NU Form U5S, File No. 30-246)

                B.18.2 By-laws of HEC Energy Consulting Canada Inc. dated October 24, 1994. (Exhibit B.20.2, 1994 NU Form U5S, File No. 30-246)

*       B.19    HEC/Tobyhanna Energy Project, Inc.

        *       B.19.1    Articles of Organization of HEC/Tobyhanna Energy
                          Project, Inc. dated September 28, 1999.

        *       B.19.2    By-Laws of HEC/Tobyhanna Energy Project, Inc., dated
                          September 28, 1999.

*       B.20    Reeds Ferry Supply Co., Inc.

        *       B.20.1    Articles of Agreement of Reeds Ferry Supply Co.,
                          Inc., dated June 25, 1964.

        *       B.20.2    By-laws of Reeds Ferry Supply Co., Inc., as Amended
                          and Restated August 4, 1999.

        B.21    North Atlantic Energy Service Corporation

                B.21.1 Articles of Incorporation; and Certificate of Amendment of North Atlantic Energy Service Corporation dated June 1, 1992. (Exhibit B.21, 1992 NU Form U5S, File No. 30-246)

                B.21.2 By-Laws of North Atlantic Energy Service Corporation, as amended to November 8, 1993. (Exhibit B.19.2, 1993 NU Form U5S, File No. 30-246)

        B.22    Connecticut Yankee Atomic Power Company

                B.22.1 Certificate of Incorporation of Connecticut Yankee Atomic Power Company and amendments dated to November 20, 1964. (Exhibit B.20.1, 1993 NU Form U5S, File No. 30-246)

                B.22.2 Certificate of Amendment to Certificate of Incorporation of Connecticut Yankee Atomic Power Company, dated December 26, 1996. (Exhibit B.22.2, 1996 NU Form U5S, File No. 30-246)

                B.22.3 Certificate of Amendment to Certificate of Incorporation of Connecticut Yankee Atomic Power Company, dated October 15, 1998. (Exhibit B.22.3, 1998 NU U5S, File No. 30-246)

                B.22.4 By-laws of Connecticut Yankee Atomic Power Company, as amended to March 31, 1999. (Exhibit B.22.4, 1998 NU U5S, File No. 30-246)

        B.23    Properties, Inc.

                B.23.1 Articles of Agreement of Properties, Inc. as amended to June 1, 1983. (Exhibit B.21.1, 1993 NU Form U5S, File No. 30-246)

                B.23.2 By-laws of Properties, Inc., amended and restated as of February 7, 1996. (Exhibit B.23.2, 1995 NU Form U5S, File No. 30-246)

        B.24    Charter Oak Energy, Inc.

                B.24.1 Certificate of Incorporation of Charter Oak Energy, Inc., dated September 28, 1988. (Exhibit B.16, 1989 NU Form U5S, File No. 30-246)

                B.24.2 Certificate of Amendment to Certificate of Incorporation of Charter Oak Energy, Inc., dated December 26, 1996. (Exhibit B.25.2, 1996 NU Form U5S, File No. 30-246)

                B.24.3 Certificate of Amendment to Certificate of Incorporation of Charter Oak Energy Inc., dated April 27, 1998. (Exhibit B.25.3, 1997 NU Form U5S, File No. 30-246)

                B.24.4 By-laws of Charter Oak Energy, Inc., as amended to January 1, 1997. (Exhibit B.25.3, 1996 NU Form U5S, File No. 30-246)

        B.25    COE Development Corporation

                B.25.1 Certificate of Incorporation of COE Development Corporation dated November 6, 1992. (Exhibit B.26.1, 1993 NU Form U5S, File No. 30-246)

                B.25.2 Certificate of Amendment to Certificate of Incorporation of COE Development Corporation, dated December 26, 1996. (Exhibit B.26.2, 1996 NU Form U5S, File No. 30-246)

                B.25.3 Certificate of Amendment to Certificate of Incorporation of COE Development Corporation, dated April 27, 1998. (Exhibit B.27.3, 1997 NU Form U5S File No. 30-246)

                B.25.4 By-laws of COE Development Corporation, as amended to January 1, 1997. (Exhibit B.26.4, 1996 NU Form U5S, File No. 30-246)

      B.26      COE Argentina II Corp.

                B.26.1 Certificate of Incorporation of COE Argentina II Corp. dated March 14, 1994. (Exhibit B.27.1, 1994 NU Form U5S, File No. 30-246)

                B.26.2 Certificate of Amendment to Certificate of Incorporation of COE Argentina II Corp., dated December 26, 1996. (Exhibit B.27.2, 1996 NU Form U5S, File No. 30-246)

                B.26.3 Certificate of Amendment to Certificate of Incorporation of COE Argentina II Corp., dated April 27, 1998. (Exhibit B.27.3, 1997 NU Form U5S, File No. 30-246)

                B.26.4 By-laws of COE Argentina II Corp., as amended to January 1, 1997. (Exhibit B.27.4, 1996 NU Form U5S, File No. 30-246)

      B.27      COE Ave Fenix Corporation

                B.27.1 Certificate of Incorporation of COE Ave Fenix Corporation dated May 19, 1995. (Exhibit B.28.1, 1995 NU Form U5S, File No. 30-246)

                B.27.2 Certificate of Amendment to Certificate of Incorporation of COE Ave Fenix Corporation, dated December 26, 1996. (Exhibit B.28.2, 1996 NU Form U5S, File No. 30-246)

                B.27.3 Certificate of Amendment to Certificate of Incorporation of COE Ave Fenix Corporation, dated April 27, 1998. (Exhibit B.28.3, 1997 NU Form U5S, File No. 30-246)

                B.27.4 By-laws of COE Ave Fenix Corporation, as amended to January 1, 1997. (Exhibit B.28.4, 1996 NU Form U5S, File No. 30-246)

        B.28    New England Hydro-Transmission Corporation

                B.28.1 Articles of Incorporation, (Exhibit B.8a, 1986 NEES U5S, File No. 30-33); Articles of Amendment of New England Hydro-Transmission Corporation dated January 18, 1989, (Exhibit B.10a, 1988 NEES U5S, File No. 30-33).

                B.28.2 By-laws of New England Hydro-Transmission Corporation. (Exhibit B.10b, 1988 NEES U5S, File No. 30-33)

        B.29    New England Hydro-Transmission Electric Company

                B.29.1 Restated Articles of Organization of New England Hydro-Transmission Electric Company dated January 13, 1989. (Exhibit B.11a, 1988 NEES U5S, File No. 30-33)

                B.29.2 By-Laws of New England Hydro-Transmission Electric Company. (Exhibit B.11b, 1988 NEES U5S File No. 30-33)

        B.30 Amended and Restated Limited Partnership Agreement (CL&P Capital, L.P.) among CL&P, NUSCO, and the persons who became limited partners of CL&P Capital, L.P. in accordance with the provisions thereof dated as of January 23, 1995 (MIPS). (Exhibit A.1, File No. 70-8451)

        B.31 Certificate of Formation of Southwest HEC Energy Services L.L.C., dated November 21, 1995. (Exhibit B.33, 1995 NU Form U5S, File No. 30-246)

        B.32    Mode 1 Communications, Inc.

                B.32.1    Certificate of Incorporation of Mode 1
                          Communications, Inc. dated March 26, 1996.
                          (Exhibit B.34.1, 1996 NU Form U5S, File No. 30-246)

                B.32.2 Certificates of Amendment to Certificate of Incorporation of Mode 1 Communications, Inc., dated December 26, 1996 and February 4, 1997.
                          (Exhibit B.34.2, 1996 NU Form U5S, File No. 30-246)

                B.32.3 Certificate of Amendment to Certificate of Incorporation of Mode l Communications, Inc., dated April 27, 1998. (Exhibit B.34.3, 1997 NU Form U5S, File No. 30-246)

                B.32.4 By-laws of Mode 1 Communications, Inc., as amended to January 1, 1997. (Exhibit B.34.4, 1996 NU Form U5S, File No. 30-246)

        B.33    Select Energy, Inc.

                B.33.1 Certificate of Incorporation of Select Energy, Inc. dated September 26, 1996. (Exhibit B.40.1, 1996 NU Form U5S, File No. 30-246)

                B.33.2 Certificates of Amendment to Certificate of Incorporation of Select Energy, Inc., dated December 26, 1996 and April 25, 1997.
                          (Exhibit B.40.2, 1996 NU Form U5S, File No. 30-246)

                B.33.3 Certificate of Amendment to Certificate of Incorporation of Select Energy, Inc., dated
                          April 27, 1998. (Exhibit B.40.3, 1997 NU Form U5S, File No. 30-246)

                B.33.4 By-laws of Select Energy, Inc., as amended to May 12, 1997. (Exhibit B.40.4, 1997 NU Form U5S, File No. 30-246)

*       B.34    Northeast Generation Company

        *       B.34.1    Certificate of Incorporation of Northeast Generation
                          Company, dated December 28, 1998.

        *       B.34.2    By-laws of Northeast Generation Company, dated
                          January 4, 1999.

*       B.35    Northeast Generation Service Company

        *       B.35.1    Certificate of Incorporation of Northeast Generation
                          Service Company, dated December 28, 1998.

        *       B.35.2    By-laws of Northeast Generation Service Company,
                          dated January 4, 1999.

*       B.36    Select Energy Portland Pipeline, Inc.

        *       B.36.1    Certificate of Incorporation of Select Energy
                          Portland Pipeline, Inc., dated March 15, 1999.

        *       B.36.2    By-laws of Select Energy Portland Pipeline, Inc.,
                          dated March 17, 1999.

        B.37    CL&P Receivables Corporation

                B.37.1 Certificate of Incorporation of CL&P Receivables Corporation, dated September 5, 1997. (Exhibit B.41.1, 1997 NU Form U5S, File No. 30-246)

                B.37.2 Bylaws of CL&P Receivables Corporation, dated September 12, 1997. (Exhibit B.41.2, 1997 NU Form U5S, File No. 30-246)

C.(a)   INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
        INDENTURES

        C.1     Northeast Utilities

                C.1.1 Indenture dated as of December 1, 1991, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of Debt Securities. (Exhibit 4.1.1, 1991 NU Form 10-K, File No. 1-5324)

                C.1.2     First Supplemental Indenture, dated as of
                          December 1, 1991, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of Series A Notes. (Exhibit 4.1.2, 1991 NU Form 10-K, File No. 1-5324)

                C.1.3 Second Supplemental Indenture, dated as of March 1, 1992, between Northeast Utilities and IBJ Schroder Bank & Trust Company, with respect to the issuance of Series B Notes. (Exhibit C.1.3, 1991 NU Form U5S, File No. 30-246)

                C.1.4 Credit Agreement among NU, CL&P and WMECO and several commercial banks, dated as of November 19, 1999, (includes Open End Mortgages). (Exhibit No. B.13, B.14, B.15 and B.16, File No. 70-8875)

        C.2     The Connecticut Light and Power Company

                C.2.1 Indenture of Mortgage and Deed of Trust between CL&P and Bankers Trust Company, Trustee, dated as of May 1, 1921. (Composite including all twenty-four amendments to May 1, 1967.) (Exhibit 4.1.1, 1989 NU Form 10-K, File No. 1-5324)

                Supplemental Indentures to the Composite May 1, 1921 Indenture of Mortgage and Deed of Trust between CL&P and Bankers Trust Company, dated as of:

                C.2.2     December 1, 1969.  (Exhibit 4.20, File No. 2-60806)

                C.2.3     June 30, 1982.  (Exhibit 4.33, File No. 2-79235)

                C.2.4     December 1, 1989. (Exhibit 4.1.26, 1989 NU Form 10-K,
                          File No. 1-5324)

                C.2.5     July 1, 1992.  (Exhibit 4.31, File No. 33-59430)

                C.2.6     July 1, 1993.  (Exhibit A.10(b),  File No. 70-8249)

                C.2.7     July 1, 1993.  (Exhibit A.10(b),  File No. 70-8249)

                C.2.8     December 1, 1993.  (Exhibit 4.2.14, 1993 NU Form
                          10-K, File No. 1-5324)

                C.2.9     February 1, 1994.  (Exhibit 4.2.16, 1993 NU Form
                          10-K, File No. 1-5324)

                C.2.10    June 1, 1994.  (Exhibit 4.2.15, 1994 NU Form 10-K,
                          File No. 1-5324)

                C.2.11    October 1, 1994.  (Exhibit 4.2.16, 1994 NU Form 10-K,
                          File No. 1-5324)

                C.2.12    June 1, 1996.  (Exhibit 4.2.16, 1996 NU Form 10-K,
                          File No. 1-5324)

                C.2.13    January 1, 1997.  (Exhibit 4.2.17, 1996 NU Form 10-K,
                          File No. 1-5324)

                C.2.14    May 1, 1997.  (Exhibit 4.19, File No. 333-30911)

                C.2.15    June 1, 1997.  (Exhibit 4.20, File No. 333-30911)

                C.2.16    June 1, 1997.  (Exhibit 4.2.17, 1997 NU Form 10-K,
                          File No. 1-5324)

                C.2.17    May 1, 1998.  (Exhibit 4.2.17, 1998 NU Form 10-K
                          File No. 1-5324)

                C.2.18    May 1, 1998.  (Exhibit 4.2.18, 1998 NU Form 10-K,
                          File No. 1-5324)

                C.2.19 Financing Agreement between Industrial Development Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1986 Series) dated as of December 1, 1986. (Exhibit C.1.47, 1986 NU Form U5S, File No. 30-246)

                C.2.20 Financing Agreement between Industrial Development Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1988 Series) dated as of October 1, 1988. (Exhibit C.1.55, 1988 NU Form U5S, File No. 30-246)

                C.2.21 Financing Agreement between Industrial Development Authority of the State of New Hampshire and CL&P (Pollution Control Bonds) dated as of December 1, 1989. (Exhibit C.1.39, 1989 NU Form U5S, File No. 30-246)

                C.2.22 Loan and Trust Agreement among Business Finance Authority of the State of New Hampshire and CL&P (Pollution Control Bonds, 1992 Series A) dated as of December 1, 1992. (Exhibit C.2.33, 1992 NU Form U5S, File No. 30-246)

                C.2.23 Loan Agreement between Connecticut Development Authority and CL&P (Pollution Control Bonds - Series A, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.2.21, 1993 NU Form 10-K, File No.
                          1-5324)

                C.2.24 Loan Agreement between Connecticut Development Authority and CL&P (Pollution Control Bonds - Series B, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.2.22, 1993 NU Form 10-K, File No. 1-5324)

                C.2.25 Amended and Restated Loan Agreement between Connecticut Development Authority and CL&P (Pollution Control Revenue Bond - 1996A Series) dated as of
                          May 1, 1996, and Amended and Restated as of
                          January 1, 1997.  (Exhibit 4.2.24, 1996 NU Form
                          10-K, File No. 1-5324)

                          C.2.25.1 Amended and Restated Indenture of Trust between Connecticut Development Authority and the Trustee (CL&P Pollution Control Revenue Bond-1996A Series), dated as of May 1, 1996 and Amended and Restated as of January 1, 1997. (Exhibit 4.2.24.1, 1996
                                     NU Form 10-K, File No. 1-5324)

                          C.2.25.2 Standby Bond Purchase Agreement among CL&P, Societe Generale, New York Branch and the Trustee, dated January 23, 1997. (Exhibit 4.2.24.2, 1996 NU Form 10-K,
                                     File  No. 1-5324)

                          C.2.25.3 Amendment No. 1, dated January 21, 1998, to the Standby Bond Purchase Agreement, dated January 23, 1997. (Exhibit 4.2.24.3, 1997 NU Form 10-K, File No. 1-5324)

                          C.2.25.4 Amendment No. 2, dated December 9, 1998, to the Standby Bond Purchase Agreement, dated January 23, 1997. (Exhibit 4.2.25.14, 1998 NU Form 10-K File, No.
                                     1-5324)

                          C.2.25.5 Amendment No. 3, dated November 5, 1999, to the Standby Bond Purchase Agreement, dated January 23, 1997. (Exhibit 4.2.25.5, 1999 NU Form 10-K, File No. 1-5324)

                          C.2.25.6 AMBAC Municipal Bond Insurance Policy issued by the Connecticut Development Authority (CL&P Pollution Control Revenue Bond-1996A Series), effective January 23, 1997. (Exhibit 4.2.24.3, 1996 NU Form
                                     10-K, File No. 1-5324)

                C.2.26 Amended and Restated Limited Partnership Agreement (CL&P Capital, L.P.) among CL&P, NUSCO and the persons who became limited partners of CL&P Capital, L.P. in accordance with the provisions thereof dated as of January 23, 1995 (MIPS). (Exhibit A.1 (Execution Copy), File No. 70-8451)

                C.2.27 Indenture between CL&P and Bankers Trust Company, Trustee (Series A Subordinated Debentures), dated as of January 1, 1995 (MIPS). (Exhibit B.1 (Execution
                          Copy), File No. 70-8451)

                C.2.28 Payment and Guaranty Agreement of CL&P dated as of January 23, 1995 (MIPS). (Exhibit B.3 (Execution
                          Copy), File No. 70-8451)

        C.3     Public Service Company of New Hampshire

                C.3.1 First Mortgage Indenture dated as of August 15, 1978, between PSNH and First Fidelity Bank, National Association, New Jersey, Trustee. (Composite including all ten amendments to May 16, 1991) (Exhibit 4.4.1, 1992 NU Form 10-K, File No. 1-5324)

                          C.3.1.1 Tenth Supplemental Indenture dated as of May 1, 1991 between PSNH and First Fidelity Bank, National Association. (Exhibit 4.1, PSNH Current Report on Form 8-K dated February 10, 1992, File No. 1-6392)

                C.3.2 Series A (Tax Exempt New Issue) PCRB Loan and Trust Agreement dated as of May 1, 1991. (Exhibit 4.2, PSNH Current Report on Form 8-K dated February 10, 1992, File No. 1-6392)

                C.3.3 Series B (Tax Exempt Refunding) PCRB Loan and Trust Agreement dated as of May 1, 1991. (Exhibit 4.3, PSNH Current Report on Form 8-K dated February 10, 1992, File No. 1-6392)

                C.3.4 Series C (Tax Exempt Refunding) PCRB Loan and Trust Agreement dated as of May 1, 1991. (Exhibit 4.4, PSNH Current Report on Form 8-K dated February 10, 1992, File No. 1-6392)

                C.3.5 Series D (Taxable New Issue) Amended and Restated PCRB Loan and Trust Agreement dated as of April 1, 1999. (Exhibit 4.3.6, 1999 NU Form 10-K, File No.
                          1-5324)

                          C.3.5.1 Third Series D Letter of Credit and Reimbursement Agreement, dated April 14, 1999. (Exhibit 4.3.6.1, 1999 NU Form
                                    10-K, File No. 1-5324)

                C.3.6 Series E (Taxable New Issue) Amended and Restated PCRB Loan and Trust Agreement dated as of April 1, 1999. (Exhibit 4.3.7, 1999 NU Form 10-K, File No.
                          1-5324)

                          C.3.6.1 Third Series E Letter of Credit and Reimbursement Agreement dated April 14, 1999. (Exhibit 4.3.7.1, 1999 NU Form 10-K,
                                    File No. 1-5324)

        C.4     Western Massachusetts Electric Company

                C.4.1 First Mortgage Indenture and Deed of Trust between WMECO and Old Colony Trust Company (now The First National Bank of Boston), Trustee, dated as of August 1, 1954. (Exhibit 4.4.1, 1993 NU Form 10-K,
                          File No. 1-5324)

                Supplemental Indentures thereto dated as of:

                C.4.2     October 1, 1954.  (Exhibit 4.4.2, 1998 NU Form 10-K,
                          File No. 1-5324)

                C.4.3     March 1, 1967.  (Exhibit 4.4.3, 1997 NU Form 10-K,
                          File No. 1-5324)

                C.4.4     July 1, 1973.  (Exhibit 2.10, File No. 2-68808)

                C.4.5     December 1, 1992.  (Exhibit 4.15, File No. 33-55772)

                C.4.6     January 1, 1993.  (Exhibit 4.5.13, 1992 NU Form 10-K,
                          File No. 1-5324)

                C.4.7     March 1, 1994.  (Exhibit 4.4.12, 1993 NU Form 10-K,
                          File No. 1-5324)

                C.4.8     May 1, 1997.  (Exhibit 4.11, File No. 33-51185)

                C.4.9     July 1, 1997.  (Exhibit 4.4.10, 1997 NU form 10-K,
                          File No. 1-5324)

                C.4.10    May 1, 1998.  (Exhibit 4.4.10, 1998 NU Form 10-K,
                          File No. 1-5324)

                C.4.11    May 1, 1998.  (Exhibit 4.4.11, 1998 NU Form 10-K,
                          File No. 1-5324)

                C.4.12 Loan Agreement between Connecticut Development Authority and WMECO (Pollution Control Bonds - Series A, Tax Exempt Refunding) dated as of September 1, 1993. (Exhibit 4.4.13, 1993 NU Form 10-K, File No. 1-5324)

        C.5     North Atlantic Energy Corporation

                C.5.1 First Mortgage Indenture and Deed of Trust between NAEC and United States Trust Company of New York, Trustee, dated as of June 1, 1992. (Exhibit 4.6.1, 1992 NU Form 10-K, File No. 1-5324)

                C.5.2 Term Credit Agreement dated as of November 9, 1995. (Exhibit 4.5.2, 1995 NU Form 10-K, File No. 1-5324)

        C.6     Northeast Nuclear Energy Company

                C.6.1 Millstone Technical Building Note Agreement dated as of December 21, 1993, by and between The Prudential Insurance Company of America and NNECO. (Exhibit 10.28, 1993 NU Form 10-K, File No. 1-5324)

        C.7     Holyoke Water Power Company

                C.7.1     Loan Agreement between City of Holyoke,
                          Massachusetts, acting by and through its Industrial Development Financing Authority, and Holyoke Water Power Company, dated as of November 1, 1988 (Pollution Control Bonds). (Exhibit C.4.8, 1989 NU Form U5S, File No. 30-246)

                C.7.2 Loan and Trust Agreement between Massachusetts Industrial Finance Authority and Holyoke Water Power Company, dated as of December 1, 1992. (Exhibit C.7.2, 1992 NU Form U5S, File No. 30-246)

                C.7.3 Loan Agreement between Massachusetts Industrial Finance Authority and Holyoke Water Power Company, dated as of December 1, 1990 (Pollution Control Bonds). (Exhibit C.4.3, 1990 NU Form U5S, File No. 30-246)

        C.8     The Rocky River Realty Company

                C.8.1 Note Agreement dated as of June 1, 1973, by and between The Rocky River Realty Company (RRR) and the Purchasers named therein (the 7-7/8% Note Agreement), including the Several Guarantee of CL&P, HELCO, and WMECO of RRR's 7-7/8% Note Agreement. (File No. 70-4637)

                C.8.2 Note Agreement dated April 14, 1992, by and between The Rocky River Realty Company (RRR) and Purchasers named therein (Connecticut General Life Insurance Company, Life Insurance Company of North America, INA Life Insurance Company of New York, Life Insurance Company of Georgia), with respect to RRR's sale of $15 million of guaranteed senior secured notes due 2007 and $28 million of guaranteed senior secured notes due 2017. (Exhibit 10.52, 1992 NU Form 10-K, File No. 1-5324)

                C.8.3 Amendment to Note Agreement, dated September 26, 1997. (Exhibit 10.3.1, 1997 NU Form 10-K, File No.
                          1-5324)

                C.8.4 Note Guaranty dated April 14, 1992 by Northeast Utilities pursuant to Note Agreement dated April 14, 1992, between RRR and Note Purchasers, for the benefit of The Connecticut National Bank as Trustee, the Purchasers and the owners of the notes.
                          (Exhibit 10.52.1, 1992 NU Form 10-K, File No. 1-5324)

                C.8.5 Extension of Note Guaranty, dated September 26, 1997. (Exhibit 10.31.2.1, 1997 NU Form 10-K, File
                          No. 1-5324)

                C.8.6 Assignment of Leases, Rents and Profits, Security Agreement and Negative Pledge, dated as of April 14, 1992, among RRR, NUSCO and The Connecticut National Bank as Trustee, securing notes sold by RRR pursuant to April 14, 1992, Note Agreement. (Exhibit 10.52.2, 1992 NU Form 10-K, File No. 1-5324)

                C.8.7 Modification of and Confirmation of Assignment of Leases, Rents and Profits, Security Agreement and Negative Pledge, dated as of September 26, 1997. (Exhibit 10.31.3.1, 1997 NU Form 10-K, File No. 1-5324)

                C.8.8 Purchase and Sale Agreement, dated July 28, 1997, by and between RRR and the Sellers and Purchasers named therein. (Exhibit 10.31.4, 1997 NU Form 10-K, File No. 1-5324)

                C.8.9 Purchase and Sale Agreement, dated September 26, 1997, by and between RRR and the Purchaser named therein. (Exhibit 10.31.5, 1997 NU Form 10-K, File No. 1-5324)

        C.9     Southwest HEC Energy Services, L.L.C.

                C.9.1 Promissory Note of Southwest HEC Energy Services, L.L.C. to Arizona Public Service Company, dated December 7, 1995. (Exhibit C.9.1, 1995 NU Form U5S, File No. 30-246)

        C.10    CL&P Receivables Corporation

                C.10.1 Receivables Purchase and Sale Agreement (CL&P and CL&P Receivables Corporation), dated as of September 30, 1997. (Exhibit 10.49, 1997 NU Form 10-K, File No. 1-5324)

                C.10.2 Amendment to Exhibit C.10.1 dated September 29, 1998. (Exhibit 10.49.1, 1998 NU Form 10-K, File
                          No. 1-5324)


        *       C.10.3    Amendment to Exhibit C.10.1 dated September 29,
                          1999.

                C.10.4 Purchase and Contribution Agreement (CL&P and CL&P Receivables Corporation), dated as of September 30, 1997. (Exhibit 10.49.1, 1997 NU Form 10-K, File
                          No. 1-5324)

        C.11    WMECO Receivables Corporation

                C.11.1 Receivables Purchase Agreement (WMECO and WMECO Receivables Corporation), dated as of May 22, 1997. (Exhibit No. 10.50, 1997 NU Form 10-K, File No. 1-5324)

                C.11.2 Purchase and Sale Agreement (WMECO and WMECO Receivables Corporation), dated as of May 22, 1997. (Exhibit No. 10.50.1, 1997 NU Form 10-K, File No. 1-5324)

 D.     TAX ALLOCATION AGREEMENTS

        D.1 Amended and Restated Tax Allocation Agreement, dated as of January 1, 1990. (Exhibit D, 1994 NU Form U5S, File No. 30-246)

        D.2 First Amendment, dated as of October 26, 1998, to the Amended and Restated Tax Allocation Agreement, dated as of January 1, 1990. (Exhibit D, Amendment No. 2 to 1997 NU Form U5S, File No. 30-246)

*       D.3     Second Amendment, dated as of March 1, 2000, to the Amended and
                Restated Tax Allocation Agreement, dated as of January 1, 1990.

*G.     FINANCIAL DATA SCHEDULES

        G.1     Financial Data Schedule of NU.

        G.2     Financial Data Schedule of CL&P.

        G.3     Financial Data Schedule of WMECO.

        G.4     Financial Data Schedule of PSNH.

        G.5     Financial Data Schedule of NAEC.

        G.6     Financial Data Schedule of HWP.

        G.7     Financial Data Schedule of HP&E.




EXHIBIT B.15.1


                     NU ENTERPRISES, INC.

                     CERTIFICATE OF INCORPORATION



     The undersigned incorporator hereby forms a corporation under the Business Corporation Act of the State of Connecticut:

     Article I.  The name of the corporation is:  NU Enterprises, Inc.

     Article II. There shall be one class of capital stock, designated "Common Stock" and having a par value of $1.00 per share, of which there shall be a total of 20,000 authorized shares.

     Article III. The name and business address of initial registered agent is as follows:

          Theresa H. Allsop
          107 Selden Street
          Berlin, CT   06037

    The residence address of the initial registered agent is as follows:

          1833 Asylum Avenue
          West Hartford, CT  06117

     The initial registered agent hereby accepts appointment:

                         Theresa H. Allsop

    Article IV. The Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms need not require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

    The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    No lawful repeal or modification of this article or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.


   Dated this 28th day of December, 1998.


                                          Tracy A. DeCredico
                                          107 Selden Street
                                          Berlin, CT  06037








EXHIBIT B.15.2












                              NU ENTERPRISES, INC.


                                    BY-LAWS























                                                   Adopted January 4, 1999






                              NU ENTERPRISES, INC.

                                    BY-LAWS

                                   ARTICLE I

                            MEETINGS OF SHAREHOLDERS


Section 1. Meetings of the shareholders may be held at such place either within or without the State of Connecticut as may be designated by the Board of Directors.

Section 2. The Annual Meeting of Shareholders for the election of Directors and the transaction of such other business as may properly be brought before the meeting shall be held in each year on the day and at the hour designated by the Board of Directors.

Section 3. Notice of all annual and special meetings of shareholders, stating the day, hour and place thereof, shall be given by a written or printed notice, delivered or sent by mail, at least ten days but not more than sixty days prior to the meeting, to each shareholder of record on the books of the Company and entitled to vote at such meeting, at the address appearing on such books, unless such shareholder shall waive notice or be in attendance at the meeting. Notice of a special meeting of shareholders shall state also the general purpose or purposes of such meeting and no business other than that of which notice has been so given shall be transacted at such meeting.

Section 4. At all meetings of shareholders each share of common stock entitled to vote, and represented in person or by proxy, shall be entitled to one vote.

Section 5. The Board of Directors may fix a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days immediately preceding the date of such meeting. In such case only such shareholders or their legal representatives as shall be shareholders on the record date so fixed shall be entitled to such notice and to vote at such meeting or any adjournment thereof, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

Section 6. Any action which may be taken at a meeting of shareholders may be taken by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.


                                 ARTICLE II

                                 DIRECTORS

Section 1. The business, property and affairs of the Company shall be managed by a Board of not less than three nor more than sixteen Directors. Notwithstanding the foregoing, the business, property and affairs of the Company shall be managed by a Board of one Director, if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. Within these limits, the number of positions on the Board of Directors for any year shall be the number fixed by resolution of the shareholders or of the Board of Directors, or, in the absence of such a resolution, shall be the number of Directors elected at the preceding Annual Meeting of Shareholders. The Directors so elected shall continue in office until their successors have been elected and qualified, except that a Director shall cease to be in office upon his death, resignation, lawful removal or court order decreeing that he is no longer a Director in office.

Section 2. The Board of Directors shall have power to fill vacancies that may occur in the Board, or any other office, by death, resignation or otherwise, by a majority vote of the remaining members of the Board, and the person so chosen shall hold the office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified.

Section 3. The Board of Directors shall have power to employ such and so many agents and factors or employees as the interests of the Company may require, and to fix the compensation and define the duties of all of the officers, agents, factors and employees of the Company. All the officers, agents, factors and employees of the Company shall be subject to the order of said Board, shall hold their offices at the pleasure of said Board, and may be removed at any time by said Board at its discretion.

Section 4. The Board of Directors shall have power to fix from time to time the compensation of the Directors and the method of payment thereof.

Section 5. Any one or more Directors may be removed from office at any time with or without any showing of cause by affirmative vote of the holders of a majority of the Company's issued and outstanding shares entitled to vote.



                                  ARTICLE III

                              MEETINGS OF DIRECTORS

Section 1. A regular meeting of the Board of Directors shall be held annually, without notice, directly following the Annual Meeting of Shareholders, for the election of officers and the transaction of other business.

Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may from time to time determine and fix by resolution. Special meetings of the Board may be held at any place upon call of the Chairman (if there be one) or the President, or, in the event of the absence or inability of either to act, of a Vice President, or upon call of any three or more directors.

Section 3. Oral or written notice of the time and place of each special meeting of the Board of Directors shall be given to each director personally, by telephone, voice mail or other electronic means, or by mail at his last-known post office address, at least twenty-four hours prior to the time of the meeting; provided that any director may waive such notice in writing or by attendance at such meeting.

Section 4.  One-third of the directorships as fixed in accordance with
Article II, Section 1 of these By-Laws shall constitute a quorum, except that no quorum shall consist of less than two Directors. Notwithstanding the foregoing, a quorum shall consist of one Director if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. A number less than a quorum may adjourn from time to time until a quorum is present. In the event of such an adjournment, notice of the adjourned meeting shall be given to all Directors.

Section 5. Except as otherwise provided by these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors.

Section 6. Any resolution in writing concerning action to be taken by the Company, which resolution is approved and signed by all of the Directors, severally or collectively, whose number shall constitute a quorum for such action, shall have the same force and effect as if such action were authorized at a meeting of the Board of Directors duly called and held for that purpose, and such resolution, together with the Directors' written approval thereof, shall be recorded by the Secretary in the minute book of the Company.

Section 7. A Director or a member of a committee of the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in a meeting in such manner shall constitute presence in person at such meeting.


                                ARTICLE IV

                                OFFICERS

Section 1. At its annual meeting the Board of Directors shall elect a President, a Secretary, a Treasurer and, if the Board shall so determine, a Chairman, each of whom shall, subject to the provisions of Article IV,
Section 3, hold office until the next annual election of officers and until his successor shall have been elected and qualified. Any two or more offices may be held by the same person except that the offices of the President and Secretary may not be simultaneously held by the same person. The Board shall also elect at such annual meeting, and may elect at any regular or special meeting, such other officers as may be required for the prompt and orderly transaction of the business of the Company, and each such officer shall have such authority and shall perform such duties as may be assigned to him from time to time by the Board of Directors. Any vacancy occurring in any office may be filled at any regular meeting of the Board or at any special meeting of the Board held for that purpose.

Section 2. In addition to such powers and duties as these By-Laws and the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall have the powers and perform the duties which by law and general usage appertain to his particular office.

Section 3. Any officer may be removed, with or without cause, at any time by the Board in its discretion. Vacancies among the officers by reason of death, resignation, removal (with or without cause) or other reason shall be filled by the Board of Directors.


                                 ARTICLE V

                                 CHAIRMAN

Section 1. The Chairman, if such office shall be filled by the Directors, shall, when present, preside at all meetings of said Board and of the shareholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                                 ARTICLE VI

                                 PRESIDENT

Section 1. The President shall be responsible for the general supervision, direction and control of the business and affairs of the Company. If the Chairman shall be absent or unable to perform the duties of his office, or if the office of the Chairman shall not have been filled by the Directors, the President shall preside at meetings of the Board of Directors and of the stockholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                                 ARTICLE VII

                                 SECRETARY

Section 1. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall give notice of all meetings of the shareholders and of said Board. He shall record all votes taken at such meetings. He shall be custodian of all contracts, leases, assignments, deeds and other instruments in writing and documents not properly belonging to the office of the Treasurer, and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

Section 2. The Secretary shall have the custody of the Corporate Seal of the Company and shall affix the same to all instruments requiring a seal except as otherwise provided in these By-Laws.


                             ARTICLE VIII

                        ASSISTANT SECRETARIES

Section 1. One or more Assistant Secretaries shall perform the duties of the Secretary if the Secretary shall be absent or unable to perform the duties of his office. The Assistant Secretaries shall perform such additional duties as may be assigned to them from time to time by the Board of Directors, the Chairman, the President or the Secretary.


                              ARTICLE IX

                              TREASURER

Section 1. The Treasurer shall have charge of all receipts and disbursements of the Company, and shall be the custodian of the Company's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the Company from any source whatever, and give full discharge for the same, and to endorse checks, drafts and warrants in its name and on its behalf. He shall sign all checks, notes, drafts and similar instruments, except as otherwise provided for the Board of Directors.

Section 2. The Treasurer shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.


                                ARTICLE X

                           ASSISTANT TREASURERS

Section 1. One or more Assistant Treasurers shall perform the duties of the Treasurer if the Treasurer shall be absent or unable to perform the duties of his office. The Assistant Treasurers shall perform such additional duties as may assigned to them form time to time by the Board of Directors, the Chairman, the President or the Treasurer.


                               ARTICLE XI

                               COMMITTEES

Section 1. The Board of Directors may designate two or more Directors to constitute an executive committee or other committees, which committees shall have and may exercise all such authority of the Board of Directors as shall be provided in such resolution, subject to those powers expressly reserved to the Board of Directors under Connecticut law. At the time of such appointment, the Board of Directors may also appoint, in respect to each member of any such committee, another Director to serve as his alternate at any meeting of such committee which such member is unable to attend. Each alternate shall have, during his attendance at a meeting of such committee, all the rights and obligations of a regular member thereof. Any vacancy on any such committee or among alternate members thereof may be filled by the Board of Directors.


                                ARTICLE XII

                             STOCK CERTIFICATES

Section 1. All stock certificates may bear the manual or facsimile signatures of the President or any Vice President and the Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary and a seal of the Company or its facsimile.


                                ARTICLE XIII

                               CORPORATE SEAL

Section 1. The corporate seal of the Company shall be circular in form with the name of the Company inscribed therein.


                                ARTICLE XIV

                                AMENDMENTS

Section 1. These by-laws may be altered, amended, added to or repealed from time to time by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the shareholders called for the purpose or by an affirmative vote of Directors holding a majority of the number of directorships at any meeting of the Board of Directors called for the purpose.





EXHIBIT B.16.2





                                      HEC INC.



                                      BY-LAWS











                                               Amended June 30, 1999





                                B Y - L A W S

                                     Of

                                  HEC Inc.



                                 ARTICLE I

                                STOCKHOLDERS


Section 1. Annual Meeting. The annual meeting of the stockholders of this corporation shall be held during the month of April, May or June in each year on such day and at such hour, as the Board of Directors may from time to time determine. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization (herein used to refer to the Articles of Organization as amended from time to time) or by these By-Laws (herein used to refer to these By-Laws as amended from time to time), may be specified by the directors or the President. In the event an annual meeting is not so held, a special meeting in lieu of the annual meeting may be held with all the force and effect of an annual meeting. Such special meeting shall be called in the manner and as provided for special stockholders' meetings.

Section 2. Special Meetings. Special meetings of the stockholders shall be held whenever called by the President, or a majority of the Board of Directors then in office, or whenever called in any other manner as provided by law.

Section 3. Place of Stockholders' Meetings. Each meeting of the stockholders, annual or special, shall be held at such place either within or outside the Commonwealth of Massachusetts as may be designated by the directors.

Section 4. Notice of Stockholders' Meetings. A written notice of all meetings of stockholders stating the place, date and hour thereof and the purposes for which the meeting is to be held shall be given by the Clerk, or an Assistant Clerk, or in case of his or her death, absence, incapacity or refusal, by any other person designated by the Board of Directors, at least seven days before the meeting, or such longer period before the meeting as may be required by law, to each stockholder entitled to vote thereat, and to each stockholder who under the Articles of Organization or these By-Laws is entitled to such notice, by leaving such notice with such stockholder or at his or her residence or usual place of business or by mailing it, postage prepaid, and addressed to such stockholder at his or her address as it appears on the books of the corporation.

Section 5. Waiver of Notice. Notice of the place, date, hour or purposes of any annual or special meeting of the stockholders need not be given to any stockholder entitled to notice thereof, if such stockholder executes before or after the meeting a written waiver of notice that is filed with the records of the meeting.

Section 6. Quorum; Adjournment. At any meeting of the stockholders, a quorum with respect to each matter shall consist of the presence in person or by proxy of the holders of record of a majority in interest, or such greater percentage in interest as may be required by law, the Articles of Organization or these By-Laws to take action with respect to such matter, of
(i) all stock issued, outstanding and entitled to vote on such matter at such meeting, and (ii) all stock of each class and series issued, outstanding and entitled by law, the Articles of Organization or these By-Laws to vote as a separate class or series on such matter at such meeting. Whether or not a quorum is present, the holders of record of a majority in interest of the capital stock of the corporation at that time issued, outstanding and entitled to vote who are present in person or by proxy at a meeting or, if no such holder is present in person or by proxy, any officer entitled to preside or act as Clerk of such meeting may adjourn the meeting to a future date from time to time. In the event of such adjournment of a meeting at which a quorum is present, the meeting may be held as adjourned without further notice if the date, time and place to which the meeting is adjourned are announced before adjournment.


                                    ARTICLE II
                                BOARD OF DIRECTORS

Section 1. Number of Directors and Qualifications. A Board of Directors (divided into classes if required by the Articles of Organization or these By-Laws) shall be elected at the annual meeting of the stockholders or at any meeting held in lieu thereof as herein before provided. The stockholders shall at such meeting determine the number of directors to be elected, but such number shall be not less than three, except that whenever there shall be only two stockholders the number of directors may be not less than two and whenever there shall be only one stockholder or prior to the issuance of any stock the number of directors may be not less than one. For purposes of this section, stock held in the name of two or more persons shall be deemed to be held by a single stockholder. The stockholders may at a special meeting held for the purpose during any year increase or decrease the number of directors. The directors may, by a vote of a majority then in office, increase the number of directors. Subject to the provisions of this Article II, each director shall serve until the next annual meeting of stockholders or any meeting held in lieu thereof as herein before provided and until his or her successor is duly chosen and qualified.

Section 2. Vacancies. Vacancies in the Board of Directors, however occurring, including a vacancy resulting from the enlargement of the Board, may be filled by a vote of a majority of the directors then in office.

Section 3. Powers of Directors. The business of the corporation shall be managed by the Board of Directors. In the management and control of the property, business, and affairs of the corporation, the Board of Directors may exercise all the powers of the corporation except such as are conferred by law or these By-Laws or the Articles of Organization upon the stockholders.

Section 4. Executive and Other Committees. The Board of Directors may elect from its members an Executive Committee and any other Committee or Committees, each having such number of directors as the Board of Directors shall determine. Members of all such Committees shall serve during the pleasure of the Board of Directors. The Board of Directors shall elect or appoint a Chairman of each such Committee. In the event that any member of a Committee shall cease to be a director of the corporation for any reason, such member shall forthwith cease to be a member of such Committee. To the fullest extent permitted by law, the Executive Committee shall, during the intervals between meetings of the Board of Directors, possess and may exercise, subject to such specific directions or limitations, if any, as may be given or imposed by the Board of Directors, all the powers of the Board of Directors, including, without limitation, the management of the current and ordinary business of the corporation, the authorization of the execution on behalf of the corporation of contracts, deeds and other legal instruments with or without the corporate seal, the issuance of capital stock and all the powers of the Board of Directors stated in these By-Laws other than the power to alter or repeal these By-Laws and other powers the delegation of which is expressly forbidden by law. Any other Committee shall possess and may exercise any powers of the Board of Directors expressly delegated to such Committee by the Board of Directors, other than those powers the delegation of which is expressly forbidden by law. All action taken by a Committee shall be subject to revision or alteration by the Board of Directors; provided that no rights or acts of third parties shall be affected by any such revision or alteration. Each Committee shall fix its own rules of procedure, shall meet as provided by such rules or by resolution of the Board of Directors, and shall keep records of its actions and proceedings, which records shall be made available for examination by the Board of Directors. A majority of the members of a Committee shall constitute a quorum and, in every case where a quorum is present, the affirmative vote of a majority of the members of such Committee present at any meeting shall be necessary for the adoption of any resolution by such Committee.

Section 5. Directors' Meetings. Regular meetings of the Board of Directors may be held in such places, on such dates and at such times as the Board may determine. A regular meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of the stockholders or any meeting held in lieu thereof as herein before provided.

Section 6. Special Meetings. Special meetings of the Board of Directors may be held at any time or place whenever called by the President or a director. Written or printed notice of the place, date and hour of each such special meeting shall be given by the Clerk, Assistant Clerk, President or director calling the meeting to each director at least two business days before such meeting; delivering by hand, sending by overnight delivery service or overnight mail, fees and postage prepaid, or transmitting by telegram, telecopy or telex a writing containing such notice to the director's residence or usual place of business at least two business days before such meeting; or orally communicating such notice to the director by telephone or in person at least twenty-four hours before such meeting.

Section 7. Waiver of Notice. Notice of a meeting need not be given to any director who executes, before or after the meeting, a written waiver of notice that is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her.

Section 8. Quorum. One-third of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Whether or not a quorum is present, a majority of the directors present at a meeting may adjourn the meeting to a future date from time to time, and the meeting may be held as adjourned without further notice if a quorum is then present and the date, time and place to which the meeting is adjourned are announced before adjournment. Except as otherwise required by law, the Articles of Organization or these By-Laws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Participation in Meeting. Any member of the Board of Directors or any Committee may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

Section 10. Consent in Lieu of Directors Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any Committee may be taken without a meeting if a majority of the directors or a majority of the members of such Committee consent to the action in writing and the written consents are filed with the records of the meetings of directors or of such Committee. Such consents shall be treated for all purposes as a vote at a meeting.

Section 11. Removal. Any director, including a director elected by directors to fill a vacancy in the Board of Directors, may be removed from office with or without cause by the vote of a majority of the directors then in office. A director may be removed for cause only after being afforded reasonable notice and an opportunity to be heard before the body proposing to remove him or her.

Section 12. Resignation. Any director of the corporation may resign by delivering or causing to be delivered to the President, the Clerk or an Assistant Clerk, a written resignation, which shall take effect on being so delivered or at such other time as may be therein specified.

Section 13. Compensation. The compensation of all directors as directors (if any) may be fixed by the Board of Directors.


                                   ARTICLE III
                                     OFFICERS

Section 1. Principal Officers - Election Thereof - Eligibility. The officers of the corporation shall be a President, a Treasurer, a Clerk, one or more Assistant Clerks, and a Chairman of the Board and such other officers as the Board of Directors may elect or appoint. The President, Treasurer, Clerk and one or more Assistant Clerks shall be elected by the directors at their first regular meeting following the annual meeting of the stockholders or any meeting held in lieu thereof as herein before provided. Subject to the provisions of this Article III, the President, the Treasurer, the Clerk and one or more Assistant Clerks shall each hold office until the first regular meeting of the Board of Directors following the next annual meeting of the stockholders or any meeting held in lieu thereof as herein before provided and until his or her successor is duly elected and qualified. The Clerk shall be a resident of the Commonwealth of Massachusetts unless the corporation has a resident agent appointed for the purpose of service of process. The same person may occupy two or more offices in the corporation.

Section 2. Additional Officers and Agents. The Board of Directors in its discretion may appoint one or more additional officers or agents of the corporation, from time to time or at any time it may deem advisable, and may prescribe their powers and duties and the terms of their offices. Any officer or agent of the corporation appointed by the directors pursuant hereto shall, subject to the provisions of this Article III, hold office until the first regular meeting of the Board of Directors following the next annual meeting of stockholders or any meeting held in lieu thereof as herein before provided and until his or her successor is duly appointed and qualified.

Section 3. Removal. Officers elected or appointed by the Board of Directors may be removed from their respective offices with or without cause by vote of a majority of the directors then in office.

Section 4. Resignation. Any officer may resign by delivering or causing to be delivered to the President or the Clerk a written resignation, which shall take effect on being so delivered or at such other time as may be therein specified.

Section 5. Vacancies. Vacancies in any office, however occurring, may be filled by the Board of Directors.

Section 6. Compensation. The compensation of officers may be fixed by the Board of Directors.

Section 7. Delegation of Authority of Officers. The Board of Directors may at any time delegate the powers and duties, or any of them, of any officer to any other officer or to a committee of officers.


                               ARTICLE IV
                INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. Definitions. For purposes of this Article IV, the following terms shall have the following meanings:

"Indemnitee" means any person who serves or has served as a director or officer of the corporation;

"Proceeding" means any action, suit or proceeding, whether civil, criminal or investigatory, brought or threatened in or before any court, tribunal, or administrative or legislative body or agency; and

"Expense" means any liability fixed by a judgment, order, decree or award in a Proceeding, any liability reasonably incurred in connection with the settlement of a Proceeding and any professional fees and other expenses reasonably incurred in connection with a Proceeding or the settlement thereof.

Section 2. General. Except as otherwise expressly provided by this Article IV, the corporation shall indemnify each Indemnitee and his or her heirs and personal representatives against all Expenses incurred by any of them in connection with any Proceeding in which any of them is involved as a result of such Indemnitee's serving or having served as a director or officer of the corporation or, at the request of the corporation, as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan.

No indemnification shall be provided to an Indemnitee or his or her heirs or personal representatives with respect to any matter as to which it shall have been adjudicated in any Proceeding that (i) such Indemnitee did not act in good faith in the reasonable belief that his or her action was in the best interest of the corporation or, to the extent that such matter related to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan, or the actions of such Indemnitee involved intentional misconduct or a knowing violation of law, (ii) the Indemnitee breached his or her duty of loyalty to the corporation or its stockholders, or (iii) such Indemnitee derived an improper personal benefit. In addition, the liability of an Indemnitee shall not be eliminated or limited under section sixty-one or sixty-two of chapter one hundred and fifty-six B of the General Laws of Massachusetts.

Notwithstanding any other provision of this Article IV, an Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV with respect to acts or omissions occurring during any period in which such Indemnitee was not a director of the corporation except to the extent expressly approved by vote of the Board of Directors of the corporation.

Indemnification under this Article IV shall include, but shall not be limited to, payment by the corporation of Expenses incurred by an Indemnitee or his or her heirs or personal representatives in defending a Proceeding in advance of the final disposition of such Proceeding; provided, however, that the corporation has first received an undertaking from such Indemnitee, or such heirs or personal representatives, to repay to the corporation all such advance payments if such Indemnitee, heir or personal representative shall be adjudicated in any Proceeding to be not entitled to such indemnification under this Article IV.

An Indemnitee and his or her heirs and personal representatives shall be entitled to indemnification under this Article IV against all Expenses incurred by any of them in connection with any Proceeding initiated by any of them in which any of them successfully enforces his or her right to indemnification under this Article IV (an "Enforcement Proceeding").

An Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV against Expenses incurred by any of them in connection with any Proceeding initiated by any of them other than an Enforcement Proceeding unless the initiation of such Proceeding was expressly approved in advance by vote of the Board of Directors of the corporation.

In any Enforcement Proceeding, and in any other Proceeding which involves, or in which is sought, a determination as to whether or not an Indemnitee or any of his or her heirs and personal representatives is entitled to indemnification under this Article IV, the party or parties seeking a determination that he or she is not so entitled shall bear the burden of proving the same.

Nothing in this Article IV shall limit any lawful rights to indemnification existing independently of this Article IV. Nothing in this Article IV shall be construed as limiting in any manner the power of the Board of Directors of the corporation to provide indemnification to any person who is not a director of the corporation and who serves as an officer, employee or other agent of the corporation, who serves at the corporation's request as a director, officer, employee or other agent of another organization or who serves at the corporation's request in any capacity with respect to any employee benefit plan.

This Article IV shall be deemed for all purposes to constitute a written agreement between the corporation and each Indemnitee that may be altered, amended or repealed in accordance with Article X of these By-Laws, provided that no alteration, amendment or repeal of this Article IV shall adversely affect the rights and protection afforded to an Indemnitee and his or her heirs and personal representatives under this Article IV for acts or omissions occurring before such alteration, amendment or repeal.


                                  ARTICLE V
                            CHAIRMAN OF THE BOARD


The Chairman of the Board, if such office shall be provided for and filled by the Directors, shall preside when present at all meetings of the Board of Directors and may preside at meetings of the stockholders. He shall exercise such powers and perform such duties as shall be assigned to or required of him from time to time by the Board of Directors.


                                  ARTICLE VI
                                  PRESIDENT


In the absence of the Chairman of the Board, if such office has been provided for an filled by the Directors, the President shall preside at all meetings of the stockholders at which he or she may be present.

In the absence or disability of the President, or in case of an unfilled vacancy in that office, the Board of Directors may designate a Vice-President or other officer of the corporation to perform the duties and exercise the powers of the President.


                                 ARTICLE VII
                                  TREASURER


The Treasurer shall have responsibility for the care and custody of the funds and books of account of the corporation and shall have and exercise all the powers and duties commonly incident to such office. The Treasurer may endorse for deposit or collection all checks, notes, drafts and instruments for the payment of money, payable to the corporation or to its order. He or she shall cause to be kept accurate books of account of all monies received and paid on account of the corporation.


If required by the Board of Directors, the Treasurer shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of such office and for the restoration to the corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all the corporation's books, papers, vouchers, money and other property of whatever kind in possession or under control of the Treasurer.


                                  ARTICLE VIII
                             CLERK AND ASSISTANT CLERK


The Clerk shall keep accurate records of all meetings and actions of the stockholders and shall perform all the duties commonly incident to such office and shall perform such other duties and have such other powers as the Board of Directors shall from time to time designate or as may be otherwise provided for in these By-Laws. The Clerk shall act as Secretary to the Board of Directors and keep accurate records of all its meetings and actions. An Assistant Clerk shall have all the powers of the Clerk except as specifically limited by a vote of the Board of Directors. In the absence of the Clerk and any Assistant Clerk, a Clerk Pro Tempore may be elected or appointed by the directors to perform the Clerk's duties.


                                  ARTICLE IX
                                 CAPITAL STOCK

The Board of Directors shall have authority, without first offering the same or any part of the same to any present or future stockholders for subscription, to issue the whole or any part of any unissued capital stock from time to time authorized under the Articles of Organization of this corporation to such persons, firms, corporations or other organizations, in such manner and amounts, for such consideration or considerations permitted by law and upon such other terms and conditions permitted by law as the directors may in their discretion from time to time determine. No stockholders shall have any pre-emptive rights to acquire stock of the corporation.


                                  ARTICLE X
                                     SEAL


The corporation may have a seal, which shall consist of a flat-faced circular die with the name of the corporation, the year of incorporation, and the word "Massachusetts" cut or engraved thereon.


                                  ARTICLE XI
                                  AMENDMENTS


These By-Laws may be altered, amended, or repealed by the stockholders at any annual or special meeting of the stockholders. If permitted by the Articles of Organization, these By-Laws may be altered, amended or repealed by the Board of Directors at any regular or special meeting of the Board of Directors, except with respect to any alteration, amendment or repeal that by law, the Articles of Organization or these By-Laws requires action by the stockholders; provided, however, that any By-Laws adopted by the Board of Directors may be amended or repealed by the stockholders. Notice of any such alteration, amendment, or repeal shall be contained in the notice or waiver of notice of such meeting. Not later than the time of giving notice of the meeting of stockholders next following the making, altering, amending or repealing by the directors of any By-Law, notice stating the substance thereof shall be given to all stockholders entitled to vote on amending these By-Laws.




EXHIBIT B.17.2

                      The Commonwealth of Massachusetts
                      William Francis Galvin
                        Secretary of the Commonwealth
         One Ashburton Place, Boston, Massachusetts 02108-1512

                     ARTICLES OF AMENDMENT
              (General Laws, Chapter 156B, Section 72)

We, Thomas W. Philbin, "President" and Linda A. Jensen, "Clerk" of HEC International Corporation,
(Exact name of corporation)

located at 24 Prime Parkway, Natick, MA 01760,
(Street address of corporation in Massachusetts)

certify that these Articles of Amendment affecting articles numbered:

                                 1

(Number those articles 1, 2, 3, 4, 5 and/or 6 being amended)

of the Articles of Organization were duly adopted at a meeting held on July 8, 1999, by vote of:

100 shares of Common Stock of  100 shares outstanding.
           (type, class & series, if any)


1** being at least a majority of each type, class or series outstanding and entitled to vote thereon





*Delete the inapplicable words.	**Delete the inapplicable clause.
1 For amendments adopted pursuant to Chapter 156B, Section 70.
2 For amendments adopted pursuant to Chapter 156B.  Section 71.
Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on one side only of separate 8 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet so long as each article requiring each addition is clearly indicated



To change the number of shares and the par value (if any) of any type, class or series of stock which the corporation is authorized to issue, fill in the following:

The total presently authorized is:  n/a

WITHOUT PAR VALUE STOCKS             WITH PAR VALUE STOCKS
TYPE	NUMBER OF SHARES    TYPE     NUMBER OF SHARES    PAR VALUE

Common:                        Common:

Preferred:                    Preferred:


Change the total authorized to:  n/a


WITHOUT PAR VALUE STOCKS             WITH PAR VALUE STOCKS
TYPE	NUMBER OF SHARES    TYPE       NUMBER OF SHARES    PAR VALUE

Common:                   Common:

Preferred:                Preferred:


The corporation voted to change the name of the corporation to:

              SELECT ENERGY CONTRACTING, INC.


The foregoing amendment(s) will become effective when these Articles of Amendment are filed in accordance with General Laws, Chapter 156B, Section 6 unless these articles specify, in accordance with the vote adopting the amendment, a later effective date not more than thirty days after such filing, in which event the amendment will become effective on such later date.

Later effective date:                 .

SIGNED UNDER THE PENALTIES OF PERJURY, this 8th day of July, 1999,

/s/Thomas W. Philbin, "President"

/s/Linda A. Jensen, "Clerk"

     *Delete the inapplicable words.





EXHIBIT B.17.3











                           SELECT ENERGY CONTRACTING, INC.



                                     BY-LAWS





















                                                                Amended
                                                                June 30, 1999
                                                                July 9, 1999




                               B Y - L A W S

                                   Of

                       Select Energy Contracting, Inc.



                                ARTICLE I

                              STOCKHOLDERS


   Section 1. Annual Meeting. The annual meeting of the stockholders of this corporation shall be held during the month of April, May or June in each year on such day and at such hour, as the Board of Directors may from time to time determine. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization (herein used to refer to the Articles of Organization as amended from time to time) or by these By-Laws (herein used to refer to these By-Laws as amended from time to time), may be specified by the directors or the President. In the event an annual meeting is not so held, a special meeting in lieu of the annual meeting may be held with all the force and effect of an annual meeting. Such special meeting shall be called in the manner and as provided for special stockholders' meetings.

   Section 2. Special Meetings. Special meetings of the stockholders shall be held whenever called by the President, or a majority of the Board of Directors then in office, or whenever called in any other manner as provided by law.

   Section 3. Place of Stockholders' Meetings. Each meeting of the stockholders, annual or special, shall be held at such place either within or outside the Commonwealth of Massachusetts as may be designated by the directors.

   Section 4. Notice of Stockholders' Meetings. A written notice of all meetings of stockholders stating the place, date and hour thereof and the purposes for which the meeting is to be held shall be given by the Clerk, or an Assistant Clerk, or in case of his or her death, absence, incapacity or refusal, by any other person designated by the Board of Directors, at least seven days before the meeting, or such longer period before the meeting as may be required by law, to each stockholder entitled to vote thereat, and to each stockholder who under the Articles of Organization or these By-Laws is entitled to such notice, by leaving such notice with such stockholder or at his or her residence or usual place of business or by mailing it, postage prepaid, and addressed to such stockholder at his or her address as it appears on the books of the corporation.

   Section 5. Waiver of Notice. Notice of the place, date, hour or purposes of any annual or special meeting of the stockholders need not be given to any stockholder entitled to notice thereof, if such stockholder executes before or after the meeting a written waiver of notice that is filed with the records of the meeting.

   Section 6. Quorum; Adjournment. At any meeting of the stockholders, a quorum with respect to each matter shall consist of the presence in person or by proxy of the holders of record of a majority in interest, or such greater percentage in interest as may be required by law, the Articles of Organization or these By-Laws to take action with respect to such matter, of
(i) all stock issued, outstanding and entitled to vote on such matter at such meeting, and (ii) all stock of each class and series issued, outstanding and entitled by law, the Articles of Organization or these By-Laws to vote as a separate class or series on such matter at such meeting. Whether or not a quorum is present, the holders of record of a majority in interest of the capital stock of the corporation at that time issued, outstanding and entitled to vote who are present in person or by proxy at a meeting or, if no such holder is present in person or by proxy, any officer entitled to preside or act as Clerk of such meeting may adjourn the meeting to a future date from time to time. In the event of such adjournment of a meeting at which a quorum is present, the meeting may be held as adjourned without further notice if the date, time and place to which the meeting is adjourned are announced before adjournment.


                               ARTICLE II

                            BOARD OF DIRECTORS

   Section 1.  Number of Directors and Qualifications.  A Board of
Directors (divided into classes if required by the Articles of Organization or these By-Laws) shall be elected at the annual meeting of the stockholders or at any meeting held in lieu thereof as hereinbefore provided. The stockholders shall at such meeting determine the number of directors to be elected, but such number shall be not less than three, except that whenever there shall be only two stockholders the number of directors may be not less than two and whenever there shall be only one stockholder or prior to the issuance of any stock the number of directors may be not less than one. For purposes of this section, stock held in the name of two or more persons shall be deemed to be held by a single stockholder. The stockholders may at a special meeting held for the purpose during any year increase or decrease the number of directors. The directors may, by a vote of a majority then in office, increase the number of directors. Subject to the provisions of this
Article II, each director shall serve until the next annual meeting of stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly chosen and qualified.

   Section 2. Vacancies. Vacancies in the Board of Directors, however occurring, including a vacancy resulting from the enlargement of the Board, may be filled by a vote of a majority of the directors then in office.

   Section 3. Powers of Directors. The business of the corporation shall be managed by the Board of Directors. In the management and control of the property, business, and affairs of the corporation, the Board of Directors may exercise all the powers of the corporation except such as are conferred by law or these By-Laws or the Articles of Organization upon the stockholders.

   Section 4. Executive and Other Committees. The Board of Directors may elect from its members an Executive Committee and any other Committee or Committees, each having such number of directors as the Board of Directors shall determine. Members of all such Committees shall serve during the pleasure of the Board of Directors. The Board of Directors shall elect or appoint a Chairman of each such Committee. In the event that any member of a Committee shall cease to be a director of the corporation for any reason, such member shall forthwith cease to be a member of such Committee. To the fullest extent permitted by law, the Executive Committee shall, during the intervals between meetings of the Board of Directors, possess and may exercise, subject to such specific directions or limitations, if any, as may be given or imposed by the Board of Directors, all the powers of the Board of Directors, including, without limitation, the management of the current and ordinary business of the corporation, the authorization of the execution on behalf of the corporation of contracts, deeds and other legal instruments with or without the corporate seal, the issuance of capital stock and all the powers of the Board of Directors stated in these By-Laws other than the power to alter or repeal these By-Laws and other powers the delegation of which is expressly forbidden by law. Any other Committee shall possess and may exercise any powers of the Board of Directors expressly delegated to such Committee by the Board of Directors, other than those powers the delegation of which is expressly forbidden by law. All action taken by a Committee shall be subject to revision or alteration by the Board of Directors; provided that no rights or acts of third parties shall be affected by any such revision or alteration. Each Committee shall fix its own rules of procedure, shall meet as provided by such rules or by resolution of the Board of Directors, and shall keep records of its actions and proceedings, which records shall be made available for examination by the Board of Directors. A majority of the members of a Committee shall constitute a quorum and, in every case where a quorum is present, the affirmative vote of a majority of the members of such Committee present at any meeting shall be necessary for the adoption of any resolution by such Committee.

   Section 5. Directors' Meetings. Regular meetings of the Board of Directors may be held in such places, on such dates and at such times as the Board may determine. A regular meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided.

   Section 6.  Special Meetings.  Special meetings of the Board of
Directors may be held at any time or place whenever called by the President or a director. Written or printed notice of the place, date and hour of each such special meeting shall be given by the Clerk, Assistant Clerk, President or director calling the meeting to each director at least two business days before such meeting; delivering by hand, sending by overnight delivery service or overnight mail, fees and postage prepaid, or transmitting by telegram, telecopy or telex a writing containing such notice to the director's residence or usual place of business at least two business days before such meeting; or orally communicating such notice to the director by telephone or in person at least twenty-four hours before such meeting.

   Section 7. Waiver of Notice. Notice of a meeting need not be given to any director who executes, before or after the meeting, a written waiver of notice that is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her.

   Section 8. Quorum. One-third of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Whether or not a quorum is present, a majority of the directors present at a meeting may adjourn the meeting to a future date from time to time, and the meeting may be held as adjourned without further notice if a quorum is then present and the date, time and place to which the meeting is adjourned are announced before adjournment. Except as otherwise required by law, the Articles of Organization or these By-Laws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

   Section 9. Participation in Meeting. Any member of the Board of Directors or any Committee may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

   Section 10. Consent in Lieu of Directors Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any Committee may be taken without a meeting if a majority of the directors or a majority of the members of such Committee consent to the action in writing and the written consents are filed with the records of the meetings of directors or of such Committee. Such consents shall be treated for all purposes as a vote at a meeting.

   Section 11. Removal. Any director, including a director elected by directors to fill a vacancy in the Board of Directors, may be removed from office with or without cause by the vote of a majority of the directors then in office. A director may be removed for cause only after being afforded reasonable notice and an opportunity to be heard before the body proposing to remove him or her.

   Section 12. Resignation. Any director of the corporation may resign by delivering or causing to be delivered to the President, the Clerk or an Assistant Clerk, a written resignation, which shall take effect on being so delivered or at such other time as may be therein specified.

   Section 13. Compensation. The compensation of all directors as directors (if any) may be fixed by the Board of Directors.


                                ARTICLE III
                                 OFFICERS

   Section 1. Principal Officers - Election Thereof - Eligibility. The officers of the corporation shall be a President, a Treasurer, a Clerk, one or more Assistant Clerks, and a Chairman of the Board and such other officers as the Board of Directors may elect or appoint. The President, Treasurer, Clerk and one or more Assistant Clerks shall be elected by the directors at their first regular meeting following the annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided. Subject to the provisions of this Article III, the President, the Treasurer, the Clerk and one or more Assistant Clerks shall each hold office until the first regular meeting of the Board of Directors following the next annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly elected and qualified. The Clerk shall be a resident of the Commonwealth of Massachusetts unless the corporation has a resident agent appointed for the purpose of service of process. The same person may occupy two or more offices in the corporation.

   Section 2. Additional Officers and Agents. The Board of Directors in its discretion may appoint one or more additional officers or agents of the corporation, from time to time or at any time it may deem advisable, and may prescribe their powers and duties and the terms of their offices. Any officer or agent of the corporation appointed by the directors pursuant hereto shall, subject to the provisions of this Article III, hold office until the first regular meeting of the Board of Directors following the next annual meeting of stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly appointed and qualified.

   Section 3. Removal. Officers elected or appointed by the Board of Directors may be removed from their respective offices with or without cause by vote of a majority of the directors then in office.

   Section 4. Resignation. Any officer may resign by delivering or causing to be delivered to the President or the Clerk a written resignation, which shall take effect on being so delivered or at such other time as may be therein specified.

   Section 5. Vacancies. Vacancies in any office, however occurring, may be filled by the Board of Directors.

   Section 6. Compensation. The compensation of officers may be fixed by the Board of Directors.

   Section 7. Delegation of Authority of Officers. The Board of Directors may at any time delegate the powers and duties, or any of them, of any officer to any other officer or to a committee of officers.


                                   ARTICLE IV
                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 1. Definitions. For purposes of this Article IV, the following terms shall have the following meanings:

   "Indemnitee" means any person who serves or has served as a director or officer of the corporation;

   "Proceeding" means any action, suit or proceeding, whether civil, criminal or investigatory, brought or threatened in or before any court, tribunal, or administrative or legislative body or agency; and

   "Expense" means any liability fixed by a judgment, order, decree or award in a Proceeding, any liability reasonably incurred in connection with the settlement of a Proceeding and any professional fees and other expenses reasonably incurred in connection with a Proceeding or the settlement thereof.

   Section 2.  General.  Except as otherwise expressly provided by this
Article IV, the corporation shall indemnify each Indemnitee and his or her heirs and personal representatives against all Expenses incurred by any of them in connection with any Proceeding in which any of them is involved as a result of such Indemnitee's serving or having served as a director or officer of the corporation or, at the request of the corporation, as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan.

   No indemnification shall be provided to an Indemnitee or his or her heirs or personal representatives with respect to any matter as to which it shall have been adjudicated in any Proceeding that (i) such Indemnitee did not act in good faith in the reasonable belief that his or her action was in the best interest of the corporation or, to the extent that such matter related to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan, or the actions of such Indemnitee involved intentional misconduct or a knowing violation of law, (ii) the Indemnitee breached his or her duty of loyalty to the corporation or its stockholders, or (iii) such Indemnitee derived an improper personal benefit. In addition, the liability of an Indemnitee shall not be eliminated or limited under section sixty-one or sixty-two of chapter one hundred and fifty-six B of the General Laws of Massachusetts.

   Notwithstanding any other provision of this Article IV, an Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV with respect to acts or omissions occurring during any period in which such Indemnitee was not a director of the corporation except to the extent expressly approved by vote of the Board of Directors of the corporation.

   Indemnification under this Article IV shall include, but shall not be limited to, payment by the corporation of Expenses incurred by an Indemnitee or his or her heirs or personal representatives in defending a Proceeding in advance of the final disposition of such Proceeding; provided, however, that the corporation has first received an undertaking from such Indemnitee, or such heirs or personal representatives, to repay to the corporation all such advance payments if such Indemnitee, heir or personal representative shall be adjudicated in any Proceeding to be not entitled to such indemnification under this Article IV.

   An Indemnitee and his or her heirs and personal representatives shall be entitled to indemnification under this Article IV against all Expenses incurred by any of them in connection with any Proceeding initiated by any of them in which any of them successfully enforces his or her right to indemnification under this Article IV (an "Enforcement Proceeding").

   An Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV against Expenses incurred by any of them in connection with any Proceeding initiated by any of them other than an Enforcement Proceeding unless the initiation of such Proceeding was expressly approved in advance by vote of the Board of Directors of the corporation.

   In any Enforcement Proceeding, and in any other Proceeding which involves, or in which is sought, a determination as to whether or not an Indemnitee or any of his or her heirs and personal representatives is entitled to indemnification under this Article IV, the party or parties seeking a determination that he or she is not so entitled shall bear the burden of proving the same.

   Nothing in this Article IV shall limit any lawful rights to indemnification existing independently of this Article IV. Nothing in this
Article IV shall be construed as limiting in any manner the power of the Board of Directors of the corporation to provide indemnification to any person who is not a director of the corporation and who serves as an officer, employee or other agent of the corporation, who serves at the corporation's request as a director, officer, employee or other agent of another organization or who serves at the corporation's request in any capacity with respect to any employee benefit plan.

   This Article IV shall be deemed for all purposes to constitute a written agreement between the corporation and each Indemnitee that may be altered, amended or repealed in accordance with Article X of these By-Laws, provided that no alteration, amendment or repeal of this Article IV shall adversely affect the rights and protection afforded to an Indemnitee and his or her heirs and personal representatives under this Article IV for acts or omissions occurring before such alteration, amendment or repeal.


                               ARTICLE V
                         CHAIRMAN OF THE BOARD

   The Chairman of the Board, if such office shall be provided for and filled by the Directors, shall preside when present at all meetings of the Board of Directors and may preside at meetings of the stockholders. He shall exercise such powers and perform such duties as shall be assigned to or required of him from time to time by the Board of Directors.


                              ARTICLE VI
                               PRESIDENT

   In the absence of the Chairman of the Board, if such office has been provided for an filled by the Directors, the President shall preside at all meetings of the stockholders at which he or she may be present.

   In the absence or disability of the President, or in case of an unfilled vacancy in that office, the Board of Directors may designate a Vice-President or other officer of the corporation to perform the duties and exercise the powers of the President.



                             ARTICLE VII
                              TREASURER

   The Treasurer shall have responsibility for the care and custody of the funds and books of account of the corporation and shall have and exercise all the powers and duties commonly incident to such office. The Treasurer may endorse for deposit or collection all checks, notes, drafts and instruments for the payment of money, payable to the corporation or to its order. He or she shall cause to be kept accurate books of account of all monies received and paid on account of the corporation.

   If required by the Board of Directors, the Treasurer shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of such office and for the restoration to the corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all the corporation's books, papers, vouchers, money and other property of whatever kind in possession or under control of the Treasurer.


                             ARTICLE VIII
                       CLERK AND ASSISTANT CLERK

   The Clerk shall keep accurate records of all meetings and actions of the stockholders and shall perform all the duties commonly incident to such office and shall perform such other duties and have such other powers as the Board of Directors shall from time to time designate or as may be otherwise provided for in these By-Laws. The Clerk shall act as Secretary to the Board of Directors and keep accurate records of all its meetings and actions. An Assistant Clerk shall have all the powers of the Clerk except as specifically limited by a vote of the Board of Directors.

In the absence of the Clerk and any Assistant Clerk, a Clerk Pro Tempore may be elected or appointed by the directors to perform the Clerk's duties.


                             ARTICLE IX
                            CAPITAL STOCK

   The Board of Directors shall have authority, without first offering the same or any part of the same to any present or future stockholders for subscription, to issue the whole or any part of any unissued capital stock from time to time authorized under the Articles of Organization of this corporation to such persons, firms, corporations or other organizations, in such manner and amounts, for such consideration or considerations permitted by law and upon such other terms and conditions permitted by law as the directors may in their discretion from time to time determine. No stockholders shall have any pre-emptive rights to acquire stock of the corporation.


                              ARTICLE X
                                SEAL

   The corporation may have a seal, which shall consist of a flat-faced circular die with the name of the corporation, the year of incorporation, and the word "Massachusetts" cut or engraved thereon.


                             ARTICLE XI
                             AMENDMENTS

   These By-Laws may be altered, amended, or repealed by the stockholders at any annual or special meeting of the stockholders. If permitted by the Articles of Organization, these By-Laws may be altered, amended or repealed by the Board of Directors at any regular or special meeting of the Board of Directors, except with respect to any alteration, amendment or repeal that by law, the Articles of Organization or these By-Laws requires action by the stockholders; provided, however, that any By-Laws adopted by the Board of Directors may be amended or repealed by the stockholders. Notice of any such alteration, amendment, or repeal shall be contained in the notice or waiver of notice of such meeting. Not later than the time of giving notice of the meeting of stockholders next following the making, altering, amending or repealing by the directors of any By-Law, notice stating the substance thereof shall be given to all stockholders entitled to vote on amending these By-Laws.





EXHIBIT B.19.1





                    The Commonwealth of Massachusetts
                         William Francis Galvin
                      Secretary of the Commonwealth
           One Ashburton Place, Boston, Massachusetts 02108-1512


                         ARTICLES OF ORGANIZATION
                       (General Laws, Chapterm 156B)


                                ARTICLE I
                   The exact name of the corporation is:

                    HEC/Tobyhanna Energy Project, Inc.

                               ARTICLE II

The purpose of the corporation is to engage in the following business activities:

                      (see attached pages 2A and 2B)



Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on one side only of separate 8-1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be P.C. made on a single sheet so long as each article requiring each addition is clearly indicated


                               ARTICLE III

State the total number of shares and par value, if any, of each class of stock which the corporation is authorized to issue.

WITHOUT PAR VALUE                          WITH PAR VALUE
TYPE      NUMBER OF SHARES    TYPE         NUMBER OF SHARES      PAR VALUE
Common:                       Common:           100              $1.00
Preferred:                    Preferred:


                                ARTICLE IV

If more than one class of stock is authorized, state a distinguishing designation for each class. Prior to the issuance of any shares of a class, if shares of another class are outstanding, the corporation must provide a description of the preferences, voting powers, qualifications, and special or relative rights or privileges of that class and of each other class of which shares are outstanding and of each series then established within any class.


                                    N/A


                                 ARTICLE V

The restrictions, if any, imposed by the Articles of Organization upon the transfer of shares of stock of any class are:

                                   None

                                ARTICLE VI

**Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:


                          (see attached page 6A)

**If there are no provisions state "None".

Note: The preceding six (6) articles are considered to be permanent and may ONLY be changed by filing appropriate Articles of Amendment.

                              ARTICLE VII

The effective date of organization of the corporation shall be the date approved and filed by the Secretary of the Commonwealth. If a later effective date is desired, specify such date which shall not be more than thirty days after the date of filing.

                             ARTICLE VIII

The information contained in Article VIII is not a permanent part of the Articles of Organization.

a. The street address (post office boxes are not acceptable) of the principal office of the corporation in Massachusetts is:

24 Prime Parkway
Natick, MA 01760

b. The name, residential address and post office address of each director and officer of the corporation is as follows:

NAME

President:  Thomas W. Philbin

RESIDENTIAL ADDRESS

62 Far Reach Road
Westwood, MA 02090

POST OFFICE ADDRESS

Same


NAME

Treasurer:  Linda A. Jensen

RESIDENTIAL ADDRESS

250 Pond Street
Jamaica Plain, MA 02130

POST OFFICE ADDRESS

Same

NAME

Clerk:  Linda A. Jensen

RESIDENTIAL ADDRESS

As above

POST OFFICE ADDRESS

Same


NAME

Directors:  Thomas W. Philbin

RESIDENTIAL ADDRESS

As above

POST OFFICE ADDRESS

Same

NAME

Directors:  David S. Dayton

RESIDENTIAL ADDRESS

49 Taylor Road
Acton, MA 01720

POST OFFICE ADDRESS

Same

NAME

Directors:  James B. Redden

RESIDENTIAL ADDRESS

One Pueblo Road
Medfield, MA 02052

POST OFFICE ADDRESS

Same

NAME

Sr. V President:  James B. Redden

RESIDENTIAL ADDRESS

As above

POST OFFICE ADDRESS

Same

NAME

Assistant Clerk:  Marie A. Sullivan

RESIDENTIAL ADDRESS

112 Belle Woods Drive
Glastonbury, CT 06033

POST OFFICE ADDRESS

Same

NAME

Asst. Treasurer:  David R. McHale

RESIDENTIAL ADDRESS

15 Withe Pass
Burlington, CT 06013

POST OFFICE ADDRESS

Same

c. The fiscal year (i.e., tax year) of the corporation shall end on the last day of the month of: December

d. The name and business address of the resident agent, if any, of the
   corporation is:    N/A

                                  ARTICLE IX

By-laws of the corporation have been duly adopted and the president, treasurer, clerk and directors whose names are set forth above, have been duly elected.

IN WITNESS WHEREOF AND UNDER THE PAINS AND PENALTIES OF PERJURY, I/we, whose signature(s) appear below as incorporator(s) and whose name(s) and business or residential address(es) are clearly typed or printed beneath each signature do hereby associate with the intention of forming this corporation under the provisions of General Laws, Chapter 156B and do hereby sign these Articles of Organization as incorporator(s) this 28th day of September, 1999.

/s/  Carlene P. Moore
Carlene P. Moore, Incorporator
c/o Nixon Peabody LLP
101 Federal Street
Boston, MA  02110-1832

Note: If an existing corporation is acting as incorporator, type in the exact name of the corporation, the state or other jurisdiction where it was incorporated, the name of the person signing on behalf of said corporation and the title he/she holds or other authority by which such action is taken.


                   THE COMMONWEALTH OF MASSACHUSETTS


                        ARTICLES OF ORGANIZATION
                     (General Laws, Chapter 156(B)

I hereby certify that, upon examination of these Articles of Organiza-tion, duly submitted to me, it appears that the provisions of the General Laws relative to the organization of corporations have been complied with, and I hereby approve said articles; and the filing fee in the amount
of $         having been paid, said articles are deemed to have been
filed with me this          day of                 19     .



Effective date:




                         WILLIAM FRANCIS GALVIN
                      Secretary of the Commonwealth




FILING FEE: One tenth of one percent of the total authorized capital stock, but not less than $200.00. For the purpose of filing, shares of stock with a par value less than $1.00, or no par stock, shall be deemed to have a par value of $1.00 per share.


TO BE FILED IN BY CORPORATION
Photocopy of document to be sent to:

Mr. Len Rodriguez
Northeast Utilities System
107 Selden Street, Berlin, CT 06037
Telephone:  1-203/665-5000

ARTICLE II                                                               2A

(a) i) To design, develop, construct, install, own, test, operate, monitor and maintain energy cost savings measures (the "Project") located at or serving the Tobyhanna Army Depot in Tobyhanna, Pennsylvania ("TYAD") pursuant to an Energy Savings Performance Contract and related Task Order;

   ii) to execute, issue, deliver and perform any and all other agreements, documents, instruments and obligations arising out of or relating to the acquisition, ownership, construction, development, maintenance and financing of the Project;

  iii) to execute, deliver and perform all of its obligations under and pursuant to the terms and obligations under and pursuant to the terms and conditions of the Trust Indenture and Security Agreement Relating to an Energy Savings Performance Contract Project (the "Trust Indenture") with United States Trust Company of New York, as Trustee;

   iv) to execute, deliver and perform all of its obligations under and pursuant to the terms and conditions of the Project Loan Agreement with United States Trust Company of New York;

    v) to issue, deliver and perform all of its obligations under the Certificates of Participation in the aggregate amount of $26 million, to be issued and delivered by it under the Trust Indenture and the Certificate Purchase Agreement;

   vi) to issue, deliver and perform all of its obligations under any additional Certificates of Participation issued under and in accordance with the Trust Indenture;

  vii) to execute, issue, deliver and perform all such other agreements, certificates, obligations, pledges and documents as may be necessary or appropriate in connection with the Project, the Trust Indenture, the Project Loan Agreement, the Certificate Purchase Agreement, the other Project Financing Documents (as defined in the Trust Indenture), and any and all amendments to any of the foregoing permitted by or entered into in accordance with the terms thereof, and the transactions contemplated thereby (collectively, the "Project Documents");

 viii) to take any and all other action necessary to maintain the existence of the Corporation as a corporation in good standing under the laws of the Commonwealth of Massachusetts and to qualify the Corporation to do business as a foreign corporation in each other jurisdiction where such qualification is necessary or desirable; and

   ix) to engage in any activity and to exercise any power permitted to a corporation under the laws of the Commonwealth of Massachusetts that are related or incidental to the foregoing and necessary, convenient or advisable to accomplish the foregoing.

(b) Notwithstanding any other provision of these Articles of Organization and any provision of law that otherwise so empowers the Corporation, the Corporation shall not incur any indebtedness for borrowed money, or assume or guaranty any indebtedness for borrowed money of any other entity, other then
(i) indebtedness incurred pursuant to the Project Loan Agreement and/or Trust Indenture, or (ii) indebtedness permitted under or not otherwise prohibited by any of the Project Documents.


ARTICLE VI                                                             6A

(a) All corporate powers shall be exercised by the Board of Directors, except as provided by statute or by these Articles of Organization.

(b) Notwithstanding any other provision of these Articles of Organization and any provision of law, so long as any Certificates of Participation or any other obligations of the Corporation under the Project Documents are outstanding, the Corporation shall not do any of the following:

(i) engage in any business or activity other than as set forth in Article Two hereof;

(ii)  sell or dispose of any of its other property or assets;
(iii) enter into any lease (as lessee) of property.
(iv) enter into any transaction of sale, merger or consolidation or change its form of organization or its business;
(v)   any Person; or
(vi) without the unanimous affirmative vote of the members of the Board of Directors of the Corporation (A) dissolve or liquidate, in whole or in part, or institute proceedings to be adjudicated bankrupt or insolvent, (B) consent to the institution of bankruptcy or insolvency proceedings against it, (C) file a petition seeking or consent to reorganization or relief under any applicable federal or state law relating to bankruptcy, (D) consent to the appointment of a receiver, liquidator, assignee, trustee or suquestrator (or other similar official) of the Corporation or a substantial part of its proxy, (E) make a general assignment for the benefit of creditors, (F) admit in writing its inability to pay its debts generally as they become due or (G) take any corporate action in furtherance of the actions set forth in clauses
      (A) though (F) of this paragraph (vi).

c) Notwithstanding any other provision of these Articles of Organization and any provision of law, so long as any Certificates of Participation or any other obligations of the Corporation under the Project Documents are outstanding, the Corporation shall ensure at all times that it maintains corporate records and books of account which are separate from those of any other corporation, company or entity, including its affiliates and that it maintains its assets in a manner that facilitates their identification and segregation from those of any of its affiliates.





EXHIBIT B.19.2





                                    BY-LAWS


                                      OF


                        HEC/TOBYHANNA ENERGY PROJECT, INC.




                           Adopted September 28, 1999











                                    BY-LAWS
                                      OF
                       HEC/TOBYHANNA ENERGY PROJECT, INC.


                                   ARTICLE I
                                  STOCKHOLDERS

   Section 1. Annual Meeting. The annual meeting of the stockholders of this corporation shall be held in the month of June, July, August or September of each year or on such date as shall be fixed from time to time by the Board of Directors. The purposes for which the annual meeting is to be held, in addition to those prescribed by law, by the Articles of Organization (herein used to refer to the Articles of Organization as amended from time to time) or by these By-Laws (herein used to refer to these By-Laws as amended from time to time), may be specified by the directors or the President. In the event an annual meeting is not so held, a special meeting in lieu of the annual meeting may be held with all the force and effect of an annual meeting. Such special meeting shall be called in the manner and as provided for special stockholders' meetings.

   Section 2. Special Meetings. Special meetings of the stockholders may be called by the President or a majority of the Board of Directors then in office, and shall be called by the Clerk or, in the case of his or her death, absence, incapacity or refusal, by any other officer, upon written application of one or more stockholders who are entitled to vote and who hold at least one-tenth part in interest of the capital stock entitled to vote at the meeting. Such application shall state the purposes of the meeting and the President or the Clerk shall fix the time and place thereof.

   Section 3. Place of Stockholders' Meetings. All meetings of the stockholders shall be held at the principal office of the corporation in the Commonwealth, at any other place within the Commonwealth or elsewhere in the United States.

   Section 4. Notice of Stockholders' Meetings. A written notice of all meetings of stockholders stating the place, date and hour thereof and the purposes for which the meeting is to be held shall be given by the Clerk, or in case of his or her death, absence, incapacity or refusal, by any other person designated by the Board of Directors, at least seven days before the meeting, or such longer period before the meeting as may be required by law, to each stockholder entitled to vote thereat, and to each stockholder who under the Articles of Organization or these By-Laws is entitled to such notice, by leaving such notice with such stockholder or at his or her residence or usual place of business or by mailing it, postage prepaid, and addressed to such stockholder at his or her address as it appears on the books of the corporation.

   Section 5. Waiver of Notice. Notice of the place, date, hour or purposes of any annual or special meeting of the stockholders need not be given to any stockholder entitled to notice thereof, if such stockholder or his or her attorney thereunto authorized executes before or after the meeting a written waiver of notice which is filed with the records of the meeting.

   Section 6. Quorum; Adjournment. At any meeting of the stockholders, a quorum with respect to each matter shall consist of the presence in person or by proxy of the holders of record of a majority in interest, or such greater percentage in interest as may be required by law, the Articles of Organization or these By-Laws to take action with respect to such matter, of
(i) all stock issued, outstanding and entitled to vote on such matter at such meeting, and (ii) all stock of each class and series issued, outstanding and entitled by law, the Articles of Organization or these By-Laws to vote as a separate class or series on such matter at such meeting. Whether or not a quorum is present, the holders of record of a majority in interest of the capital stock of the corporation at that time issued, outstanding and entitled to vote who are present in person or by proxy at a meeting or, if no such holder is present in person or by proxy, any officer entitled to preside or act as Clerk of such meeting may adjourn the meeting to a future date from time to time. In the event of such adjournment of a meeting at which a quorum is present, the meeting may be held as adjourned without further notice if the date, time and place to which the meeting is adjourned are announced before adjournment.

   Section 7. Voting and Proxies. Except as otherwise expressly provided by the Articles of Organization, every holder of record of capital stock of the corporation shall be entitled to one vote for each whole share and a proportionate vote for any fractional share of capital stock held by such holder. Shares of stock held in the name of two or more persons may be voted by any one of them acting alone unless at or prior to the time of such vote the corporation receives a specific written notice of objection from any one of them. If a quorum with respect to a matter is present at a meeting, a majority of the votes cast shall decide such matter, unless the matter is one upon which by express provision of law or of the Articles of Organization or these By-Laws a different vote is required, in which case such express provision shall govern. The corporation shall not directly or indirectly vote any share of its stock, except that this provision shall not limit the right of the corporation to vote any shares of its stock held directly or indirectly by it in a fiduciary capacity.

   Stockholders of record may vote at any meeting either in person or by proxy in writing, which shall be filed by the Clerk of the meeting before being voted. No proxy which is dated more than six months before the meeting named therein shall be accepted and no such proxy shall be valid after the final adjournment of such meeting. Notwithstanding the provisions of the preceding sentence, a proxy coupled with an interest sufficient in law to support an irrevocable power, including, without limitation, an interest in the shares or in the corporation generally, may be made irrevocable if it so provides, need not specify the meeting to which it relates, and shall be valid and enforceable until the interest terminates, or for such shorter period as may be specified in the proxy. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

   Section 8. Action without Meeting. Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. Such consents shall be treated for all purposes as a vote at a meeting. A written consent with respect to stock held in the name of two or more persons shall be valid if executed by any one of them unless on or prior to the date of such consent the corporation receives a specific written notice to the contrary from any one of them.


                                 ARTICLE II
                              BOARD OF DIRECTORS


   Section 1.  Number of Directors and Qualifications.  A Board of
Directors (divided into classes if required by the Articles of Organization or these By-Laws) shall be elected at the annual meeting of the stockholders or at any meeting held in lieu thereof as hereinbefore provided. The stockholders shall at such meeting determine the number of directors to be elected, but such number shall be not less than three, except that whenever there shall be only two stockholders the number of directors shall be not less than two and whenever there shall be only one stockholder or prior to the issuance of any stock the number of directors shall be not less than one. For purposes of this section, stock held in the name of two or more persons shall be deemed to be held by a single stockholder. In the absence of affirmative determination by the stockholders, the number of directors to be elected shall be the same as the number last previously determined by the stockholders or the directors. The stockholders may at a special meeting held for the purpose during any year increase or decrease the number of directors. The directors may, by a vote of a majority then in office, increase the number of directors. Subject to the provisions of this
Article II, each director shall serve until the next annual meeting of stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly chosen and qualified. Directors may, but need not, be stockholders of the corporation.

   Section 2. Powers of Directors. The business of the corporation shall be managed by the Board of Directors. In the management and control of the property, business, and affairs of the corporation, the Board of Directors may exercise all the powers of the corporation except such as are conferred by law or these By-Laws or the Articles of Organization upon the stockholders.

   Section 3. Executive and Other Committees. The Board of Directors may elect from its members an Executive Committee and any other Committee or Committees, each having such number of directors as the Board of Directors shall determine. Members of all such Committees shall serve during the pleasure of the Board of Directors. In the event that any member of a Committee shall cease to be a director of the corporation for any reason, such member shall forthwith cease to be a member of such Committee. To the fullest extent permitted by law, the Executive Committee shall, during the intervals between meetings of the Board of Directors, possess and may exercise, subject to such specific directions or limitations, if any, as may be given or imposed by the Board of Directors, all the powers of the Board of Directors, including, without limitation, the management of the current and ordinary business of the corporation, the authorization of the execution on behalf of the corporation of contracts, deeds and other legal instruments with or without the corporate seal, the issuance of capital stock and all the powers of the Board of Directors stated in these By-Laws other than the power to alter or repeal these By-Laws and other powers the delegation of which is expressly forbidden by law. Any other Committee shall possess and may exercise any powers of the Board of Directors expressly delegated to such Committee by the Board of Directors, other than those powers the delegation of which is expressly forbidden by law. All action taken by a Committee shall be subject to revision or alteration by the Board of Directors; provided that no rights or acts of third parties shall be affected by any such revision or alteration. Each Committee shall fix its own rules of procedure, shall meet as provided by such rules or by resolution of the Board of Directors, and shall keep records of its actions and proceedings, which records shall be made available for examination by the Board of Directors. A majority of the members of a Committee shall constitute a quorum and in every case where a quorum is present, the affirmative vote of a majority of the members of such Committee present at any meeting shall be necessary for the adoption of any resolution by such Committee.

   Section 4. Directors' Meetings. Regular meetings of the Board of Directors may be held in such places, on such dates and at such times as the Board may by vote from time to time determine and fix, and if so determined and fixed, no notice thereof need be given. A regular meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided, and at the same place.

   Section 5.  Special Meetings.  Special meetings of the Board of
Directors may be held at any time or place whenever called by the President or a director. Notice of the place, date and hour of each such special meeting shall be given by the Clerk, President or director calling the meeting to each director by sending by mail, postage prepaid, a writing containing such notice to the director's residence or usual place of business at least four business days before such meeting; delivering by hand, sending by overnight delivery service or overnight mail, fees and postage prepaid, or transmitting by telegram, telecopy or telex a writing containing such notice to the director's residence or usual place of business at least two business days before such meeting; or orally communicating such notice to the director by telephone or in person at least twenty-four hours before such meeting.

   Section 6. Waiver of Notice. Notice of a meeting need not be given to any director who executes, before or after the meeting, a written waiver of notice which is filed with the records of the meeting or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him or her.

   Section 7. Quorum. A majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Whether or not a quorum is present, a majority of the directors present at a meeting may adjourn the meeting to a future date from time to time and the meeting may be held as adjourned without further notice if a quorum is then present and the date, time and place to which the meeting is adjourned are announced before adjournment. Except as otherwise required by law, the Articles of Organization or these By-Laws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

   Section 8. Participation in Meeting. Any member of the Board of Directors or any Committee may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

   Section 9. Action without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any Committee may be taken without a meeting if all the directors or all the members of such Committee consent to the action in writing and the written consents are filed with the records of the meetings of directors or of such Committee. Such consents shall be treated for all purposes as a vote at a meeting.

   Section 10. Removal. Any director, including a director elected by directors to fill a vacancy in the Board of Directors, may be removed from office with or without cause by the vote of the holders of a majority of the shares entitled to vote in the election of directors, provided that the directors of a class elected by a particular class of stockholders may be removed only by the vote of the holders of a majority of the shares of such class. Any director, including a director elected by directors to fill a vacancy in the Board of Directors, may be removed from office at any time for cause by a vote of a majority of the directors then in office. A director may be removed for cause only after being afforded reasonable notice and an opportunity to be heard before the body proposing to remove him or her.

   Section 11. Resignation. Any director of the corporation may resign by delivering or causing to be delivered to the President or the Clerk a written resignation which shall take effect on being so delivered or at such other time as may be therein specified.

   Section 12. Vacancies. Vacancies in the Board of Directors, however occurring, including a vacancy resulting from the enlargement of the Board, may be filled by a vote of a majority of the directors then in office, provided that holders of a particular class of capital stock may, at a special meeting of stockholders, by a vote of the holders of a majority of the shares of such class, elect a successor to a director of a class elected by such holders whose office is vacant or has been filled by the directors, and any person so elected shall displace any successor chosen by the directors.

   Section 13. Compensation. The compensation of all directors as directors (if any) shall be fixed by the Board of Directors.


                                ARTICLE III
                                  OFFICERS

   Section 1. Principal Officers - Election Thereof - Eligibility. The officers of the corporation shall be a President, a Treasurer, a Clerk and such other officers as the Board of Directors may elect or appoint. The President, Treasurer and Clerk shall be elected by the directors at their first regular meeting following the annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided. Subject to the provisions of this Article III, the President, the Treasurer and the Clerk shall each hold office until the first regular meeting of the Board of Directors following the next annual meeting of the stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly elected and qualified. The President may, but need not, be a director of the corporation. The Clerk shall be a resident of the Commonwealth of Massachusetts unless the corporation has a resident agent appointed for the purpose of service of process. The same person may occupy two or more offices in the corporation.

   Section 2. Additional Officers and Agents. The Board of Directors in its discretion may appoint a Chairman of the Board of Directors and one or more additional officers or agents of the corporation, including one or more Assistant Clerks, all as from time to time or at any time it may deem advisable, and may prescribe their powers and duties and the terms of their offices. The President in his or her discretion may appoint one or more Assistant Clerks of the corporation, as from time to time or at any time the President may deem advisable, and may prescribe their powers and duties and the terms of their offices. Unless a different period shall have been specified by the terms of such appointment, the Chairman of the Board of Directors or any additional officer or agent of the corporation appointed by the directors or President pursuant hereto shall, subject to the provisions of this Article III, hold office until the first regular meeting of the Board of Directors following the next annual meeting of stockholders or any meeting held in lieu thereof as hereinbefore provided and until his or her successor is duly appointed and qualified.

   Section 3. Removal. Officers elected or appointed by the Board of Directors may be removed from their respective offices with or without cause by vote of a majority of the directors then in office.

   Section 4. Resignation. Any officer may resign by delivering or causing to be delivered to the President or the Clerk a written resignation which shall take effect on being so delivered or at such other time as may be therein specified.

   Section 5. Vacancies. Vacancies in any office, however occurring, may be filled by the Board of Directors.

   Section 6. Compensation. The compensation of officers as officers, if any, shall be fixed by the Board of Directors.

   Section 7. Delegation of Authority of Officers. The Board of Directors may at any time delegate the powers and duties, or any of them, of any officer to any other officer or to a committee of officers.


                                 ARTICLE IV
                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 1. Definitions. For purposes of this Article IV, the following terms shall have the following meanings:

   "Indemnitee" means any person who serves or has served as a director or officer of the corporation;

   "Proceeding" means any action, suit or proceeding, whether civil, criminal or investigatory, brought or threatened in or before any court, tribunal, or administrative or legislative body or agency; and

   "Expense" means any liability fixed by a judgment, order, decree or award in a Proceeding, any liability reasonably incurred in connection with the settlement of a Proceeding and any professional fees and other expenses reasonably incurred in connection with a Proceeding or the settlement thereof.

   Section 2.  General.  Except as otherwise expressly provided by this
Article IV, the corporation shall indemnify each Indemnitee and his or her heirs and personal representatives against all Expenses incurred by any of them in connection with any Proceeding in which any of them is involved as a result of such Indemnitee's serving or having served as a director or officer of the corporation or, at the request of the corporation, as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan.

   No indemnification shall be provided to an Indemnitee or his or her heirs or personal representatives with respect to any matter as to which it shall have been adjudicated in any Proceeding that (i) such Indemnitee did not act in good faith in the reasonable belief that his or her action was in the best interest of the corporation or, to the extent that such matter related to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan, or (ii) such Indemnitee derived an improper personal benefit.

   Notwithstanding any other provision of this Article IV, an Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV with respect to acts or omissions occurring during any period in which such Indemnitee was not a director or officer of the corporation except to the extent expressly approved by vote of the Board of Directors of the corporation.

   Indemnification under this Article IV shall include, but shall not be limited to, payment by the corporation of Expenses incurred by an Indemnitee or his or her heirs or personal representatives in defending a Proceeding in advance of the final disposition of such Proceeding; provided, however, that the corporation has first received an undertaking from such Indemnitee, or such heirs or personal representatives, to repay to the corporation all such advance payments if such Indemnitee, heir or personal representative shall be adjudicated in any Proceeding to be not entitled to such indemnification under this Article IV.

   An Indemnitee and his or her heirs and personal representatives shall be entitled to indemnification under this Article IV against all Expenses incurred by any of them in connection with any Proceeding initiated by any of them in which any of them successfully enforces his or her right to indemnification under this Article IV (an "Enforcement Proceeding").

   An Indemnitee and his or her heirs and personal representatives shall not be entitled to indemnification under this Article IV against Expenses incurred by any of them in connection with any Proceeding initiated by any of them other than an Enforcement Proceeding unless the initiation of such Proceeding was expressly approved in advance by vote of the Board of Directors of the corporation.

   In any Enforcement Proceeding, and in any other Proceeding which involves, or in which is sought, a determination as to whether or not an Indemnitee or any of his or her heirs and personal representatives is entitled to indemnification under this Article IV, the party or parties seeking a determination that he or she is not so entitled shall bear the burden of proving the same.

   Nothing in this Article IV shall limit any lawful rights to indemnification existing independently of this Article IV. Nothing in this
Article IV shall be construed as limiting in any manner the power of the Board of Directors of the corporation to provide indemnification to any person who is not a director of the corporation and who serves as an officer, employee or other agent of the corporation, who serves at the corporation's request as a director, officer, employee or other agent of another organization or who serves at the corporation's request in any capacity with respect to any employee benefit plan.

   This Article IV shall be deemed for all purposes to constitute a written agreement between the corporation and each Indemnitee which may be altered, amended or repealed in accordance with Article X of these By-Laws, provided that no alteration, amendment or repeal of this Article IV shall adversely affect the rights and protection afforded to an Indemnitee and his or her heirs and personal representatives under this Article IV for acts or omissions occurring before such alteration, amendment or repeal.


                                 ARTICLE V
                                 PRESIDENT

   Unless the Chairman of the Board or another officer of the corporation is so designated by the Board of Directors, the President shall be the chief executive officer of the corporation. Subject to the direction of the Board of Directors, the chief executive officer shall be in general and active charge, control and supervision over the management and direction of the business, property and affairs of the corporation. The President shall preside at all meetings of the stockholders and of the Board of Directors at which he or she may be present.

   In the absence or disability of the President, or in case of an unfilled vacancy in that office, the Board of Directors may designate a Vice-President or other officer of the corporation to perform the duties and exercise the powers of the President.

                                 ARTICLE VI
                                 TREASURER

   The Treasurer shall have responsibility for the care and custody of the funds and books of account of the corporation and shall have and exercise all the powers and duties commonly incident to such office. The Treasurer may endorse for deposit or collection all checks, notes, drafts and instruments for the payment of money, payable to the corporation or to its order. He or she shall cause to be kept accurate books of account of all monies received and paid on account of the corporation.

   If required by the Board of Directors, the Treasurer shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of such office and for the restoration to the corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all the corporation's books, papers, vouchers, money and other property of whatever kind in possession or under control of the Treasurer.

                                 ARTICLE VII
                          CLERK AND ASSISTANT CLERK

   The Clerk shall keep accurate records of all meetings and actions of the stockholders and shall perform all the duties commonly incident to such office and shall perform such other duties and have such other powers as the Board of Directors shall from time to time designate or as may be otherwise provided for in these By-Laws. The Clerk shall act as Secretary to the Board of Directors and keep accurate records of all its meetings and actions. An Assistant Clerk, upon appointment by the Board of Directors or President, shall have all the powers of the Clerk except as specifically limited by a vote of the Board of Directors or by the President.

   In the absence of the Clerk and any Assistant Clerk, a Clerk Pro Tempore may be elected or appointed by the directors to perform the Clerk's duties.

                                ARTICLE VIII
                                CAPITAL STOCK

   The Board of Directors shall have authority, without first offering the same or any part of the same to any present or future stockholders for subscription, to issue the whole or any part of any unissued capital stock from time to time authorized under the Articles of Organization of this corporation to such persons, firms, corporations or other organizations, in such manner and amounts, for such consideration or considerations permitted by law and upon such other terms and conditions permitted by law as the directors may in their discretion from time to time determine. No stockholders shall have any pre-emptive rights to acquire stock of the corporation.

                                 ARTICLE IX
                                   SEAL

   The corporation may have a seal which shall consist of a flat-faced circular die with the name of the corporation, the year of incorporation, and the word "Massachusetts" cut or engraved thereon.

                                  ARTICLE X
                                 AMENDMENTS

   These By-Laws may be altered, amended, or repealed by the stockholders at any annual or special meeting of the stockholders. If permitted by the Articles of Organization, these By-Laws may be altered, amended or repealed by the Board of Directors at any regular or special meeting of the Board of Directors, except with respect to any alteration, amendment or repeal which by law, the Articles of Organization or these By-Laws requires action by the stockholders, if notice of such alteration, amendment, or repeal is contained in the notice or waiver of notice of such meeting; provided, however, that any By-Laws adopted by the Board of Directors may be amended or repealed by the stockholders. Not later than the time of giving notice of the meeting of stockholders next following the making, altering, amending or repealing by the directors of any By-Law, notice stating the substance thereof shall be given to all stockholders entitled to vote on amending these By-Laws.









EXHIBIT B.20.1


                        ARTICLES OF AGREEMENT

                                   OF

                      REEDS FERRY SUPPLY CO., INC.



   We, the undersigned persons of lawful age, do by these Articles of Agreement, associate for the purpose of forming a business corporation according to the provisions of the Revised Statutes of New Hampshire, Chapter 294, as amended.

                               ARTICLE ONE

   The name of the corporation by which it shall be known is REEDS FERRY SUPPLY CO., INC.

                               ARTICLE TWO

   The objects for which this corporation is established and the nature of the business to be transacted by it are as follows:

   To buy and sell, retail and wholesale and otherwise deal in all kinds of plumbing, heating, air conditioning and related equipment, fixtures, items, and supplies of every kind, nature and description; to buy and sell and otherwise deal in all types of furnaces, burners, boilers, and allied equipment and accessories; to repair, maintain and service all types of plumbing, heating, air conditioning, and related equipment, fixtures and accessories; to install on contract and otherwise plumbing, heating, air conditioning and allied equipment and fixtures in any and all types of buildings; to maintain warehouses to store plumbing, heating, air conditioning and allied equipment and fixtures and accessories and in general to do everything and anything that is necessary, proper and desirable in the conduct of a plumbing, heating, air conditioning and allied items wholesaling business, retailing business and contracting business.

   To buy, or otherwise acquire, exchange, contract for, sell, lease rent or deal in, hold or own personal property and real estate of every character and description, and to sell, mortgage, lease or otherwise dispose of the same.

   To manufacture, buy or otherwise acquire or mortgage, sell, assign, transfer or otherwise dispose of, trade in, deal in and use, goods, wares and merchandise of every class and description and to conduct and carry on business in accordance with any and all of the foregoing purposes in any and all of the several states of the United States when and where permissible under and in accordance with the laws of such state.

   In furtherance and not in limitation of the foregoing objects and powers, this corporation shall have all the general powers conferred by Revised Statutes Annotated of New Hampshire, as amended and all other powers necessary, desirable or incidental fully to effectuate its corporate objects.

                              ARTICLE THREE

   The principal place of business of the corporation shall be at Manchester, County of Hillsborough and State of New Hampshire.

                              ARTICLE FOUR

   The total authorized capital stock of the corporation is Two Hundred shares of common stock of no par value.

                              ARTICLE FIVE

   The duties, terms of office and manner of electing the officers and directors of this corporation shall be established in By-Laws to be adopted by this corporation.

                              ARTICLE SIX

   We hereby waive all requirements of the Public Laws of New Hampshire for notice of the first meeting of the Incorporators of the corporation above named, and appoint Thursday, June 25, 1964 at 2:00 P.M. in the afternoon at the office of Emile R. Bussiere, 1008 Elm Street, Manchester, New Hampshire, as the time and place of said meeting.

   The names and post office addresses of the incorporators are as follows:

Romeo Demers       270 Orange Street
                   Manchester, New Hampshire

Raymond A. Demers  461 Rimmon Street
                   Manchester, New Hampshire

Emile R. Bussiere  1008 Elm Street
                   Manchester, New Hampshire

   In witness whereof we have hereunto set our hands this 25th day of June, 1964.


                     REEDS FERRY SUPPLY CO., INC.

                  First Meeting of the Incorporators

   The first meeting of the incorporators of the above named was held at the office of Emile R. Bussiere, 1008 Elm Street, Manchester, New Hampshire, on Thursday, June 25, 1964 at 2:00 P.M. in the afternoon, notice of the time and place for holding said meeting having been waived by all the incorporators in writing, as set out in the Articles of Agreement.
There were present:

Romeo Demers
Raymond A. Demers
Emile R. Bussiere

being all of the incorporators.

   Attorney Emile R. Bussiere called the meeting to order, stated the object thereof and presided.

   Upon motion duly made and seconded, it was unanimously

   VOTED: To proceed by written ballot to the election of a Chairman of the Meeting.

   A written ballot was adopted and all votes cast, namely three, were for Romeo Demers, who was thereupon declared to be the duly elected Chairman of the meeting, and took over the chair from Attorney Emile R. Bussiere and presided over the further proceedings of the meeting.

   Upon motion duly made and seconded, it was unanimously

   VOTED: To proceed by written ballot to the election of a Clerk pro tempore.

   A written ballot was adopted and all the votes cast, namely three were for Emile R. Bussiere, who was thereupon declared to be the duly elected Clerk pro tempore of the first meeting of the incorporators of Reeds Ferry Supply Co., Inc. and being present, thereupon accepted his election and entered upon the discharge of the duties of his office, after first being sworn as appears by the following original certificate:

                       THE STATE OF NEW HAMPSHIRE

Hillsborough, SS.                                            June 25, 1964

   Then personally appeared Emile R. Bussiere and made oath that he would faithfully and impartially perform the duties incumbent upon him as Clerk pro tempore of the first meeting of the incorporators of Reeds Ferry Supply Co., Inc.

Before me,


Justice of the Peace

   The original of the aforesaid Articles of Agreement, including the waiver of notice of the time and place for holding this meeting, was read and ordered to be filed with the records thereof.

   Upon motion duly made and seconded, it was unanimously

VOTED: To organize a corporation according to the provisions of the aforesaid Articles of Agreement and the Laws of the State of New Hampshire therein referred to.

Upon motion duly made and seconded, it was unanimously

VOTED: That the name of such corporation, the location of its principal place of business, the objects for which such corporation shall be established and the nature of the business to be transacted by it and the authorized capital stock thereof shall be as set forth in the aforesaid Articles of Agreement, as from time to time amended.

   The By-Laws proposed for such corporation were then presented and read to the meeting, whereupon

   Upon motion duly made and seconded, it was unanimously

   VOTED: That the foregoing By-Laws be and the same hereby are adopted as and for the By-Laws of such corporation, Article by Article as read.

   Upon motion duly made and seconded, it was unanimously

   VOTED: To issued one hundred (100) shares of the capital stock of the corporation to Emile R. Bussiere. The consideration for which these shares are issued is the payment by the said Emile R.
Bussiere to the corporation of the sum of Four Thousand
($4,000.00) Dollars in cash.

   Upon motion duly made and seconded, it was unanimously

   VOTED: To fix the number of Directors of the corporation at three, and to proceed by written ballot to the election thereof.

   A written ballot was adopted and all the votes cast, namely three were for each of the following:

Romeo Demers
Raymond A. Demers
Emile R. Bussiere

   Upon motion duly made and seconded, it was unanimously

   VOTED: To proceed with the election of a President, Vice-President and a Treasurer of the Corporation.

   A written ballot was adopted all the votes cast, namely three, were for the following officers.

President         Romeo Demers
Vice-President    Raymond A. Demers
Treasurer         Raymond A. Demers

   Upon motion duly made and seconded, it was unanimously

   VOTED: To proceed by written ballot to the election of a Clerk of the Corporation.

   A written ballot was adopted and all the votes cast, namely three, were each for Emile R. Bussiere, who was thereupon declared to be the duly elected Clerk of the corporation to serve until the next annual meeting and until his successor shall be duly elected and qualified. Attorney Bussiere being present, accepted his election and entered upon the discharge of the duties of his office, after first being duly sworn as appears by the following original certificate:

THE STATE OF NEW HAMPSHIRE

Hillsborough, SS.                                           June 25, 1964

   Then personally appeared Attorney Emile R. Bussiere and made oath that he would faithfully and impartially perform the duties incumbent upon him as Clerk of Reeds Ferry Supply Co., Inc. During the ensuing year and so long as he shall act in that capacity.

Before me,

Justice of the Peace

Upon motion duly made and seconded, it was unanimously

   VOTED: That the Treasurer and a majority of the Board of Directors of such corporation faithfully make, sign and make oath to a Record of Organization in the form required by the Laws of the State of New Hampshire, which shall be submitted to the Attorney General or Deputy Attorney General of said State for his examination and approval; and upon the endorsement thereon of the approval of the Attorney General or the Deputy Attorney
General, as the case may be, the said Directors are hereby authorized, empowered and directed to pay the organization fee required by law and to file said record of organization in the office of the Secretary of State of the State of New
Hampshire.

   There being no further business to come before the meeting, it was upon motion duly made and seconded, unanimously

VOTED: To adjourn.
       ADJOURNED SINE DIE.
A true record

ATTEST

Clerk pro tempore



Clerk

                     REEDS FERRY SUPPLY CO., INC.


                         Officers and Directors


Office                   Name                       Post Office Address

President                Romeo Demers               270 Orange Street
                                                    Manchester, New Hampshire

Vice-President           Raymond A. Demers          461 Rimmon Street
and Treasurer                                       Manchester, New Hampshire

Clerk                    Emile R. Bussiere          1008 Elm Street
                                                    Manchester, New Hampshire


BOARD OF DIRECTORS:

Romeo Demers          Same as above

Raymond A. Demers     Same as above

Emile R. Bussiere     Same as above


STATE OF NEW HAMPSHIRE

HILLSBOROUGH, SS.

   We, the undersigned, being the Treasurer and a majority of the Board of Directors elected at the organization meeting of Reeds Ferry Supply Co., Inc. do hereby severally make oath that the foregoing is a true copy of the record of organization of said corporation and contains the original Articles of Agreement, the names and addresses of the officers and directors and the original record of the organization meeting, duly attested by the temporary clerk and the regular clerk.


Treasurer and Director

Director

Director


STATE OF NEW HAMPSHIRE

HILLSBOROUGH, SS.                                          June 25, 1964

   Then personally appeared the above named Romeo Demers, Raymond A. Demers and Emile R. Bussiere, and made oath that the foregoing affidavit by them subscribed is true.


Justice of the Peace



                        The Record of Organization of

                         Reeds Ferry Supply Co., Inc.


having been submitted to me, I have examined the same and find that it conforms to the provisions of the Business Corporation Law, and it is hereby approved.

Dated  July 15, 1964


Assistant Attorney General



                           STATE OF NEW HAMPSHIRE

                      Office of the Secretary of State

                        Filed for record this 15th
                             day of July, 1964
                             at 4 p.m. o'clock
                             /s/Robert L. Stark

                             SECRETARY OF STATE





EXHIBIT B.20.2









                       REEDS FERRY SUPPLY CO., INC.

                               BY-LAWS








                                         As Amended and Restated
                                             August 4, 1999






                         REEDS FERRY SUPPLY CO., INC.

                                   BY-LAWS

                                  ARTICLE I

                           MEETINGS OF SHAREHOLDERS


   Section 1. Meetings of the shareholders may be held at such place either within or without the State of New Hampshire as may be designated by the Board of Directors.

   Section 2. The Annual Meeting of Shareholders for the election of Directors and the transaction of such other business as may properly be brought before the meeting shall be held in each year on the day and at the hour designated by the Board of Directors.

   Section 3. Notice of all annual and special meetings of shareholders, stating the day, hour and place thereof, shall be given by a written or printed notice, delivered or sent by mail, at least ten days but not more than sixty days prior to the meeting, to each shareholder of record on the books of the Company and entitled to vote at such meeting, at the address appearing on such books, unless such shareholder shall waive notice or be in attendance at the meeting. Notice of a special meeting of shareholders shall state also the general purpose or purposes of such meeting and no business other than that of which notice has been so given shall be transacted at such meeting.

   Section 4. At all meetings of shareholders each share of common stock entitled to vote, and represented in person or by proxy, shall be entitled to one vote.

   Section 5. The Board of Directors may fix a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days immediately preceding the date of such meeting. In such case only such shareholders or their legal representatives as shall be shareholders on the record date so fixed shall be entitled to such notice and to vote at such meeting or any adjournment thereof, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

   Section 6. Any action which may be taken at a meeting of shareholders may be taken by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.


                               ARTICLE II

                               DIRECTORS

   Section 1. The business, property and affairs of the Company shall be managed by a Board of not less than three nor more than sixteen Directors. Notwithstanding the foregoing, the business, property and affairs of the Company shall be managed by a Board of one Director, if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. Within these limits, the number of positions on the Board of Directors for any year shall be the number fixed by resolution of the shareholders or of the Board of Directors, or, in the absence of such a resolution, shall be the number of Directors elected at the preceding Annual Meeting of Shareholders. The Directors so elected shall continue in office until their successors have been elected and qualified, except that a Director shall cease to be in office upon his death, resignation, lawful removal or court order decreeing that he is no longer a Director in office.

   Section 2. The Board of Directors shall have power to fill vacancies that may occur in the Board, or any other office, by death, resignation or otherwise, by a majority vote of the remaining members of the Board, and the person so chosen shall hold the office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified.

   Section 3. The Board of Directors shall have power to employ such and so many agents and factors or employees as the interests of the Company may require, and to fix the compensation and define the duties of all of the officers, agents, factors and employees of the Company. All the officers, agents, factors and employees of the Company shall be subject to the order of said Board, shall hold their offices at the pleasure of said Board, and may be removed at any time by said Board at its discretion.

   Section 4. The Board of Directors shall have power to fix from time to time the compensation of the Directors and the method of payment thereof.

   Section 5. Any one or more Directors may be removed from office at any time with or without any showing of cause by affirmative vote of the holders of a majority of the Company's issued and outstanding shares entitled to vote.


                               ARTICLE III

                          MEETINGS OF DIRECTORS

   Section 1. A regular meeting of the Board of Directors shall be held annually, without notice, directly following the Annual Meeting of Shareholders, for the election of officers and the transaction of other business.

   Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may from time to time determine and fix by resolution. Special meetings of the Board may be held at any place upon call of the Chairman (if there be one) or the President, or, in the event of the absence or inability of either to act, of a Vice President, or upon call of any three or more directors.

   Section 3. Oral or written notice of the time and place of each special meeting of the Board of Directors shall be given to each director personally, by telephone, voice mail or other electronic means, or by mail at his last-known post office address, at least twenty-four hours prior to the time of the meeting; provided that any director may waive such notice in writing or by attendance at such meeting.

   Section 4.  One-third of the directorships as fixed in accordance with
Article II, Section 1 of these By-Laws shall constitute a quorum, except that no quorum shall consist of less than two Directors. Notwithstanding the foregoing, a quorum shall consist of one Director if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. A number less than a quorum may adjourn from time to time until a quorum is present. In the event of such an adjournment, notice of the adjourned meeting shall be given to all Directors.

   Section 5. Except as otherwise provided by these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors.

   Section 6. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if a consent or consents in writing setting forth the action so taken shall be signed by all of the directors and filed with the corporate records.

   Section 7. A Director or a member of a committee of the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in a meeting in such manner shall constitute presence in person at such meeting.


                             ARTICLE IV

                              OFFICERS

   Section 1. At its annual meeting the Board of Directors shall elect a President, a Secretary, a Treasurer and, if the Board shall so determine, a Chairman, each of whom shall, subject to the provisions of Article IV,
Section 3, hold office until the next annual election of officers and until his successor shall have been elected and qualified. Any two or more offices may be held by the same person except that the offices of the President and Secretary may not be simultaneously held by the same person. The Board shall also elect at such annual meeting, and may elect at any regular or special meeting, such other officers as may be required for the prompt and orderly transaction of the business of the Company, and each such officer shall have such authority and shall perform such duties as may be assigned to him from time to time by the Board of Directors. Any vacancy occurring in any office may be filled at any regular meeting of the Board or at any special meeting of the Board held for that purpose.

   Section 2. In addition to such powers and duties as these By-Laws and the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall have the powers and perform the duties which by law and general usage appertain to his particular office.

   Section 3. Any officer may be removed, with or without cause, at any time by the Board in its discretion. Vacancies among the officers by reason of death, resignation, removal (with or without cause) or other reason shall be filled by the Board of Directors.


                              ARTICLE V

                              CHAIRMAN

   Section 1. The Chairman, if such office shall be provided for and filled by the Directors, shall, when present, preside at all meetings of said Board and of the shareholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                             ARTICLE VI

                             PRESIDENT

   Section 1. The President shall be responsible for the general supervision, direction and control of the business and affairs of the Company. If the Chairman shall be absent or unable to perform the duties of his office, or if the office of the Chairman shall not have been filled by the Directors, the President shall preside at meetings of the Board of Directors and of the stockholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                             ARTICLE VII

                              SECRETARY

   Section 1. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall give notice of all meetings of the shareholders and of said Board. He shall record all votes taken at such meetings. He shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

   Section 2. The Secretary shall have the custody of the Corporate Seal of the Company and shall affix the same to all instruments requiring a seal except as otherwise provided in these By-Laws.


                             ARTICLE VIII

                         ASSISTANT SECRETARIES

   Section 1. One or more Assistant Secretaries, if such office shall be provided for and filled by the Directors, shall perform the duties of the Secretary if the Secretary shall be absent or unable to perform the duties of his office. The Assistant Secretaries shall perform such additional duties as may be assigned to them from time to time by the Board of Directors, the Chairman, the President or the Secretary.


                              ARTICLE IX

                               TREASURER

   Section 1. The Treasurer shall have charge of all receipts and disbursements of the Company, and shall be the custodian of the Company's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the Company from any source whatever, and give full discharge for the same, and to endorse checks, drafts and warrants in its name and on its behalf. He shall sign all checks, notes, drafts and similar instruments, except as otherwise provided for by the Board of Directors.

   Section 2. The Treasurer shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.


                               ARTICLE X

                           ASSISTANT TREASURERS

   Section 1. One or more Assistant Treasurers, if such office shall be provided for and filled by the Directors, shall perform the duties of the Treasurer if the Treasurer shall be absent or unable to perform the duties of his office. The Assistant Treasurers shall perform such additional duties as may assigned to them form time to time by the Board of Directors, the Chairman, the President or the Treasurer.


                               ARTICLE XI

                               COMMITTEES

   Section 1. The Board of Directors may designate two or more Directors to constitute an executive committee or other committees, which committees shall have and may exercise all such authority of the Board of Directors as shall be provided in such resolution, subject to those powers expressly reserved to the Board of Directors under New Hampshire law. At the time of such appointment, the Board of Directors may also appoint, in respect to each member of any such committee, another Director to serve as his alternate at any meeting of such committee which such member is unable to attend. Each alternate shall have, during his attendance at a meeting of such committee, all the rights and obligations of a regular member thereof. Any vacancy on any such committee or among alternate members thereof may be filled by the Board of Directors.


                               ARTICLE XII

                            STOCK CERTIFICATES

   Section 1. All stock certificates may bear the manual or facsimile signatures of the President or any Vice President and the Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary and a seal of the Company or its facsimile.


                               ARTICLE XIII

                              CORPORATE SEAL


   Section 1. The corporate seal of the Company shall be circular in form with the name of the Company inscribed therein.


                                ARTICLE XIV

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS


   Section 1. The corporation shall indemnify each of its directors or officers, or former directors or officers, or any person who may have served at its request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, to the fullest extent permitted by law.




                                 ARTICLE XV

                                 AMENDMENTS

   Section 1. Except as otherwise provided by applicable law, these by-laws may be altered, amended, added to or repealed from time to time by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the shareholders called for the purpose or by an affirmative vote of Directors holding a majority of the number of directorships at any meeting of the Board of Directors called for the purpose.





EXHIBIT B.34.1


                         NORTHEAST GENERATION COMPANY

                         CERTIFICATE OF INCORPORATION



    The undersigned incorporator hereby forms a corporation under the Business Corporation Act of the State of Connecticut:

    Article I.  The name of the corporation is:  Northeast Generation
Company

    Article II. There shall be one class of capital stock, designated "Common Stock" and having a par value of $1.00 per share, of which there shall be a total of 20,000 authorized shares.

    Article III. The name and business address of initial registered agent is as follows:

               Theresa H. Allsop
               107 Selden Street
               Berlin, CT 06037

    The residence address of the initial registered agent is as follows:

          1833 Asylum Avenue
          West Hartford, CT  06117

    The initial registered agent hereby accepts appointment:



                                Theresa H. Allsop

    Article IV. The Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms need not require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

    The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    No lawful repeal or modification of this article or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.


Dated this 28th day of December, 1998.


                                                Tracy A. DeCredico
                                                107 Selden Street
                                                Berlin, CT  06037





EXHIBIT B.34.2








                           NORTHEAST GENERATION COMPANY


                                    BY-LAWS







                                                    Adopted January 4, 1999




                        NORTHEAST GENERATION COMPANY

                                  BY-LAWS

                                  ARTICLE I

                          MEETINGS OF SHAREHOLDERS


Section 1. Meetings of the shareholders may be held at such place either within or without the State of Connecticut as may be designated by the Board of Directors.

Section 2. The Annual Meeting of Shareholders for the election of Directors and the transaction of such other business as may properly be brought before the meeting shall be held in each year on the day and at the hour designated by the Board of Directors.

Section 3. Notice of all annual and special meetings of shareholders, stating the day, hour and place thereof, shall be given by a written or printed notice, delivered or sent by mail, at least ten days but not more than sixty days prior to the meeting, to each shareholder of record on the books of the Company and entitled to vote at such meeting, at the address appearing on such books, unless such shareholder shall waive notice or be in attendance at the meeting. Notice of a special meeting of shareholders shall state also the general purpose or purposes of such meeting and no business other than that of which notice has been so given shall be transacted at such meeting.

Section 4. At all meetings of shareholders each share of common stock entitled to vote, and represented in person or by proxy, shall be entitled to one vote.

Section 5. The Board of Directors may fix a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days immediately preceding the date of such meeting. In such case only such shareholders or their legal representatives as shall be shareholders on the record date so fixed shall be entitled to such notice and to vote at such meeting or any adjournment thereof, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

Section 6. Any action which may be taken at a meeting of shareholders may be taken by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.

                                  ARTICLE II

                                  DIRECTORS


Section 1. The business, property and affairs of the Company shall be managed by a Board of not less than three nor more than sixteen Directors. Notwithstanding the foregoing, the business, property and affairs of the Company shall be managed by a Board of one Director, if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. Within these limits, the number of positions on the Board of Directors for any year shall be the number fixed by resolution of the shareholders or of the Board of Directors, or, in the absence of such a resolution, shall be the number of Directors elected at the preceding Annual Meeting of Shareholders. The Directors so elected shall continue in office until their successors have been elected and qualified, except that a Director shall cease to be in office upon his death, resignation, lawful removal or court order decreeing that he is no longer a Director in office.

Section 2. The Board of Directors shall have power to fill vacancies that may occur in the Board, or any other office, by death, resignation or otherwise, by a majority vote of the remaining members of the Board, and the person so chosen shall hold the office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified.

Section 3. The Board of Directors shall have power to employ such and so many agents and factors or employees as the interests of the Company may require, and to fix the compensation and define the duties of all of the officers, agents, factors and employees of the Company. All the officers, agents, factors and employees of the Company shall be subject to the order of said Board, shall hold their offices at the pleasure of said Board, and may be removed at any time by said Board at its discretion.

Section 4. The Board of Directors shall have power to fix from time to time the compensation of the Directors and the method of payment thereof.

Section 5. Any one or more Directors may be removed from office at any time with or without any showing of cause by affirmative vote of the holders of a majority of the Company's issued and outstanding shares entitled to vote.



                                 ARTICLE III

                             MEETINGS OF DIRECTORS

Section 1. A regular meeting of the Board of Directors shall be held annually, without notice, directly following the Annual Meeting of Shareholders, for the election of officers and the transaction of other business.

Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may from time to time determine and fix by resolution. Special meetings of the Board may be held at any place upon call of the Chairman (if there be one) or the President, or, in the event of the absence or inability of either to act, of a Vice President, or upon call of any three or more directors.

Section 3. Oral or written notice of the time and place of each special meeting of the Board of Directors shall be given to each director personally, by telephone, voice mail or other electronic means, or by mail at his last-known post office address, at least twenty-four hours prior to the time of the meeting; provided that any director may waive such notice in writing or by attendance at such meeting.

Section 4.  One-third of the directorships as fixed in accordance with
Article II, Section 1 of these By-Laws shall constitute a quorum, except that no quorum shall consist of less than two Directors. Notwithstanding the foregoing, a quorum shall consist of one Director if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. A number less than a quorum may adjourn from time to time until a quorum is present. In the event of such an adjournment, notice of the adjourned meeting shall be given to all Directors.

Section 5. Except as otherwise provided by these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors.

Section 6. Any resolution in writing concerning action to be taken by the Company, which resolution is approved and signed by all of the Directors, severally or collectively, whose number shall constitute a quorum for such action, shall have the same force and effect as if such action were authorized at a meeting of the Board of Directors duly called and held for that purpose, and such resolution, together with the Directors' written approval thereof, shall be recorded by the Secretary in the minute book of the Company.

Section 7. A Director or a member of a committee of the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in a meeting in such manner shall constitute presence in person at such meeting.


                                   ARTICLE IV

                                   OFFICERS


Section 1. At its annual meeting the Board of Directors shall elect a President, a Secretary, a Treasurer and, if the Board shall so determine, a Chairman, each of whom shall, subject to the provisions of Article IV,
Section 3, hold office until the next annual election of officers and until his successor shall have been elected and qualified. Any two or more offices may be held by the same person except that the offices of the President and Secretary may not be simultaneously held by the same person. The Board shall also elect at such annual meeting, and may elect at any regular or special meeting, such other officers as may be required for the prompt and orderly transaction of the business of the Company, and each such officer shall have such authority and shall perform such duties as may be assigned to him from time to time by the Board of Directors. Any vacancy occurring in any office may be filled at any regular meeting of the Board or at any special meeting of the Board held for that purpose.

Section 2. In addition to such powers and duties as these By-Laws and the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall have the powers and perform the duties which by law and general usage appertain to his particular office.

Section 3. Any officer may be removed, with or without cause, at any time by the Board in its discretion. Vacancies among the officers by reason of death, resignation, removal (with or without cause) or other reason shall be filled by the Board of Directors.



                                  ARTICLE V

                                  CHAIRMAN

Section 1. The Chairman, if such office shall be filled by the Directors, shall, when present, preside at all meetings of said Board and of the shareholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                                 ARTICLE VI

                                 PRESIDENT

Section 1. The President shall be responsible for the general supervision, direction and control of the business and affairs of the Company. If the Chairman shall be absent or unable to perform the duties of his office, or if the office of the Chairman shall not have been filled by the Directors, the President shall preside at meetings of the Board of Directors and of the stockholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                                ARTICLE VII

                                 SECRETARY

Section 1. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall give notice of all meetings of the shareholders and of said Board. He shall record all votes taken at such meetings. He shall be custodian of all contracts, leases, assignments, deeds and other instruments in writing and documents not properly belonging to the office of the Treasurer, and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

Section 2. The Secretary shall have the custody of the Corporate Seal of the Company and shall affix the same to all instruments requiring a seal except as otherwise provided in these By-Laws.


                               ARTICLE VIII

                           ASSISTANT SECRETARIES

	Section 1. One or more Assistant Secretaries shall perform the duties of the Secretary if the Secretary shall be absent or unable to perform the duties of his office. The Assistant Secretaries shall perform such additional duties as may be assigned to them from time to time by the Board of Directors, the Chairman, the President or the Secretary.


                                 ARTICLE IX

                                 TREASURER

Section 1. The Treasurer shall have charge of all receipts and disbursements of the Company, and shall be the custodian of the Company's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the Company from any source whatever, and give full discharge for the same, and to endorse checks, drafts and warrants in its name and on its behalf. He shall sign all checks, notes, drafts and similar instruments, except as otherwise provided for the Board of Directors.

Section 2. The Treasurer shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.


                                ARTICLE X

                           ASSISTANT TREASURERS

Section 1. One or more Assistant Treasurers shall perform the duties of the Treasurer if the Treasurer shall be absent or unable to perform the duties of his office. The Assistant Treasurers shall perform such additional duties as may assigned to them form time to time by the Board of Directors, the Chairman, the President or the Treasurer.


                               ARTICLE XI

                               COMMITTEES

	Section 1. The Board of Directors may designate two or more Directors to constitute an executive committee or other committees, which committees shall have and may exercise all such authority of the Board of Directors as shall be provided in such resolution, subject to those powers expressly reserved to the Board of Directors under Connecticut law. At the time of such appointment, the Board of Directors may also appoint, in respect to each member of any such committee, another Director to serve as his alternate at any meeting of such committee which such member is unable to attend. Each alternate shall have, during his attendance at a meeting of such committee, all the rights and obligations of a regular member thereof. Any vacancy on any such committee or among alternate members thereof may be filled by the Board of Directors.

                                ARTICLE XII

                            STOCK CERTIFICATES

Section 1. All stock certificates may bear the manual or facsimile signatures of the President or any Vice President and the Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary and a seal of the Company or its facsimile.


                               ARTICLE XIII

                              CORPORATE SEAL

Section 1. The corporate seal of the Company shall be circular in form with the name of the Company inscribed therein.


                                ARTICLE XIV

                                 AMENDMENTS

Section 1. These by-laws may be altered, amended, added to or repealed from time to time by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the shareholders called for the purpose or by an affirmative vote of Directors holding a majority of the number of directorships at any meeting of the Board of Directors called for the purpose.





EXHIBIT B.35.1


                  NORTHEAST GENERATION SERVICES COMPANY

                    CERTIFICATE OF INCORPORATION



    The undersigned incorporator hereby forms a corporation under the Business Corporation Act of the State of Connecticut:

   Article I. The name of the corporation is: Northeast Generation Services Company

   Article II. There shall be one class of capital stock, designated "Common Stock" and having a par value of $1.00 per share, of which there shall be a total of 20,000 authorized shares.

   Article III. The name and business address of initial registered agent is as follows:

          Theresa H. Allsop
          107 Selden Street
          Berlin, CT   06037

       The residence address of the initial registered agent is as follows:

           1833 Asylum Avenue
           West Hartford, CT  06117

     The initial registered agent hereby accepts appointment:


                            Theresa H. Allsop

   Article IV. The Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms need not require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  	No lawful repeal or modification of this article or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.


        Dated this 28th day of December, 1998.


                                      Tracy A. DeCredico
                                      107 Selden Street
                                      Berlin, CT  06037





EXHIBIT B.35.2









                    NORTHEAST GENERATION SERVICES COMPANY


                                 BY-LAWS










                                                     Adopted January 4, 1999










                   NORTHEAST GENERATION SERVICES COMPANY

                                BY-LAWS

                               ARTICLE I

                      MEETINGS OF SHAREHOLDERS


Section 1. Meetings of the shareholders may be held at such place either within or without the State of Connecticut as may be designated by the Board of Directors.

Section 2. The Annual Meeting of Shareholders for the election of Directors and the transaction of such other business as may properly be brought before the meeting shall be held in each year on the day and at the hour designated by the Board of Directors.

Section 3. Notice of all annual and special meetings of shareholders, stating the day, hour and place thereof, shall be given by a written or printed notice, delivered or sent by mail, at least ten days but not more than sixty days prior to the meeting, to each shareholder of record on the books of the Company and entitled to vote at such meeting, at the address appearing on such books, unless such shareholder shall waive notice or be in attendance at the meeting. Notice of a special meeting of shareholders shall state also the general purpose or purposes of such meeting and no business other than that of which notice has been so given shall be transacted at such meeting.

Section 4. At all meetings of shareholders each share of common stock entitled to vote, and represented in person or by proxy, shall be entitled to one vote.

Section 5. The Board of Directors may fix a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days immediately preceding the date of such meeting. In such case only such shareholders or their legal representatives as shall be shareholders on the record date so fixed shall be entitled to such notice and to vote at such meeting or any adjournment thereof, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

Section 6. Any action which may be taken at a meeting of shareholders may be taken by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.


                               ARTICLE II

                               DIRECTORS


Section 1. The business, property and affairs of the Company shall be managed by a Board of not less than three nor more than sixteen Directors. Notwithstanding the foregoing, the business, property and affairs of the Company shall be managed by a Board of one Director, if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. Within these limits, the number of positions on the Board of Directors for any year shall be the number fixed by resolution of the shareholders or of the Board of Directors, or, in the absence of such a resolution, shall be the number of Directors elected at the preceding Annual Meeting of Shareholders. The Directors so elected shall continue in office until their successors have been elected and qualified, except that a Director shall cease to be in office upon his death, resignation, lawful removal or court order decreeing that he is no longer a Director in office.

Section 2. The Board of Directors shall have power to fill vacancies that may occur in the Board, or any other office, by death, resignation or otherwise, by a majority vote of the remaining members of the Board, and the person so chosen shall hold the office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified.

Section 3. The Board of Directors shall have power to employ such and so many agents and factors or employees as the interests of the Company may require, and to fix the compensation and define the duties of all of the officers, agents, factors and employees of the Company. All the officers, agents, factors and employees of the Company shall be subject to the order of said Board, shall hold their offices at the pleasure of said Board, and may be removed at any time by said Board at its discretion.

Section 4. The Board of Directors shall have power to fix from time to time the compensation of the Directors and the method of payment thereof.

Section 5. Any one or more Directors may be removed from office at any time with or without any showing of cause by affirmative vote of the holders of a majority of the Company's issued and outstanding shares entitled to vote.



                                ARTICLE III

                            MEETINGS OF DIRECTORS

Section 1. A regular meeting of the Board of Directors shall be held annually, without notice, directly following the Annual Meeting of Shareholders, for the election of officers and the transaction of other business.

Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may from time to time determine and fix by resolution. Special meetings of the Board may be held at any place upon call of the Chairman (if there be one) or the President, or, in the event of the absence or inability of either to act, of a Vice President, or upon call of any three or more directors.

Section 3. Oral or written notice of the time and place of each special meeting of the Board of Directors shall be given to each director personally, by telephone, voice mail or other electronic means, or by mail at his last-known post office address, at least twenty-four hours prior to the time of the meeting; provided that any director may waive such notice in writing or by attendance at such meeting.

Section 4.  One-third of the directorships as fixed in accordance with
Article II, Section 1 of these By-Laws shall constitute a quorum, except that no quorum shall consist of less than two Directors. Notwithstanding the foregoing, a quorum shall consist of one Director if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. A number less than a quorum may adjourn from time to time until a quorum is present. In the event of such an adjournment, notice of the adjourned meeting shall be given to all Directors.

Section 5. Except as otherwise provided by these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors.

Section 6. Any resolution in writing concerning action to be taken by the Company, which resolution is approved and signed by all of the Directors, severally or collectively, whose number shall constitute a quorum for such action, shall have the same force and effect as if such action were authorized at a meeting of the Board of Directors duly called and held for that purpose, and such resolution, together with the Directors' written approval thereof, shall be recorded by the Secretary in the minute book of the Company.

Section 7. A Director or a member of a committee of the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in a meeting in such manner shall constitute presence in person at such meeting.


                                ARTICLE IV

                                 OFFICERS

Section 1. At its annual meeting the Board of Directors shall elect a President, a Secretary, a Treasurer and, if the Board shall so determine, a Chairman, each of whom shall, subject to the provisions of Article IV,
Section 3, hold office until the next annual election of officers and until his successor shall have been elected and qualified. Any two or more offices may be held by the same person except that the offices of the President and Secretary may not be simultaneously held by the same person. The Board shall also elect at such annual meeting, and may elect at any regular or special meeting, such other officers as may be required for the prompt and orderly transaction of the business of the Company, and each such officer shall have such authority and shall perform such duties as may be assigned to him from time to time by the Board of Directors. Any vacancy occurring in any office may be filled at any regular meeting of the Board or at any special meeting of the Board held for that purpose.

Section 2. In addition to such powers and duties as these By-Laws and the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall have the powers and perform the duties which by law and general usage appertain to his particular office.

Section 3. Any officer may be removed, with or without cause, at any time by the Board in its discretion. Vacancies among the officers by reason of death, resignation, removal (with or without cause) or other reason shall be filled by the Board of Directors.


                                ARTICLE V

                                CHAIRMAN

Section 1. The Chairman, if such office shall be filled by the Directors, shall, when present, preside at all meetings of said Board and of the shareholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                               ARTICLE VI

                               PRESIDENT

Section 1. The President shall be responsible for the general supervision, direction and control of the business and affairs of the Company. If the Chairman shall be absent or unable to perform the duties of his office, or if the office of the Chairman shall not have been filled by the Directors, the President shall preside at meetings of the Board of Directors and of the stockholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                               ARTICLE VII

                                SECRETARY

Section 1. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall give notice of all meetings of the shareholders and of said Board. He shall record all votes taken at such meetings. He shall be custodian of all contracts, leases, assignments, deeds and other instruments in writing and documents not properly belonging to the office of the Treasurer, and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

Section 2. The Secretary shall have the custody of the Corporate Seal of the Company and shall affix the same to all instruments requiring a seal except as otherwise provided in these By-Laws.


                                ARTICLE VIII

                            ASSISTANT SECRETARIES

Section 1. One or more Assistant Secretaries shall perform the duties of the Secretary if the Secretary shall be absent or unable to perform the duties of his office. The Assistant Secretaries shall perform such additional duties as may be assigned to them from time to time by the Board of Directors, the Chairman, the President or the Secretary.


                                 ARTICLE IX

                                 TREASURER

Section 1. The Treasurer shall have charge of all receipts and disbursements of the Company, and shall be the custodian of the Company's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the Company from any source whatever, and give full discharge for the same, and to endorse checks, drafts and warrants in its name and on its behalf. He shall sign all checks, notes, drafts and similar instruments, except as otherwise provided for the Board of Directors.

Section 2. The Treasurer shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.


                                ARTICLE X

                          ASSISTANT TREASURERS

Section 1. One or more Assistant Treasurers shall perform the duties of the Treasurer if the Treasurer shall be absent or unable to perform the duties of his office. The Assistant Treasurers shall perform such additional duties as may assigned to them form time to time by the Board of Directors, the Chairman, the President or the Treasurer.


                                ARTICLE XI

                                COMMITTEES

Section 1. The Board of Directors may designate two or more Directors to constitute an executive committee or other committees, which committees shall have and may exercise all such authority of the Board of Directors as shall be provided in such resolution, subject to those powers expressly reserved to the Board of Directors under Connecticut law. At the time of such appointment, the Board of Directors may also appoint, in respect to each member of any such committee, another Director to serve as his alternate at any meeting of such committee which such member is unable to attend. Each alternate shall have, during his attendance at a meeting of such committee, all the rights and obligations of a regular member thereof. Any vacancy on any such committee or among alternate members thereof may be filled by the Board of Directors.


                                 ARTICLE XII

                              STOCK CERTIFICATES

Section 1. All stock certificates may bear the manual or facsimile signatures of the President or any Vice President and the Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary and a seal of the Company or its facsimile.


                                ARTICLE XIII

                               CORPORATE SEAL

Section 1. The corporate seal of the Company shall be circular in form with the name of the Company inscribed therein.


                                ARTICLE XIV

                                 AMENDMENTS

Section 1. These by-laws may be altered, amended, added to or repealed from time to time by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the shareholders called for the purpose or by an affirmative vote of Directors holding a majority of the number of directorships at any meeting of the Board of Directors called for the purpose.





EXHIBIT B.36.1


                SELECT ENERGY PORTLAND PIPELINE, INC.

                    CERTIFICATE OF INCORPORATION


   The undersigned incorporator hereby forms a corporation under the Business Corporation Act of the State of Connecticut:

    Article I. The name of the corporation is: Select Energy Portland Pipeline, Inc.

    Article II. There shall be one class of capital stock, designated "Common Stock" and having a par value of $1.00 per share, of which there shall be a total of 20,000 authorized shares.

   Article III. The name and business address of initial registered agent is as follows:

          Theresa H. Allsop
          107 Selden Street
          Berlin, CT   06037

    The residence address of the initial registered agent is as follows:

          1833 Asylum Avenue
          West Hartford, CT  06117

     The initial registered agent hereby accepts appointment:


                           Theresa H. Allsop

    Article IV. The Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms need not require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

    The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     No lawful repeal or modification of this article or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.


     Dated this 15 day of March, 1999.

                                                    O. Kay Comendul
                                                    107 Selden Street
                                                    Berlin, CT  06037






EXHIBIT B.36.2










                    SELECT ENERGY PORTLAND PIPELINE, INC.


                                 BY-LAWS







                                         Adopted March 17, 1999





                    SELECT ENERGY PORTLAND PIPELINE, INC.

                                   BY-LAWS

                                  ARTICLE I

                         MEETINGS OF SHAREHOLDERS


   Section 1. Meetings of the shareholders may be held at such place either within or without the State of Connecticut as may be designated by the Board of Directors.

   Section 2. The Annual Meeting of Shareholders for the election of Directors and the transaction of such other business as may properly be brought before the meeting shall be held in each year on the day and at the hour designated by the Board of Directors.

   Section 3. Notice of all annual and special meetings of shareholders, stating the day, hour and place thereof, shall be given by a written or printed notice, delivered or sent by mail, at least ten days but not more than sixty days prior to the meeting, to each shareholder of record on the books of the Company and entitled to vote at such meeting, at the address appearing on such books, unless such shareholder shall waive notice or be in attendance at the meeting. Notice of a special meeting of shareholders shall state also the general purpose or purposes of such meeting and no business other than that of which notice has been so given shall be transacted at such meeting.

   Section 4. At all meetings of shareholders each share of common stock entitled to vote, and represented in person or by proxy, shall be entitled to one vote.

   Section 5. The Board of Directors may fix a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders or any adjournment thereof, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days immediately preceding the date of such meeting. In such case only such shareholders or their legal representatives as shall be shareholders on the record date so fixed shall be entitled to such notice and to vote at such meeting or any adjournment thereof, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

   Section 6. Any action which may be taken at a meeting of shareholders may be taken by one or more consents in writing, setting forth the action so taken or to be taken, bearing the date of signature and signed by all of the persons who would be entitled to vote upon such action at a meeting, or by their duly authorized attorneys.


                                ARTICLE II

                                 DIRECTORS

   Section 1. The business, property and affairs of the Company shall be managed by a Board of not less than three nor more than sixteen Directors. Notwithstanding the foregoing, the business, property and affairs of the Company shall be managed by a Board of one Director, if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. Within these limits, the number of positions on the Board of Directors for any year shall be the number fixed by resolution of the shareholders or of the Board of Directors, or, in the absence of such a resolution, shall be the number of Directors elected at the preceding Annual Meeting of Shareholders. The Directors so elected shall continue in office until their successors have been elected and qualified, except that a Director shall cease to be in office upon his death, resignation, lawful removal or court order decreeing that he is no longer a Director in office.

   Section 2. The Board of Directors shall have power to fill vacancies that may occur in the Board, or any other office, by death, resignation or otherwise, by a majority vote of the remaining members of the Board, and the person so chosen shall hold the office until the next Annual Meeting of Shareholders and until his successor shall be elected and qualified.

   Section 3. The Board of Directors shall have power to employ such and so many agents and factors or employees as the interests of the Company may require, and to fix the compensation and define the duties of all of the officers, agents, factors and employees of the Company. All the officers, agents, factors and employees of the Company shall be subject to the order of said Board, shall hold their offices at the pleasure of said Board, and may be removed at any time by said Board at its discretion.

   Section 4. The Board of Directors shall have power to fix from time to time the compensation of the Directors and the method of payment thereof.

   Section 5. Any one or more Directors may be removed from office at any time with or without any showing of cause by affirmative vote of the holders of a majority of the Company's issued and outstanding shares entitled to vote.


                               ARTICLE III

                          MEETINGS OF DIRECTORS

   Section 1. A regular meeting of the Board of Directors shall be held annually, without notice, directly following the Annual Meeting of Shareholders, for the election of officers and the transaction of other business.

   Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may from time to time determine and fix by resolution. Special meetings of the Board may be held at any place upon call of the Chairman (if there be one) or the President, or, in the event of the absence or inability of either to act, of a Vice President, or upon call of any three or more directors.

   Section 3. Oral or written notice of the time and place of each special meeting of the Board of Directors shall be given to each director personally, by telephone, voice mail or other electronic means, or by mail at his last-known post office address, at least twenty-four hours prior to the time of the meeting; provided that any director may waive such notice in writing or by attendance at such meeting.

   Section 4.  One-third of the directorships as fixed in accordance with
Article II, Section 1 of these By-Laws shall constitute a quorum, except that no quorum shall consist of less than two Directors. Notwithstanding the foregoing, a quorum shall consist of one Director if only one Director has been elected and qualified, provided there is only one shareholder of the Company at such time. A number less than a quorum may adjourn from time to time until a quorum is present. In the event of such an adjournment, notice of the adjourned meeting shall be given to all Directors.

   Section 5. Except as otherwise provided by these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors.

   Section 6. Any resolution in writing concerning action to be taken by the Company, which resolution is approved and signed by all of the Directors, severally or collectively, whose number shall constitute a quorum for such action, shall have the same force and effect as if such action were authorized at a meeting of the Board of Directors duly called and held for that purpose, and such resolution, together with the Directors' written approval thereof, shall be recorded by the Secretary in the minute book of the Company.

   Section 7. A Director or a member of a committee of the Board of Directors may participate in a meeting of the Board of Directors or of such committee by means of conference telephone or similar communications equipment enabling all Directors participating in the meeting to hear one another, and participation in a meeting in such manner shall constitute presence in person at such meeting.


                               ARTICLE IV

                                OFFICERS

   Section 1. At its annual meeting the Board of Directors shall elect a President, a Secretary, a Treasurer and, if the Board shall so determine, a Chairman, each of whom shall, subject to the provisions of Article IV,
Section 3, hold office until the next annual election of officers and until his successor shall have been elected and qualified. Any two or more offices may be held by the same person except that the offices of the President and Secretary may not be simultaneously held by the same person. The Board shall also elect at such annual meeting, and may elect at any regular or special meeting, such other officers as may be required for the prompt and orderly transaction of the business of the Company, and each such officer shall have such authority and shall perform such duties as may be assigned to him from time to time by the Board of Directors. Any vacancy occurring in any office may be filled at any regular meeting of the Board or at any special meeting of the Board held for that purpose.

   Section 2. In addition to such powers and duties as these By-Laws and the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall have the powers and perform the duties which by law and general usage appertain to his particular office.

   Section 3. Any officer may be removed, with or without cause, at any time by the Board in its discretion. Vacancies among the officers by reason of death, resignation, removal (with or without cause) or other reason shall be filled by the Board of Directors.


                                ARTICLE V

                                CHAIRMAN

   Section 1. The Chairman, if such office shall be provided for and filled by the Directors, shall, when present, preside at all meetings of said Board and of the shareholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.


                              ARTICLE VI

                              PRESIDENT

   Section 1. The President shall be responsible for the general supervision, direction and control of the business and affairs of the Company. If the Chairman shall be absent or unable to perform the duties of his office, or if the office of the Chairman shall not have been filled by the Directors, the President shall preside at meetings of the Board of Directors and of the stockholders. He shall have such other authority and shall perform such additional duties as may be assigned to him from time to time by the Board of Directors.

                             ARTICLE VII

                              SECRETARY

   Section 1. The Secretary shall keep the minutes of all meetings of the shareholders and of the Board of Directors. He shall give notice of all meetings of the shareholders and of said Board. He shall record all votes taken at such meetings. He shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

   Section 2. The Secretary shall have the custody of the Corporate Seal of the Company and shall affix the same to all instruments requiring a seal except as otherwise provided in these By-Laws.

                              ARTICLE VIII

                          ASSISTANT SECRETARIES

   Section 1. One or more Assistant Secretaries, if such office shall be provided for and filled by the Directors, shall perform the duties of the Secretary if the Secretary shall be absent or unable to perform the duties of his office. The Assistant Secretaries shall perform such additional duties as may be assigned to them from time to time by the Board of Directors, the Chairman, the President or the Secretary.

                              ARTICLE IX

                              TREASURER

   Section 1. The Treasurer shall have charge of all receipts and disbursements of the Company, and shall be the custodian of the Company's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the Company from any source whatever, and give full discharge for the same, and to endorse checks, drafts and warrants in its name and on its behalf. He shall sign all checks, notes, drafts and similar instruments, except as otherwise provided for by the Board of Directors.

   Section 2. The Treasurer shall perform such additional duties as may be assigned to him from time to time by the Board of Directors, the Chairman, the President or by law.

                              ARTICLE X

                         ASSISTANT TREASURERS

   Section 1. One or more Assistant Treasurers, if such office shall be provided for and filled by the Directors, shall perform the duties of the Treasurer if the Treasurer shall be absent or unable to perform the duties of his office. The Assistant Treasurers shall perform such additional duties as may assigned to them form time to time by the Board of Directors, the Chairman, the President or the Treasurer.

                            ARTICLE XI

                            COMMITTEES

   Section 1. The Board of Directors may designate two or more Directors to constitute an executive committee or other committees, which committees shall have and may exercise all such authority of the Board of Directors as shall be provided in such resolution, subject to those powers expressly reserved to the Board of Directors under Connecticut law. At the time of such appointment, the Board of Directors may also appoint, in respect to each member of any such committee, another Director to serve as his alternate at any meeting of such committee which such member is unable to attend. Each alternate shall have, during his attendance at a meeting of such committee, all the rights and obligations of a regular member thereof. Any vacancy on any such committee or among alternate members thereof may be filled by the Board of Directors.

                            ARTICLE XII

                         STOCK CERTIFICATES

   Section 1. All stock certificates may bear the manual or facsimile signatures of the President or any Vice President and the Treasurer, any Assistant Treasurer, Secretary or any Assistant Secretary and a seal of the Company or its facsimile.

                           ARTICLE XIII

                          CORPORATE SEAL

   Section 1. The corporate seal of the Company shall be circular in form with the name of the Company inscribed therein.

                            ARTICLE XIV

                            AMENDMENTS

   Section 1. These by-laws may be altered, amended, added to or repealed from time to time by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the shareholders called for the purpose or by an affirmative vote of Directors holding a majority of the number of directorships at any meeting of the Board of Directors called for the purpose.





EXHIBIT D.3


                              SECOND AMENDMENT
                        TO THE AMENDED AND RESTATED
                         TAX ALLOCATION AGREEMENT
                                DATED AS OF
                              JANUARY 1, 1990


This Amendment, dated as of March 1, 2000, to the Amended and Restated
Tax Allocation Agreement, dated as of January 1, 1990, as amended by a First Amendment dated as of October 26, 1998 (the "Agreement"), is made by and among Northeast Utilities (the "Parent Company") The Connecticut Light and Power Company, Western Massachusetts Electric Company, Holyoke Water Power Company, Northeast Utilities Service Company, Northeast Nuclear Energy Company, Holyoke Power and Electric Company, The Rocky River Realty Company, The Quinnehtuk Company, Charter Oak Energy, Inc., HEC Inc., Public Service Company of New Hampshire, Properties Inc., North Atlantic Energy Corporation, North Atlantic Energy Service Corporation, COE Development Corporation, COE Argentina II Corp., COE Ave Fenix Corporation, Select Energy Contracting, Inc. (formerly known as HEC International Corporation), Mode 1 Communications, Inc., Select Energy, Inc., CL&P Receivables Corporation, NU Enterprises, Inc., Northeast Generation Company, Northeast Generation Services Company, Select Energy Portland Pipeline, Inc., Reeds Ferry Supply Co., Inc., HEC/Tobyhanna Energy Project, Inc., Yankee Energy System, Inc., Yankee Energy Financial Services Company, NorConn Properties, Inc., Yankee Energy Services Company, Yankee Gas Services Company, R.M. Services, Inc. and any other corporations that become a member of the Parent Company's affiliated group, as defined in Section 1504(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code") and execute a duplicate copy of the Agreement or consent to be included in a consolidated federal income tax return that includes the Parent Company (hereinafter collectively "subsidiaries" and singly "subsidiary") in accordance with Rule 45(c).(1)
The Agreement is hereby amended as follows:

1. The first unnumbered paragraph of the Agreement is amended to include the following companies as subsidiaries (as of the date on which each of the following companies became a member of the Parent Company's affiliated group):

NU Enterprises, Inc., Northeast Generation Company, Northeast Generation Services Company, Select Energy Portland Pipeline, Inc., Reeds Ferry Supply Co., Inc., HEC/Tobyhanna Energy Project, Inc., Yankee Energy System, Inc., Yankee Energy Financial Services Company, NorConn Properties, Inc., Yankee Energy Services Company, Yankee Gas Services Company and R.M. Services, Inc.

(1) References to Rule 45 are to Rule 45 of the Public Utility Holding Company Act of 1935.

2. The first unnumbered paragraph of the Agreement is amended to delete the following companies as subsidiaries (as of the date on which each of the following companies ceased to be a member of the Parent Company's affiliated group), provided however that each such departing subsidiary shall continue to be bound by this Agreement as to the taxable year in which such company ceased to be a member of the Parent Company's affiliated group and all prior taxable years in which such company was part of the Parent Company's affiliated group:

Research Park, Inc., WMECO Receivables Corporation, COE Tejona
Corporation

3. The following shall be added as a new last sentence to paragraph 15 of the Agreement:

If at any time any company ceases to be a member of the Parent Company's affiliated group, such company shall no longer be a party to this Agreement, but such company shall continue to be bound by this Agreement as to the taxable year in which such company leaves the Parent Company's affiliated group and all prior taxable years in which such company was a member of the Parent Company's affiliated group.

This Second Amendment has been duly authorized and agreed to by each of the below listed members of the Parent Company's affiliated group as evidenced by the signature of a duly authorized officer of each company:

ATTEST:

NORTHEAST UTILITIES

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

THE CONNECTICUT LIGHT AND POWER COMPANY

By:
      Name: Randy A. Shoop
      Title: Treasurer

ATTEST:

WESTERN MASSACHUSETTS ELECTRIC COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

HOLYOKE WATER POWER COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTHEAST UTILITIES SERVICE COMPANY


By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTHEAST NUCLEAR ENERGY COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

HOLYOKE POWER AND ELECTRIC COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

THE ROCKY RIVER REALTY COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

THE QUINNEHTUK COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

CHARTER OAK ENERGY, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

HEC INC.

By:
      Name: Thomas W. Philbin
      Title: President


ATTEST:

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

PROPERTIES, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTH ATLANTIC ENERGY CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTH ATLANTIC ENERGY SERVICE CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

COE DEVELOPMENT CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

COE ARGENTINA II CORP.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

COE AVE FENIX CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

SELECT ENERGY CONTRACTING, INC.

By:
      Name: Thomas W. Philbin
      Title: Chairman of the Board


ATTEST:

MODE 1 COMMUNICATIONS, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

SELECT ENERGY, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

CL&P RECEIVABLES CORPORATION

By:
      Name: Randy A. Shoop
      Title: Treasurer


ATTEST:

NU ENTERPRISES, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTHEAST GENERATION COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORTHEAST GENERATION SERVICES COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

SELECT ENERGY PORTLAND PIPELINE, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

REEDS FERRY SUPPLY CO., INC.


By:
      Name: Thomas W. Philbin
      Title: Chairman


ATTEST:

HEC/TOBYHANNA ENERGY PROJECT, INC.

By:
      Name: Thomas W. Philbin
      Title: President


ATTEST:

YANKEE ENERGY SYSTEM, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

YANKEE ENERGY FINANCIAL SERVICES COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

NORCONN PROPERTIES, INC.

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

YANKEE ENERGY SERVICES COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

YANKEE GAS SERVICES COMPANY

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

R.M. SERVICES, INC.

By:
      Name: Murry K. Staples
      Title: President


Companies that have ceased to be members of the Parent Company's affiliated group:


ATTEST:

RESEARCH PARK, INC.


By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

COE TEJONA CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer


ATTEST:

WMECO RECEIVABLES CORPORATION

By:
      Name: David R. McHale
      Title: Vice President and Treasurer







                                                  As of September 28, 1999

CL&P Receivables Corporation
107 Selden Street
Berlin, Connecticut 06037

Ladies and Gentlemen:

           Reference is made to the Receivables Purchase and Sale Agreement (as amended as of September 29, 1998, the "Agreement"), dated as of September 30, 1997, among CL&P Receivables Corporation, The Connecticut Light and Power Company, Corporate Asset Funding Company, Inc., Citibank, N.A., and Citicorp North America, Inc., as Agent. Unless otherwise defined herein, terms used herein are used with the meanings specified in the Agreement. This letter modifies certain terms of the Agreement and the Fee Agreement executed and delivered in connection therewith.

1.         Clause (a) of the definition of "Commitment Termination Date" in
Article I of the Agreement is hereby amended by substituting "September 27, 2000" for "September 28, 1999".

2. The definition of "Applicable Percentage" in Article I of the Agreement is hereby amended in its entirety to read as follows:

           "Applicable Percentage" means, for any Settlement Period, the rate per annum set forth below corresponding, as of the first Business Day of such Settlement Period, to the actual ratings for the Originator's long-term public senior debt on such date (or, if the two ratings do not correlate on any such date, the lower of the two ratings):


Public Debt Rating                                    Applicable Percentage
by
Standard & Poor's and Moody's
BBB/Baa2 (or higher)                                     1.00%
BBB-/Baa3                                                1.25%
BB+/Ba1                                                  1.50%
BB/Ba2                                                   2.00%
BB-/Ba3                                                  2.25%



3. Item 4 of the second paragraph (relating to the Liquidity Fee) of the Fee Agreement, dated as of September 30, 1997 (as amended as of September 29, 1998), is hereby amended in its entirety to read as follows:

                Second Paragraph -- Item 4

        The Seller shall pay to the Agent a Liquidity Fee on the aggregate Purchase Limit in effect from time to time at the per annum rate of 0.325%.

              Except as modified herein, the Agreement and all documents executed and delivered thereunder shall continue in full force and effect. This letter shall be governed by the laws of the State of New York.

                                                Very truly yours,

                                                CITICORP NORTH AMERICA, INC.,
                                                     as Agent

                                        By:  -------------------------
                                                    Name:
                                                    Title:

Agreed and accepted as of the date first above written:

CL&P RECEIVABLES CORPORATION

By:  ---------------------------------------
         Name:     Randy A. Shoop
         Title:    Treasurer

THE CONNECTICUT LIGHT AND POWER COMPANY

By:  ---------------------------------------
          Name:       Randy A Shoop
          Title:      Treasurer

CORPORATE ASSET FUNDING, INC.

By:            Citicorp North America, Inc.
               as Attorney-in-Fact

By:  ---------------------------------------
          Name:
          Title:

CITIBANK, N.A.

By:  ---------------------------------------
          Name:
          Title:



THE BANK OF NEW YORK

By:  ---------------------------------------
           Name:
           Title:

THE TORONTO-DOMINION BANK

By:  ---------------------------------------
           Name:
           Title: